02034268

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME European Aeronautic Defence & Space Company (EADS NV)

*CURRENT ADDRESS Drentestraat 24
NL-1083 HK Amsterdam
The Netherlands

**FORMER NAME

PROCESSED
MAY 29 2002
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34662 FISCAL YEAR 12/31/00

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DATE : 5/21/02

European Aeronautic Defence and Space Company EADS N.V.


A380
A380

Milestones 2000

EADS
European Aeronautic Defence and Space Company

[illegible] in 2000

[illegible] except work force

[illegible]	24,208
[illegible]ake[illegible]	49,079
[illegible] backlog*	131,874
EBIT* (pre-goodwill amortization and exceptionals)	1,399
Work force (number of employees)	88,879

* Earnings before interest and taxes.


7
4
78

ORDER BACKLOG BY DIVISION
(as %)

- Airbus
- Military Transport Aircraft
- Aeronautics
- Space
- Defence and Civil Systems

European
Aeronautic
Defence and
Space Company
EADS N.V.

Contents

EADS
European Aeronautic Defence and Space Company

Message from the Chairmen

In terms of auspicious beginnings for a pioneering enterprise, the dawn of humankind's third millennium certainly qualifies. It was in the middle of the year 2000 that a vision — which the two of us had begun sharing much earlier — took corporate shape as European Aeronautic Defence and Space Company. In just a few months, we have seen how this single act has triggered far broader implications.

As the world's defense and aerospace industries enter a new era, we are now sure that EADS will be an essential participant: actively defining our roles in each segment that we have chosen, seeking partners who complement our expertise — and being sought as a required partner, too, by the industry's major players. Witness the formidable momentum built up as we created the integrated Airbus company, officially launched the Airbus A380, and signed strategic agreements with Northrop Grumman in defense electronics, with Finmeccanica in aeronautics and with Russian partners in a number of areas. All this would not be happening now had EADS not been founded last year.

In EADS we have built a robust platform that naturally draws highly talented people from across Europe and even beyond the continent. Their enthusiasm in this century-old aerospace industry is real, adding a still greater dimension to our undertaking. All our people are committed to a single goal: going further with our successful enterprise by building industry-leading products and offering innovative customer-driven services. We are proud to open this new chapter in aerospace conquest by enabling our talented teams to be still more successful by launching major new programs such as the A380 Superjumbo and the A400M military transport aircraft.



by Manfred Bischoff and Jean-Luc Lagardère

These lines that you are reading have been written for the entire EADS community, inside and outside the enterprise. This community of our corporate stakeholders ranges from those who own our shares to others who work in our ranks, and from those who rely on our products and services to still others who partner with us as suppliers.

We hope that you will read this report as a logbook of an exciting journey, and that you will want to join us in some way. Both of us guarantee you will get a warm welcome on-board.

Chairmen of the Board of Directors

To our shareholders

Letter from the Chief Executive Officers



by Philippe Camus and Rainer Hertrich, Chief Executive Officers

2000 is a milestone in the history of aerospace. It was the year of the creation of Europe's first aeronautics, defense and space company. The leading French, German and Spanish aerospace companies have united their forces to become a major international player on the aeronautics, defense and space markets.

The merger of Aerospatiale Matra, Dasa and CASA has been done in a very short time — 7 months only separate the signature of the agreement between these companies from the creation of EADS on July 10th, 2000.

This remarkable achievement was made possible by the commitment of the employees of EADS, who have received strong support from the shareholders. This support has encouraged us in our efforts.

Relying on the strong confidence of our shareholders, we as a group have achieved major successes in 2000. We have established many co-operations and partnerships: with the Italian Finmeccanica in military aircraft and in missiles, with the British BAE Systems to create the integrated Airbus company, with the American Northrop Grumman in maintenance and with the Russian industry. The agreements we have reached will foster our growth for the coming years.

For order intake, 2000 has been an exceptional year: 49 billion euros, more than 50 percent higher than in 1999. As a consequence, our order backlog at year end reaches a record level, covering more than 5 years worth of business.

In each division, major achievements have been realized: the launch of the Superjumbo of Airbus, the A380, which will enable us to compete on an equal basis with our main competitor; the big contracts for the transport helicopter NH90; the major progress on the military fighter aircraft, the Eurofighter; the positive decisions



on the military transport aircraft A400M program, the big contracts in missiles [illegible] the remarkable growth in encrypted digital telecommunications.

These good results have been reflected in the share value of EADS, which, at year end, had climbed by more than 30 percent since the IPO (Initial Public Offering), overperforming the stock market, which has decreased during the same period.

For 2001, several challenges are ahead of us, the most important of all being to succeed in the integration process and to create more value. The value of EADS is in the hands of the women and men who make up the Group. These people come from different cultural backgrounds, which is a great value for us, since this nurtures the creativity and the dynamism of our Group. We are making the most out of cross-cultural exchanges through the fully integrated teams who work on each project.

Concerning value creation, we are fully committed to our targets. We have identified the projects which will generate more than 600 million euros of additional profits by 2004. Two of these projects are the reorganization of the defense and space business, which already started. The mission and organization of the headquarters will also be rationalized to get a leaner and more efficient structure.

In addition, EADS Management is also focused on the implementation of business initiatives in the field of services and Internet technologies to streamline our business activities and processes.

Our ambition is to make EADS the world leader of aeronautics, defense and space. We have had a good start in 2000, now we should capitalize on these successes and launch new programs which will drive our growth through the early decades of the 21st century.

Our motto has never been so true: let us do the step beyond!

[signatures]

Chief Executive Officers

Key figures


11
10
19
59
REVENUE BREAKDOWN
BY DIVISION (as %)
Airbus
Military Transport Aircraft
Aeronautics
Space
Defence and Civil Systems


22,553
24,208
1999
2000

REVENUES
Millions of euros (pro forma)


1,263*
1,399
1999
2000

EBIT pre-goodwill amortization & exceptionals
Millions of euros (pro forma)
* Excluding Sextant gain on disposal.


1,324
1,339
1999
2000

INTERNALLY FINANCED R&D
Millions of euros (pro forma)

EADS's pro forma consolidated revenues for the full year 2000 rose 7.3 percent to 24.2 billion euros.

In 2000, EADS's profitability grew with pro forma earnings before interest and taxes (EBIT)[1] reaching 1.4 billion euros, 11 percent higher than the 1999 pro forma figure of 1.26 billion euros (adjusted for the gain of 182 million euros on the disposal of an interest in Sextant in 1999). This was achieved after a sustained R&D effort representing 5.5 percent of revenues.

Based on this very promising result, EADS is developing a solid growth strategy for the future, enabling the 2004 profitability target[2] (set at the time of the initial public offering, or IPO, at 8 percent) to be raised to 10 percent.

EADS recorded a net pro forma loss of 909 million euros mostly on the one hand due to the high goodwill amortization and exceptional charges (in excess of 1 billion euros pretax) and on the other to the accounting principles applied to hedging positions stemming from procedures used prior to the merger. From 2001 onwards, the application of new accounting rules (IAS 39) will enable EADS to reduce substantially the volatility of the net income related to year-end dollar fluctuation.


1999
2000
(909)
(1,046)

NET RESULT
Millions of euros (pro forma)

(1) Defined as earnings before interest and taxes (EBIT), pre-goodwill amortization and exceptionals.
(2) EBIT in percentage of revenues


10
9
28
55
REVENUE BREAKDOWN
BY GEOGRAPHY (as %)
Europe
North America
Rest of the world
Asia


20
80
REVENUE
BREAKDOWN
BY MARKET
(as %)
Civil
Military


2,143
1999
2000
(946)
NET CASH (DEBT)
POSITION
Millions of euros (pro forma)


1,531
198
1999
2000
FREE CASH FLOW
Millions of euros (pro forma)


49,079
32,700
1999
2000
ORDER INTAKE
Millions of euros (pro forma)


131,874
102,400
1999
2000
ORDER BACKLOG
Millions of euros (pro forma)

At the end of 2000, EADS had a net cash position of more than 2 billion euros — an increase of 3 billion euros — due equally to the very strong free cash flow (which increased nearly 8 times) and to the capital increase resulting from the IPO.

The very strong order intake achieved in 2000 amounted to 49.1 billion euros, up 50 percent, demonstrating the company's exceptional performance capability. At year-end 2000, order backlog stood at 132 billion euros, representing more than five years of pro forma revenues at current levels.

Corporate governance

Board of Directors, Chairmen and Chief Executive Officers

The Company is governed by Dutch law and its Articles of Association. The Company has a single-tier structure — the Board of Directors — combining both executive and non-executive members. The Board is the highest decision-making body after the shareholders' meeting.

The Board of Directors is responsible for the affairs of the Company. The role of the Board of Directors is to ensure that the Company is operated to maximize shareholder value in accordance to the law and the established rules of Corporate Governance, taking into account maintaining good relationships with the Company's employees and customers.

The Board of Directors comprises eleven members, appointed and removed by the shareholders' meeting. The Board of Directors has an equal number of Directors proposed by DaimlerChrysler and by SOGEADE[1] respectively and one Director proposed by SEPI[2], plus two independent Directors.

The Board of Directors has appointed from among its members the two Chief Executive Officers (CEOs) responsible for the day-to-day management of the Company and has designated its two Chairmen to ensure the smooth functioning of the Board of Directors and to support the Chief Executive Officers of the Company with regard to top-level strategic discussions with outside partners.

Beyond applicable Dutch legal constraints, the Board of Directors has also adopted its own internal rules to provide modern Corporate Governance principles. In particular the Board of Directors has formed two standing committees from its members:

- The Audit Committee, which makes recommendations to the Board of Directors on the appointment of auditors, the approval of the annual financial statements and the interim accounts, and monitors the adequacy of EADS's internal controls, accounting policies and financial reporting, and the Audit Committee meets at least twice a year. It is chaired by Manfred Bischoff and Jean-Luc Lagardère and also includes Louis Gallois and Eckhard Cordes.
- The Personnel Committee, which makes recommendations to the Board of Directors regarding appointments to the Executive Committee, remuneration strategies and long-term remuneration plans and decides the service contracts and other contractual matters in relation to the Board of Directors and Executive Committee members. The Personnel Committee meets at least twice a year. It is chaired by Manfred Bischoff and Jean-Luc Lagardère and also includes Philippe Camus, Eckhard Cordes, Louis Gallois and Rainer Hertrich.

Topics discussed during the Board meetings relate mainly to EADS strategy, major business issues, major investment projects, and financial results and forecasts.

(1) Lagardère together with French financial institutions and Sogepa *(French state holding company)*.
(2) Spanish state holding company.



Members of the Board of Directors

Manfred Bischoff
Member of the Management Board of DaimlerChrysler
Chairman of the Board of Directors of EADS

Jean-Luc Lagardère
General and Managing Partner of Lagardère
Chairman of the Board of Directors of EADS

Philippe Camus
Chief Executive Officer of EADS

Rainer Hertrich
Chief Executive Officer of EADS

Axel Arendt
Chief Financial Officer of EADS

Eckhard Cordes
Member of the Management Board of DaimlerChrysler

Pedro Ferreras
President of SEPI

Noël Forgeard
Airbus Chief Executive Officer

Jean-René Fourtou
Vice President of Aventis S.A.

Louis Gallois
President of SNCF

Michael Rogowski
Chairman of the Supervisory Board of J.M. Voith AC

Business structure



With the lean management structure that EADS has set up, the heads of five operating divisions — Airbus, Military Transport Aircraft, Aeronautics, Space, Defence and Civil Systems — report directly to the CEOs. Each of the five operating division heads is responsible for profit and loss as well as meeting profitability targets.

EADS simplified operating structure

Airbus	Military Transport Aircraft	Aeronautics	Space	Defence & Civil Systems
EADS Airbus *Noël Forgeard*	EADS CASA (Military Transport Aircraft Division) *Alberto Fernàndez*	EADS Deutschland Military Aircraft *Aloysius Rauen*	ASTRIUM *Armand Carlier, Joseph Kind, Klauss Ensslin*	Defence Electronics *Stefan Zoller*
		Eurocopter *Jean-François Bigay*	EADS Launch Vehicles *Philippe Couillard*	Services *Jacques Vannier*
		EADS ATR *Jean-Michel Léonard*		Missiles MBD *Fabrice Brégier*
		EFW *Dierk Minke*		Aerospatiale Matra Missiles *Pierre Dubois*
		EADS Sogerma *Yves Richard*		Missiles LFK *Werner Kaltenegger*
		EADS Socata *Philippe Debrun*		Telecommunications *Jacques Payer*



Members of the Executive Committee

Front row (left to right)

Axel Arendt
Chief Financial Officer

Rainer Hertrich
Chief Executive Officer

Philippe Camus
Chief Executive Officer

Alberto Fernández
Military Transport Aircraft Division

Noël Forgeard
Airbus Chief Executive Officer

Back row (left to right)

Dietrich Russell
Aeronautics Division

François Auque
Space Division

Jean-Paul Gut
Marketing

Jean-Louis Gergorin
Strategic Coordination

Thomas Enders
Defence and Civil Systems Division

Gustav Humbert
Airbus Chief Operating Officer

Road maps for future growth



Maximizing benefits from new opportunities

With the creation of EADS, a whole new set of opportunities is open for the future of the aeronautic, defense and space industries. Building on the strengths of the successful integration of existing businesses and the leverage of the resulting additional value, EADS is addressing three main challenges: further consolidation in Europe, in both the industry and our customer base; transatlantic relationships to achieve global reach; and business initiatives in cross-divisional activities, e-business and full-package solutions.



Jean-Louis Gergorin
Executive Vice President,
Head of Strategic Coordination

Core integration advantages

The creation of EADS triggered the most significant step in the consolidation of the commercial aircraft industry. After 30 years of partnership, a fully integrated Airbus company is currently being founded. This major step forward was a direct consequence of the merger of three of the four Airbus consortium members into EADS. This new company is to be owned 80 percent by EADS, and 20 percent by BAE Systems. Announcement of the new Airbus company's creation spurred the launch of the biggest commercial aircraft ever, the A380, within a structure that combines strengths and reduces costs.

At the same time, EADS's missile systems operation (MBD and Aerospatiale Matra Missiles), which were already Europe's largest, will be reinforced and extended with the contribution of Aerospatiale Matra Missiles and the missile systems operations of Alenia Marconi Systems, resulting in MBDA and achieving a leadership position in its industry.

Beyond redrawing existing partnerships, EADS is also negotiating a new joint-venture with Italy's Finmeccanica focused on military aircraft: European Military Aircraft Company (EMAC).

As Europe's first integrated aeronautic, defense and space company, EADS is a major contributor to the creation of a harmonized European government customer base. Examples include the successes — against strong international competition — of the Airbus A400M military transport and the next-generation Meteor medium-range air-to-air missile.

Clearly, within Europe's aerospace industry, EADS is the prime mover and integrator.

Transatlantic ties, global reach and R&T

In transatlantic defense relations, EADS has set up partnerships with major American companies such as Northrop Grumman for defense electronics, air ground surveillance and maintenance, Boeing for the Meteor missile, and is discussing potential co-operation agreements with Lockheed Martin and Raytheon.

EADS is also extending its global reach by negotiating partnerships with strong regional leaders such as Embraer and through global cooperation agreements with some major countries like Russia.

Direct control of strategic technologies is a key competitive edge for EADS. Sharpening, owning and improving technological advances have the highest priority. Carbon fiber, avionics, adaptive structures and telecommunications are all examples of dual-use technologies which will ensure EADS a clear advantage in the years to come.

Business initiatives

Multi-divisional products —such as mission aircraft, Unmanned Aerial Vehicles (UAVs) and in-flight entertainment systems — are being emphasized, enabling us to develop "full-package solutions" that are tailored to evolving customer needs. The range of EADS's in-house platforms gives us the potential to extend our prime contracting and leadership roles to most business segments.

Growth

New opportunities

Services



From left to right: ASAP5 structure, Airbus A380, A400M.

As growth in services is much higher than the average in industry, EADS has an opportunity to develop existing activities further and expand our business base. We are focusing on customer preference for complete service solutions. In particular, military outsourcing is expected to grow substantially, offering EADS a business area that is both large and expanding. We also believe in the profitability of customer support services, and have launched initiatives to address these needs, including acquisitions.

Lastly, e-business is strategic in streamlining our business processes. It is a key driver of the integration process, accelerating information flows and boosting productivity. We are currently focusing on collaborative development of products and programs, supply chain integration beyond electronic data interchange (EDI), e-procurement of non-strategic goods, sourcing management of strategic goods, online customer care and services, and improved internal process efficiency.

Even though the first major round of restructuring in Europe's defense and aerospace industry has taken place, EADS will implement continuous actions to streamline our portfolio further, gain greater market access and sharpen our competitive edge, thus expanding our opportunities for profitable business in all major global markets.

From left to right: Ariane 4 and Ariane 5.


Integrated marketing
Competitive advantage
Value creation

Success through integration

Integrated sales and marketing

A new, fully integrated international sales and marketing organization has been set up and structured around regional directorates with centrally based staff services. The French, German and Spanish marketing organizations and international networks now form a highly competitive, business-oriented unit dedicated to strengthening EADS's position in its export markets.



Jean Paul Gut
Executive Vive President,
Head of EADS International

By working closely with the divisions and business units, EADS International is also a platform for delivering customers optimum pre- and after-sales services. With 32 offices covering 70 countries, it is critical in achieving the 70 percent of consolidated revenues that EADS generates in markets outside its home bases and therefore a key to business success.

The creation of EADS International consolidates our worldwide operations and forges new opportunities in such highly promising new markets such as Australia, Singapore and the Middle East.

Merger integration

A dedicated company-wide Merger Integration team has been set up to ensure that value targets will be reached. In a first phase, more than 600 projects were identified that touch almost all facets of the company.

Line management is fully committed to this process, and the Merger Integration team is continuing to accompany and support the projects.

Harmonized purchasing process

The corporate sourcing and purchase organization has been reshaped into a sourcing network. A joint purchase sourcing strategy was defined to implement harmonized purchasing processes. Special emphasis is being put on joint procurement as well as on strategic management of supplier relations.

Overall, our harmonized sourcing strategy will account for approximately half of the recurring value creation of 600 million euros by 2004.

EADS in financial markets

SHARE PRICE FROM JULY 10 TO DECEMBER 29, 2000
Base 100, July 10, 2000


150
140
130
120
110
100
90
80
EADS
CAC 40
IBEX
DAX
Sector index*
* BAE Systems, Boeing, Lockheed, Thales, SAAB, Finmeccanica, Embraer and Dassault.
07/10/00
07/31/00
08/31/00
09/29/00
10/31/00
11/30/00
12/29/00

- Stock Market Places: Paris, Frankfurt, Spanish markets
- Euroclear code: 5730
- Number of issued shares: 807,157,667
- Par value: 1 euro

EADS SHARE PRICE EVOLUTION FROM JULY 10 UNTIL DECEMBER 29, 2000 (in euros)

	Highest	Lowest	Year-end
Paris	25.20	16.05	23.66
Frankfurt	25.90	16.00	23.10
Spanish markets	25.10	16.10	23.30

INVESTOR RELATIONS AND FINANCIAL COMMUNICATION

A dedicated eight-person investor relations team was set up in 2000 to keep shareholders informed, whether they are individual shareholders, employees or institutions. To fulfil this role the Investor Relations and Financial Communication Department offers a variety of information sources.
Starting in April 2001, a quarterly newsletter called *Aero-notes* provides information on EADS's finances, strategy and products.

A Web site, www.eads.net, also provides a wide range of information including on financial topics. Special toll-free lines are available to our shareholders:
France: 0 800 01 2001
Germany: 00 800 00 02 2002
Spain: 00 800 00 02 2002
Investors from other countries may call +33/1 4133-9094.
An email box is dedicated to answering shareholders' inquiries: comfi@eads.net

The Annual General Meeting and Information Meetings in France, Germany and Spain are still other opportunities for shareholders to ask questions to EADS management.



In 2000 EADS has created value for its shareholders

The stock performance of EADS since its inception has been strong in terms of stock price evolution as well as in terms of daily trading volumes.

Since July 10, and as of year-end 2000, the stock price has increased 31.4 percent to 23.66 euros compared to the introduction price of 18 euros for individual shareholders.

In the same period, the market capitalization of EADS has grown from 14 billion euros to more than 19 billion euros, creating value of over 5 billion euros for our shareholders.

Having been integrated in the CAC 40, EADS outperformed the index, which itself decreased 8.6 percent during the same period. This performance was achieved in an environment of extreme volatility and disappointment with technology companies.

This is the recognition by financial markets of the strategic vision which led to the creation of EADS. In a very volatile environment, EADS has gradually built up a confidence level and become a preferred stock for many investors due to our exceptional visibility (a five-year order backlog) and its leading position in growing markets. The great majority of analysts recommend buying the stock.

Volumes traded have also been satisfactory showing good liquidity, since the average daily trading volume has been around 1.8 million shares. This shows that the 30-percent free float of EADS, although small, has not been detrimental to investors.

The EADS Board of Directors will propose to the Annual General Meeting a dividend of 0.50 euro per share for the 2000 financial year.


30.3
30.3
5.5
33.9

CAPITAL STRUCTURE ON JANUARY 10, 2001 (as %)

- DaimlerChrysler
- SOGEADE: Lagardère together with French financial institutions and Sogepa (French state holding company)
- SEPI (Spanish state holding company)
- Public*

* Including EADS employees and about 3 percent held directly by DaimlerChrysler and the French state.

Review of operations


A340
A340

From left to right: A340, NH90, Ariane 5, Mars Express, C295, Meteor, Eurofighter.

Worldwide leadership positions

Commercial aircraft	No. 2
Helicopters	No. 1
Commercial launchers	No. 1
Satellites	No. 3
Missile systems	No. 2
Military aircraft	No. 4


295


A380
A380
A340
A340

A318
A318

AIRBUS DIVISION

Millions of euros (pro forma)	2000	1999	Variation %
Revenues	14,856	12,639	+ 18%
EBIT**	1,412	925	+53%
Order intake	34,158	20,700	+65%
Order backlog	104,387	79,500	+31%
Work force*	33,927	31,534	+8%
In number of aircraft			
Deliveries	311	294	+6%
Order backlog	1,626	1,445	+13%

* In number of employees. **Pre-goodwill amortization and exceptionals.

Thanks to its strong market performance and increase in aircraft deliveries, EADS Airbus division's EBIT rose 53 percent. In total, at year-end 2000, Airbus had an order backlog totalling 1,626 aircraft, covering five years of business activity at current levels and placing Airbus worldwide No. 1.

Airbus

Breaking down boundaries

When first set up 30 years ago, Airbus's goal was to pool European capabilities and technological resources to build an aircraft that would reliably and cost-effectively carry passengers in true wide-body comfort. By the dawn of the 21st century, Airbus had far surpassed those original ambitions, having developed an entire family of advanced aircraft to suit every need of the global marketplace.

With the launch of the A380, Airbus has again demonstrated its market-driven ability to see beyond the horizon, re-inventing flight with imagination, skill, and proven technologies. And the A380 is just one facet of that ability. As people all over the world discover the affordable pleasures of living without boundaries, they will also delight in the entirely new way to fly that Airbus aircraft provide.

Strength in an expanding market

Operators of Airbus fleets love the family. With order intake exceeding deliveries, Airbus is increasing production capacity to record levels. A total of 520 aircraft worth a record 33.6 billion euros were ordered in 2000. For the sixth consecutive year, order backlog continued to grow, reaching a record level of 1,626 aircraft worth 104 billion euros and representing more than five years of production at current levels.

The market success of the A380 super-jumbo crowns this exceptional sales performance. The all-new A380 — capable of carrying 555 passengers faster and in greater comfort than ever before — won 50 customer commitments during 2000 from leading companies from all over the world (such customer commiments being subject to signing final agreements). Airlines want the A380 because it allows them to expand their operations cost-effectively with the most advanced and spacious airliner in the market. Airports want the A380 because it provides the best response to growing air traffic.



Noël Forgeard
Airbus Chief Executive Officer,
EADS Board Member,
Head of Airbus division

And passengers want the A380 because it will set a new standard in comfort for all. Its advanced technology makes it more friendly towards the environment and operationally more profitable. In short, it's a win-win jet.



Above 4,000... and climbing

Next-generation aerodynamics

Flight is a factor of speed and lift. In the technologies and products of the aerospace industry, Airbus has more than achieved critical take-off levels for speed and lift. The name Airbus is synonymous with lower operating costs for airlines, greater passenger comfort and more advanced flight technology: flying faster, better and farther with Airbus.



Gustav Humbert
Executive Vice President,
Airbus Chief Operating Officer

Climbing — at 4,000+ aircraft

The total number of orders for Airbus aircraft since its creation surpassed 4,000 last year, and the order backlog extended five years into the future, totalling 1,626 aircraft. Customers in the highly competitive industry of air travel can hardly be wrong: they buy the market's most efficient products to enhance their profitability. In the air transportation industry, the solution of choice is clearly the Airbus family. Because of this, Airbus has continually increased its market share.

Why? Operational efficiency is the first and last word in analyzing Airbus's unique market success. This is because every Airbus aircraft belongs to a single family, sharing the same cockpit, flight deck and spare parts, thus saving time and money for operators in terms of pilot training and maintenance as well as in other areas. Airbus fleet operators now number 188 — 10 more than in the previous year. Deliveries reached a record 311 aircraft, (6 percent higher than in 1999), with a total of 2,499 delivered since the creation of Airbus 30 years ago.

This performance highlights Airbus's ability to meet sustained growth targets by steadily increasing production output.

Performance milestones

Several important milestones were reached in Airbus's most recently launched programs. The high-capacity and ultra long-range A340 models went into final assembly, with the first A340-600 completed in September 2000. Following their installation in November 2000, the aircraft's Trent 500 engines gained flight certification ahead of schedule. Production of the first A340-500s (slated for delivery in 2002) is well under way.

At the other end of the scale, first metal was cut for the A318, the newest and smallest member of the A320 family. Full-scale production is now progressing, with the aircraft's first flight set for early 2002.

Single management team

In the middle of the year Airbus's shareholders — EADS with 80 percent and BAE Systems with 20 percent — announced their decision to integrate all Airbus operations in a single operating company, replacing the "economic interest grouping" consortium structure (often referred to by its French acronym, "GIE") which Airbus had outgrown. Although the "GIE" was ideal for pooling skills and resources to establish a position in a highly competitive market, Airbus's shareholders recognized that the company would benefit from a new integrated corporate organization to centralize management control over every aspect of the business. The decision to launch the A380 superjumbo project reinforces the wisdom of the move.

In the wake of the announcement, Airbus began restructuring its operations. All design, engineering and manufacturing assets located in France, Germany, Spain and the U.K. are to become part of the new Airbus company. It will be managed on a day-to-day basis by a single management team. This consolidation process continued smoothly during the second half of 2000, with the new operational structure largely in place by year-end 2000.

Formal completion of the agreements related to the Airbus integrated company

INDUSTRY LEADERSHIP

With more deliveries in a single year than ever before, and with the strongest sales on record, Airbus successfully maintained its industry-leading position. Orders rose to 520 aircraft, worth 33.6 billion euros — 9 percent above the previous year's levels — and four new customers were welcomed on board. Year-end backlog included 1,626 aircraft, ranking Airbus No. 1 worldwide for the first time ever, with a market share slightly over 50 percent.

COMPANY STRUCTURE ADOPTED

The Airbus partners agreed in 2000 to transform their consortium structure into an integrated company whose single management has profit and loss responsibility over every aspect of the business. The new structure will increase savings and enhance efficiencies, generating value creation.

RANKED FIRST AGAIN

For the third consecutive year, a poll of operators and investors conducted by Airfinance Journal ranked the A320 aircraft first in its class. The A320 family in fact took the poll's top three places, and Airbus aircraft drew praise for their "re-marketability" potential and high residual values.


A320
A320
A321
A321

From left to right: maintenance activity, Airbus A320, A321.

— known under French law as a "Société par Actions Simplifiée" — is scheduled for the first half of 2001, but with retroactive effect to January 1, 2001.

Additional value expected

So, in addition to marketing, customer support, management and co-ordination of manufacturing and engineering operations (previously consolidated in the GIE), Airbus is also becoming fully and directly responsible for all design, engineering and production operations. With this full integration, Airbus achieves even greater efficiencies through concentration of purchasing power, elimination of duplication, enhanced reactivity and direct control over costs. The targeted amount of recurring value creation from synergies is approximatively 350 million euros a year by 2004.

By further consolidating its position as market leader, Airbus is positioned to face the challenges of the new century: above all, delivering customer satisfaction and shareholder value.

Airbus


AIRBUS
3
3

Beluga.

The highly popular A320 family enjoyed another successful year,

winning 388 firm orders from 35 customers (including 41 for the recently launched 107-seat A318). Most of the year's orders were repeats from existing customers, highlighting their satisfaction with the product. Overall, 130 airlines and operators have selected the family, which maintains its leadership in its category, with a 53-percent market share.

The A330/A340 family booked 130 orders from 14 customers for its medium- to long-range airliners, giving the family a commanding lead in its market. Breakthrough deals came from Australia's Qantas in its first-ever order for Airbus, and Scandinavia's SAS, which became a new family customer during the year. The high-capacity and ultra-long-range A340-500 and -600 aircraft drew renewed interest, with orders for the family's most recent arrivals rising to 124.

The A300/A310 family logged two orders for its freighter version (the A300-600R) and had an order backlog of 30 aircraft at year-end.

A380 LAUNCH CUSTOMERS

Placing customer commitments for 50 aircraft (plus options), Airbus's customers provided ample momentum for the launch of the A380, the world's most advanced and spacious airliner ever.

The flagship of the 21st century, when it enters service in 2006, will feature double decks with a capacity of 555 passengers and a range of 14,200 kilometers to 16,200 kilometers.

RECORD LAUNCH SPEED

The A380 launch decision was made on December 19, 2000, in record time. Only six months elapsed between the "Authorization to Offer" and the booking of 50 customer commitments from six world-renowned customers (in chronological order): Emirates, Air France, ILFC, Singapore Airlines, Qantas, and Virgin Atlantic — plus options for more. Early in 2001, the A380 program received 12 additional customer commitments from two other airlines.

CORPORATE JETLINER SUCCESS

Qatar Airways has become the first airline customer for the Airbus Corporate Jetliner (ACJ), placing a firm order for one aircraft and taking an option on another. Priced approximately the same as a top-of-the-line business jet, the ACJ has the largest and most flexible cabin available today, and shares full operational commonality with the other members of the A320 family.

The Airbus family concept: existing and future programs



Seats
500
400
350
300
250
200
150
100
A380
A340-600
A340-500
A330-300
A340-300
A300-600R
A340-200
A330-200
A310-300
A321
A320
A319
2000
4000
6000
8000
Range (nautical miles)



The 21st-century Superjumbo

Imagining the future of flight

Officially launched in December 2000, the A380 is the most advanced and spacious airliner ever designed. It represents the culmination of the most extensive peace-time engineering effort in history, heralding a new age in air transportation. When it enters service in early 2006, the A380 will boast more capacity and greater passenger comfort than any other aircraft to date. And it will set a completely new standard in the way people fly.

Responding to air traffic evolution

Built to the latest and most stringent certification requirements, the A380 will embody the most advanced technologies, deliver 15-20 percent lower operating costs than the largest aircraft flying today, 10-15 percent more range (14,800 km of range for the baseline version) and seat 35 percent more passengers — up to 555 in three classes — on two decks that are nearly 50 percent more spacious. In addition to a baseline passenger aircraft, stretch, shrink and extended-range variants will become available as and when the market requires them.

The A380 has been designed in close collaboration with 20 major airlines and 50 airport hubs as well as many suppliers and production partners to guarantee a market-matched product. It is compatible with planned infrastructure at all major airports. The A380 will provide the optimal solution for traffic growth and congestion on high-capacity routes.

Filling a market gap

In-depth and continual analysis by Airbus and most industry experts shows a market for some 1,235 aircraft with more than 400 seats over the next two decades — plus 315 freighters capable of lifting more than 80 metric tonnes. While Airbus was the first to anticipate fragmentation (and already supplies dedicated aircraft for the continued dispersion of service types), it also foresaw an inevitable need for an all-new very large aircraft for high-capacity trunk routes. This view has since been proven by the market's positive response to the A380.

Airbus intends to capture at least half of this market of 1,550 aircraft, representing more than $343 billion in revenues for Airbus over the next 20 years.

High-tech harnessed for competitiveness

All leading-edge technologies adopted for the A380 have been carefully studied to determine their effects over the aircraft's lifetime. They must be proven to be fully mature and capable of delivering long-term benefits before selection. An array of new materials, manufacturing processes, systems, engines and aerodynamic design will provide considerable weight savings, lower fuel burn, reduced emissions and lower operating costs.

Forty percent of the aircraft's structure and components will be manufactured from the latest generation of carbon composites and advanced metallic materials, which offer reduced weight and improved maintainability. The A380 will be the first commercial airplane with a carbon fiber central wingbox, while the empennage, upper-deck floor beams and pressure bulkhead will be made of carbon fiber-reinforced plastic. Extensive use will also be made of thermoplastics, and the upper fuselage shell will be manufactured from a new glass-fiber/aluminum laminate material which saves weight and offers superior resistance to fatigue, damage, fire and corrosion.

Several innovative techniques will be applied to A380 manufacturing. Laser-beam welding, for example (used to attach the lower fuselage shell stringers) will eliminate fasteners, save weight, offer superior damage and fatigue tolerance and be much faster than conventional riveting.

Used for the first time on a commercial airplane, the A380's variable-frequency

ADVANCED MATERIALS ENGINEERING Carbon-fiber reinforced plastic, advanced aluminum alloys and thermoplastics will be used in manufacturing the A380, saving weight and improving its aerodynamic performance. Lower weight in turn generates less fuel burn (reducing emissions) and lower operating costs.

A TRULY GLOBAL PRODUCT Airbus centers of excellence spread across Europe are joining forces with other world-class companies to build the A380, and framework agreements have been signed with nine risk-sharing partners to date. Engines will come from the U.K.'s Rolls Royce and the U.S.'s Engine Alliance (a joint venture formed by General Electric and Pratt & Whitney).


A380
A380

Interior of A380.

electrical generators will be simpler, lighter, more efficient and twice as reliable as traditional constant-speed drives, while the hydraulic system will have an increased pressure of 5,000 psi, instead of the traditional 3,000 psi. This will provide the increased power needed for the A380's flying controls, while the reduction in component size, connections and piping will save weight and improve maintainability.

Meeting environmental goals

At all levels, the A380 represents an advance in environmental-friendliness. Its engines, while delivering enormous thrust, will feature reduced noise levels, emissions and fuel consumption. Despite its prodigious size, the A380 will in fact be quieter than today's largest airliner.

Burning 15 percent less fuel per passenger carried than the largest aircraft flying today, the A380 will considerably minimize polluting emissions in the landing/take-off cycle as well as greenhouse gases in the higher atmosphere.



From top to the bottom: A400M - C295 - C212 Marine

MILITARY TRANSPORT AIRCRAFT

Millions of euros (pro forma)	2000	1999	Variation %
Revenues	316	241	N.C.**
EBIT***	(63)	(20)	N.C.**
Order intake	493	600	N.C.**
Order backlog	873	700	N.C.**
Work force*	3,548	3,201	N.C.**

* In number of employees.
** 1999 and 2000 are not comparable due to the evolution of perimeter.
***Pre-goodwill amortization and exceptionals.

The Military Transport Aircraft division recorded a decrease in its EBIT. The division's major future program, the Airbus A400M, is still in its pre-development phase and there are further investments in the C-295 military transport aircraft and the aerostructure business.

Military Transport Aircraft

Efficient force projection

The Military Transport Aircraft division has held average market shares of 21 percent for the C-212 segment and 45 percent for the CN-235 and the C-295 segment over the last five years. With the positive decision in 2000 of the Airbus A400M program (the official designation of what had been known as Europe's "future large aircraft"), EADS will expand still further its ability to serve both armed and peacekeeping forces around the world.

The division's products cover a range of fixed-wing air transport and special-mission needs, serving in forces from police and local levels to strategic international applications. From head offices in Spain, it addresses global markets with customized products and services. The division is playing a strategic role within EADS, supplying mission and derivate aircraft with division and Airbus platforms.

Meeting customer needs

New customers continued to find competitive solutions to their military transport needs with us during the year. In a major breakthrough swelling our orders and year-end backlog, the Swiss Air Force intends to choose our C-295 to add to its fleet despite tough bidding from a North America supplier. A Mexican security force took delivery of a CN-235, and their number in operation in the French Air Force reached seven in 2000. In the light transport family, orders for C-212 aircraft from the Dominican air force fueled both the order book and the sales achievements of 2000.

At the other end of the range and in services, the division was selected to perform a fleet-wide upgrade of heavy maritime patrol aircraft serving in the Spanish air force. Also in services, important certification of new maintenance programs was achieved in both North America and Europe during the year, paving the way for new revenue streams such as "power by the hour" to a growing number of air forces.

Alberto Fernández
Executive Vice President,
Chairman of EADS CASA Board,
Head of Military Transport
Aircraft division



With responsibility for the overall A400M program management exercised by the Military Transport Aircraft division, and with Airbus Military Company acting as prime contractor, the scope of our expertise can only grow.

A400M: a European program



From left to right: A400M and C295.

Cost-effective force deployment

Formed around the original Airbus partners along with newcomers, a company dedicated to military transport was set up in 1999. The company, known as Airbus Military Company (AMC), now includes members hailing from nine NATO nations whose home defense ministries have announced plans to order the Airbus A400 military aircraft. The result: volume production of the A400M, the first in a new series of military transport aircraft — and a pioneer in next-generation defense procurement procedures based on civil practices.

FAA SERVICE CERTIFICATION The U.S.'s Federal Aviation Administration and its Spanish counterpart have certified the C-295 maintenance programs for both military and civil aircraft. Separately, Austria's and France's air forces (both CN-235 operators) as well as a Spanish maritime C-212 operator are customers of the division's full in-service support services, known as "power by the hour".

TURKISH TRANSFER The first of nine CN-235s that are to come off an assembly line in Turkey reaches the final stages. As a result of the industrial cooperation program involving transfer to Turkey of the assembly capability, a total of sixty-one CN-235s will be in service in the country.

POSITIVE DECISION ON A400M This program received in mid-2000 an official commitment from the initial partner countries for a total requirement of 225 aircraft. Since then, Portugal has joined the program, bringing the total "domestic market" to 229 aircraft.

Responding to security threats

EADS and BAE Systems, acting through Airbus Industry, with the other industrial partners (Italy's Alenia, Belgium's Flabel, Turkey's TAI) have set up a dedicated company "Airbus Military Company" to manage the A400M program.

Featuring greater range and higher speed, the A400M will be built using a similar management structure to the one used by Airbus for civil applications. In all, based on current orders, EADS workshare is amounting to 65.5 percent. Along with other new projects launched by EADS, the A400M secures future profitable growth.

Europe's air forces today rely on more than 400 military transport aircraft most of them being of 30 years old which need to be replaced. Without the A400M, these air forces would have no european strategic and tactical transport solution. Additionally, alternatives for fleet replacement outside of Europe often lack the size, capability or price options that the forces would like. In contrast, the A400M is designed precisely to target these forces' requirements, and it is being developed and built with local European industrial resources.

Governments also recognize the advantages procured for their defense budgets when the commercial practices of civil programs are used on military projects. Additionally, the proven computerized flight management and control systems deployed throughout the Airbus family can benefit the A400M along with Airbus advances in alloys, composite structures and aerodynamics as well as integrated monitoring and diagnostic maintenance.

Market-competitive performance

Because the A400M was designed to fit with the specifications set out by its largest potential buyers, it beats the market competition in terms of operational characteristics. It lands on and takes off from unprepared runways (including "soft fields") while still carrying large payloads. Powered by four high-speed turboprop engines, which optimize take-off and landing performance, the A400M cruises efficiently, makes steep descents and maneuvers easily on the ground. Per-mission fuel consumption is 15 percent lower, too.

Its operating range of 2,500 nautical miles enables the A400M to attain a new level of effectiveness for a tactical airlifter. It will be able to reach any destination worldwide at high speed and not only be refueled in flight if necessary but also — when configured as a tanker — refuel large helicopters and combat aircraft in flight.

Current customer commitments ensure the A400M will make its first flight, on schedule, in 2005.

Maritime patrol

The robustness of the division's tactical transport aircraft is evident in their ability to be adapted and upgraded to various new mission capabilities and challenges. Assignments for maritime aircraft also include service-life extensions with technology retrofits. For the Spanish air force's fleet of P-3B Orion aircraft, the division is performing a major upgrade program. Experience gained in this regard is useful positioning as other P-3 fleet operators seek to extend their aircraft's service lifetimes.

For example, the U.S. Coast Guard is actively implementing its Deepwater Capability Replacement Project to ensure the timely acquisition of the resources that will satisfy the Coast Guard's mission needs. The Deepwater Project seeks to renovate, modernize, and/or replace the Coast Guard's entire portfolio of Deepwater ships and planes with an integrated system of surface, air, logistics and related capabilities. For this project, the division is teaming with the leading American players to propose derivatives of the CN-235 platform and its fully integrated tactical mission system. The cooperation on this project is a further example of how EADS seeks expanded transatlantic relationships with a variety of U.S. partners.


AR
ATR 72-500
F-GLBL

From top to the bottom: Eurofighter - EC135 - ATR 72-500 - TBM 700.

AERONAUTICS

Millions of euros (pro forma)	2000	1999	Variation %
Revenues	4,704	4,280	+ 10%
EBIT**	296	202	+ 47%
Order intake	8,322	4,900	+ 70%
Order backlog	13,067	8,800	+ 48%
Work force*	23,091	22,716	+ 2%

* In number of employees.
** Pre-goodwill amortization and exceptionals.

The Aeronautics division had a very successful year 2000 with EBIT rising by 47 percent. Particularly successful were the military aircraft business unit and Eurocopter's civil business.

Aeronautics

Air power leadership

Fixed- and rotary-wing aircraft for defense and civil markets (except Airbus and fixed-wing military transport aircraft) form the core business of Aeronautics. The division is a leading partner in three of Europe's most important aeronautical military programs: the four-nation Eurofighter jet plus Eurocopter's attack Tiger and NH90 transport helicopters. Expertise also extends to regional and light-aviation aircraft.

Services, conversion, retrofits and maintenance are an important part of operations, too: the division services and performs upgrades for defense and civil aircraft, converts civil aircraft and maintains key components. Finally, Aeronautics is the largest aerostructures supplier to Airbus, producing parts, subassemblies and sections for all of the Airbus family.

Assured long-term deliveries

The Aeronautics division had a very successful year 2000 with EBIT rising by 47 percent and revenues by almost 10 percent compared to 1999. The decision by the four partner European nations to begin volume production of the NH90 helicopter drove new Aeronautics orders substantially higher. After adding 8.3 billion euros in orders during the year, backlog at December 31 reached 13 billion euros, including major programs (the Eurofighter, NH90 and Tiger) that ensure future growth.

In the helicopter market, Eurocopter has consolidated its leadership position, maintaining about a 50 percent share of the worldwide civil market. Besides the EC135, which has already been successfully introduced in the civil market, a launch customer has also signed for the EC635 military version.

In our fixed-wing defense business, we are preparing for start-up of volume deliveries of the Eurofighter, generating sales for the consortium of which we are a leading member. The division in particular is substantially involved in producing the center fuselage, the right wing and the flight control systems plus performing final assembly for all 267 Eurofighters ordered by Germany and Spain.

In all, launch customers have ordered 620 jets. Substantial business also came from a program to upgrade the German air force's Tornados.



Dietrich Russell
Executive Vice President,
Head of Aeronautics division

In the regional aircraft market, we maintained our industry leadership in the 50- to 70-seater turboprop segment as 14 airlines took delivery of 22 ATRs in 2000. Light aircraft business also grew, in part thanks to the mono turboprop pressurized TBM 700. And services such as maintenance and conversion for all aircraft types continued to provide stronger revenues, representing sales above 10 billion euros over the ten coming years — not counting opportunities in new markets.



Eurocopter's full market coverage

Strong order book

With the merger of the rotary-wing aircraft operations of the former Aerospatiale and Dasa in the early 1990s to create Eurocopter, a platform was established to capture market share in both civil and defense applications, ranking us as the world's largest player in our industry. In the defense market, where programs tend to be funded over long periods, our early initiative is now paying off as European armed forces announce firm plans to modernize, expand and replace their fleets with Eurocopter's advanced aircraft. Our broad product range covers around 85 percent of market requirements. Additionally, an international service network provides a long-term revenue stream. Customers outside of Eurocopter's home bases in France and Germany represented nearly two-thirds of 2000 sales. And with our innovative technology, Eurocopter captures just under 50 percent of the civil civil market, where there are around 500 deliveries annually.

Quietly leading the way

In 2000 Eurocopter enjoyed a second year of exceptional orders. The order intake reached 531 helicopters, including a first batch of 243 NH90s. Two hundred eighty-nine helicopters were delivered during the year, a 20 percent increase compared to 1999.

Earlier investments in R&D produced innovative products. The EC130 joined the Ecureuil family, competitively positioned with the addition of an extra passenger seat. The new helicopter has 23 percent more cabin space than other versions in its family and can accommodate seven high-comfort seats (or eight in its medium-density configuration).

Designed to comply with new regulations to limit helicopter noise, the EC 130 is one of the world's quietest machines, meeting for example the U.S. standards set for aircraft flying over the Grand Canyon National Park. To "quietly lead the way" has long been Eurocopter's development strategy. The aircraft is equipped with an automatic rotor speed control system that adapts to flight conditions, ensuring noise is kept to a minimum.

Robust platforms for combat roles

Eurocopter's two stars in its defense line-up — the new-generation Tiger attack helicopter and the NH90 transport and naval helicopter — are proving to be solid successes in their markets, particularly as they address two key missions performed by armed forces. Including the Tiger and NH90 programs, Eurocopter captured 38 percent of the available worldwide defense orders in both 1999 and 2000. While military sales were slightly less than half Eurocopter's 2000 total, in terms of order intake the NH90 and Eurocopter's other military helicopters accounted for four out of five euros booked during the year. Customers outside of Eurocopter's home bases in France and Germany represented nearly two-thirds of all sales.

Participants in the NH90 project are Eurocopter (holding a 66-percent share), Italy's Agusta and Stork Fokker, of the Netherlands. The NH90 has two basic versions — the tactical transport helicopter and the NATO frigate helicopter — which are being planned for use in the four partner nations' land, air and sea forces. Deliveries of the tactical transport version are set to begin in 2004.

The NH90's design is based on the toughest requirements jointly defined by the armed forces of France, Germany, Italy and the Netherlands. The transport and naval variants share a common basic helicopter platform configured in modular design. Dedicated mission equipment packages allow for maximum flexibility in operations. The machine's superior handling qualities are enhanced by a fly-by-wire flight control system, making it the first production helicopter in the world to feature this advanced technology.

NH90 PRODUCTION CONTRACT The governments of France, Italy, Germany, and the Netherlands gave their go-ahead for the production launch of the NH90 helicopter program on June 8, 2000, during the ILA 2000 airshow in Berlin. The four governments' global intention extends to acquisition of 595 of the latest-technology, twin-engine aircraft in the 10-ton class.

SIMPLIFIED STRUCTURE
In September Eurocopter changed its legal form from a joint stock company to a simplified stock company with a single chairman. The operation, which was made possible by the creation of EADS, streamlines and simplifies the company and represents a significant step forward in the integration process.

EC 130 B 4 CERTIFIED
The EC 130 helicopter received certification from Europe's JAA and the U.S.'s FAA in December 2000. Deliveries of this highly environment-friendly helicopter to launch customers started in the first quarter of 2001.



From left to right: NH90 and EC130.

Tiger on target

The family line-up of the two-seat combat attack helicopter Tiger includes an anti-tank version as well as one for support and protection. Both are in qualification testing with the French and German armed forces: the two countries have ordered 80 Tigers each, while total requirements of 215 and 212 for France and Germany respectively were confirmed. By end-2000, the Tiger had completed 90 percent of its development and had been tested by French government flight crews. They were impressed by its remarkable flying qualities and the excellent performance of its weapons systems. In addition to its high maneuverability and easy handling, the Tiger boasts low electromagnetic and infrared signatures.

Meeting these milestones means the Tiger program is right on schedule. The first pre-production Tiger, entirely built and assembled with the production tooling, left the assembly line and made its first flight in December 2000 — on the contractual date defined in the specifications.

France and Germany are due to receive their first Tigers in 2003.



Next-generation fighter capabilities

Eurofighter delivers

Keeping air forces equipped with state-of-the-art fighters is the mission of the military aircraft people of the Aeronautics division. With facilities in Germany and Spain, EADS people are core team members of the four-nation Eurofighter program, helping ensure that it continues to meet its development, flight testing and production launch targets on time. International customers and upgrade programs also form a major part of its operations.

Swing-role capability

With 620 Eurofighters ordered for the air forces of Germany, Italy, Spain and the U.K., the program is already hugely successful — and is drawing strong interest from members outside the founding nations. EADS's original 49-percent share in the program will grow to 62.5 percent with the creation of European Military Aircraft Company with Italy's Finmeccanica. The German air force expects to take delivery of the first aircraft made on the regular production line in the second half of 2001. Volumes will then progressively ramp up.

The Eurofighter is a high-performance multi-role combat aircraft optimized for air superiority in complex air-combat scenarios. It features beyond-visual-range missile capability along with close-in combat agility.

The aircraft's swing-role capability as well as its excellent agility and performance combine to make it extremely attractive to air forces outside its home markets. EADS is actively bidding the next-generation fighter to possible customers across Europe and in Asia.

Further military aircraft programs include a light-combat, high-performance trainer known as the Mako, which incorporates Eurofighter technologies, and the C-101 Aviojet, a training and ground-attack jet.

Upgrade programs

Recent NATO peace-making exercises have provided valuable performance data on earlier-technology fighters still in service in many air forces. Armed with these data, the EADS military aircraft people are upgrading Germany's Tornado fighter-bombers with modern weapons integration systems.

This far-ranging upgrade improves avionics software, navigation accuracy, cockpit displays and self-protection capabilities (including integration of a high-speed anti-radiation missile). The U.K.'s Royal Air Force has also asked EADS to handle a mid-life fatigue program for 24 Tornados.

In Spain, we have begun work on a mid-life upgrade of the air force's F-18 and F-5 fleets. And for MiG upgrades, based on experience with the "westernization" and improved logistics support for the German air force's MiG-29s, we are exploring opportunities to adapt Russian-built aircraft to NATO standards and to extend their lifetimes. EADS has a 50-percent stake in a German-Russian joint venture known as MAPS, set up for this purpose.

Separately, we completed a mid-term upgrade program on 17 AWACS early-warning NATO aircraft. They now benefit from:

- Electronic support measures for passive detection
- Electronic surveillance capability to detect and identify air and surface-based emitters
- A joint tactical information distribution system (JTIDS) to provide secure, anti-jam communication for information distribution, position location and identification capabilities
- Increased computer memory to accommodate the JTIDS, EMS and future enhancements
- Global positioning system (GPS) capability to provide precise navigation.

EUROFIGHTER The four-nation next-generation fighter aircraft, the Eurofighter — for customers outside of Europe also known as Typhoon — is the most important current and future program of EADS military aircraft. In 2000, the final stage of development, flight testing and launch of the series production were on schedule. Also in 2000, EADS enhanced our core role in the program by setting up with partner Finmeccanica a joint venture that is responsible for 62.5 percent of the shared Eurofighter work.

HELLENIC FIGHTER UPGRADE Following a joint product verification program for the upgrade of F-4 Phantom IIs flying in Greece's air force, EADS has been working with local partner Hellenic Aerospace Industry to enable it to undertake the retrofit of the twin-engine, all-weather fighter-bombers, digitizing processes that were previously analog. Testing finishes in May 2001.

X-31/VECTOR The U.S. and Germany officially launched the Vector research program in January 2000. The program is based on the famous X-31 stall-barrier breaker technology. Successfully developed and tested in the 1990s, Vector enhances fighter maneuverability. EADS is emphasizing application and evaluation of the integrated flight-control system design and a major supporting technology, the advanced air data system.



From left to right: Mako aircraft, Pilot of Eurofighter, Tornado and Eurofighter.

Future systems

For future airborne weapons systems, we are performing studies for an uncrewed combat air vehicle (UCAV) and a mission control system demonstrator. We are also actively working on future-oriented technologies such as sensor fusion, modular avionics, automated target identification and signature reduction.

Global scope


ATR
ATR 42-500
N397TB

Top to bottom: ATR 42-500 - TB20GT.

Competence in aircraft, maintenance and conversion

Through our partnership with Italy's Alenia Aerospazio, we build the ATR family of turboprop regional aircraft, which seat 50-74 passengers and in cargo versions also carry freight. Socata manufactures a range of light aircraft for private markets and aerostructures. We are also a major supplier of aircraft conversion and maintenance services for both airlines and air forces.
This is done through Sogerma (based in France) and Elbe-Flugzeugwerke, or EFW (in Germany).

U.S. MAINTENANCE PARTNER In October EADS Sogerma and Northrop Grumman signed a joint venture agreement to maintain, repair and overhaul (MRO) large commercial aircraft, as a result enlarging and strengthening our operations in the growing U.S. aerospace maintenance market.

DHL SHIPS ON ATR
International parcel carrier DHL was one of the first customers for the newest ATR family member, a regional cargo aircraft based on the ATR passenger design. Joining DHL in purchasing the ATR workhorse was Farnair, a growing alliance of European cargo airlines mainly operating in the express and ad-hoc charter and relief mission markets.

JUST-IN-TIME PANELS
From its Dresden maintenance/conversion facility Elbe-FLugzeugwerke delivered 100,000 m² of sandwich panels "just in time" to the final Airbus assembly lines — enough to cover the outside of the entire Rockefeller Center in midtown Manhattan. The panels are used to outfit various Airbus aircraft.



Greater flexibility with ATR

Fourteen airlines with routes operating across Europe, Africa, Asia-Pacific and Latin America took delivery of 22 ATR regional aircraft in 2000. The performance raises to more than 613 the number of units delivered to airlines since the program's beginning: 359 for the ATR 42 and 254 for the ATR 72. This performance ranks ATR first worldwide in the 50- to 70-seat market segment. In all, some 100 carriers or operators in 65 countries rely on this aircraft family.

The regional air transport market is growing 10 percent annually both in Europe and the U.S. In this market, turboprop demand has stabilized at 50-70 aircraft annually. ATR holds about half of the turboprop market. Compared with jets, turboprops offer advantages of greater flexibility (in terms of climate and runway conditions — both short and unpaved), lower operating costs and pollution levels, plus improved passenger comfort in the lastest-generation regional aircraft.

Light aircraft

For general aviation applications, Socata manufactures a range of piston-engine and turboprop-engined aircraft. In 2000, Socata launched its new line of TB GT piston single-engine planes. Socata has also expanded operations in the U.S. (which represents 70 percent of the worldwide general aviation market) by signing contracts with two new distributors in the Northeast.

As a first-line subcontractor for complete assemblies, Socata also supplies aerostructures for other EADS operations such as Airbus and Eurocopter, whose success in 2000 is reflected in Socata's own growth. Among its specialized expertise (enabling Socata to handle design as well as production) are composite materials and metal-composite combination technologies.

Maintenance and conversion

Sogerma expanded its Bordeaux facility in France significantly to meet market demand. It performs a wide range of services, from maintenance, repair and overhaul (MRO) to re-configuration of passenger cabin installations and maintenance of engines and landing gears.

In the U.S. Sogerma has expanded its capacities through a new joint venture that supplies airframe MRO for the rapidly expanding fleets of Airbus aircraft flying in North America as well as for other aircraft. A record year for sales in the U.S. commuter airline MRO market was capped by a contract with Continental Express for its entire fleet of Pratt & Whitney 100-series engines.

Elbe-Flugzeugwerke (EFW) in Dresden, Germany, holds core competence for Airbus passenger-to-freighter conversion within EADS. It is also responsible for manufacturing the fiber-reinforced furnishing components for the entire Airbus family. In 2000 U.S. parcel-carrier Federal Express decided to continue its Airbus conversion program with EFW. The decision follows conversion of 41 A310-200s already delivered to FedEx since 1994.



SPACE

Millions of euros (pro forma)	2000	1999	Variation %
Revenues	2,535	2,518	+ 1%
EBIT***	67**	97	-31%
Order intake	3,024	2,200	+36%
Order backlog	4,826	4,400	+10%
Work force*	9,400	9,545	—

* In number of employees.
** Including 65 million euros for restructuring and non-recurrent charges.
*** Pre-goodwill amortization and exceptionals.

The Space division EBIT was impacted mostly by costs covering restructuring within the division. Continued success of the Ariane program and order intake, which rose 36 percent, show the competitiveness of our products.

Space

One-stop space shop

EADS is in the leading position in Europe's space industry with Astrium, formed earlier in 2000 from the merger of Matra Marconi Space and DaimlerChrysler Aerospace's space division. Astrium is controlled 75 percent by EADS and 25 percent by BAE Systems. EADS Space division also includes EADS Launch Vehicles, CASA Espacio, Space Services (all 100 percent owned by EADS) as well as Sodern and Cilas, in which EADS has major equity stakes.

Space at EADS is a family of launchers, ballistic missiles, orbital infrastructure, satellite platforms and payloads, and satellite services — all tailored to customer needs: earth observation, science and telecommunications.

Rebound on market upturn

Our competitiveness in satellite telecommunications was proved as Astrium logged orders for six spacecraft from the industry's major satellite operators, Intelsat, Eutelsat and Inmarsat, who are expanding their in-orbit capabilities for provision of TV and radio broadcast and mobile communications.

Twelve Ariane launches confirmed the European launcher's leadership on the commercial market and the outstanding reliability of Ariane's advanced technology. The Ariane 4 performance in 2000 brought its tally of unbroken successful orbit deliveries to 59, and the reliability of our new Ariane 5 was confirmed. Sixteen satellite orders were won by Arianespace — half the total contracts for the world civil market in 2000. In ballistic missiles, the contract for the next-generation M51 development was signed at the end of the year 2000. Retrofit and in-service support to currently operational ballistic missiles were also revenue generators.

With new orders worth more than 3 billion euros, up 36 percent from 1999, and revenues of 2.5 billion euros, EADS Space division ended the year with an order backlog of 4.8 billion euros.

New strategic initiative

During the second half of the year, the process of restructuring EADS's launcher and in-orbit infrastructure operations was implemented, combining the launcher and in-orbit infrastructure businesses of EADS's Launch Vehicles and Astrium into a new single entity that will enable us to serve our customers better by increasing internal synergies and efficiency through rationalization.



François Auque
Executive Vice President,
Head of Space division

Turnkey in-orbit delivery capability



From left to right: Inmarsat 3 and Spot 5.

Renewed strength as market recovers

Space: a near-vacuum environment that is home to ever more space-based infrastructures whose owners/operators have specific, and differing, objectives and expectations. Some customers require full control of their in-orbit systems after delivery, while others appreciate the simplicity of supplier services which enable them to focus on their own core business. EADS Space division has the capability to meet individual customers' technological, operational and financial needs, with tailored products and services, from payloads and platforms to launchers and in-orbit infrastructure management.

REVENUE GENERATORS

The summer of 2000 witnessed a remarkable achievement — the successful in-orbit delivery of no less than three telecommunications satellites within a month: Nilesat 102 (August 17), delivering broadcast and communications services in Egypt and across the Middle East; Eutelsat W1 (September 6), in telecoms for intra-European and intercontinental services; and Astra 2B (September 14), in multimedia broadcast services.

EUROPEAN SPACE STRATEGY

In November 2000, the European Council and the European Space Agency issued a common Resolution for the establishment of a consolidated European strategy for space. This strategy includes major initiatives such as the Galileo system for delivery of localization and navigation services worldwide for civil use, and GMES (Global Monitoring for Environment and Security) to ensure that the benefits of earth observation and information technologies are leveraged into environmental and security management. Astrium is a major partner in these initiatives, which will pave the way for new space programs and services.

Primary role in Europe's earth observation programs

Astrium has been involved in virtually every European remote-sensing satellite. For weather forecasting applications, Astrium supplies the payload for the second-generation Meteosat geostationary (GEO) satellites and is prime contractor for the new low earth orbit (LEO) Metop system. Astrium's Spot series of optical satellites, built for the French space agency, provides 60 percent of the commercial imagery market, with Spot 5 due for launch in 2001. The next-generation LEO follow-on, Pleïades, is also under Astrium prime contractorship.

Europe's largest satellite Envisat, which Astrium is building as prime contractor for the European Space Agency (ESA), will collect environmental data on the atmosphere, oceans, polar ice caps and land masses. The environmental mission's on-board radar and many of its advanced instruments are also supplied by Astrium. Through future radar and optical earth observation satellite programs, Astrium will provide a new generation of geoinformation services to benefit key customer groups in agriculture, forestry, cartography, security, exploration and risk management.

View from earth orbit and beyond

The French-Italian-Spanish Helios program, Europe's first military reconnaissance satellite system, for which Astrium is prime contractor for both the satellites and the user ground segment ensures European technological independence in space-based surveillance. Beyond the earth's orbit, ESA uses Astrium's Soho solar observatory to look directly into the sun. Four Cluster II spacecraft, also built by Astrium and launched by Starsem, now complement the Soho mission by studying the interaction between the sun and the earth's magnetic field. And further afield in the galaxy, after voyaging for eight years, ESA's Rosetta probe, primed by Astrium, will reach its target of study, the comet Wirtanen, and set down a lander on its surface.

Competitiveness of telecoms and navigation satellites

As prime contractor for more than 50 civil and military GEO communications satellites, Astrium supplies complete turnkey systems, from spacecraft and payloads to network control stations, ground terminals and communications services, and is a world-class supplier of major subsystems and equipment, including antennas, solar generators, propulsion units and attitude and orbit control systems. Advanced payloads with digital processors and multi-beam antennas allow on-board flexibility for multimedia applications.

The highly successful Eurostar platform series, a modular family of high-performance telecommunications spacecraft, is ideally positioned to meet all customer requirements, from fixed services and TV and radio broadcast to mobile, broadband and multimedia applications. In 2000, Astrium booked orders on 6 civil telecommunication satellites with three world-class clients confirming the competitiveness of EADS platforms. The new Eurostar 3000 provides the highest power available from industry today, and the series is constantly evolving to meet present and future market needs, with the progressive introduction of new proven technologies.

Being at the forefront of telecommunications technology is also essential to provide defense forces with the secure communications systems and services they require. Europe's major supplier of dedicated military communications satellites, Astrium is developing the next generation of secure telecommunications systems. Through an innovative private finance initiative approach to satellite service provision, Astrium's Paradigm organization will not only supply clients with the space and the ground segments, but also operate the system during its life cycle.

In navigation, Astrium supplied the advanced mobile payload for the Inmarsat 3 satellites, which include Europe's first on-board navigation system. Astrium is playing a crucial role in the design and development of Galileo, the global satellite navigation system proposed by the European Commission and the European Space Agency. It will participate fully, not only in the manufacture of the spacecraft and their payloads, but also in the provision and operation of the service.



Power, from launch pad to orbit

Lifting a payload into the right orbit, and keeping it there, is an essential part of every space application. Since payload masses vary from one application to another, launch capability must be flexible, too. EADS Space offers a range of solutions for in-orbit delivery, from the heavy-lift industry-leading Ariane 5 launcher to smaller, niche-targeted rockets.

For our home-market defense forces, we also maintain an advanced-technology edge in strategic ballistic capability derived from the competence we have developed in civil launchers.

Complete, flexible launch capability

As a major industrial shareholder in Arianespace, EADS committed to the evolution of the Ariane 5 launcher into a family of in-orbit delivery solutions addressing the 21st-century challenges of space transportation. EADS Launch Vehicle is industrial architect of both the Ariane 4 and Ariane 5, and prime contractor for the main stages. Astrium, responsible for complete stages, boosters, infrastructures and electronic and avionics equipment, has also played a role in every Ariane launch to date.

To complete our family of Ariane launchers, we have teamed up with the Russian company Krunichev to create Eurockot to offer launch services for low Earth-orbit satellites (or LEOs), responding to market demand for high-speed mobile communications and e-commerce transactions for example. In another venture with Russian partners, Starsem (in which EADS holds a 35-percent stake alongside Arianespace, with 15 percent) launched four rockets in 2000: two to qualify an enhanced version of the inhabited Soyuz spacecraft, and two for ESA's Cluster earth-observation satellites. Ariane, Soyouz and Rockot are integrated into the Arianespace range of launchers.

Looking ahead, EADS Space division is involved in studies for next-generation launchers — both reusable and single-use options — with the aim of reducing the cost of access to space.

Tomorrow's science in space: ISS

Arguably the greatest "next step" for mankind after the 1969 moonwalk, the International Space Station is intended to contribute many positive benefits for those of us on earth. Astrium is responsible for the core European contribution to the ISS, the Columbus space laboratory, which provides an environment for research in zero-gravity conditions, and also for a range of other in-orbit functions that astro-researchers will need.

Our infrastructure enables in-orbit engineers and scientists to pioneer technologies in robotics, environmental control and life support systems. The Astrium-led initiative for industrialization covers all operation and utilization services necessary for the full 12 to 15 years of the space station's operational lifetime, including a full range of services for institutional and industrial customers.

The automated transfer vehicle (ATV) is a good example of how the EADS partners complement each other. The ATV is an uncrewed transportation system launched on Ariane 5, that reboots the ISS into the desired orbit. It also carries fuel and supplies, and provides a waste recycling facility. EADS Launch Vehicles is, as requested by ESA a few years ago, prime contractor for the ATV and manages the overall program, while Astrium is responsible for the rendezvous, avionics, and propulsion systems and series production. The future new single EADS entity supplying launchers and orbital infrastructures will enable the ATV program to be rationalized.

ARIANE'S HIGH RELIABILITY

With twelve successes out of twelve in 2000, Arianspace proved its reliability and high level of performance, mission after mission. On October 29, the EuropeStar communications satellite was launched into orbit by Ariane 4. The launch, with Ariane's usual precision, was also the 100th in the Ariane 4 history — a record.

ARIANE 5: RECORD PAYLOAD

During the night of November 15, Ariane 5 sent into orbit the PAS-1R telecommunications satellite plus three auxiliary satellites. The more-than-6-ton payload was a record that only Ariane 5 could have launched.

ISS PRIME FOR DELIVERY

For the International Space Station (ISS) — already in service, and yet still under construction, EADS Launch Vehicles is prime contractor for the uncrewed Automated Transfer Vehicle (ATV) that reboots the ISS into the desired orbit, carries its fuel and other supplies, and recycles its waste.



Ariane 5.

Unique European competence: strategic ballistics

EADS LV has been responsible for the design and production of every French ballistic missile, be it earth-or sea-based, since the beginning of the 1960s.

EADS LV has pursued its tradition of serving its national customers through the supply of in-service maintenance and upgrade for in-service missiles. In December 2000 the French Ministry of Defense signed a development contract for the new generation of sea-based missiles, the M51 worth 550 million euros.



From top to bottom: Eurofighter - Radar - Polyphem.

DEFENCE AND CIVIL SYSTEMS

Millions of euros (pro forma)	2000	1999	Variation %
Revenues	2,909	3,830	- 24%
EBIT***	(110)**	86	—
Order intake	3,857	4,300	- 10%
Order backlog	9,722	9,000	+ 8%
Work force*	17,485	20,085	- 13%

* In number of employees.
** Including 63 million euros for restructuring charges.
*** Pre-goodwill amortization and exceptionals.

The decrease in revenues of the Defence and Civil Systems division stems from a change in perimeter and from the impact of decreasing military budgets.
The negative EBIT was mainly due to the implementation of a restructuring and reorganization program which, together with the year-end order backlog is the basis for renewed growth and return to profitability.

Defence and Civil Systems

Anticipating trends

At 2.9 billion euros, 2000 revenues were 24 percent under the previous year's level of 3.8 billion euros, a decline that was mainly caused by deconsolidation of our civil telecom joint ventures with Nortel Networks and by the decrease of military budgets.

Despite reduced defense spending levels in our home markets, we secured the leading position as Europe's largest supplier of tactical missiles (second-ranked worldwide) as well as third place in Europe for defense electronics. Together with our partner Nortel Networks and through the newborn EADS Defense and Security Networks (EDSN), we also played a significant role among multinational telecommunications companies serving the military and civil para-public markets.

Cross-border integration

The defense markets in Europe were characterized by stagnant and shrinking procurement budgets that are as well expected to remain under pressure in the medium term. As the division faces a transition period between the development and production phases of the major contracts in backlog, a comprehensive strategic and financial review of the division took place in the second half of 2000. A restructuring and improvement program was launched to enhance the defense and civil businesses' competitiveness, starting with a new structure characterized by full cross-border integration of four core areas of expertise:

- Missile systems, which comprise anti-tank, ground-to-air, air-to-ground, air-to-air and anti-ship missile systems with the future fournation MBDA at the core;
- Defense electronics, covering surveillance and reconnaissance, C3I systems, radar technologies, avionics and electronic warfare products;
- Telecommunications, centered around EDSN with dual-use telecom products and services to develop, install and integrate secure digital networks; and
- Services, which include test solutions, outsourced military and governmental services and system engineering as well as Internet and operator services.

This new organization is designed to reinforce synergies, improve profitability and facilitate growth through partnerships, acquisitions and enhanced capabilities to serve global markets.



Thomas Enders
Executive Vice President,
Head of Defence
and Civil Systems division

As future growth is backed by the strong existing backlog, the goal of the division is to be profitable again in 2002.

Missile systems: a strong global player



From left to right: MICA production, Storm Shadow and Trigat.

Creation of MBDA

Assets in France, Germany and the U.K. offer broad capabilities in missile systems and related technologies. While Aerospatiale Matra Missiles (AMM) is mainly in France, Matra BAe Dynamics (MBD) is a Franco-British joint venture between EADS and BAE Systems, and in Germany EADS missile operations are those of LFK-Lenkflugkörpersysteme GmbH (LFK).

Order intake continued to be strong in 2000 with missiles domestic and export successes such as Aster for Italy, France and UK, ASMP-A with France, Exocet for Greece and South Africa, Scalp and Mica for Greece.

Alenia Missile Systems (AMS) is currently being integrated into MBD to form MBDA. With its very competitive product portfolio, MBDA will be a strong missile systems company with critical missile subsystems such as warheads, seekers, propulsion, proximity fuses and guidance systems. EADS will hold a 37.5-percent stake of MBDA, while BAE Systems will hold another 37.5 percent and Finmeccanica 25 percent. Signature of respective shareholder agreements is expected in 2001.

MBDA will be the second-largest missile company in the world and the core of our missile activities.

U.K. SELECTS METEOR

Meteor, the future air-to-air interception missile, won the United Kingdom's support in one of the major 2000 decisions. It had already been selected by five other European nations: France, Italy, Germany, Sweden and Spain. Meteor will defend Eurofighter, Rafale and Gripen combat aircraft for the next 20 years.

STORM SHADOW SUCCESS

The first fully guided firing of the Storm Shadow/Scalp EG stand-off air-to-surface missile took place successfully at the end of 2000. Launched from a Mirage 2000N, the missile conducted all operational mission phases, from safe separation and accurate mid-course maneuver over sea and land, to autonomous target recognition and precise impact.

PARTNERING WITH U.S. MANUFACTURERS

As Boeing joined the Meteor program, enhancing the chances to enter the U.S. market, EADS signed a very promising agreement with Northrop Grumman in the field of defense electronics.

Air-to-air missile systems

Test firings of ASRAAM (the Advanced Short-Range infrared homing Air-to-Air Missile) demonstrated the performance of this missile in the presence of intense electronic warfare countermeasures. Final phases of adaptation to the U.K.'s Tornados and Harriers as well as Australia's F/A-18 Hornet are under way including first F-18 ASRAAM releases.

The U.K.'s decision in favor of Meteor — the future air-to-air missile designed by Matra BAe Dynamics (MBD) — was a milestone in 2000 and represents a decisive victory that confirms our ability to supply competitive European missile solutions. Meteor, which has also been selected by France, Italy, Germany, Sweden and Spain, will equip fighter aircraft with a European air-to-air missile, thus creating interoperability and independence for other world markets. The overall market for Meteor is estimated at 15 billion euros over 20 years, including 8 billion euros in Europe and export, excluding the U.S.

Mica's integration on the Rafale F1 was completed. In the context of major aircraft sales in 2000, we also succeeded in equipping aircraft in service with other armed forces with Mica multi-mission missiles.

Air-to-surface missile systems

An important breakthrough was the successful first full-flight test at the end of December 2000 of Storm Shadow/Scalp EG, MBD's long-range air-to-surface standoff weapon. The missile, which will go into mass production end of 2001, demonstrated all mission specifications including the metric accuracy. The U.K., France and other NATO allies ordered 2,000 units. The first Scalp missile orders outside our domestic markets underline the competitiveness of this missile family. Since October 2000, the Apache anti-runway version is being produced for the French Air Force. Major technical milestones were also reached with the second successful free flight of the German-Swedish Taurus KEPD 350 autonomous standoff missile system and the first launch of the air-to-ground Autonomous Free Flight Dispenser System (AFDS) missile from an A-7 aircraft, further demonstrating our missile expertise.

With respect to ASMP/A, we received a launch order from the French defense procurement agency for a new supersonic air-to-ground missile with increased range to equip the Mirage 2000 and Rafale aircraft for French deterrent forces.

Air defense

European and other navies have selected the Principal Anti-Aircraft Missile System, or PAAMS — a tri-national program involving France, Italy and the U.K. — where Aerospatiale Missiles Systems and MBD have considerable stakes with respect to Aster. The French defense procurement agency awarded us a first production contract for 120 Aster missiles for the PAAMS program to equip the first two French and Italian Horizon frigates. The French-Italian contract will extend Aster's ATBM capability. The first Aster contracts with customers elsewhere were signed in August, 2000.

Anti-ship missiles

Based on strong orders from customers around the globe and order backlogs, the Exocet production rate was increased in 2000 to meet the needs of various navies. The Exocet family is one of the most famous and versatile anti-ship missile designs. France's defense ministry has decided to prolong Exocet's lifetime 20 more years by improving its propulsion and electronics, and by integrating receiver kits to use signals from the Global Positioning System (GPS) satellite fleet.

The Sea Skua anti-ship missile system was successfully presented to international customers and important missile contracts were awarded for the U.K.'s Sea Wolf program.

Surface-to-air missiles

Adding to these successes, MBD was awarded a contract in 2000 for Mistral 2 VSHORAD surface-to-air missile systems. MBD products such as the Rapier/Jernas air defense system were also successfully demonstrated to international customers. As a manufacturer of Stinger, Lenkflugkörpersysteme (LFK) topped the 10,000 sales mark for its year 2000 deliveries. And the German defense ministry signed a contract with LFK to extend the service life of the Roland anti-aircraft weapons system.

Versatile missile

The fiber-optic guided Polyphem missile met its test flight expectations for 2000, paving the way for its future international success. The Polyphem missile family is particularly suited to support future crises management and peacemaking operations due to its surgical stand-off precision strike capability as well as its unique fire-and-control targeting and reallocation ability, which minimizes collateral damages.

Defence electronics: ensuring the information chain

Armed forces worldwide benefit from the broad spectrum of our high-tech defense portfolio covering intelligence, surveillance and reconnaissance, C3I, ground and naval radars, airborne systems and avionics systems.

Future battlefields and net-centric warfare require robust C4ISR solutions. NATO has awarded EADS a contract to develop the mission planning part of the program that is modernizing its air command and control system. There was strong demand for the division's digital map generators, armament control systems and transponders/interrogators used for friend-or-foe identification (IFF). A contract for the STR2000 standard transponder contributed significantly to the defense electronics business and forms a sound basis for future growth in the IFF market. In September 2000, the U.S. Navy selected EADS for the delivery of critical parts for the AN/APG-65 radar to extend the lifetime of its F/A-18 Hornet fighters through 2015, once again underscoring EADS's global competitiveness.

In November 2000, the German parliament approved the need for Eurofighter defensive aids subsystems but made certain conditions on the expected procurements in 2001. This approval is important for the future of the airborne systems' early warning capabilities.

Relations with Northrop Grumman strengthened, especially in intelligence, surveillance and reconnaissance (ISR) and radar technologies. A memorandum of understanding was signed to support joint efforts with respect to meeting European needs for high-altitude, long-endurance, uncrewed aerial vehicle-based electronic intelligence (HALE UAV). Both companies also intend to cooperate in the field of air-to-ground surveillance. Moreover, Northrop Grumman and EADS have decided to team on the radar for the Airbus A400M military transport aircraft.

The division signed a contract for an upgrade of the CL 289 drone, which performed excellently during the Kosovo campaign. With respect to naval and ground systems, mission support systems for Eurocopter's Tiger were ordered.

Leadership in C4ISR was confirmed through both a U.S. Air Force contract for a ground-based satellite station and a prime contractor role for the French regiment information system known as SIR. The division also signed an agreement with Brazil's Embraer concerning C4ISR technologies to be linked with Embraer programs and export projects. The U.S. Air Force announced the purchase of two more Eagle Vision transportable stations, which made this cooperation program another showcase for trans-Atlantic defense cooperation.

Lastly, the division was put in charge of the space-based data acquisition and processing segments of the Helios II data interpretation program.

High-tech telecoms

In order to strengthen EADS's position in telecommunications and to benefit from significant growth rates in this industry in particular in the secure network segment, EADS decided in june 2000 to combine all telecoms operations into one subsidiary. EADS Defence and Security Networks (EDSN), a joint venture 55-percent owned by EADS and 45 percent by Nortel Networks, is the centerpiece of our telecoms business. It supplies secure private mobile radios (PMR) and military network technologies to defense and security customers on the Tetrapol standard using Nortel Network's packet-switching expertise and exploiting dual-use technologies.

EDSN has a strong track record in the French and German markets, but our greatest strengths lie on the international scene. Thirty secure networks have been deployed by EDSN in 18 countries. In 2000, major orders were received from customers in the Czech Republic, France, Mexico and Spain. These successes demonstrate the competitiveness of EDSN and confirm the rapid growth enjoyed by these activities.

EADS telecoms operations also comprise the former Dasa Communications Networks in Germany (which specializes in military networks), Intecom in the U.S. (specialized in call centers) and Sycomore in France (a system integrator and software house). Sycomore signed contracts with leading French distributor Auchan for an information system structure, and with Europol for a secure telecom network running Europe-wide.

Our telecoms business also includes stakes in Matra Nortel Communications (a 45-percent stake) and Nortel Networks Germany (a 42-percent stake).

RADAR FOR U.S. NAVY

As part of the second phase of its program to extend the lifetime of the F/A-18 Hornet aircraft through 2015, the U.S. Navy asked EADS to supply critical parts of AN/APG-65 radars. This order, which is an exceptional event for a non-U.S. company underlines EADS's international competitiveness and is expected to spur further transatlantic business.

PRIME FOR S.I.R.

France selected the division for a Regiment Information System (SIR) that will equip up to 500 vehicles. The award goes to the company's engineers with expertise in C4ISR (command, control, communications, computers, intelligence, surveillance and reconnaissance). Selection stems from our ability to meet the customer's operational and interoperability needs.

PMR SUCCESS IN CZECH REPUBLIC

In advance of the September 2000 meeting of an International Monetary Fund committee in Prague, the recently created EDSN successfully deployed in just six months a secure digital private mobile radio (PMR) network for Czech security forces. The robust network supports 7,000 users and on cutover proved its ability to satisfy their expectations in complex real-life situations.



Fresh service approach

Outsourced governmental services represent an emerging market and a sizeable business in areas such as infrastructure support and operations, equipment support and training. Defense business in particular is becoming more and more service-oriented, with customers asking for package solutions, through-life support and flexible financing. The division received business opportunities in the French and German markets.

Business-to-business markets were the main drivers for Internet- and operator-based Matra Grolier Networks. In industrial and manufacturing design, strong sales of CATIA (an integrated suite of CAD/CAM tools that provide a comprehensive engineering solution) drove Matra Datavision's revenues 62 percent higher compared to 1999.

Test & Services supplies test benches for airlines' and military's clients equipment. In 2000, it delivered 18 Atec Series 6 test benches to airlines and equipment manufacturers for Airbus and Boeing applications. The CH47 application of the Atec Series 6 was delivered to the launch customer and the Mirage 2000-9 application of Atec 5000 entered the development phase. Test & Services also delivered nine Sesar 3000 test benches for production and maintenance of Rafale aircraft. Lastly, development of the optronic version of Sesar 3000 for army applications was successfully completed.

Organization



Chief Executive Officer
Philippe Camus



Chief Executive Officer
Rainer Hertrich

Corporate Secretary
Pierre-Henri Ricaud

Communications
Christian Poppe

Purchasing
Hans-Erich Mundt

Legal Affairs
Eric Thomas

Political Affairs France
Denis Verret

Political Affairs Germany
Wolf-Peter Denker

Political Affairs Spain
Carlos Grandal

Human Resources France
Jacques Massot

Human Resources Germany
Reinhart Havers

Human Resources Spain
Javier Matallanos

Executive Management Development
Birgit Quecke

Merger Integration France
Andreas Loewenstein

Merger Integration Germany
Bert Stegkemper

Merger Integration Spain
Carlos Navarro

Strategic Coordination
Jean-Louis Gergorin

- Strategy & Planning — *Wolf-Dieter Siebert*
- Mergers and Acquisitions — *Marwan Lahoud*
- Industrial Research and Technology — *Jean-Marc Thomas*

Marketing
Jean-Paul Gut

Chief Financial Officer
Axel Arendt

- Controlling — *Hans-Peter Ring*
- Finance Treasury — *Yolaine de Courson*
- Investor Relations — *Marc Paganini*
- Accounting/Tax — *Joachim Feyel*
- Information Technology — *Andreas Groth*

☐ Executive Committee's members.

JULY AMSTERDAM LAUNCH EVENT
Eight hundred EADS employees from three headquarters — those in Paris, Munich and Madrid — came together to celebrate Europe's first cross-border creation of a world-class player in the aerospace and defense industry. The event was a model for more EADS team-building across Europe.

EUROPEAN WORKS COUNCIL PROGRESS
Comprising 16 members — all salaried personnel — hailing from four countries, the pioneering European Works Council is an official organization within EADS meeting four times a year, twice with top management. Among the Council's assignments: keeping EADS salaried personnel at local and national levels fully informed of EADS activity.

EMPLOYEE SHARE OWNERSHIP PLAN (ESOP)
Our people demonstrated that they "buy in" to the EADS promise, taking the same per-spective as outside investors. With the launch of EADS shares in the stock market, more than a quarter of eligible employees across Europe became shareholders. Nearly the entire block of 12 million shares set aside for them was bought — 96 percent.

Human resources

Our people: building team spirit across the organization



Greater human resources
Keeping our commitment to our greatest assets — our own people — has driven the human resource effort at EADS throughout our first year as part of a single organization. Years of team-building as separate companies formed a platform on which we could quickly add new features and services, with benefits delivered directly to our own people plus our customers — and their customers, too.

We pioneered in our human resources policies with the creation of a European Works Council. This representative body (whose members are EADS employees from four countries) safeguards the interests of all those who work for the company in Europe and elsewhere. The Council facilitates cross-border exchange between its representatives and their base, on the one hand, and corporate management on the other.

Spurring mobility
All employees in France, Germany and Spain are buying in the team spirit of belonging to EADS. Jobs are open to all personnel, irrespective of their nationality. To spur mobility, special transfer conditions for headquarters staff, for example, facilitate cross-border career moves. Employees who accept an assignment off their home ground benefit from intercultural training that addresses their specific situation. Still other training — in communication skills — is available to employees at many locations following the decision by EADS to adopt English as the corporate language.

Growing team spirit
Cross-border success in human resources at EADS is based on dedication and commitment. Differing national characteristics and legislative frameworks have required enormous efforts to harmonize core personnel policy principles and related procedures. These accommodations have been made not just for our people who build and sell our products, but also managers and executives who market our products, set strategy and handle finance and accounting. The breadth of this challenge for company-wide human resources coordination has been exciting. Key to the success has been team spirit, and finding new ways to grow that spirit.

Starting from roughly two dozen integration initiatives launched in 1999, three major projects addressed general management, values and practices, and internal communications. More than 80 people have tackled the issues of harmonizing human resources values and practices, proposing innovative high-performance solutions.

Competitive flexibility
To keep EADS profitable, flexible employment practices are being promoted with increasing success. The new human resource policies target solutions to rising workloads with schemes that allow employees to accumulate work hours and save up extra hours for time off. On some sites, agreements on part-time work weeks affected several hundred employees and have boosted competitiveness on production lines.

HUMAN RESOURCES
Employees year-end 2000

EADS	88,879
Airbus	33,927
Military Transport Aircraft	3,548
Aeronautics	[illegible]
Space	9,400
Defence & Civil Systems	17,485
Headquarters and research center	1,428

RESEARCH & DEVELOPMENT		
Millions of euros (pro forma)	2000	1999
Total revenues	[illegible]	[illegible]
Internally financed	1,339	1,324
Internally financed R&D to revenues ratio %	5.5%	5.9%

Total EADS R&D investment, including the part financed by third parties, reached 3.35 billion euros in 2000, representing 13.8 percent of revenues.

Research & Development

Leading edge



From left to right: propulsion technology - simulator.

Technology benefits

Across the spectrum of EADS market successes, one factor dominates: our leading edge in technology — unique in our industry — that delivers profitable benefits to our customers. These range from sensors, data processing and advanced materials to optical and thermo-mechanical control of systems — and still others. Alongside these technology breakthroughs there have been teamwork advances through deployment of the EADS research and technology network. Both technology and teamwork are driving benefits not just to EADS customers, but also to our bottom line.

Research across Europe

The goals of research within EADS are to reduce product development costs and cycles, ensure respect for the environment, improve product performance and competitiveness, and maintain our technology lead while strengthening our areas of excellence.

Because of our origins and ambitions, EADS's research and technology assets are based across Europe. The Corporate Research Center work in three locations: France, Germany and Spain. Still other resources in additional countries participate actively in maintaining the company's leading edge in technology.

By coordinating and harmonizing advances in research, engineering, manufacturing and quality throughout the company, R&D networks that cut across the entire scope of EADS expertise have been brought to life.

Additional value as expected

When R&D operations join forces, synergies help grow the business. Expertise combines and strengthens above and beyond what the simple sum of the two or three parts could be expected to provide. Advances achieved at one site reinforce others made elsewhere.

Closer cooperation is growing with a dedicated manufacturing network to ensure smooth transfer of breakthrough technologies to production lines, resulting in greater customer satisfaction. Representatives from our business units meet with our technology team members to promote synergies still further and ensure cross-fertilization. Manufacturing technologies are reviewed together to benchmark best practices. This process has demonstrated a remarkable potential for creation of added value.

Lab infrastructure is among the industry's latest. The main sciences and applications addressed are: sensors and data processing; microsystems and electronics; advanced materials, process technologies and testing; structures engineering and acoustics; electromagnetic, optical and thermo-mechanical system control; and information technologies for engineering and advanced computation.

Looking ahead

Computer-aided design and product data management are two key technologies that have been shortlisted for review and value creation, benefiting from corporate synergies. Our processes in these areas can be harmonized so as to use the most efficient technologies for new programs. Composite and metallic-structure technologies are also an area for focus.

Evaluation of electronics and information-technology requirements is being studied as well. Electronics accounts for 30 percent of EADS products, making it essential to decide on in-house supply or recourse to reliable outsourcing.

By definition, those of us in research, development, technology and engineering are always looking ahead: to how processes and products can be improved to meet customer expectations more efficiently. This goal remains at the heart of the EADS investment in the people and infrastructure who will deliver the solutions — sometimes over the horizon, sometimes a month or two away — that make the critical difference.




0.90

The financial policy of EADS is driven by the goals of creating value for shareholders and reducing risk exposure. EADS also respects strict financial criteria while pursuing our key role in European consolidation of our industries and launching new programs to ensure profitable growth in the future.

Exceeding the initial 2004 profitability target

At the time of our public offering July 10, 2000, EADS announced a goal of achieving a return-on-sales margin (defined as earnings before interest and taxes, or EBIT over revenues) of 8 percent by 2004, after absorption of the Airbus A380 research and development costs. This performance was based on expected business and productivity growth and estimated merger-related value creation of 580 million euros per year from 2004 onwards. With 100-percent consolidation by EADS of Airbus from 2001 onwards, the total value creation target was then raised to 600 million euros.

Since then, the dedicated EADS merger integration team has identified more than 600 concrete, detailed projects that go beyond the target of 600 million euros. As early as 2001, EADS intends to achieve 10 percent of this target, which should be fully reached in 2004.



Around half of the expected value creation will result from the combination of the huge purchasing power that EADS can leverage vis-à-vis our suppliers along with the growth of purchase volume triggered by the launch of such programs as the A380. Elimination of duplicate R&D expenses, reducing marketing costs and resizing headquarters together with greater business opportunities due to improved market access and financial engineering will deliver the remainder.

Due to the success of the ongoing merger integration projects, substantial future revenue growth driven by a backlog representing five years of revenues, and favorable secured currency exchange rates of the hedged portion of our exposure denominated in U.S. dollars, EADS management has been able to raise the 2004 profitability target from 8 to 10 percent return on sales. This new figure is based on the same perimeter as before, thereby absorbing the R&D expenses for the A380 program.

Improved control of currency variables

EADS generates more revenues denominated in U.S. dollars than it has expenses in that currency. The resulting net exposure (in 2000, roughly $8 billion) bears the brunt of exchange rate fluctuations between the euro and the dollar.

As a result, EADS established a hedging strategy with clear rules and procedures to protect our earnings against their exposure to exchange-rate risks while at the same time avoiding speculation. The EADS policy is to hedge only part of the future exposure triggered by firm commitments in our backlog. In 2000, we seized the opportunities of a strong dollar to secure a great proportion of our future exposure at favorable dollar rates (ranging from 1 euro = $0.95 to 1 euro = $1.00), much above our initial conservative dollar assumptions at the time of the July 2000 offering.

Moreover, following enforcement of the new IAS 39 rule (effective January 1, 2001), EADS's management decided to individually allocate nearly all hedges to underlying commercial contracts. In doing so, nearly all our hedging contracts will be recorded in EBIT at the hedged rate, and there will no longer be the need for a mark-to-market provision in our financial statements. The income volatility that we suffered in our past pro-forma accounts will therefore virtually disappear from 2001 onwards. The new IAS rule application has been very positively welcomed by the financial community, since it allows a better reading of our financial statements and enhanced visibility of our expected future earnings.

Value-creating M&A

As the premier European company in aerospace and defense, EADS is driving the two industries' ongoing consolidation process. Merger and acquisition (M&A) transactions have been, are and will always be an important part of our strategy to ensure control of our operations and profitable growth.

To secure value-creating transactions and projects, EADS has set up internal committees that combine strategic, technical and financial competence. All M&A projects are reviewed and evaluated by this committee as are bids on contracts above certain thresholds and/or carrying unusually high financial risks.



Axel Arendt
EADS Chief Financial Officer,
EADS Board Member

New programs

EADS has anticipated market trends by launching new programs (such as the A380, Ariane 5, Meteor and others), which will drive our growth through the early decades of the 21st century.

For these new programs, a team of marketing and finance experts works on risk-avoidance structures using the best company-wide practices and know-how.

Consolidated pro forma financial statements (unaudited)

Consolidated balance sheet

Millions of euros

	Pro forma 2000	Pro forma 1999
ASSETS		
FIXED ASSETS	20,894	19,952
Intangible assets	116	134
Property, plant and equipment	8,120	7,693
Financial assets	4,609	3,930
Goodwill	8,049	8,195
CURRENT ASSETS	16,745	13,794
Inventory (net)	2,081	1,218
Trade receivables	4,118	4,509
Other receivables & other assets	2,624	3,317
Securities	4,682	1,575
Cash	3,240	3,175
DEFERRED TAX ASSETS	3,151	2,821
PREPAID EXPENSES	654	651
Total assets	**41,444**	**37,218**

Millions of euros

	Pro forma 2000	Pro forma 1999
LIABILITIES AND STOCKHOLDERS' EQUITY		
STOCKHOLDERS' EQUITY	10,250	9,377
MINORITY INTEREST	221	212
TOTAL ACCRUED LIABILITIES	8,684	7,432
Accruals for pensions	2,986	2,916
Accruals for taxes	88	77
Other accruals	5,610	4,439
TOTAL LIABILITIES	18,247	16.117
Financial liabilities	5,779	5,696
Trade liabilities	4,268	3,856
Other liabilities	8,200	6,565
DEFERRED TAX LIABILITIES	1,128	1,345
DEFERRED INCOME	2,914	2,735
Total liabilities and stockholders' equity	**41,444**	**37,218**

Consolidated pro forma financial statements (unaudited)

Consolidated statement of income

Millions of euros

	Pro forma 2000	Pro forma 1999
INCOME STATEMENT		
REVENUES	24,208	22,553
Cost of sales	(20,072)	(18,298)
GROSS MARGIN	4,136	4,255
Selling, gen. adm. & other expenses	(2,510)	(2,213)
Research and development costs	(1,339)	(1,324)
Other operating income	342	475
Amortization of goodwill	(429)	(424)
RESULT BEFORE FINANCIAL INC. AND INCOME TAX	200	769
Income from investments	111	83
Result on interests	10	(13)
Other financial result	(1,436)	(1,916)
Total financial result	(1,315)	(1,846)
INCOME (LOSS) BEFORE INCOME TAXES	(1,115)	(1,077)
Income taxes	220	33
Minority interest	(14)	(2)
NET INCOME (loss)*	(909)	(1,046)

*After restructuring charges, goodwill amortization and exceptional

RESULT BEFORE FINANCIAL INCOME AND INCOME TAX	**200**	**769**
EXCEPTIONALS		
Goodwill amortization	429	424
Exceptional depreciation (fixed assets)	176	169
Exceptional depreciation (inventories)	483	0
Income from associates	111	83
EBIT PRE-GOODWILL AMORTIZATION AND EXCEPTIONAL	**1,399**	**1,445**

Millions of euros

	Pro forma 2000 12/31/00	Pro forma 1999 12/31/99
NET INCOME (LOSS) BEFORE ABSORB AGREEMENT, INTEREST AND TAX	(909)	(1,046)
Income (loss) applicable to minority interest	14	2
Gain (loss) on disposal of non-current assets	(77)	(290)
Depreciation and amortization of fixed assets	1,540	1,272
Valuation adjustment to inventories	483	0
Change in accrued liabilities	1,259	838
Change in deferred taxes	(611)	(23)
CHANGE IN WORKING CAPITAL	1,460	785
CASH PROVIDED BY OPERATING ACTIVITIES	3,159	1,538
Investments (net) in intangible, fixed and financial assets	(1,590)	(1,456)
Change in consolidation concerning cash	(38)	116
CASH USED FOR INVESTING ACTIVITIES	(1,628)	(1,340)
Transfer of profits/dividends to shareholders	0	(1,305)
Dividends paid	(31)	0
Capital increase	1,540	69
Increase in financial liabilities	83	1,012
Other activities	43	(51)
CASH USED FOR FINANCING ACTIVITIES	1,635	(275)
Effect of foreign exchange rate changes on cash and cash equivalents	6	(27)
DECREASE/INCREASE IN CASH AND CASH EQUIVALENTS	3,172	(104)

Addresses of main operational subsidiaries and foreign representation offices

As at December 31, 2000

Headquarters

European Aeronautic Defence
& Space Company EADS NV
Drentestraat 24
NL-1083 HK Amsterdam
The Netherlands

Head offices

EADS France
37,bd de Montmorency
75016 PARIS
FRANCE

EADS Deutschland GmbH
81663 MUNICH
GERMANY

EADS CASA
Avda. de Aragon 404
28022 MADRID
SPAIN

Main subsidiaries

Airbus

EADS Airbus SAS
37, bd de Montmorency - 75016 PARIS
FRANCE

EADS Airbus GmbH
Kreetslag 10 - 21129 HAMBURG
GERMANY

EADS CASA (Airbus Division)
Avda.Aragon 404 - 28022 MADRID
SPAIN

Airbus Industrie (GIE)
1, rond-point Maurice Bellonte
31700 BLAGNAC
FRANCE

Military Transport Aircraft

Airbus Military Company S.A.S.
17,avenue Didier Daurat
31700 BLAGNAC
FRANCE

EADS CASA
(Military Transport Aircraft Division)
Avda. de Aragon 404 - 28022 MADRID
SPAIN

Aeronautics

EADS ATR
316, route de Bayonne
31060 TOULOUSE
FRANCE

Avions de Transport Régional (G.I.E - A.T.R.)
1, allée Pierre Nadot
31712 BLAGNAC CEDEX
FRANCE

EADS Deutschland GmbH
Military Aircraft
81663 MUNICH
GERMANY

EADS CASA (Military Aircraft Division)
Avda.Aragon 404 - 28022 MADRID
SPAIN

Eurofighter Jagdflugzeug GmbH
Am Soldnermoos, 17
85399 HALLBERGMOOS
GERMANY

Eurocopter
Aéroport International de Marseille
Provence - 13725 MARIGNANE
FRANCE

EFW
Grenzstrasse 1
1109 DRESDEN-KLOTZSCHE
GERMANY

EADS SOGERMA
Aéroport International
BORDEAUX-MERIGNAC
33701 MERIGNAC - FRANCE

EADS SOCATA
Ste de Construction d'Avions de Tourisme
et d'Affaires
Aéroport de Paris-Le Bourget - Le Terminal
Bât. 413
93350 LE BOURGET - FRANCE

Space

EADS Launch Vehicles
37, bd de Montmorency
75016 PARIS - FRANCE

EADS CASA (Space division)
Avda. de Aragon 404
28022 MADRID
SPAIN

Arianespace
Boulevard de l'Europe - BP 117
91006 EVRY CEDEX
FRANCE

Starsem
Tour Maine Montparnasse
33, av. du Maine - B.P. 30
75755 PARIS CEDEX 15
FRANCE

Astrium GmbH
Ludwig-Bölkow Allee (Tor 2)
85521 OTTOBRUNN
GERMANY

Astrium Ltd
Gunnels Wood Road-U.K - STEVENAGE
HUFFORDSHIRE SGI 2AS
UNITED KINGDOM

Astrium SAS
37, avenue Louis Bréguet
78146 VELIZY-VILLACOUBLAY
FRANCE

Defence and Civil Systems

Aerospatiale Matra Missiles
37, bd de Montmorency - 75016 PARIS
FRANCE

Bayern-Chemie
Liebigstrasse 15-17
84544 ASCHAU AM INN
GERMANY

Dornier GmbH
An der Bundesstrasse 31
88090 IMMENSTAAD/BODENSEE
GERMANY

EADS Defence and Security Networks
Rue Jean-Pierre Timbaud
78180 MONTIGNY-LE-BRETONNEUX
FRANCE

EADS Deutschland GmbH
Defence Electronics
Wörthstrasse 85 - 89077 ULM
GERMANY

EADS Matra Datavision SA
4, rue de Presbourg - 75116 PARIS
FRANCE

EADS Systèmes-Services-Telecom
37, bd de Montmorency
75781 PARIS Cedex 16
FRANCE

Euromissile
12, rue de la Redoute
92260 FONTENAY-AUX-ROSES
FRANCE

Eurosam
63, boulevard de la Liberté
92230 CHATILLON-SOUS-BAGNEUX
FRANCE

LFK-Lenkflugkörpersysteme GmbH
Landshuter Strasse 26
85716 UNTERSCHLEISSHEIM
GERMANY

Matra Bae Dynamics France
4, rue de Presbourg - 75116 PARIS
FRANCE

Matra Bae Dynamics UK
Six Hills Way - PO Box 060
STEVENAGE HERT SG1A 2AD
UNITED KINGDOM

Matra Nortel Communications
50, rue du Président Sadate
29562 QUIMPER CEDEX 9
FRANCE

Nortel Dasa Network Systems GmbH & Co KG
An der Bundessir. 31 Geschäftsgebäude :
Werk 2 BG
88090 IMMENSTAAD/BODENSEE
GERMANY

Strategic Coordination

EADS Belgium
75, avenue Cortenbergh
1000 BRUSSELS - BELGIUM

EADS USA
1101, 15th Street N.Y., suite 800
WASHINGTON DC.20005
UNITED STATES OF AMERICA

Dassault Aviation
9, rond-point des Champs Elysées-Marcel
Dassault - 75008 PARIS - FRANCE

EADS representation offices

North America & Cooperating European Countries

EADS United Kingdom
The Economist Building - 25 St James's Street
LONDON SW1A 1HA - UNITED KINGDOM

EADS Italy
Via Panama n. 58 - Int. 2 - 00198 ROMA
ITALIA

EADS Canada
275 Sparks Street Suite 902 - OTTAWA
ONTARIO K1R 7 X9 - CANADA

EADS Spain
Avda. de Aragon, 404
28022 MADRID - SPAIN

Latin America

EADS Mexico
S.A. de C.V. - Av. Prolongación Paseo de la
Reforma No. 1240, Piso 8 - Col. Sta. Fe
C.P. 05109, MÉXICO D.F.
DELEGACIÓN CUAJIMALPA
MEXICO

EADS Brazil
SCS, Q3, Bl A, IJ 74/78 1° andar
a/c Banco Cidade
703000-500 BRASILIA - BRAZIL



EADS Chile
La Concepcion, 322 - Oficina 904
PROVIDENCIA - SANTIAGO DE CHILE
CHILE

Western Europe

EADS Portugal
Av. da Liberdade 245/4° C
1250-143 LISBOA - PORTUGAL

EADS Hellas SA
124, Kifissias Avenue
15th Floor - 11526 ATHENS
GREECE

EADS Turkey
Turan Emeksiz Sokak A3
06700 G.O.P. - ANKARA - TURKEY

EADS Finland
Fabianinkatu 3 B 21
0130 HELSINKI - FINLAND

Central & Eastern Europe

EADS Poland
Ilmet Business Centre
AL. Jana Pawla II 15 - 00-828 WARSAW
POLAND

EADS Croatia
Trg N.S. Zrinskog 1 /IV
10000 ZAGREB - REPUBLIC OF CROATIA

EADS Czech Republic
Bavorská 856 - 15541 Praha - STODULKY
CZECH REPUBLIC

EADS Hungary
Lövöház u. 30 - 1024 BUDAPEST
HUNGARY

EADS Bulgaria
Rebarska, 5 - 1510 SOFIA - BULGARIA

EADS Russia
Representative Office Russia
BOLSHAJA ORDYNKA, 40/2
109017 MOSCOW - RUSSIA

Middle East/Maghreb

EADS U.A.E.
Three Sails Centre - Office No. 1605
Corniche Road - ABU DHABI - U.A.E.

EADS Saudi Arabia
P O Box 50 602 - 11533 RYADH
SAUDI ARABIA

EADS Egypt
5 Dar El Shifa Street - Garden City
CAIRO 11451 - EGYPT

EADS Kuwait
Jabriya - Area 5 - Street 2 - Villa 59
KUWAIT CITY - KUWAIT

Africa

EADS South Africa
P.O.Box 37 37
0001 PRETORIA - SOUTH AFRICA

North Asia

EADS Japan
Roppongi First Bldg.
9-9, Roppongi 1-chome
Minato-Ku - TOKYO 106 - JAPAN

EADS Korea
3rd Floor, Volvo Building
726-173 Hannam-dong, Yongsan-ku
SEOUL, KOREA 140-210

EADS China
Silver Tower 32F - Room 3210
2 Dong San Huan Bei Lu
Chaoyang District
BEIJING 100027
P. R. CHINA

EADS Taiwan
14 Floor Bank Tower - Suite 1403
205 Tuan Hua North Road
TAIPEI - TAIWAN

South Asia/Pacific

EADS Thaïland
Unit 2705-2706, 27th Floor River Wing East
Empire Tower, 195 South Sathorn Road
Yannawa, Sathorn
BANGKOK 10120 THAILAND

EADS Singapore
South East Asia Pte. Ltd
Aerospatiale Matra
435 Orchard Road
Wisma Atria - SINGAPORE 238877

EADS Indonesia
Deutsche Bank Building
8th Floor Suite 801B/D
Jl. Imam Bonjol No. 80
JAKARTA 10310
INDONESIA

EADS Malaysia
Suite 17-02, Level 17 - Wisma Kiapeng
3, Jalan Kia Peng
50450 KUALA LUMPUR
MALAYSIA

EADS Australia
Level 24, AMP Centre
50 Bridge Street - SYDNEY NSW 2000
AUSTRALIA

EADS India
Aerospatiale House - 10A, Prithviraj Road
110011 NEW DELHI
INDIA

Shareholder information

Freefone

France:
0 800 01 2001

Germany:
00 800 00 02 2002

Spain:
00 800 00 02 2002

www.eads.net

E-mail:
comfi@eads.net

Names of photographers for EADS: Jullien, Marquardt, Nojaroff. Illustration (page 25): ide

Design and production: VaLEFL Phénix Communication



European Aeronautic Defence and
Space Company EADS N.V.
Drentestraat 24
1083 HK Amsterdam
The Netherlands

This document is also available at the following addresses:
EADS Deutschland GmbH: 81663 Munich - Germany
EADS France: 37 boulevard de Montmorency - 75781 Paris cedex 16 - France
EADS CASA: Avda de Aragón 404 - 28022 Madrid - Spain

EUROPEAN AERONAUTIC DEFENCE AND SPACE COMPANY EADS N.V.

REFERENCE DOCUMENT

FINANCIAL YEAR 2000

Pursuant to *Règlement* No. 98-01 of the *Commission des opérations de bourse*, this Reference Document was registered in French with the *Commission des opérations de bourse* on April 26, 2001 under number R 01-148. It can be used in support of a financial transaction only if it is supplemented by a transaction note approved by the *Commission des opérations de bourse.*

This Reference Document has been drafted by the issuer and renders the signatories thereof liable. This registration, which has been effected after a review of the relevance and consistency of the information given on the Company's financial position, does not imply that the accounting and financial items shown have been authenticated.

Warning

The COB draws the attention of the public to the fact that:

European Aeronautic Defence and Space Company EADS N.V. ("**EADS**" or the "**Company**") is a Dutch company, which is listed in France, Germany and Spain. Given this fact, the applicable regulations with respect to public information and protection of investors, as well as the commitments made by the Company to securities and market authorities, are described in this Reference Document.

TABLE OF CONTENTS

CHAPTER 1 — PERSONS RESPONSIBLE FOR THE REFERENCE DOCUMENT AND PERSONS RESPONSIBLE FOR THE AUDIT OF THE FINANCIAL STATEMENTS

1.1 Persons Responsible for the Reference Document

Mr. Philippe Camus and Mr. Rainer Hertrich, Chief Executive Officers of EADS

1.2 Statement of the Persons Responsible for the Reference Document

To our knowledge, the information set out in this Reference Document relating to EADS, is true and correct; it includes all the information required by the investors to base their opinion on EADS' assets and liabilities, business, financial position, results and prospects; there are no omissions that could affect the import of such information.

Philippe Camus	Rainer Hertrich
Chief Executive Officer	*Chief Executive Officer*

1.3 Persons Responsible for the Audit of the Financial Statements

1.3.1 Persons responsible for the review of EADS' financial statements

	Date of First Appointment	Term of Current Office
KPMG Accountants N.V. Churchill Plein 6 2517 JW The Hague The Netherlands Represented by Mr. E. Paul Medema	May 10, 2000	May 10, 2001[1]
Arthur Andersen Prof. W. H. Keesomlaan, 8 1183 DJ Amstelveen The Netherlands Represented by Mr. Huub H. H. Wieleman	May 10, 2000	May 10, 2001[1]

1.3.2 Statement of the Auditors

In our capacity as statutory auditors of EADS, we have verified that the financial information contained in the Reference Document relating to the statutory audited financial statements for the year ended 31 December, 2000 ("the financial statements") (including the consolidated financial information) has been properly derived from these statutory financial statements.

This Reference Document has been prepared under the responsibility of the Chief Executive Officers, Philippe Camus and Rainer Hertrich. Our responsibility is to report on the fairness of the financial information included in this document with respect to the financial position and the financial statements of EADS.

Our procedures conducted in accordance with International Standards on Auditing, comprised an assessment of the fairness of the information presented relating to the financial position and the financial statements and its consistency with the financial statements on which we have issued a report.

The financial statements as of December 31, 2000 that have been approved by the Board of Directors, have been audited by us, in accordance with auditing standards generally accepted in The Netherlands and International Standards on Auditing.

Our report dated March 9, 2001 contained the following in respect of the opinion:

- As we have not been able to perform the audit procedures we normally would have performed in relation with the Dassault Aviation investment, which is accounted for under the equity method, we have not expressed an opinion thereon. The level of net income from equity investment accounted for by EADS in 2000 represented 116 million Euros and the equity investment of EADS in Dassault Aviation as of December 31, 2000 amounted to 1,164 million Euros.

(1) A resolution will be submitted to the shareholders' general meeting of EADS called for May 10, 2001, in order to resolve that the Company's auditors for the accounting period being the financial year 2001 shall be KPMG Accountants N.V. and Arthur Andersen.

- In all other respects, except for the effect of the departure from International Accounting Standards (IAS) for development costs that have been expensed as incurred by EADS while IAS require that development costs be capitalized as an intangible asset when certain criteria for asset recognition are met, the financial statements give a true and fair view of the Company as at December 31, 2000 and of the result for year then ended in accordance with IAS and accounting principles generally accepted in The Netherlands.

We have also read the unaudited pro forma consolidated financial information for 1999 and 2000 of the Management, Discussion and Analysis included in the Reference Document, in order to identify material inconsistencies with the information relating to the financial statements and to report any apparent misstatement of facts that we may have uncovered in reading the other information based on our general knowledge of the Company obtained during the course of our engagement.

Based on the procedures described above, except for the absence of audit opinion on the Dassault Aviation investment and the effect of the departure from IAS noted here above, we have no other matters to report regarding the fairness of the financial information relating to the financial statements of EADS and the unaudited pro forma consolidated financial information for 1999 and 2000 of the Management, Discussion and Analysis presented in the Reference Document.

As indicated in section 5 of the Reference Document, the unaudited proforma consolidated financial information is provided for illustrative purposes only and does not purport to represent what the financial position, results of operations, or cash flows of EADS would actually have been if the transactions creating EADS had occurred as of the dates indicated or to project the financial position, results of operations, or cash flows for any future date or period.

This statement has been prepared following a specific requirement of the *Commission des Opérations de Bourse* so as to be included in the EADS Reference Document.

The Hague and Rotterdam, April 26, 2001,

KPMG Accountants N.V.　　　　Arthur Andersen

Specific statement related to the translation of the financial information

In the context of the preparation of the Reference Document, we have read the French language translation of the audited statutory financial statements of EADS for the year ended December 31, 2000 (including the consolidated financial statements) and the unaudited proforma consolidated financial information for the years ended December 31, 1999 and 2000 included in the section "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Reference Document, all documents originally prepared in English.

Based on our reading, the audited statutory financial statements for the year ended December 31, 2000, the unaudited proforma consolidated financial information for the years ended December 31, 1999 and 2000 included in the section "Management's Discussion and Analysis of the Financial Condition and Results of Operations" in the Reference Document, the auditors' statement and the report of the auditors on the statutory financial statements for the year ended December 31, 2000 should enable a French reader to understand the financial position of the EADS Group as at December 31, 2000.

Paris, April 26, 2001

KPMG Audit
Département de KPMG SA

Michel Piette
Partner

Barbier Frinault & Associés
Arthur Andersen

René Proglio
Partner

1.4 Information Policy

Details of the person responsible for information

Mr. Marc Paganini
37, boulevard de Montmorency
75016 Paris
Telephone: 00.33.(0)1.42.24.24.24
marc.paganini@eads.net

A web site, www.eads.net, provides a wide range of information on the Company. Special toll-free hotlines are available to shareholders in France (0 800 01 2001), Germany (00 800 00 02 2002) and Spain (00 800 00 02 2002). An email box is dedicated to shareholders' messages: comfi@eads.net.

1.5 Undertakings of the Company Regarding Information

Given the fact that the shares of the Company are listed on the *Premier Marché* of Euronext Paris SA (the "**Paris Stock Exchange**"), in *amtlicher Handel* on the *Frankfurter Wertpapierbörse* (the "**Frankfurt Stock Exchange**") and on the Madrid, Bilbao, Barcelona and Valencia Stock Exchanges (the "**Spanish Stock Exchanges**"), the Company is subject to certain laws and regulations applicable in France, Germany and Spain in relation to information, the main ones of which are summarized in paragraph 3.1.3.

1.6 Exchange Rate Information

The financial information presented hereinafter in this document is expressed in Euros or in U.S. Dollars. The following table sets forth, for the periods indicated, certain information concerning the exchange rate between the U.S. dollar and the Euro, calculated using the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (known as the "Noon Buying Rate"):

Year ended	Average	Period End
December 31, 1999	Euro 1 = US$1.0658	Euro 1 = US$1.0070
December 31, 2000	Euro 1 = US$0.9236	Euro 1 = US$0.9305

CHAPTER 2 — INFORMATION CONCERNING SECURITIES ISSUED

NOT APPLICABLE

CHAPTER 3 — GENERAL DESCRIPTION OF THE COMPANY AND ITS SHARE CAPITAL

3.1 General Description of the Company

3.1.1 Corporate Name, Seat and Registered Office

European Aeronautic Defense and Space Company EADS N.V.
Drentestraat 24, 1083 HK, Amsterdam, The Netherlands
Seat (statutaire zetel): Amsterdam

3.1.2 Legal Form

The Company is a public limited liability company (*naamloze vennootschap*) organized under the laws of The Netherlands.

3.1.3 Governing Law — Dutch Regulations

The Company is governed by the laws of The Netherlands, in particular by Book 2 of the Dutch Civil Code, and by its articles of association (the "**Articles of Association**"). The shares of the Company are not listed in The Netherlands.

The Company is subject to various legal provisions of The Netherlands Securities Market Supervision Act 1995 (*Wet toezicht effectenverkeer 1995*) (the "**WTE**"). These are summarized below.

Above all, the Company is subject to various disclosure requirements in The Netherlands pursuant to section 5 of the WTE. These requirements comprise, in particular:

(i) Filing of the annual accounts and the statutory auditors' statement with the Registry of the Chamber of Commerce in Amsterdam with a copy to the Securities Board of The Netherlands (*Stichting Toezicht Effectenverkeer*) (the "**STE**");

(ii) Filing of the semi-annual financial statements in the same manner;

(iii) Publication of all new facts regarding the Company's business which have not been made public in The Netherlands and which, if made public, would be likely to have a significant influence on the price of the shares. Such publication shall be made by way of a press release submitted to the STE.

Further, pursuant to section 46b of the WTE, the Company and all "insiders" (as defined below) must, unless an exemption or dispensation applies, notify the STE of all transactions carried out in respect of securities of the Company listed for trading on a regulated market (or any financial instrument or securities the value of which depends on such securities) if, and only if, these transactions are carried out in or from The Netherlands.

"Insiders" include, in particular, the directors of the Company and its subsidiaries and interests (more than 25% held) representing individually more than 10% of the consolidated turnover of the Company and all persons holding more than 25% of the capital of the Company and, if such persons are legal entities, all Chief Executive Officers and Directors of such legal entities. In addition, spouses, first degree family members and persons with whom individual "insiders" share a common household are subject to this notification requirement.

Failure to comply with the requirements of the WTE is a criminal offense punishable by criminal and administrative fines in The Netherlands.

Finally, pursuant to section 46b of the WTE, the Company must, unless exemptions apply, notify the STE of all issuances, cancellations or repurchases of shares of the Company.

Pursuant to Dutch law, EADS has adopted specific insider trading rules (the "**Insider Trading Rules**") in order to ensure the confidentiality of sensitive company information and transparency of EADS share trading under applicable rules in The Netherlands, France, Germany and Spain.

EADS' Chief Financial Officer, Axel Arendt, was appointed Compliance Officer by EADS' Board of Directors. The Compliance Officer is essentially responsible for the implementation of the Insider Trading Rules and for the reporting to the STE.

In addition, given the fact that its shares are listed on a regulated market in France, Germany and Spain, the Company is subject to laws and regulations in these three jurisdictions. A summary of the main regulations applicable to the Company in relation to information to be made public in these three jurisdictions is set out below.

3.1.3.1. Ongoing Disclosure Obligations

French regulations

A foreign issuer must take all necessary measures to enable shareholders to manage their investments, and to exercise their rights. Pursuant to *Règlements* No. 98-01 and 98-07 of the *Commission des opérations de bourse* ("**COB**"):

(i) the Company is required to inform its shareholders of (i) all forthcoming shareholders' meetings and of the various ways for them to exercise their rights; (ii) payments of dividends; and (iii) issue of new shares, subscription, allocation, renunciation, or conversion of shares;

(ii) the Company is also required to (i) inform the public of any modifications in its shareholder structure compared to the latest published data; (ii) publish any relevant information concerning its activities and results for the first half of its financial year within four months of the end of the first half of the financial year, (iii) publish its annual accounts, and consolidated accounts and the management report, within six months of the end of the financial year; and (iv) inform the public of all modifications of the rights attached to each category of shares;

(iii) the Company is required to inform the COB of any contemplated amendments of its Articles of Association;

(iv) furthermore, the Company is required to provide simultaneously in France the same information as that given abroad.

Like French issuers, the Company may prepare a reference document, the purpose of which is to provide legal and financial information on the issuer (shareholding, activities, management, recent events, possible evolution and other financial information), but no information concerning a particular securities issue. In practice, the annual report of the Company may be used as a reference document since it contains the required information.

The reference document must be registered with the COB and, once registered, is made available to the public.

German Regulations

Pursuant to §§ 53 *et seq.* and 65 of the German Stock Exchange Admissions Regulation, the Company is required to promptly make available its statement of annual accounts and its management report as soon as these have been produced, insofar as these are not published nationally. If the Company produces its own statement of annual accounts in addition to a consolidated one, both types must be made available. The stock exchange admissions authority may allow summaries or truncations in the statement of annual accounts provided that the provision of sufficient information to the public is guaranteed.

In addition, the Company is required to publish an interim report. Such report must inform investors and potential investors about the developments of the Company's business during the first six months of the fiscal year and must also enable them to compare these developments with the results of the previous year. The interim report must be published within a period of two months after the end of the first six month period of the Company's current fiscal year, in at least one official national stock exchange newspaper, the Federal Gazette (*Bundesanzeiger*) or as a printed newsletter that is available to the public free of charge upon request. The report must also be given to the stock exchange admissions authorities of those exchanges where the shares are officially listed.

Pursuant to §§ 63 *et seq.* of the German Stock Exchange Admissions Regulation, the Company is required to inform the public and the stock exchange admissions authorities of certain developments or changes that affect the Company or the shares.

The Company is also obliged to inform the stock exchange admissions authorities about all material events arising from or affecting its legal situation. For that reason, all announcements concerning events that may be of interest to shareholders, such as the assembly of the general shareholders' meeting (*Hauptversammlung*), announcements concerning determinations and payments of dividends, the issuance of new shares and the exercise of conversion, warrant and subscription rights, must be published in an official stock exchange newsletter. The Company is, furthermore, required to publish without delay all changes concerning rights that are connected with securities.

Spanish Regulations

Pursuant to the Ministerial Order of January 18, 1991, the Company is required to file with the *Comisión Nacional del Mercado de Valores* (the "**CNMV**") and with the relevant Spanish stock exchange authorities (who will disclose it to the market), relevant information regarding its financial situation for each half year and which is communicated, for each June 30 and December 31, no later than the following September 1 and March 1 respectively. If after this communication the annual accounts are produced by the Board of Directors and they do not conform with the half-yearly information, the Board must disclose this inconsistency in the following ten trading days. An exemption from the obligation to publish quarterly information of a financial or economic nature has been obtained from the CNMV.

3.1.3.2. Disclosure of Specific Information

French Regulations

Pursuant to *Règlement* No. 98-07 of the COB, any information that could have a significant effect on the market value of the Company's shares is to be disclosed to the public.

The COB may request that the Company or any third party disclose any information relevant in respect of the investors' protection and of the functioning of the market. If such requests are not satisfied, the COB may itself disclose such information.

The party responsible for the disclosure of relevant information may decide not to reveal it if (i) it is able to ensure confidentiality of such information; and (ii) it considers that confidentiality is necessary (a) should the party be the Company, on the grounds that confidentiality is necessary to preserve its legitimate interests; or (b) should the party be a third party, on the grounds that confidentiality is necessary to achieve completion of a transaction.

German Regulations

Pursuant to § 15 of the German Securities Trading Act, the Company is required to publish, without delay, such information that has become available to it and that has not become known to the general public, if such information is, due to its effect on the Company's holdings, finances or general business, likely to have a material impact on its share price.

The Company needs, prior to publication, to disclose such information to the Federal Securities Trading Supervisory authority (*Bundesaufsichtsamt für den Wertpapierhandel*) as well as the Board of Directors of the authorities supervising the regulated markets on which the Company's shares are admitted to trading.

Spanish Regulations

Pursuant to Article 82 of the Spanish Securities Act 24/1998 of July 28, 1988, (*Ley 24/1998, de 28 de julio, del Mercado de Valores*, as amended by *Ley 37/1998, de 16 noviembre*) the Company is required to make public, as soon as possible, any fact or decision that may substantially affect the quotation of its shares. Relevant events must be notified to the CNMV, to be recorded by the most rapid and efficient way, always prior to its communication to third parties or other means of publication and, if possible, after closing of the market. Under certain circumstances, the CNMV may authorize the issuer not to make public relevant information which may affect its legitimate interests.

3.1.4 Date of Incorporation and Duration of the Company

The Company was incorporated on December 29, 1998 for an unlimited duration.

3.1.5 Objects of the Company

Pursuant to Article 2 of the Articles of Association, the objects of the Company are to hold, co-ordinate and manage participations or other interests in and to finance and assume liabilities, provide for security and/or guarantee debts of legal entities, partnerships, business associations and undertakings that are involved in:

(a) the aeronautic, defense, space and/or communication industry; or

(b) activities that are complementary, supportive or ancillary thereto.

3.1.6 Commercial and Companies Registry

The Company is registered with the Registry of the Chamber of Commerce of Amsterdam (*Handelsregister van de Kamer van Koophandel en Fabrieken voor Amsterdam*) under number 242 88945.

3.1.7 Inspection of Corporate Documents

The Articles of Association are available for inspection in Dutch at the Chamber of Commerce of Amsterdam.

Pursuant to Article 57 of the French Decree n° 84-406 of 30 May 1984, a certified copy of a translation in French of the Articles of Association has been filed with the *Greffe* of the *Tribunal de Commerce* of Paris. It is also available at the head office of EADS France (37, boulevard de Montmorency, 75016 Paris, France, Tel: 00.33.(0)1.42.24.24.24). In case of amendments of the Articles of Association, an updated certified copy of the translation in French thereof will be filed with the *Greffe* of the *Tribunal de Commerce* of Paris and made available at the head office of EADS France.

In Germany, the Articles of Association are available at the head office of EADS Deutschland GmbH, 81633 Munich, Germany, Tel: 00.49.89.60.70).

In Spain, the Articles of Association are available at the CNMV and at the head office of EADS CASA (Avda. Aragon 404, 28022 Madrid, Spain, Tel.: 00.34.91.585.70.00).

3.1.8 Financial Year

The financial year of the Company starts on January 1 and ends on December 31 of each year.

3.1.9 Allocation and Distribution of Income

3.1.9.1. Dividends

The Board of Directors shall determine which part of the profits of the Company shall be attributed to reserves. The remaining distributable profit shall be at the disposal of the general meeting of shareholders.

The shareholders meeting may resolve (if so proposed by the Board of Directors) that all or part of a dividend shall be paid in shares of the Company as opposed to cash.

The declaration of a dividend, an interim dividend or another distribution to the shareholders shall be made known to them within seven days after such declaration. Declared dividends shall be payable within four weeks of such declaration unless another date for payment is proposed by the Board of Directors and approved by the shareholders meeting.

Dividends, interim dividends and other distributions on shares shall be paid by bank transfer to the bank or giro accounts designated in writing to the Company by, or on behalf of, shareholders at the latest fourteen days after their announcement.

3.1.9.2. Liquidation

In the event of the dissolution and liquidation of the Company, the assets remaining after payment of all debts and liquidation expenses shall be distributed amongst the holders of the shares in proportion to their shareholdings.

3.1.10 General Meetings

3.1.10.1. Calling of Meetings

General meetings of shareholders are held as often as the Board of Directors deems necessary or upon the request of shareholders holding, individually or together, at least 10% of the total issued share capital of the Company.

The Board of Directors must give notice of general meetings in at least one Netherlands national daily newspaper, at least one international daily newspaper and at least one daily newspaper in each of the countries in which the Company's shares are listed. Such publication must be made at least fifteen days before the day of the meeting and shall state either the matters to be considered at such meeting or that the agenda is open to inspection by the shareholders at the offices of the Company and at such other locations as may be specified in the notice.

The annual general meeting of the Company is held within six months of the end of the financial year.

General meetings are held in Amsterdam, Den Haag, Rotterdam or Haarlemmermeer (Schiphol Airport). The Board of Directors may decide that general meetings of shareholders may be attended by means of electronic or video communication devices from the locations mentioned in the convening notice.

The Board of Directors must announce the date of the annual general meeting of shareholders at least two months before the meeting. Requests made by one or more shareholders collectively representing at least three percent (3%) of the issued share capital, to put items on the agenda for the annual general meeting of shareholders, must be effected by the Board of Directors, if such request to the Board of Directors has been made at least six (6) weeks prior to the date scheduled for the meeting except if in the opinion of the Board of Directors important interests of the Company prevail over the insertion of such items into the agenda.

3.1.10.2. Right to Attend Meetings

Each holder of one or more shares may attend general meetings of shareholders, either in person or by written proxy, to speak and to vote according to the Articles of Association (see paragraph 3.1.10.4 hereinafter).

A shareholder or person who has the right to attend a meeting can see to it that he is represented by more than one proxy holder, provided that only one proxy holder can be appointed for each share.

In relation to holders of registered shares, the Board of Directors may provide in the convening notice that those persons are recognized as authorized to exercise the rights to attend, speak and vote at the general meetings, who at a point in time mentioned in the convening notice are authorized to exercise those rights and as such have been registered in the register appointed for the purpose by the Board of Directors, irrespective of who is authorized to exercise these rights on the day of the meeting.

Any person who is entitled to exercise the rights set out in the above paragraph (either in person or by means of a written proxy) and is attending the meeting from another location (see 3.1.10.1 hereinabove) in such manner that the person(s) acting as chairman/chairmen of the meeting is/are convinced that such person is properly participating in the meeting, shall be deemed to be present or represented at the meeting, shall be entitled to vote and shall be counted towards a quorum accordingly.

As a prerequisite to attending the general meeting of shareholders and to casting votes, the holders of bearer shares and those who derived the aforementioned rights from these shares shall be obliged to deposit their share certificate or the documents evidencing their rights against receipt, at such locations as shall be determined by the Board of Directors and stated in the convening notice.

Such convening notice shall also state the day which has been fixed as the final day on which the share certificates and the documents evidencing the aforementioned rights may be deposited. That day may not be earlier than five business days, but in each case not earlier than the seventh day prior to the meeting.

As far as registered shares are concerned, the Board of Directors should be informed in writing within the timeframe mentioned in the two preceding sentences of the intention to attend the meeting.

Holders of shares that are registered in the shareholders' register kept in Amsterdam have the option of holding them through EUROCLEAR FRANCE SA. In this case the shares are registered in the name of EUROCLEAR FRANCE SA.

Shareholders holding their EADS shares through EUROCLEAR FRANCE SA who wish to attend general meetings will have to request from their financial intermediary or accountholder an admission card and be given a proxy to this effect from EUROCLEAR FRANCE SA in accordance with the instructions specified by the Company in the convening notice. For this purpose, a shareholder will also be able to request that it be registered directly (and not through EUROCLEAR FRANCE SA) in the register of the Company. However, only shares registered in the name of EUROCLEAR FRANCE SA may be traded on the stock exchanges.

In order to exercise their voting rights, the shareholders will also be able, by contacting their financial intermediary or accountholder, to give their voting instructions to EUROCLEAR FRANCE SA or to any other person designated for this purpose, as specified by the Company in the convening notice.

3.1.10.3. Majority and Quorum

All resolutions are adopted by means of a simple majority of the votes cast except when a qualified majority is prescribed by the Articles of Association or by Dutch law. No quorum is required for any shareholders' meeting. Dutch law requires a special majority for the passing of certain resolutions: *inter alia*, capital reduction, exclusion of preemption rights in connection with share issues, statutory mergers or statutory demergers; the passing of such resolutions requires a majority of two thirds of the votes cast if 50% of the capital quorum is not present at the meeting (or otherwise a simple majority). In addition, resolutions to amend the Articles of Association or to dissolve the company shall only be capable of being adopted with a majority of at least two thirds of the valid votes cast at a general meeting of shareholders, whatever the quorum present at such meeting.

Pledgees of shares and beneficiaries of a usufruct, which do not have voting rights, do not have the right to attend and to speak at general meetings. The owners of shares which are subject to a pledge or a usufruct, which do not have voting rights, are entitled to attend and to speak at general meetings.

3.1.10.4. Conditions of Exercise of Right to Vote

In all general meetings, each shareholder has one vote in respect of each share it holds.

A shareholder whose shares are subject to a pledge or usufruct shall have the voting rights attaching to such shares unless otherwise provided by law or by the Articles of Association or if, in the case of a usufruct, the shareholder has granted voting rights to the usufructuary. Pursuant to the Articles of Association and subject to the prior consent of the Board of Directors, a pledgee of shares in the Company may be granted the right to vote in respect of such pledged shares.

3.1.11 Disclosure of Holdings Exceeding Specific Thresholds and of Intentions

Any person, acting alone or in concert (as defined in the Netherlands Act on reporting of shareholdings, *Wet melding zeggenschap in ter beurze genoteerde vennootschappen 1996* (the "**WMZ**")), acquiring or disposing of, directly or indirectly, an interest in the share capital of the Company resulting in such person, after such acquisition or disposal, being in a different range of thresholds in terms of capital or voting rights than that in which he was prior to such acquisition or disposal is required by the WMZ to promptly notify the Company and the STE of such interests. The applicable ranges of relevant interests pursuant to the WMZ are as follows: 0% to 5%; 5% to 10%; 10% to 25%; 25% to 50%; 50% to 66⅔%; 66⅔% and over. The STE publishes all disclosures made to it in newspapers with a nationwide circulation in each of the Member States of the European Economic Area where the shares are admitted for listing on a regulated stock exchange. In addition, the Articles of Association require notification in the event of an acquisition or disposal of an interest resulting, for any person acting alone or in concert, in a change of range from or to the ranges 25% to 33⅓% and 33⅓% to 50%.

Furthermore, pursuant to the Netherlands Securities Market Supervision Act 1995 (*Wet toezicht effectenverkeer 1995*), an additional disclosure requirement applies for certain categories of persons. This disclosure requirement applies among others to shareholders with a direct or indirect interest of 25% of more in the capital of a listed company, and their spouses, ascendants and descendants in direct line, and other persons with whom the shareholders conduct a common household. These shareholders are required to notify the STE of all transactions in securities pertaining to the company in which they hold an interest of 25% or more. If the shareholder with an interest of 25% or more is a company, this obligation extends to the members of the company's Board of Directors and Board of Supervisory Directors.

The Company has to inform the *Conseil des Marchés Financiers* ("**CMF**"), the CNMV and the Spanish Stock Exchanges of any disclosure of holdings exceeding the above-mentioned thresholds that it receives, and publish notice of the disclosure in a German national financial newspaper.

The Articles of Association also require that any person acquiring directly or indirectly or with others with whom it is acting in concert (as defined in the WMZ) more than one tenth of the issued share capital or voting rights of the Company must notify the Company of its intentions (i) to buy or sell shares of the Company in the following 12 months; (ii) to continue or to stop acquiring shares or voting rights of the Company; (iii) to acquire control of the Company; or (iv) to seek to designate a member of the Board of Directors of the Company. The Company will provide the CMF with the information received in this context.

The CMF has indicated that it will publish a notice concerning any communication so transmitted. The CNMV will publish all such notifications received.

Failure to comply with the legal obligation of the notification of the change in range of thresholds resulting from the WMZ is a criminal offense under the law of The Netherlands and can give rise to criminal penalties as well as civil law penalties, including the suspension of voting rights.

3.1.12 Mandatory Tender Offers

Pursuant to Article 15 of the Articles of Association, in the event that a direct or indirect acquisition of shares in the Company results in a person acting alone or in concert (as defined in the WMZ) holding shares or voting rights where the control over the number of shares or votes reaches or exceeds 33 and ⅓% of the issued share capital of the Company then such person(s) is (are) required to make an unconditional public offer to all shareholders to acquire all of their shares or to procure that such an offer is made. Such offer must comply with all of the applicable regulatory or other legal requirements in each jurisdiction in which the Company's shares are listed.

Pursuant to Article 16 of the Articles of Association, in the event of a failure to launch such an offer (or if the offer does not satisfy the relevant legal or regulatory requirements in each of the jurisdictions where the Company's shares are listed) within two months after notification to the Company of shareholdings reaching or exceeding 33 and 1/3% or failing such notification, within a period of fifteen days of receipt of notice from the Board of Directors confirming the obligation to make the public offer, then any person(s) who is (are) required to make the offer shall within the period specified by the notice sent by the Board of Directors exchange for depository receipts to be issued by the *Stichting Administratiekantoor EADS* (the "**Foundation**"), such percentage of shares they hold over and above the 33 1/3% of the shares issued by the Company (the "**Excess Percentage**"). From the date specified in the notice sent by the Board of Directors, the right to attend meetings, to vote and to receive dividends shall be suspended in respect of the Excess Percentage. If, within a period of fourteen days from a further notice from the Board of Directors, the person required to exchange his shares representing his Excess Percentage for depository receipts still has not done so, then the Company is irrevocably authorized to exchange such shares for depository receipts issued by the Foundation. The constitutive documents of the Foundation provide that the Foundation shall not have the right to attend meetings of shareholders of the Company as a shareholder to speak at such meetings and to exercise the voting rights attached to the shares it holds, except if, in the view of the Board of Directors of the Foundation (comprising the two independent Directors and one of the two Chief Executive Officers of EADS), such action is required for the performance of the mandatory offer provisions in the Articles of Association.

The obligation to make a public offer does not apply in the following situations:

(i) to a transfer of shares to the Company itself or to the Foundation;

(ii) to a securities custody, clearing or settlement institution acting in that capacity, provided that the provisions of Article 16 of the Articles of Association described above shall be applicable where shares are held for persons acting in breach of the provisions of Articles 15 and 16 of the Articles of Association described above;

(iii) to a transfer of shares by the Company or to an issue of shares by the Company on a merger or on an acquisition by the Company of another company or business;

(iv) to a transfer of shares from one party to another party who is a party to an agreement as envisaged in the WMZ to define "concert-parties" where the agreement is entered into before 31 December 2000 (as amended, supplemented or replaced by a new agreement by the admission of one or more new parties or the exclusion of one or more parties) except that this exemption will not apply to a new party that individually or with its subsidiaries and/or group companies holds at least 33 1/3% of the control over shares or votes in the Company; this exemption is intended to exclude the parties to the Participation Agreement (see 3.3.2 below) (as amended, supplemented or replaced by a new agreement by the admission of one or more new parties or the exclusion of one or more parties) from the obligation to make the mandatory offer in the event of a transfer of shares between themselves;

(v) to a transfer by a shareholder to a subsidiary in which it holds more than 50% or by a shareholder to a company which holds more than 50% in such transferring shareholder.

Spanish securities legislation sets forth specific provisions which are applicable in the event an investor acquires directly or indirectly certain percentages of the share capital of a company listed on a Spanish Stock Exchange, because they are deemed to be significant. These provisions, set forth in article 1 of the Royal Decree 1197/1991, of July 26, regarding Takeover Bids, provide that said investor will have to offer to acquire the following percentages: if the investor acquires 25% (of the shares, or other securities such as subscription rights, convertible debentures, warrants, or any other similar securities that may directly or indirectly entitle such investor to subscribe or acquire shares) or, if the investor already holds between 25% and 50%, and intends to purchase an additional 6% within the following 12 months, the offer must be for at least 10%; and (ii) for at least 75% in case the investor reaches or exceeds the threshold of 50%. Given the different thresholds set forth in article 1 of the Royal Decree 1197/1991 and in article 15 of the Articles of Association of EADS (which in short requires, in principle, that a tender offer for 100% of the share capital be launched in the event a shareholder controls (alone, or in concert with other shareholders) directly or indirectly a number of shares or voting rights exceeding 33 1/3% of the share capital of EADS, as described above), Sociedad Estatal de Participaciones Industriales ("**SEPI**"), a minority shareholder of EADS, taking the stand that the Royal Decree 1197/1991 is not applicable to EADS, as a Dutch company listed in three different countries (Spain, France and Germany) and the Articles of Association of which duly provide that a tender offer must be launched whenever control of 33⅓% of the share capital is taken, has, on behalf of EADS, consulted on this issue with the Spanish Securities Exchange Commission, which has confirmed in writing that "the event posed does not fall within those contemplated in the aforementioned Royal Decree 1197/1991" and, therefore, said Royal Decree 1197/1991 is not applicable to EADS.

In addition, the CNMV, responding to a request from certain shareholders of EADS, stated in a letter dated June 19, 2000 that the Royal Decree 1197/91 dated 26 July 1991 relating to takeover bids does not apply to transfers of shares between parties in the EADS shareholders agreement, provided such transfers are made within the framework of the shareholders agreement and that such agreement remains in force.

3.2 General Description of the Share Capital

3.2.1 Modification of Share Capital or Rights Attaching to the Shares

Unless such right is limited or eliminated by the general meeting of shareholders as described below, holders of shares have a pre-emptive right to subscribe for any newly issued shares pro rata to the aggregate nominal value of shares held by them, except for shares issued for consideration other than cash and shares issued to employees of the Company or of a group company. For the contractual position as to pre-emption rights see paragraph 3.3.2.

The general meeting of shareholders has the power to issue shares. The general meeting of shareholders may also authorize the Board of Directors for a period of no more than five years, to issue shares and to determine the terms and conditions of share issuances.

The shareholders of EADS, at the general meeting of shareholders held on May 24, 2000 authorized the Board of Directors to issue shares up to the Company's authorized capital from time to time and to grant rights to subscribe for shares for a period up to and including the date of the annual general meeting of shareholders in 2001, and also in the case where the subscription rights may be exercised thereafter, and to determine the terms and conditions of the share issuances.

A resolution will be submitted to the shareholders' general meeting of EADS called for May 10, 2001 in order to authorize the Board of Directors to issue shares up to 2% of the Company's authorized capital from time to time and to grant rights to subscribe for shares for a period up to and including the date of the annual general meeting of shareholders in 2003, and also in the case where the subscription rights may be exercised thereafter, and to determine the terms and conditions of the share issuances.

The general meeting of shareholders also has the power to limit or to exclude pre-emption rights in connection with new issues of shares, and may authorize the Board of Directors for a period of no more than five years, to limit or to exclude pre-emption rights. All resolutions in this context must be approved by a two-thirds majority of the votes cast during the general meeting of shareholders in the case where less than half of the capital issued is present or represented at said meeting.

The general meeting of shareholders of EADS held on May 24, 2000 authorized the Board of Directors to waive or limit the pre-emption rights for the period ending on the date of the annual general meeting of shareholders in 2001.

A resolution will be submitted to the shareholders' general meeting of EADS called for May 10, 2001 in order to authorize the Board of Directors to waive or limit the pre-emption rights for the period ending on the date of the annual general meeting of shareholders in 2003.

The general meeting of shareholders may reduce the issued share capital by cancellation of shares or by reducing the nominal value of the shares by means of an amendment to the Articles of Association, the latter requiring the approval of at least two-thirds of the votes cast at the general meeting.

3.2.2 Issued Share Capital

At the date of this document the Company's issued share capital is EUR 807,157,667 comprising 807,157,667 shares of a nominal value EUR 1 each.

3.2.3 Authorized Share Capital

At the date of this document the authorized share capital of the Company is EUR 3,000,000,000 comprising 3,000,000,000 shares of EUR 1 each.

3.2.4 Securities Granting Access to the Company's Capital

Except for stock options granted for the subscription for EADS shares (see 6.3.3), there are no securities that give access, immediately or over time, to the share capital of EADS.

3.2.5 Changes in the Issued Share Capital Since Incorporation of the Company

Date	Nature of Transaction	Nominal value per share	Number of shares issued	Premium[(2)]	Total number of issued shares after transaction	Total issued capital after transaction
December 29, 1998	Incorporation	NLG 1,000	100	—	100	NLG 100,000
April 3, 2000	Conversion into euros	EUR 1	50,000	—	50,000	EUR 50,000
July 8, 2000	Issue of shares in exchange for contributions by Aerospatiale Matra, Dasa AG and SEPI	EUR 1	715,003,828	EUR 1,511,477,044	715,053,828	EUR 715,053,828
July 13, 2000	Issue of shares for the purpose of the initial public offering and listing of the Company	EUR 1	80,334,580	EUR 1,365,687,860	795,388,408	EUR 795,388,408
September 21, 2000	Issue of shares for the purpose of the employee offering carried out in the context of the initial public offering and listing of the Company	EUR 1	11,769,259	EUR 168,300,403	807,157,667	EUR 807,157,667

3.3 Shareholdings and Voting Rights

3.3.1 Shareholding Structure

EADS has combined the activities of Aerospatiale Matra ("**Aerospatiale Matra**" or "**ASM**"), DaimlerChrysler Aerospace AG ("**Dasa AG**") (with the exception of certain assets and liabilities) ("**Dasa**") and Construcciones Aeronauticas SA ("**CASA**") pursuant to a series of transactions completed in July 2000.

In this document, the term "Completion" relates to the July 2000 completion of the contributions made by Aerospatiale Matra, Dasa AG and SEPI to EADS to combine such activities into EADS.

The term "Indirect EADS Shares" relates to EADS shares held by DaimlerChrysler AG ("**DaimlerChrysler**"), SEPI and Société de Gestion de l'Aéronautique, de la Défense et de l'Espace ("**SOGEADE**"), for which EADS Participations B.V. exercises all the attached voting rights, as well as, for Istroise de Participations, Lagardère SCA ("**Lagardère**") and Société de Gestion de Participations Aéronautiques ("**SOGEPA**"), or the companies of their group, the number of EADS shares held indirectly via SOGEADE, reflecting by transparency, their respective interest in SOGEADE.

Unless the context requires otherwise, the shareholdings of Dasa AG in EADS are referred to in this document as shareholdings of DaimlerChrysler, and the rights and obligations of Dasa AG pursuant to the agreements described herein are referred to as rights and obligations of DaimlerChrysler.

As of the date of this document, 30.29% of the EADS shares are held by Dasa AG, which is a wholly owned subsidiary of DaimlerChrysler Luft- und Raumfahrt Holding AG ("**DCLRH**"), a 93.83% subsidiary of DaimlerChrysler. SOGEADE, a French partnership limited by shares (*société en commandite par actions*) whose share capital is held 50% by SOGEPA (a French state holding company) and 50% by Désirade (a French *société par actions simplifiée* whose share capital is held 74% by Lagardère and 26% by Istroise de Participations (the "**French Financial Institutions**"), which is a company jointly owned by BNP PARIBAS and AXA), owns 30.29% of the EADS shares. Thus, 60.58% of the share capital of EADS is held in equal proportions by DaimlerChrysler and SOGEADE who jointly control EADS through a Dutch law contractual partnership (the "**Contractual Partnership**"). SEPI (a Spanish state holding company), being a party to the Contractual Partnership, holds 5.53% of the share capital of EADS. The public (including EADS employees) holds directly 30.80% of the share capital of EADS. DaimlerChrysler and the République Française (the "**French State**") hold directly respectively 2.75% and 0.34% of such share capital, such shareholdings being subject to certain specific provisions.

(2) The costs (net of taxes) related to the initial public offering of the shares of the Company in July 2000 have been offset against share premium for an amount of EUR 55,849,772.

The diagram below shows the current ownership structure of EADS before exercise of any stock options granted for the subscription for EADS shares (see below paragraph 6.3.3).



French State
SOGEPA
Lagardere
BNP-Paribas and Axa(*****)
SEPI
DaimlerChrysler
74%
Désirade
26%
DCLRH(****)
50%
50%
SOGEADE
Dasa AG
30.29%
5.53%
30.29%
Contractual Partnership (managed by EADS Participations B.V.)
66.11%(*)
2.75%(**)
0.34%(**)(***)
EADS
30.80%
Public

(*) EADS Participations B.V. exercises the voting rights attaching to these EADS shares pledged by SOGEADE, DaimlerChrysler and SEPI who retain title to their respective shares.

(**) The French State and DaimlerChrysler exercise the voting rights attaching to these EADS shares (in the case of the French State such shares being placed with the *Caisse des dépôts et consignations*) in the same way that EADS Participations B.V. exercises the voting rights pooled in the Contractual Partnership.

(***) Shares to be distributed without payment of consideration by the French State to certain former shareholders of Aerospatiale Matra as a result of the privatization of Aerospatiale Matra in June 1999.

(****) DCLHRH is 93.83% held by DaimlerChrysler; almost all the balance is held by the City of Hamburg.

(*****) Acting through a jointly organized company, Istroise de Participations.

Note: The percentages shown in the above chart take into account the sales of EADS shares by the French State and Lagardère in January 2001 representing 0.93% and 2.07% respectively of the share capital of EADS (see paragraph 3.3.4 below).

3.3.2 Relationships with Principal Shareholders

The principal agreements governing the relationships between the founders of EADS are an agreement (the "**Participation Agreement**") entered into on Completion between DaimlerChrysler, Dasa AG, Lagardère, SOGEPA, SOGEADE and SEPI, and a Dutch law Contractual Partnership agreement entered into on Completion between SOGEADE, Dasa AG, SEPI and EADS Participations B.V. (the "**Contractual Partnership Agreement**"), which repeats certain terms of the Participation Agreement and a certain number of other agreements (notably, a shareholder agreement (the "**SOGEADE Shareholders' Agreement**") entered into on Completion between SOGEPA and Lagardère and an agreement between the French State, DaimlerChrysler and DCLRH). EADS Participations B.V. is a Dutch private company with limited liability (*besloten vennootschap met beperkte aansprakelijkheid*) and is the managing partner of the Contractual Partnership. The Indirect EADS Shares held by DaimlerChrysler, SOGEADE and SEPI have been pledged to EADS Participations B.V., which has been granted the exclusive power to exercise the voting rights attaching to the pledged shares (including the right to attend and speak at shareholders' meetings) in accordance with the Contractual Partnership Agreement.

The agreements above contain, among other things, provisions relating to the following matters:

— the composition of the Boards of Directors of EADS, EADS Participations B.V. and SOGEADE Gérance (*gérant commandité of SOGEADE*);

— restrictions on the transfer of EADS shares and SOGEADE shares;

— pre-emptive and tag-along rights of DaimlerChrysler, SOGEADE, SOGEPA and Lagardère;

— defenses against hostile third parties;

— consequences of a change of control of DaimlerChrysler, SOGEADE, Lagardère, SOGEPA or SEPI;

— a put option granted by SOGEADE to DaimlerChrysler over its EADS shares in certain circumstances;

— specific rights of the French State in relation to certain strategic decisions, regarding among other issues, EADS ballistic missiles activity; and

— certain limitations on the extent of the French State's ownership of EADS.

One of the purposes of these provisions is to establish a stable group of controlling shareholders for a period of at least three years following the Completion.

Further details on the agreements among the principal shareholders of EADS are set forth below.

Organization of EADS Participations B.V.

The Board of EADS Participations B.V. has an equal number of Directors nominated by DaimlerChrysler and by SOGEADE, respectively (taking into account proposals made by Lagardère in respect of the SOGEADE-nominated Directors) and one Director nominated by SEPI. DaimlerChrysler and SOGEADE each nominate four Directors, unless otherwise agreed, and each nominate from among its nominated Directors a Chairman and a Chief Executive Officer. SEPI will — until the third anniversary of the Completion or the date on which SEPI ceases to hold any Indirect EADS Shares, whichever is earlier — nominate one Director to the board of EADS Participations B.V. for a term of appointment ending on or before the third anniversary of the Completion or the date on which SEPI ceases to hold any Indirect EADS Shares, whichever is earlier.

This structure gives DaimlerChrysler and SOGEADE equal nominating rights in respect of the majority of the Directors of the decision-making body of EADS Participations B.V. All decisions of EADS Participations B.V.'s Board of Directors shall require the vote in favor of at least six Directors, except for certain specified matters which require the prior unanimous approval of DaimlerChrysler and SOGEADE. Until the third anniversary of the Completion (or the date on which SEPI ceases to hold any Indirect EADS Shares, whichever is earlier), the SEPI-nominated Director will be able to block any decisions in the EADS Participations B.V. Board of Directors relating to any major change to the CASA Industrial Plan and/or its implementation (the "**CASA Matters**").

Transfer of EADS Shares

During the period commencing at Completion and ending on July 1, 2003 (the "**Standstill Period**"):

— DaimlerChrysler, SOGEADE, SEPI, Lagardère, SOGEPA and the French State shall not, in principle, purchase any EADS shares;

— DaimlerChrysler, Lagardère and the French Financial Institutions shall not sell any Indirect EADS Shares;

— SOGEPA and SEPI shall have the right (but not the obligation) to sell their Indirect EADS Shares on the market;

— SEPI shall also have the right to sell all or part of its Indirect EADS Shares by way of a block sale to a third party, subject to a pre-emption right in favor of DaimlerChrysler and SOGEADE in the respective proportions which the number of their Indirect EADS Shares bear to one another, unless the proposed sale is made to a Spanish private investor (other than a competitor of EADS, DaimlerChrysler or SOGEADE) and, where the proposed sale is to a competitor of EADS, DaimlerChrysler or SOGEADE, subject to the prior written consent of, respectively, DaimlerChrysler and SOGEADE, SOGEADE or DaimlerChrysler. It is the intention of SEPI (which has no obligation to do so) to sell its Indirect EADS Shares within the three years following the Completion. SEPI shall lose its main rights and liabilities under the Participation Agreement and the Contractual Partnership Agreement immediately upon ceasing to have any Indirect EADS Shares;

— the EADS shares held by DaimlerChrysler (other than its Indirect EADS Shares) may be sold on the market. However, any sale of such shares on the market during the Standstill Period will have to be coordinated with SOGEPA, the French State and SEPI if SOGEPA, the French State or SEPI proceed with the sale of EADS shares at the same period. In such case, SOGEPA, the French State or SEPI may request DaimlerChrysler to defer such sales if, in the reasonable opinion of SOGEPA, the French State or SEPI, they would have an adverse effect on the sales which SOGEPA, the French State and/or SEPI would make at that time.

After the Standstill Period, each of DaimlerChrysler, SOGEADE, SEPI, Lagardère and SOGEPA shall have the right to sell their EADS shares on the market, subject to the following conditions:

— if a party wishes to sell any EADS shares, it shall first sell its shares other than its Indirect EADS Shares before exercising its right to sell its Indirect EADS Shares in accordance with the provisions set out below;

— on the sale of Indirect EADS Shares, DaimlerChrysler (in the case of a sale by SOGEADE), SOGEADE (in the case of a sale by DaimlerChrysler) or SOGEADE and DaimlerChrysler (in the case of a sale by SEPI) may either exercise a pre-emption right or sell their Indirect EADS Shares on the market in the same proportions as the respective Indirect EADS Shares of the relevant parties bear to each other;

— any transfer of Indirect EADS Shares by either SOGEPA or Lagardère is subject to a pre-emption right in favor of Lagardère or SOGEPA, as the case may be. In the event that such pre-emption right is not exercised, the Indirect EADS Shares may be sold (a) to an identified third party subject to Lagardère's or SOGEPA's consent (as the case may be) and also to DaimlerChrysler's consent and (b) if such consent is not obtained, the Indirect EADS Shares may be sold on the market, subject to DaimlerChrysler's pre-emption right referred to above;

— each of Lagardère and SOGEPA shall have a proportional right to tag-along on a sale of their Indirect EADS Shares;

— the pre-emption and tag-along rights of Lagardère and SOGEPA referred to above do not apply to a transfer of EADS shares directly held by one of them.

The Indirect EADS Shares held by the French Financial Institutions will be transferred to Lagardère in July 2003.

Any sale on the market of EADS shares in accordance with the Participation Agreement shall be conducted in an orderly manner so as to ensure the least possible disruption to the market of EADS shares. To this effect, the parties shall consult with each other before any such sale.

Control of EADS

In the event that a third party to which DaimlerChrysler or SOGEADE objects (a "**Hostile Third Party**") has a direct or indirect interest in EADS shares equal to 12.5% or more of the number of such EADS shares the voting rights of which are pooled through the Contractual Partnership (a "**Qualifying Interest**"), then, unless a Hostile Offer (as defined below) has been made by the Hostile Third Party or until such time as DaimlerChrysler and SOGEADE agree that the Hostile Third Party should no longer be considered a Hostile Third Party or the Hostile Third Party no longer holds a Qualifying Interest, the parties to the Participation Agreement shall exercise all means of control and influence in relation to EADS to avoid such Hostile Third Party increasing its rights or powers in relation to EADS.

During the Standstill Period, the parties to the Participation Agreement may not accept an offer (whether by way of tender offer or otherwise) by a Hostile Third Party which is not acceptable to either DaimlerChrysler or SOGEADE (a "**Hostile Offer**"). After the Standstill Period, Hostile Offers may be accepted subject to provisions requiring, inter alia, the party wishing to accept, to first offer its EADS shares to DaimlerChrysler and/or SOGEADE, in which case DaimlerChrysler and/or SOGEADE may exercise their pre-emption right in respect of all or some only of the EADS shares held by the party wishing to accept the Hostile Offer.

After the Standstill Period, any sale of EADS shares, other than the EADS Indirect Shares, by DaimlerChrysler, SOGEADE or Lagardère, at a time when a Hostile Third Party is a shareholder and purchaser of EADS shares on the market, shall be subject to the pre-emption right of SOGEADE, DaimlerChrysler and SOGEPA respectively. In the case of a sale by Lagardère, if SOGEPA does not exercise its right of pre-emption, DaimlerChrysler shall in turn have a pre-emption right.

Dissolution of Contractual Partnership and EADS Participations B.V.

The Contractual Partnership and EADS Participations B.V. will be dissolved and wound up upon the occurrence of certain events (each, a "**Termination Event**") including:

(i) if the proportion which the Indirect EADS Shares of either DaimlerChrysler or SOGEADE bears to the total number of EADS shares is less than 10%, unless the difference between the holdings of DaimlerChrysler and SOGEADE (calculated as a percentage by reference to the number of Indirect EADS Shares held by of each of them as against the total number of the EADS shares) is 5% or less in which case the dissolution and winding up shall only occur if the proportion which the Indirect EADS Shares of DaimlerChrysler or SOGEADE bears to the total number of EADS shares is 5% or less; or

(ii) if, on a change of control of either Lagardère, SOGEPA, SOGEADE or DaimlerChrysler, no notice of an offer by a third party to purchase the SOGEADE shares or the Indirect EADS Shares held by the party undergoing the change of control (the "**Changed Party**") (which offer the Changed Party wishes to accept) has been served in accordance with the Participation Agreement (see below "Change of Control") within 12 months of the date of the change of control occurring (the absence of notice of an offer by a third party to purchase the Indirect EADS Shares held by SEPI upon a change of control of SEPI does not trigger a dissolution of the Contractual Partnership or EADS Participations B.V. but shall cause SEPI to lose its main rights or liabilities under the Participation Agreement or the Contractual Partnership Agreement).

On the occurrence of a Termination Event, EADS Participations B.V. is prohibited from conducting further business except as is necessary to its liquidation or the liquidation of the Contractual Partnership.

Change of Control

The Participation Agreement provides, inter alia, that if (a) Lagardère or SOGEPA undergoes a change of control and DaimlerChrysler so elects or (b) SOGEADE undergoes a change of control and DaimlerChrysler so elects or (c) DaimlerChrysler undergoes a change of control and SOGEADE so elects or (d) SEPI undergoes a change of control and SOGEADE or DaimlerChrysler so elect then:

(i) the party undergoing the change of control shall use its reasonable efforts to procure the sale of its SOGEADE interest (if the party undergoing the change of control is Lagardère or SOGEPA) or of its Indirect EADS Shares (if the party undergoing the change of control is DaimlerChrysler, SOGEADE or SEPI) to a third party purchaser on bona fide arm's length terms. When the party subject to the change of control is Lagardère or SOGEPA, the third party purchaser shall be nominated with DaimlerChrysler's consent, not to be unreasonably withheld; and

(ii) in the event that a third party offers to purchase the SOGEADE interest held by Lagardère or SOGEPA or the Indirect EADS Shares held by DaimlerChrysler, SOGEADE or SEPI as the case may be, is received and the party undergoing the change of control wishes to accept that offer, such offer shall immediately be notified to (a) DaimlerChrysler in the case of a change of control occurring to Lagardère or SOGEPA, (b) SOGEADE in the case of the change of control occurring to DaimlerChrysler, (c) DaimlerChrysler in the case of the change of control occurring to SOGEADE, or (d) DaimlerChrysler or SOGEADE in the case of the change of control occurring to SEPI (the party notified under (a), (b), (c) or (d) being the "**Non-Changed Party**"). The Non-Changed Party shall have a first right to purchase the SOGEADE interest or the Indirect EADS shares being offered for sale at the price being offered by the third party. In relation to (d), if DaimlerChrysler and SOGEADE have both elected that SEPI procure a third party purchaser, then they shall each have the right to acquire SEPI's Indirect EADS Shares in the respective proportions which the number of their EADS shares bear to one another at that time. In the event that the Non-Changed Party does not give notice of its intention to purchase the SOGEADE interest or the Indirect EADS Shares within 30 days of the offer being made, then the Changed Party is obliged to sell such SOGEADE interest or Indirect EADS Shares to the third party on the terms of the third party's original offer.

The third party purchaser may not be a competitor of EADS, SOGEADE or DaimlerChrysler (as the case may be) nor a member of the group which has taken control of the Changed Party.

Events of Default Other Than Change of Control

The Participation Agreement provides for certain actions following events of default (other than a change of control) (i.e., insolvency-related or a material breach of the Participation Agreement). In particular, if such an event of default occurs in relation to DaimlerChrysler, SOGEADE or SEPI, the non-defaulting party (respectively SOGEADE, DaimlerChrysler and SOGEADE and DaimlerChrysler acting together) has a call option over the defaulting party's EADS shares and interest in EADS Participations B.V. If such an event of default occurs in relation to Lagardère or SOGEPA, such party is obliged to use its best efforts to sell its interest in the capital of SOGEADE on bona fide arm's length terms to a third party purchaser (who must not be a competitor of EADS or DaimlerChrysler). In the case of a sale by Lagardère, the third party purchaser must be nominated by SOGEPA with DaimlerChrysler's consent (which may not be unreasonably withheld). In the case of such a sale by SOGEPA, DaimlerChrysler must consent to the sale (again, such consent may not be unreasonably withheld).

Specific Rights and Undertakings of the French State

The French State, not being a party to the Participation Agreement, entered into a separate agreement, governed by French law, with DaimlerChrysler and DCLRH on October 14, 1999 (as amended) pursuant to which:

- the French State undertakes to hold an interest of no more than 15% of the entire issued share capital of EADS through SOGEPA, SOGEADE and EADS Participations B.V.;
- the French State undertakes that neither it nor any of its undertakings will hold any EADS shares directly;

in each case disregarding (i) those EADS shares to be freely distributed by the French State to certain former shareholders of Aerospatiale Matra as a result of its privatization in June 1999; (ii) those shares held by SOGEPA or the French State which may be sold or acquired pursuant to the Participation Agreement or the SOGEADE Shareholders' Agreement (see below); and (iii) those shares held for exclusively investment purposes.

Moreover, pursuant to an agreement entered into between EADS and the French State (the "**Ballistic Missiles Agreement**"), EADS has granted to the French State (a) a veto right and subsequently a call option on the ballistic missiles activity exercisable in the event that (i) a third party which is not affiliated to the DaimlerChrysler and/or Lagardère groups acquires, directly or indirectly, either alone or in concert, more than 10% or any multiple thereof of the share capital or voting rights of EADS or (ii) the sale of the ballistic missiles assets or of the shares of such companies carrying out such activity is considered after the termination of the SOGEADE Shareholders' Agreement and (b) a right to oppose the transfer of any such assets or shares during the duration of the SOGEADE Shareholders' Agreement.

Finally, in its role as a preferred strategic partner in Aerospatiale Matra and pursuant to an agreement dated February 15, 1999, with the French State, Lagardère had made certain undertakings to the French State in respect of the trading price of Aerospatiale Matra's shares on the Paris Stock Exchange as compared to the CAC 40 index for a period of two years. As a general matter, Lagardère had agreed to make a payment to the French State of up to FF 1.15 billion if the trading price of Aerospatiale Matra's shares underperformed the CAC 40 index by 8% or more during that period. If the trading price of Aerospatiale Matra's shares outperformed the CAC 40 index by 10% or more during that period, Lagardère would not be required to make any payment and its obligation would be terminated. If the trading price was between these two points a pro rata amount would be payable.

Pursuant to an agreement dated October 14, 1999, Lagardère and the French State have agreed that the undertakings of Lagardère described in the above paragraph would remain in force for the same period, the share price of EADS on the Paris Bourse being taken as a reference instead of the share price of Aerospatiale Matra.

SOGEADE

SOGEADE is a French partnership limited by shares (*société en commandite par actions*) the share capital of which is split between SOGEPA (50%) and Désirade, a French *société par actions simplifiée* (50%). The share capital of Désirade is itself held by Lagardère (74%) and the French Financial Institutions (26%). Lagardère and the French Financial Institutions hence own indirectly 37% and 13% respectively of SOGEADE. In July 2003, Lagardère will acquire the Désirade shares held by the French Financial Institutions.

The general partner (*associé commandité*) of SOGEADE, SOGEADE Gérance, is a French *société par actions simplifiée* which is the manager of SOGEADE.

SOGEADE Gérance's Board of Directors consists of eight Directors, four of them nominated by Lagardère and four by SOGEPA. Decisions of the SOGEADE Gérance Board shall be approved by a simple majority of directors except for the following matters which require the approval of a qualified majority of six of the eight Directors: (a) acquisitions or divestments of shares or assets the individual value of which exceeds EUR 500 million; (b) agreements establishing strategic alliances, or industrial or financial co-operation; (c) a capital increase of EADS of more than EUR 500 million to which no preferential right to subscribe for the shares is attached; (d) any decision to divest or create a security interest over the assets relating to prime contractor status, design, development and integration of ballistic missiles or the majority shareholdings in the companies Cilas, Sodern, Nuclétudes and the GIE Cosyde. The decisions contemplated under (d) above are also governed by the Ballistic Missiles Agreement (see above "Specific Rights and Undertakings of the French State").

When a vote of the SOGEADE Gérance board on such matters does not reach the qualified majority of six Directors by reason of any of the SOGEPA-nominated directors casting a negative vote, the SOGEADE-nominated directors on the board of EADS Participations B.V. are obliged to vote against the proposal. This means that the

French State as the owner of SOGEPA can veto any decisions on these matters within EADS Participations B.V. and in turn within EADS as long as the SOGEADE Shareholders' Agreement remains in existence.

The shareholding structure of SOGEADE shall reflect at all times the indirect interests of all the shareholders of SOGEADE in EADS.

In certain circumstances, in particular in the event of a change of control of Lagardère, Lagardère shall grant a call option over its SOGEADE shares to any non-public third party designated by SOGEPA and approved by DaimlerChrysler. This option may be exercised during the term of the SOGEADE Shareholders' Agreement on the basis of the market price for the EADS shares.

The SOGEADE Shareholders' Agreement shall terminate if Lagardère or SOGEPA ceases to hold at least 20% of the capital of SOGEADE, except that: (a) the provisions relating to the call option granted by Lagardère described above shall remain in force as long as the Participation Agreement is in force, (b) as long as SOGEPA holds at least one SOGEADE share, it will remain entitled to nominate a SOGEADE Gérance Director whose approval will be required in respect of any decision to divest or create a security interest over the assets relating to prime contractor status, design, development and integration of ballistic missiles activity or the majority shareholdings in the companies Cilas, Sodern, Nuclétudes and the GIE Cosyde; and (c) the SOGEADE Shareholders' Agreement will be terminated in the event of a dissolution of EADS Participations B.V. caused by DaimlerChrysler. In the latter case, the parties have undertaken to negotiate a new shareholders' agreement in the spirit of the shareholders' agreement between them dated 14 April 1999 relating to Aerospatiale Matra and having regard to their respective shareholdings in SOGEADE at the time of the dissolution of EADS Participations B.V.

Put Option

Under the Participation Agreement, SOGEADE grants a put option to DaimlerChrysler over its EADS shares which shall be exercisable by DaimlerChrysler, (i) in the event of a deadlock arising from the exercise by SOGEPA of its rights relating to certain strategic decisions (listed above under the description of SOGEADE) other than those relating to the ballistic missiles activity or (ii) after the Standstill Period, during certain periods provided that in both cases the French State still holds any direct or indirect interest in EADS shares. The put option may only be exercised in respect of all and not some only of DaimlerChrysler's EADS shares.

The exercise price of the option will be calculated on the basis of an average market price for EADS shares.

In the event that DaimlerChrysler exercises the put option granted to it by SOGEADE, SOGEADE will acquire the EADS shares from DaimlerChrysler. However, Lagardère has the right to require SOGEPA to substitute itself for SOGEADE in relation to the acquisition of DaimlerChrysler's EADS shares following the exercise by DaimlerChrysler of the put option. Such substitution right has been accepted by DaimlerChrysler. In the event that Lagardère does not exercise such substitution right, Lagardère and the French Financial Institutions would have to provide their pro rata part of the financing necessary for such acquisition. If the French Financial Institutions fail to provide their pro rata part in the financing, Lagardère would substitute either itself or any first rank financial institution for the French Financial Institutions. SOGEPA undertakes to provide its pro rata part of the financing corresponding to its rights in SOGEADE. Should Lagardère decide not to take part in the financing, (a) SOGEPA undertakes to substitute itself for SOGEADE to buy the shares sold by DaimlerChrysler as a result of the exercise of its put option and SOGEPA or Lagardère may request the liquidation of SOGEADE and EADS Participations B.V. and the termination of the SOGEADE Shareholders' Agreement (notwithstanding the termination provisions of the SOGEADE Shareholders' Agreement described under the section "**SOGEADE**" above). In that case, Lagardère could freely sell its EADS shares on the market or in a block sale to a third party.

Pledge over EADS Shares Granted to EADS Participations B.V.

Upon Completion and in order to secure their undertakings under the Contractual Partnership Agreement and the Participation Agreement, SOGEADE, DaimlerChrysler and SEPI granted a pledge over their respective Indirect EADS Shares to EADS Participations B.V. for the benefit of EADS Participations B.V. and the other parties to the Contractual Partnership Agreement.

Contributions to EADS — Specific Undertakings of EADS

EADS has agreed not to dispose of the shares contributed to it by Aerospatiale Matra, Dasa AG and SEPI for a period of 7 years. The contribution agreements entered into between EADS on the one hand and Aerospatiale Matra, Dasa AG and SEPI on the other hand, provide that EADS may, if it determines that this is desirable, dispose of such shares provided that EADS shall, on demand, indemnify Lagardère and SOGEPA (in the case of a sale of shares contributed by Aerospatiale Matra), Dasa AG or SEPI, as the case may be, for all tax disadvantages (tax actually paid or borne by them as well as any consumption of loss-carry-forward potential) they suffer as a result of the loss of the tax benefit triggered by the disposal of the shares by EADS. Such obligation to indemnify shall cease after 7 years from the date of contribution. In the event that the indemnification would be made to all three of Lagardère, SOGEPA and Dasa AG, the Board of Directors would decide on the amount of the indemnity on the basis of a report made and presented by the two independent Directors of EADS. The amount and the conditions of this indemnification will be reported to the general meeting of shareholders.

Lagardère Group Services

At the time of the combination of Aerospatiale and Matra Hautes Technologies, it was agreed that the direct and indirect subsidiaries of Matra Hautes Technologies that were contributed to Aerospatiale, would continue to receive from Matra Hachette Général, a wholly owned subsidiary of Lagardère, certain administrative services under conditions identical to the conditions previously existing — in consideration for a fixed management fee (generally expressed as a percentage of turnover).

These agreements, which must remain in force until December 31, 2003, have continued as agreed, and a portion of the fees paid to the Lagardère group have continued to be paid to Aerospatiale Matra in consideration for the transfer to Aerospatiale Matra of a certain number of employees (and related expenses) of the Lagardère group who perform these services.

As a result of the restructurings which were carried out in the context of the combination of Aerospatiale Matra, Dasa and CASA into EADS, Matra Hautes Technologies (which name was changed to EADS France on Completion) has inherited, by way of subrogation according to law, all the rights and obligations resulting from the corresponding subcontracting agreement between the Lagardère group and Aerospatiale Matra.

DADC

EADS Deutschland GmbH holds 75% of the shares in DADC Luft- und Raumfahrt Beteiligungs AG ("**DADC**") (the other 25% being held by DCLRH). The share capital of Dornier GmbH is held as to 58.42% by DADC and as to 41.58% by the Dornier family. In shareholders' meetings DADC is entitled to more than 87.5% and the Dornier family to less than 12.5% of the voting rights in Dornier GmbH. DADC and Dornier GmbH have entered into a control and profit and loss transfer agreement.

A considerable number of shareholders' resolutions in Dornier GmbH require a majority of 100% of the votes cast in the shareholders' meeting notably resolutions to dissolve the company, alterations of the articles of association if they terminate, limit or have an impact on the rights of the minority shareholders, reduction of share capital, mergers (unless Dornier GmbH is the surviving entity), the transfer of holdings in other enterprises or the transfer of whole areas of enterprise activities with the exception of transfers of assets in return for shares or as a contribution in kind or to a company associated with DaimlerChrysler, which is assumed to be the case if DaimlerChrysler controls at least 20% of its share capital. The same requirement applies with regard to all transfers of shares of Dornier GmbH held by the DaimlerChrysler group (including associated enterprises) subject to certain exceptions including the transfer to other DaimlerChrysler group companies (including associated enterprises). Furthermore, the Dornier family receives a guaranteed dividend from Dornier GmbH of (depending on the nature of the shares) 8.7% or 15% of the nominal amount of their shares plus any corporation tax credits. The guaranteed dividend is indexed. DaimlerChrysler has guaranteed the payment of the minimum dividend to the Dornier family shareholders. In the case of the profit and loss transfer agreement, which presently exists between DADC and Dornier GmbH, the Dornier family shareholders are entitled to receive payments corresponding at least to the amount which they would be entitled to in the absence of such profit and loss transfer agreement. Internally DADC has assumed this obligation.

On November 30, 1988 DaimlerChrysler and the Dornier family entered into a separate agreement to strengthen the rights of DaimlerChrysler and, simultaneously, to protect the economic interests of the minority shareholders. The latter can, in particular, demand that their shares in Dornier GmbH be bought (i) for cash consideration or (ii) in exchange for DaimlerChrysler shares or (iii) in exchange for shares in a company in which, or under which, DaimlerChrysler concentrates its aerospace activities by DaimlerChrysler or another company associated with DaimlerChrysler and nominated by DaimlerChrysler. On March 29, 2000 DaimlerChrysler, DCLRH, DADC, EADS Deutschland GmbH and Dasa AG entered into an agreement according to which DaimlerChrysler has the right to demand from DADC to buy the shares so offered by the Dornier family shareholders. DaimlerChrysler shall reimburse DADC for any amount to be paid being above the fair market value of the shares. Moreover, DADC will assume certain other rights and obligations relating to the protection of the interests of the Dornier family.

Under the terms of the business combination agreements entered into in the context of the creation of EADS, DCLRH has undertaken to indemnify Lagardère (for itself and on behalf of each member of the Lagardère group) and SEPI and shall keep them indemnified, against (save in respect of any consequential loss not foreseeable by DCLRH (or any member of the DaimlerChrysler group)) all or any costs, claims, demands, expenses, losses or liabilities that they (or any of them) may suffer or incur from the date of the business combination agreements entered into in the context of the creation of EADS as a result of all or any of the shareholders of Dornier GmbH other than a member of the Dasa group obtaining or seeking to obtain any rights or remedies against Lagardère (or any member of the Lagardère group), SEPI, the Contractual Partnership, EADS Participation B.V., Dasa AG, EADS or any entity contributed by or on behalf of DaimlerChrysler which is to become a member of the EADS group or any member of the Dasa AG group. This indemnity shall also extend to EADS to the extent such protection is not provided for in the transfer of the Dasa business to EADS.

3.3.3 Form of Shares

The shares of EADS are in registered form. The Board of Directors may decide in respect of all or certain shares, on shares in bearer form.

Shares shall be registered in the shareholders register without the issue of a share certificate or, should the Board of Directors so decide, in respect of all or certain shares, with the issue of a certificate. Share certificates shall be issued in such form as the Board of Directors may determine. Registered shares shall be numbered in the manner to be determined by the Board of Directors.

3.3.4 Changes in the Shareholding of the Company Since its Incorporation

The Company was founded with an authorized share capital of NLG 500,000 divided into 500 shares each having a nominal value of NLG 1,000, of which 100 were issued to Aerospatiale Matra on December 29, 1998. These shares were transferred to Dasa AG by way of notarized transfer certificate on December 28, 1999.

The changes in the shareholding of the Company since its initial public offering and listing are as follows (for a description of the changes in the issued share capital of the Company since its incorporation, see 3.2.5 above):

Since July 2000, 2,047,811 EADS shares (representing 0.25% of the share capital of EADS) have been distributed without payment of consideration by the French State to certain former shareholders of Aerospatiale Matra as a result of its privatization in June 1999.

In addition, in January 2001, the French State and Lagardère sold on the market all of their EADS shares (respectively 7,500,000 and 16,709,333 EADS shares representing 0.93% and 2.07% of the share capital of EADS) other than their Indirect EADS Shares (and, in the case of the French State, other than the EADS shares to be distributed to former shareholders of Aerospatiale Matra — see paragraph 3.3.2 "Specific Rights and Undertakings of the French State") that they held as a result of the non-exercise of the over-allotment option granted to the underwriters in the context of the initial public offering carried out by the Company for the purpose of its listing in July 2000 (including, in the case of Lagardère, those shares other than its Indirect EADS Shares purchased from the French Financial Institutions at the end of the exercise period of the over-allotment option).

As of the date of this document, and before exercise of any stock options granted for the subscription of EADS shares (see below paragraph 6.3.3), the issued shares and voting rights of the Company are held as indicated in the table below:

Shareholders	Number of shares and voting rights	% of capital and voting rights
Dasa AG	244,447,704	30.29%
SOGEADE	244,447,704	30.29%
SEPI	44,690,871	5.53%
Sub-total Contractual Partnership	*533,586,279*	*66.11%*
Dasa AG	22,227,478	2.75%
French State	2,748,681(*)	0.34%
Public	248,595,229	30.80%(**)
TOTAL	807,157,667	100.00%

(*) Shares to be distributed without payment of consideration by the French State to certain former shareholders of Aerospatiale Matra as a result of its privatization in June 1999, the next distribution being planned for end of July 2002.

(**) Of which approximately 2.62% held by EADS employees.

The current shareholding structure of the Company is as shown in the diagram in paragraph 3.3.1 above.

3.3.5 Persons Exercising Control over the Company

See 3.3.1 and 3.3.2 above.

3.3.6 Simplified Group Structure Chart

The following chart shows the main business units of EADS as of December 31, 2000.

EADS SIMPLIFIED GROUP STRUCTURE CHART AS OF DECEMBER 31, 2000

EUROPEAN AERONAUTIC DEFENCE AND SPACE COMPANY EADS N.V. (EADS)

Airbus	Military Transport Aircraft	Aeronautics	Space	Defence and Civil Systems	
EADS Airbus (100%)	EADS CASA (Military Transport Aircraft Division)	EADS ATR (100%)	Astrium (66.1%)	Aeropatiale Matra Missiles (100%)	Dassault Aviation (45.8%)
EADS Airbus SA (100%)	Airbus Military Company (56.4%)	GIE ATR (50%)	EADS CASA (Space Division)	Dornier (43.8%)	
EADS Airbus GmbH (100%)		EADS CASA (Military Aircraft Division)	EADS Launch Vehicles (100%)	EDSN (55%)	
EADS CASA (Airbus Division)		EADS Deutschland MilitaryAircraft (Business Unit)	Arianespace Participation (22.9%)	LFK (74.3%)	
GIE Airbus Industrie (80%)		EFW (100%)		MBD (50%)	
		Eurocopter (100%)		Matra Nortel Communications (45%)	
		EADS Socata (100%)		Nortel Networks Germany (19.5%)	
		EADS Sogerma (100%)			
		Eurofighter (46%)			

The percentages indicated in the chart above represent the direct and indirect holdings of EADS in the companies concerned, excluding percentages held by other shareholders.

3.3.7 Purchase by the Company of its Own Shares

3.3.7.1. Dutch Law

The Company may acquire its own shares, subject to certain provisions of the law of The Netherlands and the Articles of Association, if (i) the shareholders' equity less the payment required to make the acquisition does not fall below the sum of paid-up and called portion of the share capital and any reserves required by the law of The Netherlands and (ii) the Company and its subsidiaries would not thereafter hold or hold in pledge shares with an aggregate nominal value exceeding one-tenth of the Company's issued share capital. Share acquisitions may be effected by the Board of Directors only if the shareholders in general meeting have authorized the Board of Directors to effect such repurchases. Such authorization may apply for a maximum period of 18 months.

Shares held by the Company do not carry voting rights. Usufructuaries and pledgees of shares that are held by the Company are, however, not excluded from their voting rights in such cases where the right of usufruct or pledge was vested before the share was held by the Company.

A resolution will be submitted to the shareholders' general meeting of EADS called for May 10, 2001 in order to authorize the Board of Directors, for a period of 18 months from the date of such meeting, to repurchase shares of the Company within the limit of 5% of the Company's issued share capital, on the stock exchange or otherwise in return for payment, at a price between the nominal value of the shares and an amount equal to 110% of the price paid for the relevant shares on any stock exchange on the most recent day on which such stock exchange was open for trading before the day of the purchase by the Company.

3.3.7.2. French Regulations

As a result of its listing for trading on a regulated market in France, the Company is subject to the regulations summarized below.

Pursuant to *Règlement* No. 98-02 (as amended by *Règlement* No. 2000-06) of the COB, the purchase by a company of its own shares will, in principle, require the filing of a *note d'information* that has received the approval (or "*visa*") of the COB.

Under *Règlement* No. 90-04 (as amended by *Règlement* No. 2000-06) of the COB, as amended, a company may not trade in its own shares for the purpose of manipulating the market. *Règlement* No. 90-04 also defines the conditions for a company's trading in its own shares to be valid.

After making purchases of its own shares, a company is required to file monthly reports with the COB and the CMF that contain specified information about such purchases. The CMF makes this information publicly available.

3.3.7.3. German Regulations

As a foreign issuer, the Company is not subject to German rules on trading in its own shares, which only apply to German issuers.

3.3.7.4. Spanish Regulations

As a foreign issuer, the Company does not have to comply with the Spanish rules on trading in its own shares, which only apply to Spanish issuers.

However, according to the Conduct Rules under the Spanish Securities Act 24/1988 of July 28, 1988, the Company may not trade in its own shares for the purpose of manipulating the market.

3.4 Stock Exchange Information

The Company's issued share capital is divided into 807,157,667 shares currently listed under the symbol "EAD" on the Paris Stock Exchange, the Frankfurt Stock Exchange and the Spanish Stock Exchanges and included in the CAC 40 index.

The following tables set forth, for the periods indicated, the average daily trading volumes and the high and low prices of EADS shares on the Paris, Frankfurt and Spanish Stock Exchanges.

Paris Stock Exchange

	Average Daily Trading Volumes		Price per Share	
	(In Number of Shares)	(In Euros)	High	Low
2000				
July (from July 10)	1,867,132	33,852,340	19.19	17.40
August	1,122,760	16,720,659	18.05	16.05
September	1,450,496	27,194,736	20.10	17.06
October	2,473,084	53,858,091	24.10	18.88
November	1,528,876	36,849,972	25.20	22.47
December	1,451,176	31,442,138	24.29	20.12
2001				
January	1,814,305	41,928,642	24.03	21.90
February	1,418,597	33,569,314	23.59	21.10
March	1,827,056	36,739,404	23.56	18.20

Source: Bloomberg Database

Frankfurt Stock Exchange

	Average Daily Trading Volumes		Price per Share	
	(In Number of Shares)	(In Euros)	High	Low
2000				
July (from July 10)	626,322	7,894,564	19.00	17.20
August	99,869	1,719,102	18.30	16.00
September	127,007	2,263,544	20.02	17.05
October	96,199	1,913,280	24.05	19.00
November	50,024	1,181,077	25.90	22.50
December	34,036	750,563	24.30	20.06
2001				
January	28,340	628,383	23.90	21.80
February	25,982	587,948	23.52	21.21
March	25,374	561,360	23.50	18.50

Source: Bloomberg Database

Spanish Stock Exchanges

	Average Daily Trading Volumes		Price per Share	
	(In Number of Shares)	(In Euros)	High	Low
2000				
July (from July 10)	1,137,692	20,678,930	19.10	17.00
August	75,369	1,305,330	18.39	16.01
September	191,261	3,587,226	20.07	17.02
October	221,309	4,736,361	24.00	18.50
November	58,781	1,347,884	25.10	22.10
December	34,522	777,306	24.50	20.20
2001				
January	20,337	451,809	23.99	21.77
February	20,780	458,654	23.52	21.14
March	20,291	442,843	23.50	18.01

Source: Bloomberg Database

3.5 Dividends

3.5.1 Dividends Paid During the Last Five Years

EADS has not paid any dividends since its creation.

A resolution will be submitted to the shareholders' general meeting of EADS called for May 10, 2001 in order to approve the payment of a cash dividend in respect of the year 2000 for a gross amount of EUR 0.50 per share to be paid on June 27, 2001.

3.5.2 Dividend Policy of EADS

EADS' dividend policy will be established by the Company's Board of Directors and future payments of dividends, if any, are expected to depend in particular on EADS' results and its investment policy, as well as the dividend policies of European and international companies in the same sector. (See also paragraph 3.1.9 "Allocation and Distribution of Income"). No assurance may be given that dividends will be declared for the years 2001 onwards.

3.5.3 Unclaimed Dividends

Pursuant to article 31 of the Articles of Association, the claim for payment of a dividend or other distribution approved by the general meeting shall lapse five years after the day on which such claim becomes due and payable.

The claim for payment of interim dividends shall lapse five years after the day on which the claim for payment of the dividend against which the dividend could be distributed becomes due and payable.

3.5.4 Taxation

The statements below represent a broad analysis of the present Netherlands tax laws. The description is limited to the material tax implications for a holder of the Company's shares (the "**Shares**") who is not, or is not deemed to be, a resident of The Netherlands for Netherlands tax purposes (a "**Non-Resident Holder**"). The statements below do not address special rules that may apply to certain categories of holders of Shares and are not exhaustive. Certain categories of holders of the Company's shares may be subject to special rules which are not addressed below and which may be substantially different from the general rules described below. Investors who are in doubt as to their tax position in The Netherlands and in their state of residence should consult their professional advisors.

Withholding Tax on Dividends

In general, a dividend distributed by the Company in respect of Shares will be subject to a withholding tax imposed by The Netherlands at a statutory rate of 25%. Dividends include dividends in cash or in kind, deemed and constructive dividends, repayment of paid-in capital not recognized as capital for Netherlands dividend withholding tax purposes, and liquidation proceeds in excess of the average paid-in capital recognized as capital for Netherlands dividend withholding tax purposes. Stock dividends paid out of the Company's paid-in-share premium, recognized as capital for Netherlands dividend withholding tax purposes, will not be subject to this withholding tax.

A Non-Resident Holder of Shares can be eligible for a partial or complete exemption or refund of all or a portion of the above withholding tax under a tax convention that is in effect between The Netherlands and the Non-Resident Holder's country of residence. The Netherlands has concluded such conventions with the United States, Canada, Switzerland, Japan, all European Union member states except Portugal, and other countries.

French, German, and Spanish Tax Treaties

Under the Convention between the Republic of France and the Kingdom of The Netherlands for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, concluded 16 March 1973, the Convention between the Federal Republic of Germany and the Kingdom of The Netherlands for the Avoidance of Double Taxation with respect to Income and Capital and Various Other Taxes and for the Regulation of Other Questions relating to Taxation, concluded 16 June 1959 or the Convention between the Government of the State of Spain and the Government of the Kingdom of The Netherlands for the Avoidance of Double Taxation with respect to Taxes on Income and Capital, concluded 16 June 1971, dividends paid by the Company to a Non-Resident Holder that is a resident of France, Germany or Spain as defined in the respective Convention are generally eligible for a reduction of the 25% Netherlands withholding tax to 15%, provided that the dividends are not attributable to an enterprise or part thereof which is carried on through a permanent establishment or permanent representative in The Netherlands.

Withholding Tax on Sale or Other Dispositions of Shares

Payments on the sale or other dispositions of Shares will not be subject to Netherlands withholding tax, unless the sale or other disposition is, or is deemed to be, made to the Company or a direct or indirect subsidiary of the Company. A redemption or sale to a direct or indirect subsidiary of the Company will be treated as a dividend and will in principle be subject to the rules set forth in "Withholding Tax on Dividends" above.

Taxes on Income and Capital Gains

A Non-Resident Holder who receives dividends distributed by the Company on Shares or who realizes a gain from the sale or disposition of Shares, will not be subject to Netherlands taxation on income or capital gains unless:

(i) the Non-Resident Holder is or is deemed to be resident in The Netherlands or, if the Non-Resident Holder is an individual, has elected to be treated as a resident of The Netherlands; or

(ii) such income or gain is attributable to an enterprise or part thereof which is carried on through a permanent establishment or permanent representative in The Netherlands; or

(iii) the Non-Resident Holder holds, directly or indirectly, a substantial interest in the Company; or

(iv) if the Non-Resident Holder is an individual and as such income or capital gain qualifies as income from miscellaneous activities in The Netherlands as defined in the Dutch individual income tax Act 2001.

Generally, a Non-Resident Holder of Shares will not have a substantial interest in the Company's share capital, unless the Non-Resident Holder, alone or together with certain related persons holds, jointly or severally and directly or indirectly, Shares in the Company, or a right to acquire Shares in the Company representing 5% or more of the Company's total issued and outstanding share capital or any class thereof. A deemed substantial interest exists if all or part of a substantial interest has been or is deemed to have been disposed of with application of a roll-over relief.

Gift or Inheritance Taxes

Netherlands gift or inheritance taxes will not be levied on the transfer of Shares by way of gift, or upon the death of a Non-Resident Holder, unless

(i) the transfer is made by or on behalf of a person who, at the time of the gift or death, is or is deemed to be resident in The Netherlands; or

(ii) the Shares are attributable to an enterprise or part thereof that is carried on through a permanent establishment or a permanent representative in The Netherlands.

Value-Added Tax

No Netherlands value-added tax is imposed on dividends on the Shares or on the transfer of the Shares.

Other Taxes and Duties

There is no Dutch registration tax, transfer tax, capital tax, stamp duty or any other similar tax or duty other than court fees payable in The Netherlands in respect of or in connection with the execution, delivery and/or enforcement by legal proceedings (including any foreign judgment in the courts of The Netherlands) with respect to the dividends relating to the Shares or on the transfer of the Shares.

Residence

A Non-Resident Holder will not become resident, or be deemed to be resident, in The Netherlands solely as a result of holding an ordinary share or of the execution, performance, delivery and/or enforcement of rights in respect of the ordinary shares.

CHAPTER 4 — INFORMATION ON EADS ACTIVITIES

4.1 Presentation of the EADS Group

Except where stipulated otherwise, all the data provided below were prepared on the basis of information from the Company.

4.1.1 Overview

With unaudited pro forma consolidated revenues of over Euro 24.2 billion in 2000, EADS is Europe's premier aerospace and defense company and the third largest aerospace and defense company in the world. In terms of market share, EADS is among the top two manufacturers of commercial aircraft, civil helicopters, commercial space launch vehicles and missiles, and a leading supplier of military aircraft, satellites and defense electronics. In 2000, it generated 80% of its sales in the civil sector and 20% in the military sector.

The creation of EADS in July 2000 marked a critical step in the consolidation of the European aerospace and defense industries by combining the businesses previously operated by:

- Aerospatiale Matra in the areas of commercial aircraft manufacturing (Airbus), military and commercial helicopter manufacturing (Eurocopter), aircraft maintenance and conversion, space systems (*e.g.*, Arianespace, Astrium), missiles and telecommunications;
- Dasa in the areas of commercial aircraft manufacturing (Airbus), military and commercial helicopter manufacturing (Eurocopter), military aircraft manufacturing (*e.g.*, Eurofighter), military and commercial aircraft maintenance and conversion, space systems (*e.g.*, Arianespace, Astrium), missiles, missile systems, telecommunications and defense systems; and
- CASA in the areas of commercial aircraft manufacturing (Airbus), military aircraft manufacturing (*e.g.*, Eurofighter), military transport aircraft manufacturing, military and commercial aircraft maintenance and conversion, and space systems (Arianespace).

EADS has organized these businesses into five divisions: (1) Airbus, (2) Military Transport Aircraft, (3) Aeronautics (other than Airbus and Military Transport Aircraft), (4) Space and (5) Defence and Civil Systems. For a simplified diagram depicting the allocation of activities among these five divisions, see the illustration at paragraph 3.3.6. The combination of these businesses has established EADS as a recognized leader across most sectors of its operations, consolidating its control in such areas of longstanding collaboration as Airbus, Eurocopter, Eurofighter and Arianespace.

Strategy

In order to position EADS as one of the two leaders in every market that it serves and to maximize value for its shareholders, the Management of EADS (the "**Management**") intends to focus on the following key strategic steps:

- **Drive European industry consolidation and strengthen strategic partnerships.**

  EADS will capitalize on the long history of joint achievements among its founding partners and together with other major European and American companies. Such partnerships are intended to expand EADS' market presence, enhance its portfolio of technologies and products as well as optimize its positioning in specific niches and along the value chain.

  Ongoing initiatives, such as MBDA in the field of missile systems (See "— Defence and Civil Systems") or EMAC in the field of fighter aircraft (See "— Aeronautics"), illustrate EADS' prominent role in initiating defining European partnerships. EADS is also pursuing a number of other promising alliances either through participation in privatizations, such as Patria in Finland, or through bilateral cooperation agreements, such as with Russia's aerospace industry.

  Finally, EADS will strongly promote partnerships with key U.S. players in order to secure for itself improved access to the U.S. defense market. EADS believes that transatlantic ties can afford NATO allies better defense products with lower budgets. Promising initial steps have been taken with U.S. partners in the fields of mission aircraft and defense electronics, the integration of the Meteor missile on F/A-18 platforms and airborne ground surveillance. Furthermore, a joint venture with Northrop Grumman was set up to address the U.S. commercial aircraft maintenance market.

- **Leverage cross-divisional opportunities.**

  By combining a wider range of products and expertise into high value-added, integrated systems, EADS will seek to maximize margins and to offer strongly differentiated solutions that are tailored to customer needs. This is particularly obvious on airborne platforms where EADS enjoys a prime contracting capability.

  To that end, EADS will rely on unified management and allocation of resources, coupled with division-led identification of customer needs and definition of solutions. EADS will also emphasize key process improvements such as those provided by e-business capabilities in the fields of product development (concurrent engineering) or flow of information and materials. The customer- and solution- oriented network of EADS' newly created marketing arm, EADS International, is a powerful example of synergies gained from the coordination of the distribution channels of business units and divisions.

- **Gain access to closed markets and pursue future growth opportunities.**

  Management believes that EADS' successful penetration of markets heretofore dominated by its competitors will act as an engine for future growth. It intends to make use of its established reputation as a technology leader and its growing credibility as a systems integrator to penetrate such markets. The launch of the A380 program to address the very large aircraft market targeted efforts to win important new customers such as Qantas, and development of the A400M military transport aircraft illustrate such strategic priorities.

  Furthermore, EADS has recognized that services are a key factor in the selection of aircraft and provide attractive opportunities to offer integrated systems and create value. EADS will participate in the development of the service market as a strong source of revenue growth and of enriched customer relationships. The development of the Future Strategic Tanker Aircraft for the UK Ministry of Defence, as well as initiatives in telecommunications, training and maintenance exemplify this approach.

- **Deliver merger synergies.**

  From the combination of its businesses, EADS targets value creation totaling at least Euro 600 million per year by 2004 (after the formation and full consolidation of the Airbus newly integrated group).

  Such value creation will be derived mostly from strengthening EADS' purchasing power and from reducing costs in such fields as R&D, corporate functions or industrial organization, as well as from increased business opportunities. A dedicated Merger Integration team is coordinating the implementation of 600 projects contributing to this objective.

  Management targets an increase in EADS' EBIT pre-goodwill amortization and exceptionals up to 10% of consolidated revenues by 2004 (net of the A380 program development costs). See also Chapter 7 — Recent Developments and Outlook.

Pro Forma Financial and Operating Data

The following table shows the amount and percentage of EADS' pro forma consolidated revenues for the years ended December 31, 2000 and 1999 attributable to each EADS division.

Unaudited Pro Forma Consolidated Revenues by Division for the Years Ended December 31, 2000 and 1999

	Year Ended December 31, 2000		Year Ended December 31, 1999	
	Percentage[1]	Amount in billions of Euro	Percentage[1]	Amount in billions of Euro
Airbus	59	14.9	54	12.6
Military Transport Aircraft	1	0.3	1	0.2
Aeronautics	19	4.7	18	4.3
Space	10	2.5	11	2.5
Defence and Civil Systems	11	2.9	16	3.8
Total Divisional Revenues before Headquarters/Eliminations	100	25.3	100	23.5
Headquarters/Eliminations[2]		(1.1)		(1.0)
Total Unaudited Pro Forma Consolidated Revenues		24.2		22.6

(1) Percentage of total divisional revenues before headquarters/eliminations.

(2) Includes inter alia intercompany eliminations and headquarters sales.

The following table shows the amount of EADS' pro forma consolidated revenues for the year ended December 31, 2000 by geographical area.

Unaudited Pro Forma Consolidated Revenues by Geographical Area for the Year Ended December 31, 2000

	Year Ended December 31, 2000	
	Percentage[1]	Amount in billions of Euro
Europe	53	12.8
North America	28	7.7
Asia/Australia	9	1.5
Rest of the World	10	2.2
Total	100	24.2

(1) Percentage of total revenues after eliminations.

The following tables provide operating data regarding EADS' pro forma orders booked for the year ended December 31, 2000 and 1999 and backlog as of December 31, 2000 and 1999.

Pro Forma Orders for the Years Ended December 31, 2000 and 1999

	Year Ended December 31, 2000		Year Ended December 31, 1999	
	Percentage[3]	Amount in billions of Euro[4]	Percentage	Amount in billions of Euro[5]
Pro forma orders booked:[1]				
Airbus[2]	68	34.2	63	20.7
Military Transport Aircraft	1	0.5	2	0.6
Aeronautics	17	8.3	15	4.9
Space	6	3.0	7	2.2
Defence and Civil Systems	8	3.9	13	4.3
Headquarters/Eliminations		(0.8)		—
Total	100	49.1	100	32.7

	Percentage[3]	Amount in billions of Euro[4]	Percentage	Amount in billions of Euro[5]
Backlog:[1]				
Airbus[2]	78	104.4	78	79.5
Military Transport Aircraft	1	0.9	—	0.7
Aeronautics	10	13.1	9	8.8
Space	4	4.8	4	4.4
Defence and Civil Systems	7	9.7	9	9.0
Headquarters/Eliminations		(1.0)		—
Total	100	131.9	100	102.4

(1) Without options.

(2) Based on catalog prices.

(3) Before headquarters/eliminations.

(4) Total orders received by divisions.

(5) External orders (excluding inter-division eliminations).

4.1.2. Airbus

Introduction and Overview

Airbus Industrie is one of the world's two leading suppliers of commercial aircraft of more than 100 seats. Its market share of annual deliveries worldwide has grown steadily from 15% in 1990 to 39% in 2000. At December 31, 2000, its backlog of orders stood at 50% of total worldwide backlog, representing a 12.5% increase in volume from December 31, 1999. Airbus Industrie's steady growth is also reflected in increased revenues, which rose from US$16.7 billion in 1999 to US$17.2 billion in 2000.

Airbus Industrie has become the second largest supplier of commercial aircraft in the world, standing in close contention with its rival Boeing for first place. From its formation in 1970 until December 31, 2000, Airbus Industrie received orders for 4,125 aircraft from 173 customers around the world.

Several factors have contributed to the success of Airbus: its portfolio of modern aircraft, its consistent technological innovation, its stable pool of highly skilled employees and its concept of aircraft "families" that offer customers cost savings in crew training, maintenance and supply for their fleets of different sized Airbus aircraft. In addition, Management believes that the international composition of Airbus represents a competitive advantage in the global marketplace.

Airbus Industrie is a consortium that is jointly controlled directly or indirectly by EADS (80%) and BAE SYSTEMS (20%). See "— Organization of Airbus and Creation of an Integrated Structure". For 2000, the Airbus Division of EADS earned pro forma consolidated revenues of Euro 14.9 billion, representing 59% of EADS' total pro forma consolidated revenues.

Strategy

The paramount strategic goal of Airbus is to deliver first-rate economic returns in a sustainable manner from continuing to develop a superior family of products and commanding a 50% share of the world commercial aircraft market over the long term. To achieve this end, Airbus is actively:

- completing the most comprehensive line of products targeted to customer needs, which entails (i) a major effort to develop, test, manufacture and deliver the A380 family within budget by early 2006, (ii) the extension of relevant freighter applications across the range of Airbus aircraft, and (iii) the continuous maintenance of existing models' competitive edge in their markets;
- seeking to penetrate, or consolidate its promising position in, certain key markets such as the United States or Japan; and
- expanding its offering of services to customers, which will enable Airbus to remain at the forefront of its industry by (i) designing answers to customers' evolving needs, and (ii) ensuring optimal Airbus placement along the industry's value chain.

Market

Cyclicality and Market Drivers

The main factors affecting demand in the aircraft market include passenger demand for air travel, cyclicality, national and international regulation (and deregulation), the rate of replacement and obsolescence of existing fleets, as well as the existence of airline alliances and the increase in the number of aircraft leasing companies.

Overall Growth. The market for passenger jetliners depends primarily on the demand for air travel, which is itself primarily driven by economic or GDP growth, fare levels and demographic growth. Measured in revenue passenger kilometers, air travel increased every year from 1967 to 1999, except for 1991 due to the Gulf War, resulting in an average annual growth rate of 8% for the period. Airbus Industrie projects that air travel will grow at 4.9% per annum during the period 2000-2019, which is consistent with the studies provided by Boeing.

Cyclicality. Despite overall growth in air travel, the market for aircraft has been cyclical, due to the volatility of airline profitability and cycles of the world economy. When cyclical downturns have occurred, aircraft manufacturers have typically experienced a decrease in aircraft orders approximately one year later and lower deliveries after a further two years. Airbus Industrie's deliveries have been stable or growing since 1994 due to its increasing market share. When faced with reduced load factors and profits, certain airlines typically attempt to postpone orders for new aircraft until these factors improve.

The most recent downturn occurred against a background of airline strategies focusing on market share rather than profitability, which in turn led to excessive aircraft orders, higher financial gearing and lower profits. This phenomenon was compounded by the ease of obtaining aircraft finance and numerous tax benefits then available to owners. However, airlines have since shifted their focus to profitability and gearing has typically decreased. They have increased their flexibility, through the use of operating leases and dynamic management of their fleet of older aircraft. In addition, the presence of financially stronger lessors has, especially during the last decade, improved the availability of aircraft in the used aircraft market. This combination of factors has led to a dampening in the impact of cyclicality on the aircraft manufacturing sector.

Management believes that it will be able to mitigate the impact of a future downturn by effective management, including outsourcing decisions. In previous downturns, despite the decline in the aggregate market for aircraft, Airbus was able to capture a larger share of the reduced market, thereby cushioning the impact on its operations. Furthermore, a decrease in orders might translate into a reduction of backlog but would have a lesser impact on deliveries.

Regulation/Deregulation. Demand for passenger jetliners has been affected by national and international regulation (and deregulation) of international air services and major domestic air travel markets. In 1978, the United States undertook the deregulation of its domestic air transportation system. Other regions have followed this model, notably Europe since 1985.

The FAA (Federal Aviation Authority) Stage 3 anti-noise regulations requiring operators to replace many older aircraft by the end of 1999 also had an impact on demand, resulting in a significant increase in North American orders in recent years, with the North American market accounting for 41% of aircraft delivered in 1999 and in 2000.

Airline Network Development: Hubs. As a consequence of deregulation policies, major airlines are constantly adapting their fleet, network and commercial strategies. This adaptation is possible because of the availability of new aircraft capable of meeting customer requirements in terms of cost and performance. In response to the price demands of passengers and competition of new low cost carriers, major airlines have organized their operations around strategically located "hub" airports enabling them to link more cities at lower fares. This affects demand as the hub concept permits fleet standardization around both smaller aircraft types for the short, thin and high frequency routes feeding the hubs (between hubs and spokes) and larger aircraft for longer and higher density routes between hubs (hub-to-hub).

The availability of new, small and medium-size aircraft has also opened opportunities for airlines to offer point-to-point services on lower density routes to high yield passengers, bypassing hubs and offering a wider choice of non-stop destinations. As a result, worldwide deregulation has contributed to the diversification of airline strategies, which in itself has resulted in airlines requiring a wider range of aircraft to implement such strategies.

Alliances. The development of world airline alliances is reinforcing these strategies. According to Airclaims data, half of the world's jetliner fleet of over 100 seats was operated by 23 airlines as of January 2001. In the 1990s, the major airlines began to enter into alliances that give each alliance member access to the other alliance members' hubs and routings, allowing airlines to reduce duplication of hubs.

Governmental Funding. A 1992 bilateral agreement between the European Union and the United States provides for ceilings on reimbursable launch investments (typically used by European governments) of 33% of the total development costs of new large civil aircraft programs. It also sets a ceiling at 3% of industry revenues for indirect support in relation to the development or production of large civil aircraft (typically the Department of Defense and NASA mechanisms used in the United States). This bilateral agreement has provided a level playing field for government support and reflects the needs of both Europe and the United States.

Market Structure and Competition

Market Segments. Currently, Airbus competes in three principal market segments: "single aisle" aircraft, which have 100-200 seats in two rows divided by a single aisle and are used principally for short-range and medium-range routes; "twin aisle" (or "wide body") aircraft, which have a wider fuselage and more than 200 seats in three rows divided by two aisles and are used in the case of the A300/A310 for short range and medium-range routes, in the case of A330/A340 for long-range routes; and "very large aircraft", which are designed to carry more than 400 passengers non stop over very long-range routes and in superior comfort, in the case of the A380 still under development. Cargo aircraft, which form a fourth, related segment, are often converted ex-passenger aircraft. See "— Aeronautics — Aircraft Conversion and Technical Services." In addition, the A300-600F has been a successful all-new cargo aircraft with increasing popularity among major express courier providers, such as Federal Express and UPS.

According to a study conducted by Airbus Industrie, of a total of 10,349 aircraft with more than 70 seats in service at December 31, 1999, 73% were single aisle aircraft, while 27% were twin aisle aircraft. The table below shows the distribution of aircraft and percentage of single aisle and twin aisle aircraft by region at December 31, 1999.

	Aircraft		Configuration Percentage of	
	Percentage	Number of Aircraft in Service	Single aisle	Twin aisle
North America	43	4,418	83	17
Europe	27	2,789	75	25
Asia-Pacific	18	1,921	48	52
Africa and Middle East	5	534	53	47
South America	7	687	85	15
Total	100	10,349	73	27

Source: Airbus Industrie

The high proportion of single aisle aircraft in both North America and Europe reflects the predominance of domestic short-range and medium-range flights, particularly in North America due to the development of hubs following deregulation. In comparison with North America and Europe, the Asia-Pacific region uses a greater proportion of twin aisle aircraft, as the region's airports limit the number of flights, thereby encouraging higher average aircraft seating capacity per flight.

According to manufacturers' published figures, a total of 800 new aircraft with more than 70 seats were delivered in 2000. Of these aircraft, 75% were single aisle, while 25% were twin aisle aircraft. The table below shows the number of aircraft delivered by region during 2000 and 1999.

	2000		1999	
Region	Number of Aircraft delivered in region	Percentage of total market of aircraft delivered	Number of Aircraft delivered in region	Percentage of total market of aircraft delivered
North America	331	41	371	41
Europe	211	26	215	23
Asia-Pacific	70	9	106	12
Rest of World	54	7	63	7
Leasing companies	134	17	159	17
Total	800	100	914	100

Source: Airbus Industrie

Sales to leasing companies constitute a separate market segment accounting for approximately 17% of aircraft deliveries, since leased aircraft are frequently operated in a different region from that of the leasing company's home jurisdiction.

Competition. Airbus has been operating in a duopoly since Lockheed's withdrawal from the market in 1986 and Boeing's acquisition of McDonnell Douglas in 1997. As a result, the market for passenger aircraft of more than 100 seats is now effectively divided between Boeing and Airbus. According to manufacturers' published figures, in 2000 Boeing and Airbus, respectively, accounted for 61% and 39% of total deliveries, 54% and 46% of total orders, and 50% and 50% of the total year-end backlog.

The significant barriers to entry into the market for passenger aircraft of more than 100 seats make it unlikely that a newcomer will be able to compete effectively with either of the established suppliers for quite some time.

Products and Services

Technological Breakthroughs

Technological innovation has been at the core of Airbus' strategy since its creation. Many of its innovations which have provided a distinct competitive advantage have subsequently become standard in the aircraft industry.

- A300 — The Airbus A300 was the world's first twin-engine twin aisle commercial aircraft. This feature gave it a distinctive advantage in terms of fuel burn and maintenance costs over its three-engine and four-engine competitors for the short and medium range.

- A310 — The Airbus A310, brought to the market in 1983, featured the first digitally imaged cockpit displays, using cathode ray tubes as opposed to the traditional mechanical display. This made it possible to provide the pilot with more capable flight and navigation displays and a unique centralized, easy access aircraft monitoring. It was also the first twin aisle commercial aircraft certified for a two-member flight crew, resulting in lower operational costs as compared to three-member crew operated aircraft which was the industry standard at the time. The implementation of automated systems and the integration of Digital Flight Guidance both helped to ensure a high level of safety.

  New efficient aerodynamic concepts were also introduced, such as supercritical airfoil and the high aspect-ratio transonic wing, which brought a significant improvement in fuel burn. Carbon fiber reinforced composite materials were introduced for major structures such as the vertical fin and rudder, with significant weight savings as compared to aluminum, resulting in increased payload capability. The installation of a trim tank in the horizontal stabilizer increased operators' savings significantly due to the efficient control of the center of gravity in order to enable optimized aircraft conditions in flight.

- A320 — Airbus was the first to introduce digital fly-by-wire controls with the Airbus A320 in 1988, introducing pilot commands through a side stick controller instead of the traditional control column. Flight-control computers translate these commands into electrical signaling for the moving surface actuators and, at the same time, can prevent the aircraft going beyond the prescribed safe flight envelope. Compared to the traditional mechanical flight controls, this brought increased maneuverability, simplified operations through digital link-up with the autopilot system and weight reduction. The fly-by-wire concept is now featured on all Airbus single aisle aircraft as well as the A330/A340 series. Airbus' U.S. competitors did not introduce fly-by-wire controls until later. Composite materials are also used extensively in the A320, in particular for the horizontal tail plane.

- A330/A340 — This twin aisle family features wing commonality for two and four-engine solutions of an otherwise similar airframe — a unique concept. The ultra-long-range A340$^{500}/_{600}$, introduces further breakthroughs in the use of weight saving composite materials for a large primary structure (the 15m-long keel beam and rear cabin pressure bulkhead).

- A380 — The super-jumbo will bring further development of technologies already mastered and allow for their broader application. Approximately 40% of the aircraft structure is to be manufactured using carbon composites and advanced metallic hybrid materials, while innovative manufacturing techniques such as laser beam welding will eliminate fasteners, reduce weight and provide enhanced fatigue tolerance. In addition, lighter yet more capable electrical and hydraulic equipment and systems will improve maintainability.

The Family Concept — Commonality across the Fleet

Airbus' three families of aircraft follow a "minimum change" strategy, which consists of developing a central aircraft concept from which it creates derivatives for different market segments. The "minimum change" concept means that (with the exception of the A300/310) all Airbus aircraft share the same cockpit design and all have fly-by-wire controls and virtually identical handling characteristics. Pilots can fly any aircraft within the A320 family of aircraft with minimal additional training, and cross-crew qualification (CCQ) across families of aircraft provides airlines with significant operational flexibility.

This minimum change strategy helps to reduce development costs and also permits aircraft operators to realize significant cost savings in crew training, spare parts, maintenance and aircraft scheduling. In addition, there is a higher probability that fleet expansion within the respective family can take place without a requirement for additional investments in new simulators.

The extent of cockpit commonality within and across families of aircraft is a unique feature of Airbus which, in Management's opinion, contributes significantly to its success.

Short- and medium-range single aisle Aircraft: the A320 Family

Airbus' family of single aisle aircraft, based on the Airbus A320 (which entered service in 1988 following a development program launched in 1984), includes the A319 and A321 derivatives, as well as the A319-based Airbus Corporate Jetliner, a business jet derivative, which Airbus Industrie commenced marketing in June 1997.

Each aircraft in the A320 family shares the same fuselage diameter of 3.96 meters, which is wider than any competing single aisle aircraft. The wider fuselage diameter provides a roomy passenger cabin, a high comfort level and a more capacious underfloor cargo volume than its competitors. The A320 family incorporates full digital fly-by-wire controls and an ergonomic cockpit. All current production models feature a lightweight carbon fiber composite horizontal stabilizer, based on the one first developed for the Airbus A310-300. The A320 family's competitors are the Boeing 737, 757 and 717 aircraft.

The A318. The A318 aircraft is a shortened version of the A319, designed to satisfy demand for aircraft in the 100 to 120 seat range. Following its launch in 1999, Airbus Industrie had received 161 firm orders for A318 aircraft as of December 31, 2000.

Single Aisle Technical Features

Model	Entry into service	Passenger capacity	Maximum range (km)	Length (meters)	Wingspan (meters)
A318	2002[1]	106	5,200	31.4	34.1
A319	1996	124-145	6,500	33.8	34.1
A320	1988	150-180	5,500	37.6	34.1
A321	1994	185-220	5,500	44.5	34.1

(1) Planned date.

Source: Airbus Industrie

As of December 31, 2000, Airbus Industrie had received orders for 161 A318, 701 A319, 1,428 A320 and 378 A321 aircraft and had delivered 318 A319, 893 A320 and 172 A321 aircraft.

Short- and extended-range twin aisle Aircraft: the Airbus A300/A310 Family

The A300/A310 aircraft were the initial models of the Airbus product line and are designed for short-and-medium range routes. The A300, which entered into service in 1974, was the world's first twin aisle, twin-engine aircraft. Its current version A300-600 is also available in freighter and convertible passenger-freighter configurations and the A300-600 Freighter, in service with Federal Express since 1994, is capable of carrying more than 50 tons of cargo. In early 2001, UPS ordered 60 A300-600 Freighter aircraft in addition to the 30 aircraft that it had ordered in 1998.

In 1988, Airbus introduced the extended-range A300-600R which incorporated the lightweight carbon fiber composite stabilizer developed for the A310. The A310, which was developed as a minimum change aircraft based on the A300, entered into service in 1983, incorporating a digital electronic cockpit for the first time in civil aviation history.

A300/A310 Technical Features

Model[1]	Entry into service	Passenger capacity[2]	Maximum range (km)	Length (meters)	Wingspan (meters)
A300	1974	266	7,700	54.1	44.8
A310	1983	220	9,600	46.7	43.9

(1) All versions of A300/310 including freighters.

(2) Two-class lay-out.

Source: Airbus Industrie

As of December 31, 2000, Airbus Industrie had received orders for 522 A300 and 260 A310 aircraft and had delivered 497 A300 and 255 A310 aircraft.

Long- and super-long-range twin aisle Aircraft: the Airbus A330/A340 Family

Airbus developed the twin-engine A330 and long-range four-engine A340 as a joint program, using the same wing design for both aircraft and retaining the wide fuselage cross section of the existing A300/A310 family. The A330/A340 family, offering comprehensive long-range and super-long-range route coverage, is the worldwide market leader in the 250-350 seat category in terms of total aircraft ordered.

In 1997, Airbus began development of the A340-500 and A340-600 derivatives. These new aircraft will feature a stretched fuselage, extended range and increased maximum take-off weight. They will offer CCQ with existing

A330/A340 models. The A340-500, expected to become available in late 2002, is intended to offer more single point-to-point trans-Pacific routings than other aircraft. It is designed to allow non-stop flights such as New York-Taipei or Toronto-Hong Kong. In March 2001, Airbus rolled out the first model of the A340-600 which is expected to make its first flight at the end of April 2001. The competitors of this family are the Boeing 767, 777 and 747 aircraft.

A330/A340 Technical Features

Model	Entry into service	Passenger capacity[1]	Maximum range (km)	Length (meters)	Wingspan (meters)
A330-200	1998	253	12,000	59.0	60.3
A330-300	1994	335	10,200	63.7	60.3
A340-200	1993	239	14,800	59.4	60.3
A340-300	1992	295	13,500	63.7	60.3
A340-500	2002[2]	313	15,750	67.8	63.6
A340-600	2002[2]	380	13,900	75.3	63.6

(1) Three-class lay-out.

(2) Planned date.

Source: Airbus Industrie

As of December 31, 2000, Airbus Industrie had received orders for 366 A330 and 309 A340 aircraft and had delivered 174 A330 and 190 A340 aircraft.

The Extended-range Twin-Engine Operations or "ETOPS" regulations introduced in December 1988 have permitted twin-engine aircraft to operate on a number of direct routes that were previously reserved for three- or four-engine aircraft. ETOPS conditions require that twin-engine aircraft fly within a maximum range of 180 minutes from the nearest suitable alternate airport. An extension of the time limit to 207 minutes has been granted to three U.S. carriers in relation to the Boeing 777-200 on certain routes. As it has four engines, the A340 (including the forthcoming 500 and 600 versions) is not restricted by ETOPS rules.

New Product Development: Airbus A380 and A400M

A380

Airbus estimates worldwide passenger traffic will grow at a sustained average annual rate of 4.9% during the 2000-2019 period, leading to two concurrent trends: rising fragmentation of a portion of the marketplace, characterized by the development of new markets, higher frequency on thinner routes and hub by-passing; and consolidation of the rest of the market, resulting in the concentration of the hub-to-hub traffic and hub-dominated traffic, typical of alliance networks. Following 5 years of intensive pre-development with airlines, airports and regulatory authorities throughout the world, Airbus defined a very large aircraft, the A380, which would best serve the needs of a consolidated hub-dominated market and confront Boeing in a sector where it has enjoyed a monopoly since the development of the 747 in the late 1960s.

The A380 family is planned to be larger than any existing commercial passenger aircraft, with a wingspan of 79.8 meters and a large-diameter fuselage divided into three decks along the entire aircraft, consisting of two full passenger decks and a cargo deck. The aircraft's overall dimensions fit within the expressed airport guidelines of 80 meter span and 80 meter overall length limitation, in order to suit planned runways and facilities with minimal infrastructure changes. The A380 will be the first commercial aircraft featuring four aisles (two on each deck) and a double staircase, designed to achieve an airport turnaround time of 90 minutes in normal conditions.

The basic version of the A380 will seat 555 passengers in three classes, with greater space per passenger and therefore higher levels of comfort. It will offer higher efficiency for operations with a range of 14,200 km to 16,200 km (7,650 nm to 8,750 nm), superior economic performance, linking major hubs in Europe, North America and Asia, as well as within Asia. Airbus engineers also defined a freighter version, incorporating derivability in the original design. The A380 will bear a high degree of operational commonality with the existing Airbus range, in order to foster Cross Crew Qualification and reduce operating costs.

Airbus expects the demand for very large aircraft to be approximately 1,550 aircraft between 2000 and 2019, representing U.S.$343 billion or 26% of total commercial aircraft market value. Of these, 315 aircraft would be dedicated to the cargo market. Airbus intends to capture 50% of this market. The Supervisory Board of Airbus Industrie authorized the launch of the A380 in December 2000, having ensured that the aircraft would be technically feasible, economically viable and that sufficient market demand existed in terms of number of customers' commitments, standing of potential customers and geographic allocation. The A380's entry into service is planned in the first quarter of 2006.

In 2000, Airbus received customers' commitments for a total of 50 aircraft from Emirates, Air France, ILFC, Singapore Airlines, Virgin Atlantic and Qantas. In early 2001, Federal Express and Qatar Airways joined this group with customers' commitments for ten and two aircraft, respectively. The A380 customers' commitments are subject to signing of final agreements.

The cost of developing this program, which Management estimates at U.S.$10.7 billion, covers both R&D expenses and tooling for four versions of the A380 family. This estimate does not include certain infrastructure elements or general and administrative expenses.

Management presently intends to finance the program by:

- Maximizing contributions from risk-sharing partners, expected to represent in excess of U.S.$3 billion of project costs, subject to the outcome of negotiations; to date, some ten manufacturers have agreed in principle to participate in the development and production of the A380 as risk-sharing partners; and
- Applying reimbursable launch investments from governments in compliance with the 1992 U.S.-Europe bilateral agreement and all other applicable regulations, estimated by Management at about U.S.$2.5 billion under current assumptions; France, Germany, Great Britain and Spain have already agreed in principle to such investments.

As a result, EADS' self-financed portion of the A380 program would represent approximately U.S.$4.2 billion and that of BAE SYSTEMS approximately U.S.$1 billion.

When deciding to launch the program, Management set itself a 20% pre-tax internal rate of return target, together with a project break-even point of approximately 250 aircraft and is satisfied that the terms and conditions presently agreed with its initial customers corroborate the business case.

Assembly of the A380 will take place in Toulouse, while interior furnishing and customization will be performed in Hamburg. The fuselage sections will be produced at the same sites in France and Germany as current Airbus aircraft. The wings will be produced at facilities in the United Kingdom, while the horizontal stabilizer and other parts will be produced in Spain.

A400M

The Military Transport Aircraft A400M is described under "Military Transport Aircraft — Airbus A400M Project — Heavy Military Transport".

Asset Management (Airbus Industrie)

The Asset Management division was set up in 1994 to manage and re-market used aircraft acquired by Airbus Industrie, originally as a result of customer bankruptcies, and subsequently in the context of certain buy-back commitments. The division operates with a dedicated staff of about 30 people, and manages a fleet comprised of Airbus aircraft across the range of models. The Asset Management division, through its activities, helps Airbus Industrie respond more efficiently to the medium and long-term fleet requirements of its customers.

Its key roles comprise the commercial, financial and risk management of the Airbus Industrie portfolio, along with residual value enhancement of all Airbus products. Most of the aircraft are available to customers for cash sale, while some can only be offered on operating lease, depending on the financing attached to such aircraft. The Airbus Industrie portfolio of used aircraft was reduced from 47 in early 2000 to 42 at the end of 2000. The Asset Management division also provides a full range of support services, including assistance with entry into service, interior reconfiguration and maintenance checks.

Customer Service

Airbus Industrie is dedicated to assisting customers with the purchase of Airbus aircraft and the operation of their Airbus fleets as efficiently as possible. A sales finance team assists customers to find optimized financing. With respect to aircraft operation, Airbus Industrie has set up the Airbus Customer Services directorate, which heads a network of training centers, spare parts stores and teams based with customer airlines. Through this single interface, Airbus Industrie aims to satisfy all of its customers' pre-delivery and post-delivery support requirements, including (1) engineering and technical support, both pre-delivery and in-service, (2) training and flight operations support and (3) material support.

Engineering and technical support includes detailed pre-delivery briefings on maintenance facilities, tools and equipment, as well as a customized cost reduction program designed to reduce each customer's maintenance costs to a minimum through detailed studies of the customer's activities.

The training and flight operations support service includes a permanent staff of over 200 instructors from around the world to provide accessible and up-to-date training for Airbus flight crew. Airbus Industrie has two principal training centers, one in Toulouse, France, and the other in Miami, Florida. The Airbus Industrie support center in China also offers training services. As part of its training services, Airbus Industrie offers a pilot cross-crew qualification program enabling pilots to take advantage of the high degree of commonality between Airbus aircraft families.

Airbus Industrie's material support division stocks over 130,000 proprietary part numbers, serving a worldwide distribution network in Hamburg, Germany, Washington, D.C., Singapore and China. The 24-hour aircraft-on-ground service usually dispatches in-stock items within four hours of receipt of an order. The division also offers a customized ongoing spares package designed to enable operators to achieve the greatest efficiency in maintenance checks, ageing aircraft support and emergency orders.

Customers

As of December 31, 2000, 2,499 Airbus aircraft had been delivered to 188 operators worldwide since the creation of Airbus Industrie, and 1,626 aircraft were on order. The table below shows Airbus Industrie's most significant firm orders for the year 2000.

Date of Order	Customer	Firm Orders(1)
January/May/August/November 2000	United Airlines	44
February/March/December 2000	Air France	11
March/July 2000	Frontier Airlines	12
March/May/June/November 2000	ILFC	135
April/September 2000	GECAS	68
April 2000	SAS	22
June 2000	Trans World Airlines	20
June 2000	SALE	11
October 2000	CIT Group	50
October 2000	Air Canada	14
December 2000	Northwest Airlines	30

(1) Options are not included in orders booked or year-end backlog.

Source: Airbus Industrie

Organization of Airbus and Creation of an Integrated Structure

Present structure, a legacy of the "early days'

Airbus Industrie is currently organized under French law as a *groupement d'intérêt économique* ("**GIE**", or economic industry grouping), which is a form of consortium. Under this organization, Airbus activities can be separated into two categories: the activities carried out by Airbus Industrie itself, being principally commercial and coordination in nature, and the activities carried out by its members, being principally operational and industrial in nature, performed under contractual arrangements with Airbus Industrie.

On June 23, 2000 the EADS founding partners, controlling together 80% of Airbus Industrie, and BAE SYSTEMS controlling the remaining 20%, announced their decision to integrate Airbus and place their Airbus-related activities and all their membership rights in the GIE under the common control of an integrated company. The rationale was that the Airbus business, having outgrown the consortium "GIE" structure — which was well adapted to pooling skills and resources in order to gain market position — needed a new corporate organization that would centralize management control over every aspect of the business. Under the formation agreement, the parties have agreed to place all Airbus-related design, engineering and manufacturing facilities within an integrated group under Airbus S.A.S., a holding company, and under the day-to-day control of a single management team.

Formation of Airbus S.A.S.

The formation agreement provides for the creation of a holding company, Airbus S.A.S., to which the parties will transfer at closing (if not before), with retroactive effect as of January 1, 2001, control of their Airbus-related activities located in France, Germany, Spain and the United Kingdom, organized into French, German, Spanish and

British operational companies, respectively. EADS will hold, directly and indirectly, 80% and BAE SYSTEMS 20%, of the shares of Airbus S.A.S., a *société par actions simplifiée* registered in France.

EADS, through its 80% interest in Airbus S.A.S., will have effective management control over its operations, while BAE SYSTEMS will enjoy specific minority rights. Certain strategic decisions, such as acquisitions and divestitures valued at more than U.S.$500 million, approval of the three-year Business Plan (but not the annual budgets or the launch of new programs) as well as certain actions which would dilute the ownership interest of BAE SYSTEMS in Airbus S.A.S., will require unanimous agreement.

BAE SYSTEMS has been granted an option to sell its Airbus S.A.S. shares at open market value to EADS, either for cash consideration or in exchange for EADS shares, at EADS' discretion, except that BAE SYSTEMS may elect to receive cash where the issue of EADS shares would require prior burdensome regulatory authorizations impacting significantly the allocation of the EADS shares. This put option can only be exercised, during the initial three-year period, in the event that BAE SYSTEMS disagrees with certain strategic decisions and thereafter is exercisable without cause. EADS benefits from a call option at open market value on these shares in case of a change of control over BAE SYSTEMS in certain circumstances. Likewise, BAE SYSTEMS can require EADS to purchase its Airbus S.A.S. shares at open market value in the event of a change in control, in certain circumstances, of BAE SYSTEMS or EADS.

Beginning with the 2003 financial year, BAE SYSTEMS will be entitled to receive enhanced dividends, subject to deliveries of A340-500/600 aircraft exceeding an agreed target rate. The enhanced dividends, which will be indexed to Airbus S.A.S.'s future growth, could represent a non-indexed value from zero up to a cap of Euro 237.5 million (based on current economic conditions) over the following ten years.

Shareholder and strategic matters relating to Airbus S.A.S. will be decided by a Shareholder Committee, to which EADS will appoint five members and BAE SYSTEMS two members. Mr. Rainer Hertrich, co-CEO of EADS, will be the first chairman of the Shareholder Committee. Mr. Noël Forgeard, as first Chief Executive Officer of Airbus S.A.S., will be responsible for the operational management of the Airbus business, together with the Executive Committee, consisting of himself and up to nine other members, two of which will be members proposed by BAE SYSTEMS, all of them agreed by the CEO of Airbus S.A.S. and appointed by the Shareholder Committee.

As a consequence of its majority interest in Airbus S.A.S. and of the control provided by the formation agreement and the shareholders agreement related to Airbus S.A.S., EADS will consolidate 100% of the newly integrated group in its financial statements starting January 1, 2001.

Implementation of the new structure

In anticipation of closing of the formation agreement, Airbus began to restructure its operations in mid-2000. In addition to marketing, customer support, management and coordination of industrial and engineering activities, Airbus management will therefore be directly responsible for all design, engineering, manufacturing and production functions.

Synergies

Management expects that the Airbus S.A.S. shareholders will benefit from efficiencies and savings achieved by eliminating duplication of resources and investments, cutting overhead costs, taking advantage of increased purchasing power, concentrating research and development, and implementing a unified strategy in decision making.

Management has set itself a target of recurring annual savings resulting from synergies of approximately Euro 350 million from 2004 for Airbus S.A.S. These encompass Euro 250 million from the integration of EADS founding partners' assets and an additional Euro 100 million from the integration of the BAE SYSTEMS Airbus related activities and the introduction of the Airbus S.A.S. unified management structure.

Management believes that Airbus S.A.S. will further enhance Airbus' competitive position by benefiting customers through a fully integrated customer service support organization, and by providing critical mass to fund new programs internally.

Production

Workshare

Airbus aircraft are produced using an efficient and flexible system that has optimized the specialized skills developed during the last 30 years. Each task in the building of the Airbus aircraft (from design, definition and production to product or operational support) is allocated to industrial sites according to their specialized expertise. The nurturing and development of centers of excellence, although a legacy of the past, constitutes an original and competitive feature of Airbus manufacturing.

Engineering

Engineering activities are allocated to the industrial sites on the basis of their fields of expertise, so as to ensure the quality and efficiency of work on the design and the integration of the overall aircraft, as well as of aircraft systems and sections. Notwithstanding the agreed allocation, the search for engineering excellence is stimulated through various arrangements, such as design reviews and research in new technologies. This has ensured an efficient safeguard against complacency. The engineering teams are supported by system tests and integration laboratories, structural test centers and the Airbus flight test center.

Manufacturing facilities

In support of workshare and engineering arrangements, there has been substantial investment in the various manufacturing facilities located at sites around Europe (for example at Nantes, Meaulte, St. Nazaire and Toulouse in France; Hamburg, Bremen, Nordenham, Varel, Laupheim, Stade and Dresden in Germany; Getafe, Illescas, Puerto Real and Cadiz in Spain) with a view to creating highly specialized centers of excellence based on the core competencies of each site within its field of expertise.

Production Flow

Specialization at engineering and production levels has ensured a production flow in which the relevant parts are supplied to the appropriate component and sub-assembly centers of excellence for the purpose of the systems integration and interiors installation. Sub-assembly takes place at a variety of sites located in France, Germany, Spain and the United Kingdom. Once sub-assembly is completed, parts are then transported to either Toulouse (A300/A310, A330/A340 and A320) or Hamburg (A319/A321) for final assembly.

The completed sub-assemblies are flown to these sites using a fleet of five Airbus A300-AST "Beluga" Super Transporters designed specifically for the Airbus production network. In addition to being cheaper than road, rail or sea alternatives, this method reduces transportation time and is designed to ensure that no major sub-assembly is out of the production cycle for more than 48 hours.

Production ramp-up

In response to the success of the Airbus family in the market and to ensure continued ability to satisfy customer demands, Airbus has initiated a ramp up of production rates over the next three years. The production increase will allow Airbus to deliver an average 30 single aisle aircraft per month in 2003, up from an average of 21 in 2000, and eight long-range wide-body aircraft, up from an average of six in 2000. Under this scenario, total deliveries in 2003 could reach the 450 aircraft mark. Continued demand and a backlog of firm orders and options representing 90% of the projected production increase support this decision.

Airbus intends to emphasize flexibility while achieving this production rate increase, which is expected to cost less than Euro 150 million, to be recouped over two years.

By operating existing manufacturing facilities at full capacity, boosting reliance on outside suppliers aware of Airbus' specific requirements, and directing productivity improvements, Airbus expects its own capacity, personnel and workload to increase progressively but less than proportionately to the increases in targeted production.

4.1.3 Military Transport Aircraft

Introduction and Overview

The Military Transport Aircraft Division (the "**MTA Division**") manufactures and sells light and medium military transport aircraft and is responsible for the A400M project regarding the development of a European heavy military transport aircraft. In addition, the MTA Division produces and sells mission aircraft, which are derived from an existing platform and dedicated to a specialized military task such as maritime surveillance or antisubmarine warfare. The MTA Division is also involved in the aerostructures business, acting as supplier to aerospace manufacturers worldwide.

Pro forma consolidated revenues of the MTA Division accounted for over 1% of EADS' total pro forma consolidated revenues for 2000 and Management believes that the A400M project represents an opportunity for significant future revenue growth.

Strategy

The MTA Division's strategic aim is to develop its core businesses to exploit its technical expertise and the opportunities arising from the merger of Aerospatiale Matra, Dasa and CASA to maximize profitability and gain market share. To achieve this aim, the MTA Division has implemented a focused, two-prong strategy to:

- **Consolidate its leadership position and address the growing demand for modern and dependable tactical military transport aircraft.**

  EADS is the global leader in the market segments for light and medium sized military transport aircraft. Through the addition of the A400M heavy transport aircraft, EADS expects to offer a full range of tactical military transport aircraft and to capture a market with high replacement potential heretofore dominated by Lockheed Martin.

- **Optimize the capabilities of EADS to become a major supplier of mission aircraft.**

  The MTA Division relies on its own specialized technologies as well as those of the Defence and Civil Systems Division, on EADS' wide range of platforms and on the conversion expertise of the Aeronautics Division to produce aircraft satisfying customers' mission-specific requirements.

Moreover, the MTA Division possesses outstanding expertise in the utilization of composite materials for aerostructure manufacturing and advanced automation processes. Aircraft built with composite materials, such as carbon fiber, can carry greater payloads because the frame of the aircraft is lighter than with traditional materials. The MTA Division intends to maintain its competitive advantage in its aerostructures activities.

Market

Military Transport Aircraft

Governments and multinational organizations constitute the MTA Division's principal customers in the market for tactical military transport aircraft. This market consists of three segments: (1) light transport aircraft, with a payload of one to four tons, (2) medium transport aircraft with a payload of five to fourteen tons and (3) heavy transport aircraft with a payload of fifteen tons or more.

Light Military Transport. This is a mature market which has diminished in size as countries develop economically and are able to afford medium military transport aircraft. The CASA C-212 has been the historical leader in this market segment, with an average market share of 21% over the last five years. The C-212's main competitors are manufactured by PZL of Poland, LET of the Czech Republic and Raytheon of the U.S.

Medium Military Transport. Management believes this market will continue to experience moderate growth. EADS models are prominent in this market segment, with the CN-235 and C-295 models having an average market share of 45% over the last five years, followed by their competitors the IPTN NC-235 and the C-27J produced by LMATTS, a joint venture of Alenia and Lockheed.

Heavy Military Transport. This market segment has historically been driven by U.S. policy and budget decisions and hence has been dominated by U.S. manufacturers, in particular Lockheed Martin's C-130 Hercules. While the U.S. is reducing its fleet size, Management believes that the European transport fleet needs replacement and growth, representing an opportunity for the new A400M aircraft.

EADS has chosen thus far not to compete in the separate market segment for super-heavy, strategic airlift aircraft.

Mission Aircraft

Management estimates the potential demand for mission aircraft at approximately Euro 25 billion over the next 10 years. It is a high technology market in which added value plays an integral part and customers are increasingly demanding comprehensive solutions tailored to their operational requirements. European governments have identified a need for independent access to information in a theater of operations. This development is expected to boost demand for European-produced mission aircraft in the near term. However, this market remains dominated by U.S. companies.

Products

Tactical Transport Aircraft

C-212 — Light Military Transport. The C-212 was conceived as a simple and reliable unpressurized aircraft able to operate from makeshift airstrips and carry out both civilian and military tasks. The first model in the series, the S-100, entered into service in 1974. With a payload of 2,950 kg, the new version of the C-212, the Series 400, entered into service in 1997. It incorporates improvements such as new avionics and engines for enhanced performance in hot climates and high altitudes, as well as improved short take-off and landing (STOL) performance. The C-212's rear cargo door provides direct access for vehicles, cargo and troops. Its configuration can be changed quickly and easily, reducing turnaround times. The aircraft can perform airdrops and other aerial delivery missions. As of December 31, 2000, 467 C-212s had been sold to 89 operators.

CN-235 — Medium Military Transport. The first model in the CN-235 family, the S-10, entered into service in 1987. The latest model in the CN-235 family, the Series 300, entered into service in 1998 and is a new-generation, twin turboprop, pressurized aircraft. The CN-235-300 is capable of transporting a payload of up to 6,000 kg, representing (1) 48 paratroopers, (2) 21 stretchers plus four medical attendants, (3) four of the most widely used type of freight pallet or (4) oversized loads such as aircraft engines or helicopter blades. Paratroop operations can be performed through the two lateral doors in the rear of the aircraft or over the rear ramp. Variants of the CN-235-300 are used for other missions, including maritime patrol, electronic warfare and photogrammetric (mapping) operations. As of December 31, 2000, 231 CN-235s had been sold to 32 operators.

C-295 — Medium Military Transport. Certified in 1999, the C-295 retains the basic configuration of the CN-235, but benefits from a stretched cabin permitting the aircraft to carry a 50% heavier payload at greater speed over similar distances. The C-295 is equipped with integrated avionics incorporating digital cockpit displays and flight management system (FMS), enabling tactical navigation, planning and the integration of signals from several sensors. Both the CN-235 and C-295 have been designed as complements to or replacements for the aging C-130 Hercules. Management believes that the CN-235 and C-295 can accomplish most of the C-130's missions at a lower operating cost, permitting the C-130 to be used for heavier cargo transport only, thereby extending its service life. As launch customer, the Spanish Air Force has contracted for the initial deliveries of the C-295, while the Swiss Chief of Armament has announced the selection of the C-295, subject to formal execution of a contract that Management expects by the end of 2001, which would make the Swiss Air Force the first export customer for the C-295.

Airbus A400M Project — Heavy Military Transport. The A400M is designed to meet the Future Large Aircraft ("**FLA**") requirements set out by seven European nations to replace their aging C-130 Hercules and C-160 Transall fleets. In addition, the new aircraft is intended to respond to changing geopolitical requirements (including increased humanitarian, peacekeeping and military missions).

The Airbus Military Company ("**AMC**") submitted its proposed solution, designated the "A400M", for the FLA in January 1999, featuring a large cargo hold, long-range capability, operational flexibility and low maintenance costs.

Originally, AMC was established by Airbus, CASA, Dasa, Aerospatiale Matra, BAE SYSTEMS, Alenia of Italy, TAI of Turkey and Flabel of Belgium. Shares in AMC were allocated to these shareholders to reflect the projected requirements expressed by each of the seven countries represented. The three EADS founders and BAE SYSTEMS transferred their interests in AMC to Airbus Industrie in April 2000, making Airbus Industrie the majority shareholder in AMC.

In July 2000, the Ministers of Defence of the participating countries made a joint public declaration of their intention to order 224 A400M aircraft with Belgium committing to seven aircraft, France to 50, Germany to 73, Italy to 16, Spain to 27, Turkey to 26 and the UK to 25. Subsequently, Luxembourg committed to order one aircraft and Portugal four, Portugal joining the program as an industrial partner. Based on the currently offered prices for the basic version of the aircraft, the total amount of the above orders is approximately Euro 17.5 billion.

Management expects that the final contract for the A400M will be signed in the first half of 2001, leading to its first flight in 2005.

EADS has tasked the MTA Division with the overall management of the A400M program, because of its experience in the management of military transport aircraft programs and extensive client network while Airbus will be responsible for the industrial realization and manufacture of the A400M. The A400M will integrate a number of features from existing Airbus aircraft, including a two-person cockpit, fly-by-wire controls and advanced avionics. Additionally, the A400M would benefit from Airbus' maintenance procedures and worldwide customer support network. On the basis of the current orders, EADS' workshare in the A400M program is approximately 65.5%.

Management believes that its successful FLA bid will provide EADS with a number of specific advantages, including (1) a euro-denominated revenue stream enabling EADS to reduce its exposure to exchange rate risks, (2) a long-term military contract insulated from the cyclical nature of the civil aircraft market and (3) the opportunity to develop expertise and technologies for new materials and processes.

Mission Aircraft

Mission aircraft are often derived from existing platforms and adapted to particular missions, in general for military customers. Adaptations to the platform require thorough knowledge of the basic airframe, which generally only the aircraft manufacturer possesses. The skills necessary for overall systems integration production of such aircraft are extensive and the number of participants on the world market is largely limited to a few major U.S. companies.

Because of the significant cost associated with developing a mission aircraft and the limited size of any single European market, these programs tend to be funded and developed in Europe on a multinational basis with a view to selling proven technologies. EADS believes its strong position in Europe will allow it to exploit opportunities on a worldwide basis.

Strategic Tanker Aircraft

In the medium term, EADS will seek to provide a competitive alternative to the near-monopoly currently enjoyed by Boeing products in the market for strategic tanker aircraft and which will help to ensure Europe's ability to independently set up projects. Management believes that the market for strategic tanker aircraft amounts to more than 70 aircraft over the next 15 years, with initial prospects in the UK, Germany and Italy. In January 2001, EADS, Rolls Royce, Cobham, Brown and Root Services and Thales together formed the AirTanker consortium to bid for the UK Ministry of Defence's Future Strategic Tanker Aircraft (FTSA) program. Structured as a Private Finance Initiative, this program would replace ageing VC10 and Tristar tankers, currently operated by the Royal Air Force, with a system based on the long-range family of Airbus aircraft.

Tactical Tanker Aircraft

Management believes that various European air forces will also require tactical tanker aircraft, a need that EADS can meet through an A400M tanker variant.

Customized and Converted Platforms

In this category EADS is able to offer logistics transport aircraft such as Airbus cargo variants, aircraft offering protection to government executives such as the A340 VIP and upgrades of combat aircraft to meet new mission requirements. The MTA Division won a contract in 2000 to customize two A310 aircraft into VIP versions for the Spanish Air Force.

Airborne Ground Surveillance (AGS)

Within the framework of NATO, France, Germany, Italy and The Netherlands have expressed interest in the development of an AGS System. The MTA Division could provide candidate solutions based on the Airbus A321 platform, integrating systems provided by the Defence and Civil Systems Division.

Maritime Surveillance Aircraft

The MTA Division can provide different solutions for maritime surveillance aircraft based on a C-212, CN-235, C-295, Atlantic or P-3 Orion platform, for which EADS has already developed a new-generation, open architecture mission system called FITS (Fully Integrated Tactical System). In 2000, the MTA Division won an order for the modernization of five P3-Orion aircraft for the Spanish Air Force.

Airborne Early Warning and Sky Surveillance (AEW)

EADS is currently studying the commercial feasibility of developing an AEW aircraft with advanced active module radar. This project would allow EADS to provide a new generation of high-performance AEWs which are more cost-effective to operate than the current generation. EADS expects that such AEW systems could be offered in the future on several different platforms.

Production

The C-212, CN-235 and the C-295 are manufactured in the factory located within the San Pablo Airport in Seville. Management expects that the final assembly of the A400M will take place at the San Pablo Airport facility, while other Airbus centers of excellence across Europe will procure sections and subsections in accordance with their capabilities.

4.1.4 Aeronautics

Introduction and Overview

The Aeronautics Division conducts all aeronautics activities outside of the Airbus and Military Transport Aircraft Divisions. For 2000, the Aeronautics Division earned pro forma consolidated revenues of Euro 4.7 billion representing 19% of EADS' total pro forma consolidated revenues.

Through Eurocopter, EADS is the world's leading producer of helicopters for the civil market and the leader in the European military helicopter market. Management expects Eurocopter sales in the European military market to increase substantially due to demand for the Tiger attack helicopter and the NH90 military transport helicopter developed for a number of European governments.

As one of the primary developers of the Eurofighter, EADS is well positioned to become one of the leading manufacturers for this type of military combat aircraft.

In addition to Eurocopter and Eurofighter, the Aeronautics Division has significant businesses in the areas of regional aircraft (ATR), light aircraft (EADS Socata) and aircraft conversion and technical services (EADS Sogerma and EFW).

Strategy

The strategy of the Aeronautics Division includes the following goals:

- **Derive organizational and market synergies from the combination of businesses within the division.**

  The conversion of Airbus passenger aircraft into freighters and the consolidation of aerostructure activities represent two particularly promising areas of integration. In addition, Management intends to actively pursue unifying the objectives of heretofore competing businesses and streamlining their management.

- **Further penetrate the market for military helicopters and maintain leadership in the market for civil helicopters.**

  The Aeronautics Division will continue to expand into the military export market by marketing the Tiger and NH90 helicopters. It will complete the renewal of its full product line of modern civil helicopters and improve its civil helicopter operations, in particular through the exploitation of synergies with its military helicopter activities. Because customer services are an important source of revenues and a key buyer value, the Aeronautics Division will continue to strengthen its worldwide network of marketing, distribution and customer support systems, which cover the more than 8,700 Eurocopter aircraft in operation.

- **Develop and capitalize on demand for Eurofighters in the export market.**

  EADS intends to leverage its 46% interest in the consortium that has developed the Eurofighter multi-role combat aircraft. The strategy of the Aeronautics Division is (1) in the near term, to achieve a high level of efficiency and quality in the production of Eurofighters, with deliveries commencing in 2001 and (2) in the medium term, to capture at least 50% of the potential export market for this type of aircraft, which has an estimated size of more than Euro 50 billion over the next 30 years.

- **Establish the European Military Aircraft Company (EMAC) with Finmeccanica.**

  The Aeronautics Division has pursued its negotiations with Finmeccanica to create EMAC, combining most of EADS' military aircraft activities with the military aircraft activities of the Alenia subsidiary of Finmeccanica, including Eurofighter and the military trainer aircraft activities of the Aermacchi company in which Finmeccanica owns a 25.45% interest. With German, French, Spanish and Italian participation, the scale and scope of the joint venture will make it a compelling proponent of, and partner in projects to develop a next generation fighter or advanced trainer aircraft.

  The formation of EMAC is expected to be completed during the course of 2001. As currently contemplated, EMAC would initially involve 50% shareholdings by each of EADS and Finmeccanica, which will contribute assets and activities to the joint venture company. Finmeccanica would contribute all of its subsidiary Alenia Aeronautica's military and civil aircraft activities, including (1) fighter aircraft, (2) heavy unmanned aerial vehicles (UAVs), (3) military transport aircraft, (4) mission aircraft, (5) military aircraft maintenance and conversion, and (6) aerostructures. The combination of these Alenia activities with the combat and training aircraft activities as well as mission aircraft and certain aerostructures activities of EADS should allow for operational efficiencies. Chief among these would be that EMAC would become the majority shareholder (67%) of the Eurofighter program.

Corporate governance responsibilities for EMAC are expected to be divided evenly between EADS and Finmeccanica. Based on pro forma information for the year 2000, EMAC had combined revenues of approximately Euro 2.5 billion and had approximately 17,000 employees.

In addition, Finmeccanica would be given the opportunity to acquire a shareholding of up to 5% in Airbus S.A.S.. This shareholding would give Finmeccanica a workshare in the Airbus production process in proportion to its participation. Finmeccanica would also be given the opportunity to participate as a 10% risk partner in the development and production of the Airbus A380.

- **Provide Airbus customers with a comprehensive conversion and maintenance service for the entire Airbus aircraft range.**

  Exploiting EADS' exceptional knowledge of Airbus aircraft and relationships with Airbus customers, the Aeronautics Division continues to expand its Airbus conversion and maintenance business.

EUROCOPTER

Overview

Eurocopter was created in 1992 by the merger of the helicopter divisions of Aerospatiale and Dasa. Both already had a long history in the field of design, development and production of helicopters and were already cooperating in the framework of the European programs for the Tiger and NH90 military helicopters. Eurocopter is the world's largest manufacturer of helicopters in terms of total aircraft deliveries. In 2000, Eurocopter captured about half of the worldwide market share for civil helicopters.

Market

In 2000, the market for new helicopters amounted to approximately Euro 9.7 billion. Military helicopters are usually larger and their systems are generally more sophisticated than commercial helicopters. Market data indicates that in 2000, volume stood at 498 civil aircraft and 522 military aircraft. According to a study carried out by the Teal Group in July 2000, 4,712 civil and 4,494 military helicopters are expected to be built around the world over the period 2000 to 2009.

Military demand for new helicopters is principally driven by budgetary considerations, the need to replace ageing fleets and strategic considerations. Management believes that the advanced age of current fleets, the emergence of a new generation of helicopters equipped with integrated technology systems and the ongoing introduction of combat helicopters into many national armed forces will contribute to increased military helicopter procurement over the next several years. Demand from the military segment has historically been subject to large year-to-year variations, due to evolving strategic considerations.

The helicopters sold in the civil sector provide transport for corporate executives, offshore oil drillers, diverse commercial applications and state agencies, including police, medical and fire-fighting services. Management believes that global civil deliveries will remain relatively stable in the next five years.

The military segment is highly competitive and is characterized by competitive restrictions on foreign manufacturers' access to the domestic defense bidding process, sometimes to the virtual exclusion of imports. As a result, Eurocopter's share of the global market for military helicopters has in the past been relatively small whereas the introduction of the Tiger and NH90 is likely to increase this share in the future.

In the military segment, Eurocopter's principal competitors are the five major helicopter manufacturers operating worldwide, including two in Europe (Agusta, a subsidiary of Finmeccanica, and Westland) and three in the United States (Bell Helicopter, Boeing and Sikorsky). Additionally, there are a number of domestic manufacturers that compete in their respective national markets.

Eurocopter's principal civil competitor globally is Bell Helicopter, a division of Textron Inc. of the United States. The civil helicopter segment is relatively concentrated, with Eurocopter and Bell Helicopter together accounting for approximately 89% (49% for Eurocopter and 40% for Bell Helicopter) of total civil helicopter sales worldwide in 2000.

Products and Services

Existing Products

Management believes that Eurocopter currently offers the most complete and modern helicopter product range, covering more than 85% of the overall civil and military market spectrum. The Eurocopter product range comprises (1) light, single-engine helicopters such as the EC120 Colibri and the Ecureuil and light twin-engine helicopters, such as the EC135 and EC145, (2) medium helicopters, such as the Dauphin, and (3) medium-heavy helicopters, such as the Super Puma. Eurocopter's product line is based on a series of new-generation platforms that are designed to be adaptable to both military and civil applications.

Products in Development

Eurocopter has been credited with a number of technological "firsts": the first turbine helicopter in 1955, the introduction of composite materials starting in 1968, the invention of the shrouded tail rotor ("fenestron") that same year and the introduction of fly-by-wire systems in 1997. Eurocopter is researching other advanced technologies, including tilt rotor technology that the European Commission research and technology directorate regards as a critical technology.

Development activities represent 18% of Eurocopter's total revenues for 2000. These sales were derived principally from the externally funded development of the Tiger and NH90 programs.

Military Segment

Current product development projects include (1) the NH90, a military transport helicopter with different versions for tactical, naval and combat-search and rescue applications, (2) the Tiger attack helicopter and (3) the EC635, the military version of the light, twin-engine EC135.

The NH90. The NH90 was developed as a multi-role helicopter for both army and navy applications. The project, principally financed by the governments of France, Germany, Italy and the Netherlands, was jointly developed by Eurocopter, Agusta of Italy and Fokker Services of the Netherlands as joint partners in Nato Helicopter Industries (NHI) in direct proportion to their countries' expressed procurement commitments. Confirmed requirements for the NH90 are for 595 helicopters. In June 2000, a contract for industrial implementation and production of a first lot of 243 helicopters plus 55 optional helicopters was signed between NAHEMA (NATO Helicopter Management Agency), the program company created by the four partner countries, and NHI. Production of this first lot started in 2000, with first deliveries expected in 2004. Management believes that the NH90 platform has significant export potential as a military platform that may also have civil applications in the future.

The Tiger. In 1987, the French and German governments launched the Tiger combat attack helicopter program. Development is nearing completion, with two variants based on the same airframe, an antitank variant and a support and protection variant. Initially, the antitank variants are to be built for both the French and German armies, while only the French army has expressed requirements for the support and protection variant. In June 1999, Eurocopter received initial orders for 160 aircraft, 80 from Germany and 80 from France, while total requirements of 215 aircraft for France and 212 for Germany were confirmed. Deliveries pursuant to the initial order are scheduled to commence in 2003.

The EC635. Following the receipt of an order for the military version of the light twin-engine EC135, development work recently commenced on a platform designated as the EC635.

Civil Segment

In recent years Eurocopter has invested in the renewal of its civil product line, enhancing its competitive position in the civil segment so that its share of the world market currently stands at around 50%. Eurocopter has successfully introduced such newly developed products as the light, single-engine EC120 and the light, twin-engine EC135, and such major product upgrades such as the EC155, the latest evolution of the medium class Dauphin, into the international markets. Development work is currently being carried out on the EC145 light helicopter, a derivative of the BK117. In 2000, Eurocopter received certification from the European Joint Aviation Authority (JAA) and the U.S. Federal Aviation Authority (FAA) for the EC 130, a derivative of the Ecureuil. Deliveries of the EC 130 started in 2001.

Customer Support

A helicopter's service life ranges from 25 to 30 years depending on the model and usage patterns. Military and civil purchasers typically expect to receive customer support in the form of pilot and support personnel training, replacement parts, maintenance, repair and other after-sales services for their fleets.

Demand for customer support depends chiefly on the size and age of helicopter fleets, as well as the capacity of individual operators to handle routine maintenance and repair work internally. Smaller civil operators generally subcontract a larger portion of their maintenance work. Military customers generally strive for self-sufficiency in maintenance, but continue to rely on the original manufacturer for extensive parts inventories and helicopter upgrades.

As of December 31, 2000, Eurocopter products constituted the world's second largest manufacturer fleet, with more than 8,700 helicopters in service worldwide. As a result of the large Eurocopter product fleet in operation, customer support activities represented 36% of Eurocopter's revenues for 2000. Eurocopter's customer support activities consist principally of training, maintenance, repairs and spare part supply for the in-service Eurocopter fleet, as well as some upgrading and modernization services for the German fleet of non-Eurocopter products. In order to provide efficient worldwide service to fleet operators of all sizes, Eurocopter has established an international service network of subsidiaries, authorized distributors and service centers. To extend the range of services offered to customers, Eurocopter and Thales have together established HELISIM, a helicopter training center, which is to open in 2001.

Customers and Marketing

Eurocopter's principal military clients have been the governments of European countries, followed by clients in Asia and the Middle East. Eurocopter's penetration of the civil and para-public market is globally well distributed: in 2000, Eurocopter's market share in this segment stood at approximately 75% in Europe, 44% in Asia and 42% in the U.S. and Canada. Eurocopter's penetration of the civil and para-public market in the U.S. and Canada places it first among manufacturers, including Bell Helicopter.

Eurocopter's global strategy is reflected in its development of a large international network, currently comprising 13 foreign subsidiaries. This is complemented by a worldwide network of authorized distributors and service centers designed to service the largest number of potential clients.

In addition, Eurocopter has developed expertise in production licensing, joint production and subcontracting agreements and has been developing links with industrial partners and suppliers in more than 35 different countries.

Eurocopter helicopters are currently operated by approximately 1,970 operators in 133 countries, forming a broad established client base for Eurocopter's customer support activities. A measure of the wide distribution of Eurocopter products is that most Eurocopter's customers operate fleets of between one and five helicopters.

The versatility and reliability of Eurocopter products have made them the preferred choice in terms of specific requirements by operator or mission. The U.S. Coast Guard operates 95 Dolphin (Dauphin) helicopters and the world's largest offshore operators (Norwegian Helicopter Services and PHI) use Eurocopter helicopters for passenger transport and offshore oil industry support. In the Emergency Medical Service market segment, Eurocopter helicopters dominate the fleets of large operators such as Rocky Mountain Helicopter in the U.S. and ADAC in Germany. Many government agencies around the world with high serviceability requirements, including police and armed forces, rely on Eurocopter products.

Production

Eurocopter's manufacturing development activities are carried out primarily in four locations, two in France and two in Germany. The French sites are located at Marignane, in southern France, and La Courneuve, near Paris. The German sites are located at Donauwörth and Ottobrunn, near Munich.

MILITARY AIRCRAFT — EUROFIGHTER

Overview

The Eurofighter 2000 (known as "Eurofighter" and also as "Typhoon" for export outside Europe) is a high-performance multi-role combat aircraft optimized for air superiority in complex air combat scenarios, with beyond visual range missile capability and close-in combat agility. It is fully compatible with state-of-the-art NATO weapon systems. Launched in October 1988, this program entered the production phase in January 1998 pursuant to an "umbrella contract" which provides for the procurement of 620 aircraft by Germany, Italy, Spain and the United Kingdom.

New technologies developed in the course of the Eurofighter program are being migrated to civil applications, airframes and avionics. The robustness of combat aircraft components transfers well into the civil domain, leading to enhanced reliability through advanced construction techniques and design.

Market

Global production of fighters is spread among the two major U.S. suppliers, the smaller European competitors, and Russian producers.

Following the wave of industry consolidation in the United States, the two remaining prime contractors of fighter platforms are Boeing (incorporating McDonnell Douglas), maker of the F/A-18 and F-15, and Lockheed Martin, producer of the F-16 series. The new F-22 will be manufactured by the two companies jointly, with Lockheed Martin as prime contractor. In this sector, Northrop Grumman remains active only as the principal subcontractor (approximately 40%) on the F/A-18E/F.

In Europe, fighter production is spread among three manufacturers: (1) Dassault Aviation, maker of the Rafale and Mirage 2000; (2) Saab — with partner BAE SYSTEMS — producing the Gripen; and (3) the four-nation Eurofighter consortium, composed of EADS, BAE SYSTEMS and Alenia.

In Russia, the two suppliers of fighter aircraft are (1) Sukhoi, producing the Su-27 and numerous derivatives numbered up to Su-35, on the one hand, and (2) VPK MAPO, formerly the Mikoyan Design Bureau, which manufactures the MiG-29 and its derivatives such as the MiG-29SMT.

The combat aircraft platforms presently in contention for fighter procurement by the majority of the world's Ministries of Defense are as follows:

Manufacturer	Aircraft Type	Date of First Delivery
Boeing (McDonnel Douglas)	F-15 *(Eagle)*	1973
Lockheed Martin	F-16	1976
Boeing (McDonnel Douglas)	F/A-18 *(Hornet)*	1980
Dassault Aviation	Mirage 2000	1983
VPK/MAPO	MiG-29	1983
Sukhoi	Su-27 Series	1986
Saab	Gripen	1993
Boeing	F/A-18 *(Super Hornet)*	1998
Dassault Aviation	Rafale	1999
Mitsubishi/Lockheed Martin	F-2	2000
Boeing/Lockheed Martin	F-22 *(Raptor)*	2001(1)
Eurofighter consortium	Eurofighter *(Typhoon)*	2001(1)

(1) Planned delivery date

In addition to the above, two consortia, one led by Lockheed Martin and the other by Boeing, are bidding to develop the Joint Strike Fighter ("**JSF**") for the U.S. Department of Defence. Ultimately, the JSF may be developed jointly, rather than on a "winner takes all" approach.

According to the Teal Group, "fly away" prices for fighters, depending on model and specification, range from U.S.$30 to 100 million, of which the major constituent parts of a fighter platform — the airframe, the engine and the aircraft systems and equipment — each typically representing approximately one-third of the total per unit cost.

Program Structure

Eurofighter Jagdflugzeug GmbH ("**Eurofighter GmbH**") is the program management company for the Eurofighter program. The company's shares are currently held by EADS (46%), BAE SYSTEMS (33%) and Alenia (21%).

The respective production workshares of the participating partners within the Eurofighter consortium stand at 43% for EADS, 37.5% for BAE SYSTEMS and 19.5% for Alenia, reflecting the relative number of aircraft ordered. EADS is responsible for the center fuselage, the flight control systems, the manufacture of the right wing and leading edge slats, as well as final assembly for the 180 aircraft destined for the German military and the 87 aircraft ordered by the Spanish armed forces. Eurofighter is a single source program, without redundancies in design or production responsibilities (with the exception of final assembly where the economic factor is marginal), leading to an efficient program cost structure.

The formation of EMAC between EADS and Alenia, which is expected in 2001, will further consolidate the control of the Eurofighter program, with EMAC holding 62.5% of the Eurofighter workshare.

Customers and Markets

The Eurofighter consortium is seeking to target and capture up to 50% of the total export market estimated at 800 aircraft over the next 30 years and worth in excess of Euro 50 billion. A contract with Greece was initialled in February 2001 for the purchase of 60 aircraft with an option on a further 30 and is now expected to be signed in 2004, following the postponement by the Greek government of various defense procurements.

Ministry of Defense fighter procurement considerations are governed by requirements (need for air defense and/or strike capability) as well as by political and spending constraints, especially in the post-Cold War era.

Specific factors that may shape the answer to the question "how many and which platform?" include (1) primary envisaged role (and a preference for multi-role fighters), (2) nature and frequency of expected missions, (3) interoperability considerations vis-à-vis the national fleet and those of allies, (4) security of supply considerations for parts and (5) maintenance costs — which tend to be lower for newly-developed as opposed to mature platforms. Once a given fleet order has been fulfilled, pilot training, parts and maintenance and interoperability considerations speak in favor of further orders of the same platform (possibly in upgraded versions) in the future.

Production

Eurofighter's development phase is coming to an end: in September 1998, the fixed price contract for the first tranche of 148 aircraft for delivery between the second half of 2001 and 2005 was signed, including 44 destined for Germany and 20 for Spain. Production is expected to continue until 2015, with volumes of 52 aircraft per year from 2004 onwards.

In January 1998, the NATO Eurofighter and Tornado Management Agency ("**NETMA**") signed the umbrella Eurofighter contract for 620 aircraft: United Kingdom, 232 (with 65 options); Germany, 180; Italy, 121 (with nine options) and Spain, 87 (with 16 options). The umbrella contract, while fixing a maximum price for the overall program, also stipulates that production agreements are to be awarded in three tranches, each with progressively lower fixed prices than the one preceding it. NETMA is an official NATO agency that contracts directly with Eurofighter GmbH.

The Eurofighter is designed to enhance fleet efficiency through a single platform tasked with supersonic beyond visual range combat, subsonic close combat, air interdiction, close air support, air defense suppression and maritime attack roles. The tactical requirements of the aircraft include all-weather capability, short take-off and landing capability, high survival capability and operational rates, as well as independence from external ground equipment (autonomy). The Eurofighter was conceived to be suitable for long-term improvement as avionics and weapons systems evolve, providing for an extended service life potential.

Technology Development

EADS and Boeing are currently under contract from, respectively, the German and U.S. governments for a new research program, named VECTOR, the aim of which will be to design innovative flight control systems with integrated thrust vectoring for improved performance and new configuration options, using jet deviation without vertical control services. Among the other goals of the VECTOR program is to demonstrate flights with a reduced tail unit and extremely short take-offs and landings. The knowledge gained from this program, which is slated to last until 2002, may be applied to existing vehicles and new configurations such as the Eurofighter and Mako. The first test flight using an X31 platform took place in February 2001.

MILITARY AIRCRAFT — TRAINING AND LIGHT COMBAT AIRCRAFT

Overview

Management believes the aggregate potential market for training and light combat aircraft to be as high as 2,500 aircraft between 2005 and 2025. The competition in the training and light combat aircraft sector is fierce, with offerings from BAE SYSTEMS (Hawk), Alenia/Aermacchi/Embraer (AMX/ATA), AeroVodochody/Boeing (L-159 ALCA), KAI/Lockheed Martin (T-50) and others.

Products

Mako Program (LCA/AT)

Developed from preliminary studies that commenced in 1994, the Mako is being designed as a light combat/high performance trainer incorporating specific technologies developed within the framework of the Eurofighter program. Management believes that many of the current offerings of other manufacturers in this product sector are nearing the end of their operational lives, with few, if any, economically viable upgrades available. Accordingly, the Mako has been positioned to fill the product gap with a technologically advanced airframe with excellent growth potential at a relatively affordable price structure.

Initially, the aircraft will be available in two variants derived from the same basic design, airframe and propulsion system: a tandem cockpit trainer with a derated engine and limited avionics/weapons systems, and a single seat light combat fighter with advanced radar, ECM suite, and full digital avionics and advanced weapons systems. The stealthy design features composite materials construction and a radar cross section well under one square meter.

EADS is currently in discussions regarding the Mako with several countries, of which the discussions with the United Arab Emirates are the most advanced.

EADS CASA C-101 Aviojet

The C-101 was designed as a training and ground attack jet aircraft. It features seating for two pilots, with the rear seat raised, providing excellent visibility from both positions. The aircraft is characterized by its low fuel consumption, reduced maintenance, excellent maneuverability and low noise and infrared emissions.

The C-101 has an integrated navigation and attack system built around a heads-up display and is equipped with air data and mission computers, together with an inertial platform and display and control unit which are integrated.

Six hard points under the wing and a central station in the fuselage allow military loads of up to 4,000 lbs., providing the C-101 with a high tactical capability. 151 C-101s have been sold to the air forces of Chile, Honduras, Jordan and Spain.

MILITARY AIRCRAFT — SPECIAL MISSION AIRCRAFT

Maritime Patrol Aircraft — MPA 2000

The MPA — Replacement program is designed to replace the Bréguet Atlantics of the German and Italian navies. This program has been postponed several times, which has meant retrofitting the existing Atlantic 1. Nevertheless, the age of these aircraft — over thirty years old — makes their replacement ever more urgent.

Germany has negotiated with Italy to set up a common program that could cover 24 aircraft (14 for Italy, 10 for Germany). The entire program, currently in the definition phase, has been valued at almost Euro 3.5 billion. Development is projected to begin in 2002, with delivery in Germany from 2007 and in Italy from 2008.

The creation of EADS could lead to the extension of the program to France, as the French Navy also wishes to modernize its Atlantique 2 planes, change their systems and replace their engines, depending on the decision of the respective Ministries of Defense.

REGIONAL AIRCRAFT — ATR

Overview

EADS is an equal partner in the ATR consortium with Alenia Aerospazio ("**Alenia**"), a division of Finmeccanica of Italy. ATR is a world leader in the market for regional turboprop aircraft of 40 to 70 seats.

Market

The market for commercial regional aircraft is determined by the requirements of regional airlines for aircraft to operate on routes of an average of 500 kilometers (225 nm) and/or an average travel time of approximately one hour. According to a study carried out by OAG (Official Airline Guide), the number of available seat kilometers in the regional market grew by an average of approximately 8% per year in North America and 10% in Europe between 1990 and 2000. Over the last few years, there has been an increasing demand for regional jet aircraft of less than 70 seats, at the expense of turboprop aircraft, particularly as regional airlines extend their coverage to longer routes. These airlines had historically relied on turboprop aircraft, which are less expensive to purchase and operate than jet aircraft on such routes and offer greater flexibility in terms of climate and runway conditions. However demand for turboprop aircraft has now stabilized.

The regional aircraft industry has experienced concentration in recent years. During the 1990s, a number of manufacturers merged, closed or ceased production of regional aircraft, leading to the withdrawal from the market of BAE Jetstream, Beechcraft, Fokker, Saab and Shorts. As of December 31, 2000, the worldwide market for turboprop aircraft of 40-70 seats in production was dominated by two manufacturers: ATR with 68% of the cumulative sales and Bombardier of Canada with 27%. The worldwide market for regional jets is divided principally between Bombardier, Embraer of Brazil and Fairchild Dornier. The market for jets is currently characterized by vigorous price competition and intergovernmental conflict over state aids for financing of aircraft sales. EADS is currently negotiating a product support arrangement with Embraer, in which it has a minority shareholding.

Products and Services

Commencing with the ATR 42, which entered service in 1985, ATR has developed a family of high-wing, twin turboprop aircraft in the 40-70 passenger market that are designed for optimal efficiency, operational flexibility and comfort. In 1996, in order to respond to operators' increasing demands for comfort and performance, ATR launched a new generation of aircraft designated the ATR 72-500 and ATR 42-500. In November 2000, ATR aircraft were ranked first in the turboprop market for the second year in a row in an operators' and investors' poll conducted by the *Air Finance Journal*. The same poll ranked ATR aircraft second in the overall regional aircraft market, ahead of jets. Like Airbus, the ATR range is based on the family concept which provides for savings in training, maintenance operations, spare parts supply and cross-crew qualification.

ATR 42-500

The ATR 42-500 forms the cornerstone of ATR's family of aircraft. With the widest cabin in its class, the ATR 42-500 provides increased passenger space, improved comfort and enhanced noise control for up to 50 passengers.

With cumulative orders for 365 ATR 42 series aircraft, the series was the best selling aircraft in its market segment (50-seat turboprops) in terms of total orders as of December 31, 2000.

ATR 72-500

The ATR 72 was developed by extending the ATR 42 fuselage to respond to operators' growing need for a larger capacity regional aircraft. The ATR 72-500 has a passenger capacity of up to 74 seats, with the same fuselage cross-section, cockpit and basic aircraft systems as the ATR 42 series. As of December 31, 2000, cumulative orders for ATR 72 series aircraft stood at 272.

Derivative Aircraft

The ATR family of aircraft includes a number of specialized cargo versions. A convertible passenger/freighter version exists in both the ATR 42 and ATR 72 sizes, with a cargo door at the front of the aircraft. In 2000, ATR launched modular conversion solutions addressing the needs of dedicated cargo operators for the transportation of bulk freight and standard loading units. These conversions will be performed by Aeronavali, a subsidiary of Alenia. The first converted aircraft is expected to enter into service in early 2002.

Customer Service

ATR has established a worldwide customer support organization committed to supporting the aircraft over its service life. Service centers and spare parts stocks are located at Toulouse, in the vicinity of Washington D.C. and in Singapore. The ATR "Aircraft on Ground" system works 24 hours a day to meet customer needs, and a spare parts management system links the three parts centers to ensure optimal global parts distribution. To reduce inventory costs, ATR has entered into product support agreements with each vendor to optimize availability of spare parts not stocked in the ATR "Aircraft on Ground" system.

ATR Asset Management

In line with industry practice, a significant portion of orders received by ATR is conditional on its assistance in financing the purchase either through leasing or loan guarantee arrangements. In 1998, to manage the resulting risk and used-plane residual values and respond to the growing market for second-hand aircraft, ATR created the ATR Asset Management Division. By assisting in the placement and financing of used and end-of-lease aircraft, ATR Asset Management has helped broaden ATR's customer base, notably in emerging markets, by providing quality reconditioned aircraft at attractive prices and has helped maintain residual values of used aircraft. In the past, clients for such used aircraft have subsequently purchased new aircraft as they have gained experience in the operation of ATR turboprops. Returned aircraft generally remain out of service for approximately five months awaiting reconditioning and resale or leasing, subject to market conditions.

Production

Facilities

EADS ATR acts as architect-integrator of ATR aircraft and is responsible for the certification and airworthiness follow-up of ATR aircraft. The ATR consortium relies on the specialized skills of Alenia's manufacturing facilities near Naples, Italy and EADS ATR's facilities at Saint-Nazaire and Saint-Martin near the Toulouse airport. EADS ATR carries out final assembly, flight-testing, certification and deliveries at the Toulouse site. EADS ATR outsources certain areas of responsibility to the Airbus Division, including wing design and manufacture, flight testing and information technology.

Production System

EADS ATR's production system, which uses a two-stage final assembly line, is designed to maximize the ATR consortium's ability to react swiftly and effectively to market changes. In the first stage, EADS ATR produces semi-finished aircraft in standard configurations on a continuous basis, enabling it to adjust the first-stage output within certain parameters. When a firm order is placed, the semi-finished aircraft is transferred to a second production stage for final customization in accordance with the customer's requirements. This flexible system enables EADS ATR to reduce its working capital needs through "just in time" supplier arrangements.

GENERAL AVIATION

EADS Socata

EADS Socata manufactures a range of light aircraft for the private civil aircraft market and also engages in aerostructures subcontracting, producing materials and subassemblies for EADS' other aircraft operations, including Airbus. In the general aviation field, EADS Socata has developed over the past 20 years a range of piston engine aircraft, the TB family, and the monoturboprop pressurized TBM 700. These new-generation aircraft compete with products based on models that date back to the 1950s. Many aircraft in the general aviation market are nearing the end of their service life. As a result of strong market acceptance, particularly in the U.S., EADS Socata is raising its TB and TBM 700 families production rates in 2001. Consequently, Management believes that EADS Socata will continue to benefit from an increase in sales in the near term.

Since launching its aerostructures activity in the early 1960s, EADS Socata has positioned itself as a first-line subcontractor for complete assemblies. These activities consist of (1) specialized subcontracting, including design, production, installation and integration, and (2) production subcontracting, which excludes design. EADS Socata is experienced in the use of composite materials for aircraft structural elements, in particular for the Airbus A330/A340, as well as metal-composite combination technology and forming of large-dimension metal panels. In addition, EADS Socata carries out design work for a number of European aviation programs, including Airbus, Eurocopter, Mirage and Falcon aircraft.

AIRCRAFT CONVERSION AND TECHNICAL SERVICES

EADS is a major provider of aircraft conversion and technical services for airlines and air forces.

In the fields of aircraft conversion and technical services, EADS combines the operations of (1) EADS Sogerma, (2) Elbe Flugzeugwerke GmbH (EFW), and (3) military and commercial maintenance activities inherited from Dasa and CASA. Management believes that the concentration of expertise in a stable pool of highly-skilled workers enables EADS' aircraft conversion and technical services group to perform services on a wide range of aircraft, including all of the aircraft produced by EADS. In addition, the exchange of skilled workers in response to cyclical variations in the market could increasingly occur within the aircraft conversion and technical services group, serving as the basis for further synergies. Moreover, EADS can use knowledge gained through maintaining Airbus aircraft to improve initial product quality and reduce maintenance costs.

In the field of commercial aircraft technical services, knowledge exchange within EADS will be valuable in maintaining early-generation Airbus aircraft and also in exploiting the maintenance markets for newer aircraft such as the A320 or A330/A340. Management believes that integrated packages, designed to meet customers' full range of service requirements, will be particularly attractive to small and medium-sized airlines.

COMMERCIAL AIRCRAFT CONVERSION AND TECHNICAL SERVICES

Overview

Passenger to Freighter ("P to F") Aircraft Conversion

Conversion of passenger aircraft into freighter aircraft, which generally requires 30,000 to 40,000 working hours and requires highly-skilled workers to modify the aircraft structure as well as passenger related systems, such as air conditioning, heating and lighting, is one of the main modifications proposed to commercial aircraft owners.

Technical Services

Aircraft maintenance depends on a system of inspections and maintenance services as described in maintenance manuals or maintenance planning documents, published by aircraft manufacturers. Inspections and routine overall services are carried out on a daily, weekly, monthly or annual basis. In addition, general inspections and wider maintenance services are performed every four to five years (the "C4" service) and every eight to ten years (the "C8" or "D" service). The C4 service generally involves 4,000 to 15,000 hours of labor, while the C8 or D service generally involves 6,000 to 35,000 hours of labor. The regularity of the maintenance calendars allows the service provider a high degree of client visibility.

During these scheduled groundtimes or on special dedicated times, light or heavy modifications are also regularly performed to improve the aircraft performance, adapt it to changes in the navigation and airworthiness rules or maintain its financial value. Apart from the P to F conversion, a major modification consists in converting the interior configuration of passenger aircraft, which is performed when the operator decides to modify the layout and the appearance of the aircraft's cabin or when an aircraft is transferred from one operator to another. This type of conversion also includes VIP and business interior manufacture and installation.

In addition to the aircraft maintenance described above, aircraft components require inspection maintenance, overhaul and repair, which may only be performed by certified stations equipped with trained staff. The main components of an aircraft, namely its engines, landing gear and auxiliary power units ("**APUs**") require maintenance which can only be provided by certified stations equipped with trained staff, equipment and tooling. Engine maintenance represents 40%, landing gear 6% and APUs 10% of an operator's overall maintenance costs. Other aircraft components maintenance, including services for components such as avionics, electromechanical devices, hydraulics, pneumatics, cabin equipment, and wheels and brakes, represent more than 20% of overall maintenance costs. These services are provided either directly or in conjunction with airframe checks.

Confronted with the high costs of spares ownership and management, to the burden of maintaining a developed engineering department to guarantee the airworthiness of their fleet and keep it in line with their cost and commercial standards, airlines are more and more attracted by packages offered by technical services providers. In addition, many aircraft operators, such as leasers or non-aviation companies are non-airlines and have no experience in the technical management of aircraft. By providing access to spares pools, fleet technical support and engineering services, EADS gives to its customers the opportunity of concentrating on their core business with the guarantee of the manufacturer's support. Being an actor in these technical ancillary services, EADS is also in a better position to follow up the in-service quality of its products and to anticipate the needs of the operators.

Market

Passenger to Freighter Conversion

The range of customers in the market for civil aircraft freighter conversion include freight service airlines such as UPS or Federal Express, airlines with small aircraft fleets and finance groups which lease aircraft rather than operating the aircraft themselves. Two considerations drive the aircraft operators' decision to convert existing passenger aircraft to freighters. First and primarily, conversion is the most efficient way to obtain a relatively modern freighter. Second, when the decision is made to replace a fleet, it is in the interest of both the operator and the aircraft manufacturer to maintain the residual value at a relatively high level. For the purposes of marketing, the proposal of a new aircraft to a customer can be combined with the conversion of an older model.

According to the Airbus 2000 Global Market Forecast, air freight is expected to grow faster than passenger traffic, at an average annual rate of 5.7% until 2019. Given the retirement of older aircraft, this demand should be met by the introduction of 1,939 dedicated cargo aircraft, of which roughly 75% would come from the conversion of passenger aircraft.

EADS' main competitor in the freighter conversion business is Boeing, which now offers passenger to freighter conversions for its complete range of aircraft except B777 and ex-MD aircraft. As regards conversion of Airbus aircraft, EADS has performed substantially more conversions than BAE SYSTEMS Airbus, which addresses the conversion of the A300B4 and A300-600 models.

Technical Services

The addressable market for commercial aircraft maintenance, which amounted to Euro 2.6 billion in 2000, is expected to attain Euro 3.0 billion in 2003. In this context, the accessible Airbus fleet market should grow.

Independent technical services providers compete with large airlines in this business sector. Certain airlines, such as Air France and Lufthansa, possess their own technical capabilities adapted to the size and types of their own fleet and are therefore able to limit the exposure of their maintenance activities to market cycles. Other carriers, in particular U.S. airlines, seek to limit their expenditure by outsourcing technical activities to independent technical services providers such as EADS Sogerma. Leasing companies are generally guided by financial rather than technical considerations, leading them to pursue a limited technical strategy. However, Management believes that these operators will increasingly be ordering high quality technical services from independent providers.

In the field of components maintenance, EADS Sogerma's main competitors are BF Goodrich, Messier and Lufthansa Technik in landing gears and GE/Honeywell and Triumph in APUs.

Products

The EADS aircraft conversion and technical services group is a supplier of aircraft modifications, including aircraft conversions and upgrading and production of aerospace structures, and technical services for airlines and air forces.

P to F Conversions and Upgrading

In the field of P to F conversions, EADS specializes in the conversion of Airbus A300 and A310 passenger aircraft to cargo usage. Management believes that its joint marketing of maintenance and conversion work has been beneficial, since EADS has been retained to perform maintenance for a large number of converted aircraft. EADS intends to build on this specialization to position itself in the growing market for cargo conversions of A300-600, A320 and A330 aircraft.

EADS has converted a total of 82 A300 and A310 aircraft into freighters. The conversion procedure was first performed on an A300 aircraft in 1982/1983. The conversion kits used comprise original parts, known as Original Equipment Manufacturer or "OEM" parts from the corresponding Airbus serial freighter versions, and result in a converted aircraft which is very similar to a freighter from the series production.

EADS believes that the cabin upgrade market offers growth potential and therefore decided in 1998 to expand its operations in this field.

Technical Services

EADS offers a wide range of scheduled technical services. As the number and age of Airbus aircraft in fleets worldwide increases, Management believes that EADS Sogerma's track record in the Airbus maintenance market positions it well despite market overcapacity. EADS' Bordeaux and Toulouse facilities specialize in the aircraft body maintenance of all Airbus and ATR aircraft as well as the MD80 and military aircraft. In aircraft systems, EADS covers a wide market including Airbus and ATR aircraft at its Bordeaux, Paris-Le Bourget and Rouen facilities, as well as a number of helicopter and military aircraft models. EADS also services instruments on Boeing aircraft through its U.S. subsidiary Barfield. Moreover, in 2000, EADS Sogerma and Northrop Grumman jointly formed EADS Aeroframe Services LLC in the U.S. to address the maintenance, repair and overhaul of large commercial aircraft in that market. This joint venture will seek to capture the growing Airbus fleet in the U.S. with a highly-experienced workforce.

EADS provides maintenance services for many types of components, including engines, auxiliary power units APUs, landing gear, electromechanical devices, hydraulics, and avionics, which include navigation, communications and computer systems.

EADS also provides operational support, engineering and logistical support services, making its extensive stock of spare parts available to aircraft operators. This activity enables EADS to position itself favorably in the market for related repair and maintenance work.

Production

EADS operates through seven facilities in France and Germany as well as facilities in Miami, Florida, Lake Charles, Louisiana and Casablanca, Morocco. EADS Sogerma's Rochefort site in southwestern France specializes in manufacturing cabin equipment and Airbus structural elements, while the Rouen site in northwestern France specializes in APUs and landing gear maintenance for airliners. EADS Sogerma's other sites carry out a variety of maintenance and conversion activities. EFW's facility in Dresden performs passenger to freighter conversions and supplies floor panels for Airbus models.

MILITARY AIRCRAFT CONVERSION

Overview

Management believes that the modernization of military aircraft provides an important business opportunity for sustained growth and profitability. As well as providing a profitable after-market service to existing customers, aircraft modernization operations provide access to new export markets for future sales of all types of aircraft, both military and commercial. The upgrading of military airframes is particularly attractive for countries with limited national defense budgets, such as those in the former "Eastern Bloc", Latin America, North Africa and some Asian regions. For these nations the purchase of new multi-role aircraft is either politically or economically impractical, making upgrading the most cost-effective alternative.

Products and Services

EADS has established expertise in the field of military aircraft conversion and upgrades through programs for such aircraft as F-1 Mirage, Jaguar, F-4 Phantom, F-5, Tornado, MiG-29, E-3A Sentry, P-3 Orion, C-160 Transall, Breguet Atlantic 1 and C-130 Hercules. These capabilities will be of particular value in capturing new markets, such as further upgrades of central European air force aircraft and the future support contracts for the Eurofighter. In 2000, a contract was signed with the UK Ministry of Defence for a mid-life fatigue program of 24 Royal Air Force Tornados and a system upgrade program for German Air Force Tornados was awarded to EADS. In addition, the upgrade of the Hellenic Air Force F-4 Phantoms, begun in 1997, has reached the final stage of flight testing.

The complementary skills and experience of EADS partners in many military aircraft programs provides EADS with the chance to offer a broad spectrum of products to multinational customers and to expand its customer base and export possibilities.

4.1.5 Space

Introduction and Overview

EADS is the third largest space systems manufacturing company in the world after Boeing and Lockheed Martin and the leading European supplier of satellites, orbital infrastructure and launchers. For 2000, the pro forma consolidated revenues of the Space Division amounted to Euro 2.5 billion, or 10% of EADS' total pro forma consolidated revenues.

Largely through its subsidiaries Astrium and EADS Launch Vehicles (ELV), and its business unit, EADS CASA Space Division, the EADS Space Division designs, develops and manufactures:

- satellites;
- orbital infrastructure; and
- launchers.

EADS also provides launch services, through its shareholdings in Arianespace, Starsem and Eurockot, as well as services related to telecommunications and earth observation satellites, through participation in dedicated joint ventures. Furthermore, EADS is active in the fields of optronics and space equipment (e.g. earth and star sensors) through its subsidiary SODERN and in the field of laser technologies through its subsidiary CILAS.

Astrium is the leading European company in the space industry, covering all major segments of the markets for satellites, orbital infrastructure and launcher components. It generally acts as prime contractor in its satellite business supplying (1) telecommunications satellites to leading telecommunications service providers, and (2) earth observation and science satellites to major national and international agencies, such as the European Space Agency (ESA). EADS controls 75% of the voting rights of Astrium. In terms of equity, EADS has a stake of 66% of Astrium, with BAE SYSTEMS holding 25% and DADC and Dornier GmbH (both majority owned by EADS) holding the remaining 9%.

ELV is active in the fields of commercial launchers and ballistic missiles. As the industrial architect for the Ariane family of launchers, it is responsible for the overall design of the launchers and the organization and supervision of the industrial teams. ELV's central role in Ariane is reflected in its responsibility for some of the most complex and critical components of the Ariane system, such as complete stages of Ariane 4 and Ariane 5. In addition, ELV is prime contractor for the development of the Automated Transfer Vehicle (ATV), the cargo vessel designed to service the International Space Station (ISS), and supplies components for satellites and launchers. Furthermore, ELV is the exclusive supplier of ballistic missile systems to the French State.

EADS CASA Space Division is principally active in the field of engineering, production, assembly and testing of advanced structures and equipment for satellites and launchers.

In 2000, the Space Division has undertaken certain restructuring actions leading to headcount reductions at ELV and Astrium. Further workforce reductions are planned in 2001 and 2002 which, along with efficiency initiatives, are intended to lay the basis for increased competitiveness of the division.

Strategy

The Space Division is committed to a profitable growth strategy based upon its leading position in the commercial launcher and satellite businesses. It is dedicated to expanding its market share, capitalizing on key growth opportunities in a rapidly changing environment. The main elements of the Space Division's strategy are as follows:

- **Strengthen Ariane's leadership in the market for commercial launch services.**

  As the main industrial shareholder and supplier of Arianespace, EADS will promote restructuring efforts in the European space transportation industry. For example, EADS is leading these efforts by streamlining its launcher manufacturing activities, with the aim of reducing costs and enhancing key capabilities to enhance Ariane 5 competitiveness. In addition, EADS has taken the initiative to build support among Arianespace's shareholders for a plan to optimize the manufacturing process of the Ariane launcher family. EADS has also devoted considerable efforts to propose to the ESA new options for an increased cooperation with Russia.

- **Extend EADS' leadership in NATO/European military satellite programs.**

  Because EADS' subsidiaries are long-established participants in their national markets (France, Germany, Spain and the United Kingdom), EADS has strong credibility and relationships with government customers in these countries. Exploiting this advantage and its experience as a manufacturer of the telecommunications satellites, EADS intends to generate business as a major contractor in forthcoming European and NATO programs, such as Skynet 5 and the NATO satellites. It also intends to seize market opportunities in the field of military reconnaissance systems, thanks to its existing range of successful commercial and military earth observation satellite systems (e.g. SPOT, HELIOS, ERS). Management believes that European military customers will show heightened awareness of the importance of space systems in the wake of the Kosovo conflict and will commit greater resources to space programs in the future, such as Sar Lupe, Cosmo Skymed and Pleïades.

- **Explore commercial applications of technologies developed for military uses.**

  EADS has developed a wide range of cutting-edge technology and innovative solutions in its military programs. EADS intends to explore further commercial applications of these military-based technologies. For example, Management believes that EADS' technical expertise in the area of military earth observation systems has the potential to "cross over" into the civil and commercial areas. Moreover, the benefits can flow both ways, as certain commercial technologies may be applied for military purposes as well.

- **Capitalize on long-standing focus on supplying geostationary satellites to commercial telecommunications providers.**

  In the field of commercial telecommunications satellites, EADS will continue to pursue its successful strategy of concentrating on geostationary satellites. It expects to further improve its market position in geostationary satellites by offering the EUROSTAR 3000 platform, one of the best-performing geostationary satellite platforms available. In 2000, EADS secured orders for six satellites from the industry's major operators, Intelsat, Inmarsat and Eutelsat, clearly demonstrating its competitiveness in telecommunications satellites. To further improve its competitiveness, EADS will explore additional consolidation opportunities in this sector through joint-ventures or acquisitions.

- **Expand sales of services in the medium term.**

  EADS is exploring new possibilities to offer value-added service solutions to its military, institutional and commercial customers, such as end-to-end service provision, operation services and financial engineering. EADS believes that large navigation or telecommunications service solutions represent an opportunity to develop its space activities and leverage the capabilities of other EADS divisions.

SATELLITES

Overview

Satellite systems can be grouped into four categories: telecommunications, observation, science and navigation. Telecommunications satellites have multiple applications, such as long distance and mobile telephone links, television and radio broadcasting, data transmission, multimedia and Internet. They may be used for civil or military applications. Observation satellites allow the gathering of information in various fields such as cartography, weather forecasting, climate monitoring, agricultural and forestry management, mineral, energy and water resource management and military surveillance applications. Scientific satellites are tailor-made products adapted to the specific requirements of the mission assigned to them. They have applications such as astronomical observation of the universe's sources of radiation, in-situ planetary exploration and earth sciences. Navigation satellite systems deliver signals which enable users to determine their geographic position with high accuracy.

Market

Management believes that the share of the world market for satellites accessible to EADS is about Euro 5 billion and that EADS holds approximately 25%. It is the largest European satellite manufacturer and the third largest worldwide, and benefits from its long-term, close relationships with institutional customers in France, Germany, Spain and the United Kingdom with access to the respective national budgets.

Management expects the telecommunications satellite segment, in which it has a market share of approximately 12%, to experience future growth due to such factors as: (1) increased telecommunications demand, including Internet, multimedia and military needs, and (2) increasing demand for telecommunications services supported by the liberalization of the telecommunications market in emerging economies in Asia (recovering from the 1998 crisis), Latin America and Eastern Europe. EADS aims to increase significantly its market share in this growing segment.

In Europe, the market for observation and scientific satellites is essentially organized on a multilateral basis and in accordance with the fair return policy under which contracts are awarded to domestic suppliers in proportion to the respective contributions of the suppliers' country of residence.

For observation and scientific satellites, Management estimates that EADS' market share is about 50%. Apart from the European institutional market, EADS believes that there is an emerging export market for earth observation systems. Furthermore, increased demand is expected from civil state agencies, including ESA, for earth observation satellites in the framework of European environmental programs. EADS expects the market for scientific satellites to remain stable over the medium term.

In the market for military satellites, EADS expects increased demand for telecommunications satellites, and, in the aftermath of the Kosovo conflict, for military observation satellites. A notable feature of the military market is its relative predictability in terms of orders and sales over a long-term period.

The navigation satellites segment is at an early stage of development in Europe, where a definitive decision to develop the European navigation system, Galileo, is due to be taken in the course of 2001. The GalileoSat constellation is expected to be deployed between 2006 and 2008, providing navigational data to users such as drivers, mobile phone operators, fleet operators or emergency services.

The commercial telecommunications satellite manufacturing market is highly competitive, with customer decisions based principally on price, technical expertise and track record. EADS' main competitors worldwide are Boeing, Loral and Lockheed Martin of the United States and Alcatel Space of France.

In the institutional market for observation and scientific satellites, EADS will continue to face competition from several players, which may be directly active as prime contractors. Space agencies and other scientific institutions may also choose to retain the control of mission design by acting as sole or joint prime contractor for certain programs.

Products

EADS manufactures satellite platforms as well as payloads and major sub-systems and is thereby able to offer turnkey satellite systems to its customers.

Telecommunications Satellites

EADS produces broadcast satellites for fixed and mobile telecommunications services and direct-to-home broadcast services. EADS' geostationary telecommunications satellites are based on the EUROSTAR family platforms, the latest of which is EUROSTAR 3000 — a market leading platform in terms of performance. In 2000, INMARSAT ordered three INMARSAT 4 satellites, based on the EUROSTAR 3000 platform, intended for its mobile network data transmission system, INTELSAT ordered two satellites and EUTELSAT ordered an additional Hot Bird satellite. NILESAT 102, EUTELSAT W1 and ASTRA 2B satellites were successfully delivered in orbit.

In the field of military telecommunications satellites, EADS has supplied the fourth series of satellites for NATO and, as prime contractor for the UK military communications satellites of the Skynet series, is completing its post-launch work on the last Skyne 4 spacecraft which was deployed in early 2001. Consortia led by Astrium (Paradigm) and Lockheed Martin are competing for the award of the Skynet 5 contract to provide military telecommunications services to the UK Ministry of Defence.

Observation and Scientific Satellites

EADS is the leading European supplier of earth observation satellite systems, for both civil and military applications. In this field, EADS derives significant benefits from the common elements of its civil and military programs.

EADS is the prime contractor for the following civil earth observation programs: (1) ENVISAT, a European environmental monitoring satellite; (2) METOP, a polar orbiting meteorological satellite system; and (3) SPOT 5, a high resolution satellite system with extended coverage capability. EADS also supplies high performance instruments to MSG, a second generation meteorological satellite system.

In addition, EADS has been selected by CNES as prime contractor for Pleïades, a series of small earth observation satellites based on the Leostar platform.

EADS is prime contractor for HELIOS, the sole European military observation satellite system to date. EADS is currently manufacturing the second generation HELIOS 2 system. The Essaim feasibility study for military observation of electromagnetic activity was also awarded to EADS as prime contractor. In addition, Management believes that EADS is well positioned to play a leading role in the development of military radar observation satellite systems, such as the Sar Lupe project in Germany or the Cosmo Skymed/Pleïades program in Italy and France, which a number of European governments consider to be a necessary complement to existing optical systems.

EADS has a successful track record in the manufacture of scientific satellites, such as the X-Ray Multi Mirror (XMM). In addition, EADS is the prime contractor for the development of the Mars Express and Rosetta interplanetary probes.

Navigation Satellites

EADS, together with Alcatel Space and Alenia Spazio, has established a dedicated company to build and implement the European navigation system Galileo, should the necessary approvals be granted. The space segment of Galileo would comprise a constellation of 24 satellites.

ORBITAL INFRASTRUCTURE

Overview

The orbital infrastructure segment comprises manned and unmanned space systems. The International Space Station (ISS), together with related vehicle and equipment development programs and services, constitutes the predominant field of activity in this segment.

Market

The demand for orbital infrastructure systems originates solely from publicly funded space agencies, in particular ESA, NASA, RKA (Russia) and NASDA (Japan). Such systems are usually built by cooperation among international partners. The European contribution to the ISS will include (1) the Columbus Orbital Facility, a laboratory module attached to the ISS, (2) vehicles for freight deliveries and crew transportation and (3) provision of logistic and other services for the ISS.

All work related to the development and construction of the ISS has already been allocated to contractors, and therefore there will be no future tenders for significant contracts on this project. Once the ISS is operational, a range of orbital infrastructure products will be open to general competition, for example the provision of equipment for scientific experiments. A further market for the utilization and servicing of the space station will open after the station becomes operational. EADS is currently competing for a twelve-year contract to provide services to the ISS once it becomes operational.

Products

Manned Laboratories or Habitats

EADS is the prime contractor for the development and integration of the Columbus Orbital Facility and is responsible for the Columbus on-board Data Management System. EADS participates in the construction of the ISS robotic system European Robotic Arm and provides structures for the ISS.

Vehicles

EADS is prime contractor for the development and manufacture of the ATV (Automated Transfer Vehicle), used for freight deliveries to the ISS. Eight ATVs are planned and will be launched by Ariane 5. Based on its experience with the ARD (Atmospheric Re-entry Demonstrator), EADS is also participating in the technological development for the ISS of the U.S. manned re-entry vehicle, known as the Crew Return Vehicle (CRV).

LAUNCHERS AND LAUNCH SERVICES

Overview

Space systems (satellite and orbital infrastructure elements) are carried into orbit using rocket propelled multi-stage launchers. A typical launcher's mission is to place the satellite into orbit, and the launcher is consumed during the launch process. EADS is active in two distinct businesses: it (1) manufactures launchers for both civil and military purposes; and (2) provides launch services through its interests in Arianespace, Starsem and Eurockot.

Market

The development of the launcher market depends, to a high degree, on the demand for satellites and orbital infrastructure. The open market for launch services is estimated by Management to be approximately 30 satellites a year (excluding satellite constellations), mostly made up of geostationary telecommunications satellites. This market does not include launch services for the American, Russian and Chinese military and governmental agencies.

The launcher market has high barriers to entry because it is technologically complex and national governments provide funding for development activities only to a few companies. Therefore, competition is limited to a small number of companies.

The advent of an increasingly large, profit-driven private customer base for satellites has encouraged the development of launch services companies willing to compete on price and quality of service. Among them, certain ventures have been organized, combining access to low-cost, reliable military rockets from former Soviet Union companies deprived of a military market after the collapse of the Soviet Union, with the marketing know-how and access to the satellite open market of western manufacturers.

France follows an independent strategic defense policy which is currently based on submarine-launched ballistic missile systems. In 1998, the French State decided to develop a new generation of ballistic missiles. In addition to new sales and state-financed development work, the ballistic missile segment entails substantial maintenance work to ensure system readiness over the life span of the equipment, which may stretch over several decades. EADS' ballistic missile segment activities are conducted through ELV, which is the exclusive supplier of ballistic missiles to the French State, its sole customer in this area.

Products

Launch Services

EADS is active in the field of launch services through its shareholdings in Arianespace for heavy-lift launchers, Starsem for medium-lift launchers and Eurockot for small-lift launchers.

Arianespace. EADS controls directly and indirectly 24.5% of the voting rights and has a 22.9% economic interest in Arianespace Participation, which represents 23.2% of the voting rights and a 21.7% economic interest in Arianespace, making EADS the second largest shareholder after CNES, the French national space agency and the largest industrial shareholder. Arianespace is the world's largest commercial launch service provider in terms of total sales in 2000 with over 137 commercial launches since 1984. It markets and sells European launchers on the world market and carries out launches from the Kourou space center in French Guyana. Its market share of the accessible market is approximately 50%. Capitalizing on the long-term expertise of Arianespace, the Ariane family distinguishes itself by offering flexibility and reliability, two qualities which are key for the customers in this market. Ariane 5 has the capacity to launch one or more payloads with a total mass of up to 6 tons into geostationary transfer orbit. In response to the trend towards larger and heavier telecommunications satellites, new versions of Ariane 5 are being developed with the ability to launch up to 11 or 12 tons into such orbits. Arianespace launched ten Ariane 4 vehicles in 1998, nine in 1999 and eight in 2000. The first Ariane 5 commercial launch occurred in 1999 and four Ariane 5 were successfully launched in 2000. Management expects that the planned increase in Ariane 5 production cadence will enable EADS to realize efficiency gains by moving further along the production learning curve.

Starsem. EADS directly owns 35% of Starsem, a French corporation, along with Arianespace (15%), the Russian space agency (25%) and the Russian state-owned Central Specialized Design Bureau "Progress" (25%). Starsem markets launch services by Soyuz launchers for low and medium earth orbit satellites. In 1999, Starsem successfully completed six commercial launches of Globalstar satellites into orbit, and in 2000 successfully tested the high-capacity launcher Soyuz Fregat for which it recorded four launches. Starsem also recorded two launches for ESA's Cluster satellites.

Eurockot. EADS (51%) and Khrunichev (49%) jointly control Eurockot, which procures low cost launch services for small, low earth orbit satellites with Rockot launchers derived from the SS-19 ballistic missiles. The qualification launch, in commercial configuration, successfully took place in May 2000.

Commercial Launchers

EADS manufactures launchers and performs research and development for the Ariane programs. ESA is responsible for the Ariane development programs and funds the development cost for Ariane launchers and associated technology. Assisted by EADS, it has delegated this responsibility to CNES. Once ESA certifies the launcher, Arianespace markets and sells launch services worldwide.

EADS is the industrial architect for Ariane 4 and Ariane 5 launchers. EADS is presently focusing on the production of Ariane 5 as it will gradually phase out the production of Ariane 4 by 2003. In addition, it also supplies Ariane 4 and Ariane 5 stages and boosters, produces vehicle equipment bays, provides the flight software and supplies cylindrical interstage structures to Arianespace. These activities in the Ariane program underscore the key position of EADS in the European launcher industry. Furthermore, EADS also supplies launcher equipment to non-European customers, particularly in the United States.

Ballistic Missiles

EADS designs, manufactures, tests and maintains ballistic missiles, including the M4/M45, a sea-launched intercontinental ballistic missile. Under its contract with the French State, EADS will provide industrial maintenance for the M4/M45 system until the end of its operational service. EADS is under contract to develop the M51, a new submarine-based strategic system with increased technical and operational capabilities. The initial development phase is scheduled for completion in 2008. Management believes that the development and production of the M51 will provide EADS with technologically sophisticated work over the long term, related to subsequent production and development work.

In addition to being relatively predictable, current orders for the development of ballistic missiles coincide with the entry of Ariane 5 into the production phase thereby facilitating the optimal utilization of development capacity.

OPERATIONS AND SERVICES

EADS is exploring participation in new ventures to provide value-added services based on space systems, which Management believes could generate significant revenues with high profitability.

EADS' policy is to be active in niche businesses and not to compete with its existing customers.

EADS holds stakes in a number of companies providing telecommunications and earth observation services. The telecommunications services market has experienced strong growth in recent years. EADS' current interests in this area can be summarized as follows.

Nahuelsat S.A. At present, EADS has a 21% stake in Nahuelsat S.A., which operates the first Latin American satellite with full high power coverage in the Ku band covering the whole continent. Nahuelsat is considering the purchase of a second satellite.

Globalstar. EADS has stakes of approximately 2.1% in Globalstar L.P. and approximately 26% in Globalstar do Brasil. Globalstar's satellite constellation has been fully operational since January 2000. However, the subscriber base is progressing at a rate much lower than originally anticipated, creating a risk that existing financing will require drastic restructuring. EADS chose to write off both its participations in Globalstar as well as trade receivables from Globalstar and to create a reserve for associated risks.

Additionally, EADS has stakes in companies such as SpotImage, Eurimage and NRSC, which distribute images obtained mostly from earth observation satellites and through airborne reconnaissance and provide related value-added services.

The Galileo system, if approved and implemented, may present an opportunity for EADS services in the future.

Production and Suppliers

EADS currently operates production facilities which are located in France (Vélizy, Les Mureaux, Bordeaux, Toulouse), Germany (Bremen, Friedrichshafen, Lampoldshausen, Ottobrunn, Rostock, Stuhrmbaum, Trauen), Spain (Madrid), the United Kingdom (Portsmouth, Stevenage) and French Guyana (Kourou).

4.1.6 Defence and Civil Systems

Introduction and Overview

The Defence and Civil Systems division (the "**DCS Division**") is active in the fields of missile systems, defense electronics, telecommunications and services. Based on 2000 revenues, EADS is, through Matra BAe Dynamics ("**MBD**"), the largest manufacturer of tactical missile systems in Europe and the second largest in the world. EADS is the third largest supplier of defense electronics in Europe and, with its partner Nortel Networks ("**Nortel**"), plays a significant role among multinational telecommunications companies active in the military and civil markets. On a pro forma consolidated basis, the DCS Division earned revenues of Euro 2.9 billion for 2000, representing 11% of EADS' total pro forma revenues.

In the first six months following the formation of EADS, the DCS Division developed a plan to build the basis for profitable growth and stop losses that stem mostly from excessive dependence on stagnant or even shrinking defense expenditures on the German and French markets. For the loss-making part of its defense businesses, EADS has already launched comprehensive restructuring which include workforce reductions as well as site closures.

The DCS Division is implementing a rapid integration of its activities within four newly defined business units: Missile Systems, Defence Electronics, Telecommunications and Services. Management expects this move to foster better resource allocation, reduce the division's cost base and enhance the products and services offered, while ensuring compatibility with requirements of national customers in France and Germany, particularly with respect to nationally sensitive programs and information.

Strategy

The new strategic priorities of the DCS Division are as follows:

- **Focus on growth markets**

  Missile Systems. With the formation of MBDA, EADS aims to reinforce its leadership in the tactical missile systems market. MBDA will incorporate into MBD, the existing 50/50 joint-venture between EADS and BAE SYSTEMS, EADS' wholly-owned subsidiary Aerospatiale Matra Missiles ("**AMM**"), and the missile systems activities of Alenia Marconi Systems ("**AMS**"), itself a joint-venture between BAE SYSTEMS and Finmeccanica. Through MBDA, EADS intends to benefit from expanded market access, particularly in Italy, enhanced management for the Aster program and vertical integration of subsystems, especially radio frequency seekers. EADS is also preparing for the integration of LFK-Lenkflugkörpersysteme GmbH ("**LFK**"), which is 74.3% owned by EADS, into MBDA. One of the primary short term goals of MBDA is to achieve successful development of the air to air Meteor intercept missile (BVRAAM program).

  Defence Electronics. The Defence Electronics business unit combines its French and German activities under one roof to take advantage of growing markets for airborne systems and C4ISR (Command, Control, Communications, Computers, Intelligence, Surveillance and Reconnaissance) and ground and naval systems. Defence Electronics will rely on the wide range of platforms provided by EADS' other divisions to establish a strong footing in these markets.

  Telecommunications. EADS Defence and Security Networks ("**EDSN**"), a joint venture created in 2000 with Nortel and majority owned by EADS, will be the hub of EADS' telecommunications activities. EDSN, as provider of turnkey network solutions based on civil technologies, intends to leverage its access to the Nortel technology pool to capture a significant share in the growing market for secure and defense applications worldwide. The DCS Division intends to strengthen its relationships with Nortel through two other existing joint-ventures, Matra Nortel Communications ("**MNC**") and Nortel Networks Germany ("**NNG**").

  Services. The DCS Division believes that services are becoming a key factor in platform choices by customers and that they provide an excellent channel for ongoing customer access. As a result, the DCS Division will build on its proven experience, in both France and Germany, to originate and capture opportunities provided by the expanding market for outsourced military and governmental services.

- **Strengthen international presence**

  To reduce its dependence on its home markets, the DCS Division intends to redefine its portfolio of businesses through acquisitions, partnerships and divestments, seeking to expand its international activities significantly. In particular, the DCS Division will seek to cooperate with U.S. companies such as Northrop Grumman, Raytheon, Lockheed Martin and Boeing.

MISSILE SYSTEMS

Introduction and Overview

The combined missile systems product portfolio of EADS includes such internationally recognized names as the Exocet, PAAMS, Aster, Kormoran, Roland, Milan, Mistral, Rapier, ASRAAM, ALARM, Mica, Seawolf, RAM, Polyphem, Stinger, Taurus, AFDS, ASMP, Apache and Scalp EG/Storm Shadow. EADS provides the industrial basis for the much needed standardization of weapons of the main European countries. EADS enjoys a geographically diverse customer portfolio. Through a multinational network of subsidiaries EADS has direct access to the major European domestic markets for missile systems in France, Germany, Italy, Spain and the United Kingdom.

The consolidation of the aerospace and defense industry in the United States and Europe is leading to further integration of European missile systems manufacturers. On April 26, 2001, EADS, BAE SYSTEMS and Finmeccanica signed the agreement relating to the creation of MBDA, which will combine the businesses of MBD, AMM and the missile systems activities of AMS. The transaction remains subject to regulatory approvals in the second half of 2001. EADS will hold a 37.5% stake in MBDA, while BAE SYSTEMS will hold another 37.5% and Finmeccanica 25%. This merger will develop existing product portfolios, mainly in the surface to air/land and surface to air/ship sectors, provide direct access to the Italian market and reinforce the leading position of EADS in Europe and its number two position worldwide. EADS is currently contemplating a further joint venture or other form of consolidation involving its German missile business. MBDA should generate about 50% of its sales outside its domestic markets.

Markets

Market data in the missile sector is limited due to the classified nature of this information and the sensitivity of buyers and sellers of missile systems to the general dissemination of such information. The figures mentioned in this section are therefore only based on estimates by EADS and not on official, publicly-available information.

The current worldwide market for missile systems is estimated to be Euro 12 billion. It is expected to increase to as much as 14.5 billion in 2005, constituting an increase of approximately 20%. This trend is expected to continue after 2005 due to (1) the development of new products (such as tactical ballistic anti-missile systems and stand-off guided weapons), (2) new missile-carrying platforms entering into production phase (Mirage 2000-5/9, Rafale, Eurofighter, Gripen, Tiger helicopter, new frigate and aircraft carriers) and (3) new requirements stemming from new operational doctrines, changes in the geopolitical environment and lessons learned from recent conflicts.

The conflict in Kosovo has highlighted the importance of stand-off weapons, which are fired from a distance. Also, the key importance of dominating the airspace should lead to a greater emphasis in European budgets on new generation air to air and surface to air missiles. In these segments, EADS is well positioned with a renewed range of products.

At present, European firms cannot easily penetrate the U.S. market. Due to political support, this market is very much dominated by national U.S. entities such as Raytheon, Lockheed Martin and Boeing. Other countries, such as Russia and China are also inaccessible for political reasons.

Four principal defense contractors are active in the worldwide market for tactical missiles and missile systems: EADS/BAE SYSTEMS (through MBD, and soon through MBDA), Raytheon (U.S.), Lockheed Martin (U.S.) and Boeing (U.S.). In addition to political considerations and budgeting, key buying factors for the customer include price, performance of individual products, adherence to specifications, launch platforms and system support.

Products

Missile systems can be divided into eight principal categories according to the launch platforms and targets involved: (1) air to air, (2) air to surface, (3) surface to air/land, (4) surface to air/naval, (5) missile to missile, (6) anti-ship, (7) anti-tank, and (8) ground to ground. EADS is active in all of these categories.

The table below lists the programs in which EADS participates as prime or sub-contractor either directly or through joint ventures. The parentheses indicate products still at the tendering stage.

Type of Missiles	Purposes	Key Products or Projects
Air to Air	Short range	Magic 2 — ASRAAM
	Medium range	MICA — Meteor (BVRAAM program)
Air to Surface	Short range	BGL-AS 30L -AFDS
	Stand-off with sub-munitions	Apache — DWS39/AFDS
	Stand-off unitary warhead	Scalp EG/Storm Shadow — Taurus
	Prestrategic stand-off	ASMP — ASMP A/VESTA
	Anti-radar	ALARM
Surface to Air/Land	Very short range	Mistral — Stinger (under license)
	Short range	Roland — Rapier
	Medium range	Aster SAMP/T — (MEADS) — Patriot PAC 3
Surface to Air/Ship	Very short range	Mistral
	Short range	Seawolf RAM
	Medium range	Aster/PAAMS — Aster/SAAM — ESSM
Missile to Missile		Aster
Anti-ship	Light	Sea Skua — AS 15 TT — NSM — (Triton) and (Polyphem S)
	Heavy	Exocet — (ANF/VESTA) — Kormoran 2
	Anti-submarine	Milas
Anti-tank	Short range	Eryx
	Medium range	Milan — Trigat MR (Trigan)
	Long range	HOT — Trigat LR
Ground to Ground	Medium range	G-MLRS (Trifom)

In 2000, the DCS Division received major orders including (1) Aster surface to air medium range missiles from France, Italy and the United Kingdom, (2) ASMP-A air to surface prestrategic stand-off missiles from France, (3) Seawolf surface to air short range missiles from the United Kingdom, (4) Scalp air to surface stand-off missiles and Mica air to air medium range from Greece, and (5) Exocet anti-ship missiles from Greece and South Africa.

In addition, the British Government chose the Meteor missile to equip its Eurofighters. This decision enables Meteor to be placed on the Eurofighter platform, to implement marketing synergies between this combat aircraft and its missile systems and to increase the likelihood that the Eurofighter will succeed in the export market. The Meteor is also designed to be carried by the Rafale and the Gripen. Furthermore, a cooperation agreement to integrate the Meteor on Boeing platforms such as the F/A-18 was signed. Thus, the overall market for the Meteor is estimated at Euro 15 billion over 20 years, of which Euro 8 billion in Europe and for export, excluding the United States, and Euro 7 billion in the United States.

The most significant programs under production are currently the Aster, the Scalp EG/Storm Shadow and the Meteor with the bulk of deliveries scheduled between 2001 and 2005.

The transatlantic cooperation programs are focused on air defense systems through participation in the Patriot program and the future medium extended air defense system (MEADS). Furthermore, LFK is the prime contractor for the Eurostinger project and Raytheon's partner for ship-based air defense systems such as RAM.

EADS participates in the following joint-ventures and consortia:

Structure	Major Activities and Products
EMDG	Industrial coordination and marketing of Trigat LR (and probably Trigan)
EUROMISSILE	Industrial coordination and marketing of Milan, Hot, Roland and associated products
EUROMEADS	Participation in development of an air defense system
RAMSYS	Production of surface to air RAM (Naval) under license from Raytheon
GLVS	Production of Patriot PAC3
COMLOG	Repair and maintenance of Patriot missiles
TAURUS	Development, production and marketing of Taurus missiles
MILAS	Anti-submarine torpedo carrier
UKAMS	Development and production of UK PAAMS
EUROSAM	Development, production and marketing of Aster naval and land-based missile systems
EUROPAAMS	Development, production and marketing of naval Aster system family

In addition to its key activities in missiles and missile systems, EADS also designs and manufactures, both itself and through participations, critical missile sub-systems such as warheads, propulsion devices, proximity fuses and guidance systems. These sub-systems account for more than half of a missile's cost. More than three-quarters of the sub-systems produced by EADS are for its own missiles. EADS is also active in other missile sub-systems such as launch structures and missile thermal batteries.

Customers and Marketing

Orders for missiles and missile systems originate from Ministries of Defense or branches of armed forces. Budgetary constraints have led these major clients to focus on standardized products procured through a common structure. Management believes this trend could benefit EADS as it offers a complete missile system product portfolio.

DEFENCE ELECTRONICS

Introduction and Overview

The DCS Division believes that future battlefields and net-centric warfare will require robust C4ISR solutions, radars, airborne systems and avionics systems. The Defence Electronics business unit contributes to an ensured information flow with data processing obtained from sensors as well as decision making and management systems (command, control, communication and intelligence — C3I). C3I systems are marketed to the client both as isolated equipment and systems or as integrated overall systems providing the customer with turnkey solutions. EADS covers almost all the subdomains and elements of these systems. EADS provides complete surveillance systems including platforms, sensors, ground segment and underlying command and control systems or full intelligence systems combining image intelligence and signal intelligence.

Market

Estimates by a third-party research analyst suggest that in excess of Euro 50 billion is spent annually worldwide on defense systems and defense electronics with this amount likely to increase in the future.

EADS believes that the defense systems and defense electronics segment will grow in the medium term to long term even if European defense budgets overall should decline. Recent conflicts, such as Kosovo, have shown an increasing need for specific defense electronic equipment interoperability in C3I of the armed forces.

EADS' main competitors in defense electronics are large U.S. or European companies, Raytheon, Lockheed Martin, Thales and BAE SYSTEMS, as well as competitors from Israel.

Products

C3I Systems

C3I systems form an essential part of current and future battlefield management. These computerized systems establish the overall battlefield picture and support the command and control process over all command levels, from a tactical, battlefield-level through to a higher, strategic command level. They can be used both in simulation and training modes.

The main objectives of C3I systems are timely information display and reliable and rapid data exchange among allied and coalition forces. In response to the increasing demand for interoperability and improved information exchange, EADS is integrating standardized protocols and electronic documents. EADS is a major designer and supplier of C3I systems to the three branches of the armed forces in France and Germany, and the Joint Staffs in Germany, France and NATO.

Intelligence, Surveillance and Reconnaissance Systems (ISR)

EADS has considerable systems capabilities with respect to strategic and tactical airborne and satellite-based reconnaissance and surveillance systems. EADS' activities include the design and production of systems and sensors, payload integration with platforms, ground stations, image exploitation and data processing. EADS provides mission equipment, such as the synthetic aperture radar, for manned and unmanned platforms.

EADS has system responsibility, including upgrades, for the operational system of the CL289 drone reconnaissance system of the French and German army. The CL289 drone was used successfully in operations in the former Yugoslavia. EADS is also in the process of developing a number of other unmanned air vehicle systems (UAV) such as the Navy drone system Seamos for ship-based maritime reconnaissance. EADS is a European leader in satellite image processing and ground stations and has been selected by the U.S. Air Force as the contractor for the Eagle Vision multi-satellite ground data terminal. EADS is also a principal contractor for the image processing stations in France for the Helios military observation satellite and SPOT civil observation satellite.

EADS will play a key role in future joint ISR systems involving airborne manned vehicles, drones and space-based resources, including the NATO Airborne Ground Surveillance program. EADS is the lead company in the five-nation program for the European demonstrator SOSTAR-X as well as for its common ground station. Within joint ISR, EADS is already under contract for a ground system which will integrate current and future reconnaissance and surveillance systems based on internet technology.

In addition, under a Memorandum of Understanding signed in July 2000, EADS and Northrop Grumman will cooperate on a high altitude long endurance UAV system in order to meet urgent European airborne ISR needs.

Airborne Systems

EADS is the German partner for a number of airborne multi-mode radars such as the ECR 90 radar in the Eurofighter and also has significant activities in systems services, systems maintenance and upgrade. Fighter aircraft systems are typically upgraded several times during the aircraft's life cycle. Recent examples of programs include the improvement of the F-4 Phantom fighters radar and the Tornado nose radar program.

In AMSAR, a German, French and British consortium, EADS participates in the development of a technology program for the future generation of airborne radars for combat aircraft.

United Monolithic Semiconductors ("**UMS**") is currently a 50/50 joint venture of EADS and Thales which ensures access to gallium arsenide technology such as next generation radars with active phased arrays as well as synthetic aperture radars.

EADS supplies passive electronic warfare units, such as the Radar Warning Receiver for Tornado and Transall, and active electronic countermeasure units, such as the Tornado Self Protection Jammer and towed decoy. In 2000, a special electronic warfare suite was ordered by the German Ministry of Defence for the first batch of Tiger combat helicopters.

The EADS portfolio also comprises digital map units for flying platforms and obstacle warning systems for helicopters. In addition, having developed the IFF-Subsystem (Identification Friend Foe) for the Eurofighter, EADS, through a 50/50 joint venture with Thales Communications, has been awarded a next generation IFF production contract by the German Federal Office of Defence Technology and Procurement. EADS is also developing multi-sensor integration and data fusion technology, which is a key future technology in this area.

Naval and Ground Systems

The Defence Electronics business unit supplies electronic equipment for military naval vessels. This includes radar systems, equipment for electronic warfare, combat direction systems along with naval communications which are integrated to complete "combat systems." The combat direction system for the new German and Dutch Frigate F124 is in the course of development in cooperation with European partners.

EADS also exports optical (infra-red and visible) fire control units for missile systems and guns onboard ships.

EADS provides fixed and mobile, ground-based air defense, radar, electronic warfare and identification systems for ground forces as well as radar systems for military air traffic control. These include sensors for tank self-protection and control systems for weapons and tank turrets. EADS also supplies coastal surveillance and coastal protection systems.

EADS' signal intelligence products monitor the electro-magnetic spectrum to provide information about enemy forces from the ground as well as from the air. These products are a key element to attaining information superiority. EADS also produces countermeasure systems (Jammers) to disrupt adverse communications.

Customers and Marketing

Key customers for defense electronics are Ministries of Defense, primarily in France and Germany. Through various joint ventures and cooperations, EADS has access to Ministries of Defense of other NATO customers, in particular in the United Kingdom, Spain and Italy through programs using common transnational structures. Export markets also offer growth opportunities.

TELECOMMUNICATIONS

Introduction and Overview

EDSN

To srengthen EADS' position in the telecommunications business so as to derive greater benefits from the significant growth rates in this segment, EADS decided at the end of 2000 to regroup all of its telecommunication activities in one entity. EDSN, a joint venture of EADS (55%) and Nortel Networks (45%), forms the nucleus of EADS' telecommunications offerings for military applications. EDSN provides secure private mobile radios (PMR) and military network technologies to the defense and security customers already employing the Tetrapol standard by using Nortel Network's packet-switching expertise and exploiting dual use technologies.

Nortel Joint Ventures, Intecom, Sycomore

EADS' telecommunications activities consist of (1) the former Dasa Communications Networks which specializes in military nets, (2) Intecom, which is active in the call center domain, and (3) Sycomore, a French system integrator and software house. In 2000, Sycomore signed contracts with Auchan, a leading French distributor, to provide an information system structure, and with Europol, to establish a secure telecom network between all European countries. EADS telecommunications activities also include its interests in MNC (45%) and NNG (42%).

EADS, through its telecommunications subsidiaries, intends to leverage its commercial and Internet technologies (including Internet protocol (IP) technology) to offer secure telecommunication solutions to military customers. Analysis of recent peace-keeping operations highlights an increasing need for interoperability. Civil telecommunications already developed by EADS should provide a cost-effective and innovative solution to the requirements of military telecommunications.

Markets

EADS is active in both military and secure telecommunications as well as the civil and commercial telecommunications fields.

In military and secure telecommunications, EADS' activities cover secured mobile networks and military communications. Secure mobile network systems offer various types of wireless communications which use encryption to ensure confidentiality: group communications, individual communication with different levels of priorities and walkie-talkie mode. In 2000, EADS had through EDSN a 12% market share worldwide and a 45% market share in Europe for secure mobile networks. Motorola is EDSN's main competitor in this market, along with Thales, General Dynamics and Raytheon.

In civil and commercial telecommunications, EADS' activities can be divided into the following main areas: carrier solutions, enterprise solutions, satellite communications, emerging internet services and applications.

The communications networks of large corporations organize and transmit data and voice over their internal computer and telephone systems. Enterprise solutions networks consist of switching systems and trunk lines which handle the centralized flow of voice and data traffic between the local networks and user terminals of private business networks. Current market trends focus on the integration of voice and data networks through increasing reliance on Internet protocols. Carrier networks are public external networks carrying high volume of voice and data. The same technology trends that are visible in relation to enterprise solutions are evident here.

Demand for data switching equipment products from public operators in France and Germany, which was already growing prior to 2000 due to increasing volumes of data transmission, is expected to increase significantly in coming years as a result of the increased number of operators since the telecommunications markets of France and Germany were opened to full competition.

Products

EDSN: Military and Secure Telecommunications

EADS' Management believes that the technology employed in civil telecommunications will play an increasingly important role in secure mobile networks and military telecommunications. EADS is well positioned to take advantage of this trend by leveraging the technology portfolio of its subsidiaries and their superior access to governmental customers. The creation of EDSN represents an effective vehicle to exploit these opportunities.

EADS provides military communications networks, fixed networks and radio communications equipment. These networks permit the transmission of information between different posts at all command levels. EADS is the prime contractor for Autoko 90, the semi-mobile tactical network of the German army.

EADS also provides products and systems solutions for armed forces and civil authorities involved in national security with an emphasis on high frequency solutions.

EADS' secure mobile network product line centers on the fully-digital Matracom 9600. This system relies on the *de facto* standard Tetrapol, which is in use within more than 25 organizations worldwide. The Tetrapol technology has been recognized by the International Telecommunication Union and the Schengen Group (European police cooperation council). In 2000, the Matracom 9600 was the world's best selling digital secured multi-site professional mobile network in terms of aggregate sales. This system provides superior radio coverage, audio quality and data capability as compared to its principal current market rivals. EADS' product offerings also include secured message handling applications (such as the French MUSE system for military application).

Nortel Joint Ventures, Intecom, Sycomore: Civil and Commercial Communications

EADS is a leading supplier of Internet Protocol networks (IP-networks), high-speed and long-distance networks, switching products, local loop equipment and fiber-optic and cellular telecommunications networks. EADS distributes public networking equipment supplied by Nortel but has no manufacturing activity in this field.

Enterprise Solutions provide data and voice-oriented communications solutions, call center solutions and IP based solutions. EADS, through MNC and NNG, markets a wide range of data networking systems provided by Nortel. MNC and NNG also distribute a wide range of local area network products, enabling it to cover the entire data transmission market from local area network to wide area network.

MNC manufactures private branch exchange ("PBX") systems and both MNC and NNG distribute PBX systems on behalf of Nortel. Through its wholly-owned U.S. subsidiary Intecom, EADS is also active in the market for large PBX systems and call center services in the United States.

EADS is a leading manufacturer and supplier of ground stations and turnkey, satellite-based, communications networks to globally operating corporations and organizations. Included among its products and services are TV-uplink and TV-downlink stations, SNG-broadcast vehicles, TV-contribution networks, satellite control stations and satellite-based, broadband, and corporate networks and IP-networks. In addition, EADS offers services relating to architecture and administration of distributed information systems based on the IP technology for the civil market.

SERVICES

Introduction and Overview

In the defense and civil systems markets, EADS has organized its service activities around five main areas: (1) outsourced services, (2) test and related services, (3) system engineering services, (4) internet and operator services, and (5) industrial design and manufacturing.

The growing complexity of modern systems and engineering tools and the requirement for cost-effectiveness lead customers to seek turnkey solutions and not just the purchase of stand-alone equipment. As a result of its technical and organizational capabilities, EADS is well positioned to offer such turnkey solutions to customers through the pooling of the technical resources and products of its various subsidiaries.

For military forces, outsourcing is an effective solution to the problems of decreasing public budgets and to the resulting decrease in the number of military personnel. In order to maintain its position as prime contractor with military customers and to generate profitable growth in stable defense markets, EADS aims to play a key role in such outsourcing of defense activities.

EADS also produces, hosts and distributes internet, intranet and e-commerce services for companies, provides firewall and servicing software for the internet and services for the transmission by satellite of wideband communications.

Products

Outsourced Services

EADS is currently preparing programs with the French Military to operate (1) part of its Defense Communication Networks as a full service, providing both communications and maintenance and development of the networks, and (2) its supply chain for military aircraft spare parts. EADS is also participating in pilot projects launched by the German Ministry of Defence to outsource peacetime military operations in the fields of logistics, combat training and telecommunications.

Test Solutions

The increasingly complex electronics used in aircraft and weapon systems dictates the continuing need for equipment maintenance testing.

EADS has a leading position worldwide in terms of market share for multi-purpose civil aviation test systems and services and is the largest European supplier of multi-purpose defense test equipment. In addition, EADS provides mobile test equipment for airborne sensors such as radars.

System Engineering Services

EADS provides design and technical support and software engineering services to major public and private clients in the areas of security engineering and program management.

Internet and Operator Services

EADS offers services relating to applications for Internet/Extranet, e-business and high-speed communications linking company networks.

Industrial Design and Manufacturing

EADS is a leading international supplier of engineering solutions and services in the design-to-manufacturing field, involving expertise in computer-aided design, manufacturing and engineering as well as product data management and collaborative engineering.

4.1.7 Investment

Dassault Aviation

EADS holds a 45.76% stake in Dassault Aviation — listed on the *Premier Marché* of the Paris Stock Exchange — along with Groupe Industriel Marcel Dassault ("**GIMD**") (49.90%) and the public (4.34%).

Dassault Aviation is a major participant in the world market for military jet aircraft and business jets. Founded in 1945, Dassault Aviation has delivered more than 7,000 military and civil aircraft to purchasers in more than 70 countries.

On the basis of its experience as designer and industrial architect of complex systems, Dassault Aviation designs, develops and produces a range of military aircraft and business jets.

In order to avoid any potential conflict between the military products of Dassault Aviation and EADS (Rafale and Eurofighter) and to facilitate a "Chinese wall" approach, EADS' Dassault Aviation shareholding is managed by Strategy Coordination, whereas the Eurofighter program is managed by EADS' Aeronautics Division.

Military Aircraft

Dassault Aviation offers two multi-role combat aircraft, the Rafale and the Mirage 2000 family.

- *Rafale.* The Rafale program includes three versions of a twin-engine, multi-role combat aircraft designed for both Air Force and Navy applications. According to government budgetary documents, France is considering the acquisition of 294 Rafale, 234 for the Air Force and 60 for the Navy, for a total program cost of Euro 31.6 billion, including Euro 9.1 billion for development. 41 aircraft have already been ordered, with 20 additional options.
- *Mirage 2000.* The Mirage 2000 family is offered in two versions:

  (1) The Mirage 2000-5, its latest version, is a multi-role combat aircraft designed for air to air multiple-target combat, as well as air to ground missions. The Mirage 2000-5 can be armed with the MBD MICA air to air interception and combat missile; and

  (2) The Mirage 2000-D, an all-weather penetration aircraft used by the French Air Force is being adapted to fire the new MBD SCALP EG stand-off air to ground missile.

  More than 600 Mirage 2000 aircraft have already been ordered, nearly half of them by foreign countries. In 2000, orders for 25 Mirage 2000 were registered, of which 15 Mirage 2000-5 Mark 2 aircraft ordered by Greece, in combination with an upgrade program to 10 existing Mirage, and 10 Mirage 2000-H ordered by India.

Business Aircraft

Dassault Aviation offers a wide range of products at the top end of the business jet sector. Over 1,400 Falcon business jets have been delivered since the first Falcon 20 delivery in 1965. In-service Falcons currently operate in over 60 countries world-wide, filling corporate, VIP and government transportation roles. The family of Falcon jets currently includes three tri-jets: the Falcon 50EX, 900C and 900EX; the twin-engine Falcon 2000 and the newest model, the Falcon 2000EX, launched in October 2000. The turn of the century saw Dassault Falcon Jet clearly emerge as the industry leader in its category. 90 orders were closed in 2000, prolonging the strongest period of sustained sales in the company's history, with 73 Falcons delivered the same year.

Dasa-Dornier Luftfahrt

DADC, which is 75% held by EADS, holds a 58.4% stake in Dornier GmbH, which in turn holds a 3% stake in the capital of Fairchild Dornier Luftfahrt Beteiligungs GmbH, which is the sole shareholder of Dornier Luftfahrt GmbH. Through this minority interest, EADS is not involved in any business decision regarding Dornier Luftfahrt.

4.2 Intellectual Property

Intellectual property, including patents, trademarks and know-how, plays an important part in the production and protection of EADS' technologies and products. The use of intellectual property rights enables EADS to manufacture and sell its products freely and prevent competitors from exploiting protected technologies.

The intellectual property rights of each of Aerospatiale Matra, Dasa and CASA and each of their subsidiary companies have been transferred to the EADS group. These rights, together with those rights acquired after the creation of EADS are held directly by EADS or by its subsidiaries.

Each of the subsidiary companies of the EADS group benefits or will benefit from non-exclusive, non-transferable intellectual property licenses granted by the Company or other subsidiaries within the group. The conditions imposed on these licenses have been negotiated or will be negotiated on a case by case basis and have been made or will be made with strict respect for the right of third parties and, in particular, respecting the contractual rights governing the relations of EADS and its subsidiaries with their partners.

Merger Integration Project on Intellectual Property

A Merger Integration Project for unifying Intellectual Property rules and procedures within the EADS group has been initiated with the project being kicked-off at the beginning of 2001.

4.3 Exceptional Items and Litigation

EADS is involved in a number of claims and arbitrations that have arisen in the ordinary course of business. EADS believes that it has made adequate provisions to cover current or contemplated general and specific litigation risks.

EADS is not aware of any other exceptional items or pending or threatened legal or arbitration proceedings that may have, or may have had in a recent period, a material adverse effect on its financial position, its activities, its results or its group, except as stated below.

EADS (more specifically, DADC and Dornier GmbH) is a party to several disputes and arbitration proceedings with the Dornier family, minority shareholders of Dornier GmbH. These proceedings concern primarily the validity of the resolutions of shareholders' meetings dealing with the contributions of satellite activities to Astrium GmbH (the former Dornier Satellitensysteme GmbH) and the guided missile activities to LFK-Lenkflugkörpersysteme GmbH. The regional court of appeals in Stuttgart decided on February 7, 2001 that the shareholders' resolutions on which the contributions were based were effective. This decision has become final. However, the above-mentioned contributions are also subject to two arbitration proceedings, which are still pending. In addition, there is a dispute with certain shareholders of the Dornier family as to the validity of a shareholders' resolution concerning the contribution by Dornier GmbH of its Dornier Luftfahrt GmbH shares to Fairchild Dornier Luftfahrt Beteiligungs GmbH.

As of this date, no final decision in favor of the Dornier family shareholders has been made. EADS believes it will prevail in these cases at the end of all the proceedings. However, the German courts could cancel the disputed resolutions. Although EADS believes that this is extremely unlikely, such decisions could result in the cancellation of the contributions. However, it cannot be excluded that such decisions may lead to a readjustment of the stakes of EADS Deutschland GmbH and Dornier GmbH in EADS Dornier Raumfahrt Holding GmbH and in LFK-Lenkflugkörpersysteme GmbH. The possibility that such decisions would give the Dornier family a larger indirect interest in the space and guided missile activities of EADS cannot be excluded.

4.4 Employees

At December 31, 2000, EADS workforce amounted to 88,879 employees. The tables below show EADS' number of employees by business sector and by geographical area. Employees of companies accounted for by the proportionate method (such as Airbus, ATR consortia, MBD and Astrium) are included on the same proportionate basis. MNC and NNG have ceased to be included in the headcount following the reduction in percentage in ownership.

EADS Employees by Business Sector

	December 31, 2000	December 31, 1999
Airbus	33,927	31,534
Military Transport Aircraft	3,548	3,201
Aeronautics	23,091	22,716
Space	9,400	9,545
Defence and Civil Systems	17,485	20,085
Headquarters and Research Center	1,428	1,550
Total EADS	88,879	88,631

EADS Employees by Geographical Area[3]

	December 31, 2000
France	40,123
Germany	36,065
Spain	7,454
Rest of Europe	2,945
USA	1,530
Others	762
Total EADS	88,879

4.5 Research and Development

Research and development programs within EADS are currently integrated to improve their effectiveness in the sectors of aeronautics, space, missile systems and telecommunications.

Research and development activities are based on the following main principles: (i) granting each business unit full product development responsibility in order to closely follow specific markets and customers' needs, and allowing a large degree of autonomy in establishing research programs; (ii) co-ordinating research and technology activities among the different business units through a research and technology network ("**R&T Network**") to allow circulation of information and research results within the group, and (iii) sharing resources, competencies and research means through a common research center ("**Corporate Research Center**" or "**CRC**") operating on three sites (Suresnes, Ottobrunn, and Getafe).

Transverse projects are being set up around the following two main axes:

— Extension and standardization of the R&T Network to all group entities by spreading best existing practices and relying on the CRC and joint working teams from business units to optimize the use of potentialities in such fields as materials, composites, electronics, propulsion, energy, aerodynamics, flight control, image processing or information technology.

— Reallocation and integration of competencies and activities of the existing laboratories.

See also 5.1 — Management's Discussion and Analysis of Financial Condition and Results of Operations — Unaudited Pro Forma Consolidated Financial Statements.

4.6 Insurance

Insurance management is coordinated by an executive management team at EADS headquarters, which team is responsible for consolidating and improving the insurance management systems.

EADS follows a strict policy of obtaining external insurance coverage to cover all risks that can be insured at reasonable rates. Insurance policies cover the main risks of industrial entities and exposures specific to the aerospace industry. Current insurance covers property and business interruption, civil liability including risks related to environmental accidents. Specific insurance policies are in place covering risks arising from ownership,

(3) Due to changes in the definition of headcount, no geographical breakdown of the employees as December 31, 1999 is available.

operation and production of aerospace products. These policies include third party liability relating to potential damage attributable to EADS products.

EADS' insurance coverage is reinforced by a vigorous insurance risk management policy.

This includes strict operating procedures, product integrity programs in business units and advanced monitoring and protection systems implemented at each of EADS' sites, allowing comprehensive identification of risks and informed coverage decisions.

Indemnification and hold harmless provisions are in place (mainly in military and governmental contracts) and addressed by the various insurance policies of EADS.

Insurance policies in force at the time of the creation of EADS are due to expire on December 31, 2001, which will lead to harmonization and improvement of terms and conditions.

4.7 Environmental

EADS is aware of its responsibilities in the environment field. A Corporate Policy for Health, Safety and Environment involving all industrial activities of the group has been defined with the following objectives:

- compliance with laws and regulations specific to each country where the Company operates;
- investment in research and development programs in order to improve achievements in these fields;
- compatibility of industrial processes with environmental requirements, by using the latest technologies in acceptable economic conditions.

4.8 Investment Considerations

Aircraft Market Cyclicality

In 2000 the pro forma combined revenues generated from EADS' Airbus and ATR segments represented more than 60% of EADS' pro forma consolidated revenues. Historically, the commercial passenger aircraft market has shown cyclical trends due in part to the sensitivity of passenger demand in the air travel market to growth in gross domestic product (GDP). The growth in EADS' commercial aircraft activities has consequently been correlated to growth in GDP. Other factors, however, play an important role such as the average age and technical obsolescence of the fleet relative to new aircraft, passenger load factors, airline pricing policies and deregulation. EADS expects that the market for passenger aircraft will continue to be cyclical and downturns in broad economic trends may have a negative effect on its future results of operation and financial condition.

Dependence on Defense Spending

In 2000, 20% of EADS' pro forma consolidated revenues was derived from defense spending. In any single market, defense spending depends on a complex mix of geopolitical considerations, budgetary constraints and the ability of the armed forces to meet specific threats and perform certain missions. Defense spending may be subject to significant fluctuations from year to year. As a result, adverse economic and political conditions or downturns in broad economic trends in EADS' defense markets may have a negative effect on EADS' future results of operations and financial condition.

Competition and Market Access

Most of EADS' businesses are subject to significant competition, in particular the commercial aircraft market, where, in the past, Airbus has been affected by downward price pressure resulting from such competition. EADS believes that the underlying cause of such price competition has been mitigated by the ongoing restructuring in the industry. Since 1998 EADS has witnessed a tightening of aircraft unitary prices for new aircraft contracts and Boeing and Airbus have repeatedly announced increases in their respective catalog prices. No assurance can be given that the price competition of earlier years will not resume.

In addition, the contracts for many aerospace and defense products are awarded, implicitly or explicitly, on the basis of home country preference. Although the EADS combination provides a broader domestic market constituency, EADS may remain at a competitive disadvantage in certain countries, especially outside of Europe, in relation to local contractors for certain products. The strategic importance and political sensitivity attached to the aerospace and defense industries means that political considerations will persist for many products for the foreseeable future.

Export Controls and Other Regulations

The export market is a significant market for EADS. In addition, many of the products EADS designs and manufactures for military use are considered to be of national strategic interest. Consequently the export of such products outside of EADS' domestic markets may be restricted or subject to licensing and export controls, notably by the United Kingdom, France, Germany and Spain, where EADS carries out its principal military activities. There can be no assurance that the export controls to which EADS is subject will not become more restrictive, that new generations of EADS products will not also be subject to similar or more stringent controls or that geopolitical factors will not make it impossible to obtain export licenses for one or more clients. Reduced access to military export markets may have a material adverse effect on EADS' financial position and results of operations.

EADS is also subject to a variety of other governmental regulations which may adversely affect its business and financial condition, including among others, regulations relating to the protection of the environment, the use of its products, labor practices and dealings with foreign officials. In addition, EADS' ability to market new products and enter new markets may be dependent on obtaining government certifications and approvals in a timely manner.

Exposure to Emerging Markets

EADS sells a significant portion of its products in a number of emerging markets and has operations in certain emerging markets. The principal emerging markets that affect EADS' results of operation are in Asia and the Middle East. While such markets have historically experienced high growth overall, such growth has been highly erratic and often negative over given periods. As compared to EADS' U.S. and European markets, emerging markets are more likely to suffer from economic risks such as inflation, currency devaluation and restrictions on currency movements, which may affect the value in Euro of EADS' assets, liabilities and earnings in these markets. Other risks inherent in these markets include potential difficulties in the importation of raw materials and uncertainty stemming from local tax and employment laws.

Exposure to Foreign Currencies

The majority of EADS' pro forma consolidated revenues are earned in dollars and a significant portion of EADS' costs and expenses are denominated in Euro, which creates an exchange rate exposure. EADS has, therefore, implemented an exchange rate strategy in order to manage and minimize such exposure. In order to match the dollar receivables and other exposures, arising mainly from Airbus, EADS manages a long term hedging portfolio that is composed mostly of forwards and synthetic forwards. EADS' policy is to only cover firm identified net exposures. No assurances may be given that EADS' exchange rate hedging strategy will protect it fully from significant changes in the rate of the dollar to the Euro and that such changes will not affect its results of operation and financial condition.

EADS' pro forma consolidated revenues, costs, assets and liabilities denominated in currencies other than the Euro are translated into the Euro for the purposes of compiling its financial statements. In the past, changes in the value of the dollar relative to the currency of accounting of the companies making up EADS have affected these companies' financial condition, profitability, results of operations and cash flows, as reported in their financial statements. Further changes may have a material adverse effect on these items for EADS.

Under International Accounting Standards, hedges which are not designated as hedges of specific assets, liabilities or customer orders, are marked-to-market and any resulting unrealized gains or losses are recognized as financial income or expense. EADS will retain only a small volume of such hedges in the future. Until such hedges mature, the effect of mark-to-market accounting treatment on EADS' financial statements could be fluctuations in its financial income or expense.

Currency exchange rate fluctuations in those currencies other than the U.S. dollar in which EADS incurs its principal manufacturing expenses (mainly the Euro) may have the effect of distorting competition between EADS and competitors whose costs are incurred in other currencies. This is particularly true with respect to fluctuations relative to the U.S. dollar, as many of EADS' products and those of its competitors are priced in U.S. dollars. EADS' ability to compete with competitors may be eroded to the extent that any of EADS' principal currencies appreciates in value against the principal currencies of such competitors.

Availability of State Financing

In prior years, EADS and its principal competitors have benefited from state financing of product research and development. Although since the early 1990s, the amount of state spending in EADS' markets has declined, EADS has recently witnessed positive indications from certain governments in relation to the financing of new products. Several governments have indicated their intention to invest in the A380 program and government commitments are expected to follow the signature of industrial agreements. No assurances can be given that such financing will continue to be made available in the future. In 1992, the European Union and the United States entered into an agreement that sets the terms and conditions of financial support that governments may provide to civil aircraft manufacturers.

Technologically Advanced Products and Services

Most of the products developed and manufactured by EADS are technologically advanced and sometimes novel systems that must function under demanding operating conditions. Even though EADS believes it employs sophisticated design, manufacturing and testing practices, there can be no assurance that EADS' products will be successfully developed or operated or that they will be developed or will perform as intended. Certain of EADS' contracts require it to forfeit part of its expected profit, to receive reduced payments, to provide a replacement launch or other product or service, or to reduce the price of subsequent sales to the same customer, if any, if its products fail to perform adequately. Performance penalties also may be imposed should EADS fail to meet delivery schedules or other measures of contract performance. EADS, like other organizations, has experienced occasional product failures and other problems, including with respect to certain of its launch vehicles and satellites and there can be no assurances that such problems will not occur in the future. In addition to any costs resulting from product warranties, contract performance or required remedial action, such failures may result in increased costs or loss of revenues and may also have a significant adverse effect on the competitive reputation of EADS' products.

Product Liability and Warranty Claims

EADS designs, develops and produces a number of high profile products of large individual value, particularly civil and military aircraft and space equipment. EADS is subject to the risk of product liability and warranty claims in the event that any of its products fail to perform as designed. While EADS believes that its insurance programs are adequate to protect it from such liabilities and that no material claims have been made against it, no assurances can be given that claims will not arise in the future or that such insurance cover will be adequate.

Increasing Industry Consolidation

The aircraft, defense and space industries are highly concentrated with a small number of large international competitors dominating these markets. These industries are currently experiencing substantial consolidation through mergers, joint ventures and alliances including the EADS combination. Industry consolidation reflects in part increasing competitive pressures and the contraction of certain markets. EADS expects this trend to continue in the near future, and intends to examine carefully any opportunity to participate in such mergers, joint ventures and alliances. EADS' ongoing strategy in this regard and the number and quality of the opportunities available to EADS will be influenced by the pace at which the aircraft, space and defense industries are reorganized.

Dependence on Joint Ventures and Minority Holdings

EADS generates a substantial proportion of its revenues through various consortia, joint ventures and equity holdings and believes that its alliances and partnerships are a source of competitive advantage. These arrangements include primarily: (i) two principal consortiums: the ATR consortium (a French law Groupement d'Intérêt Economique or GIE), in which EADS has a 50% interest, and the Eurofighter consortium in which EADS has a 46% interest; (ii) three principal joint ventures: Airbus in which EADS holds a 80% interest, Astrium in which EADS holds an aggregate 66.1% interest and MBD in which EADS holds an aggregate 50% interest; (iii) majority interests: (a) Dornier GmbH: DADC, which is 75% held by EADS, has a 58.4% interest in Dornier GmbH; (b) EDSN in which EADS holds a 55% interest; and (c) LFK in which EADS has a 74.3% interest; and (iv) minority interests: Dassault Aviation in which EADS holds a 45.8% interest; MNC in which EADS has a 45% interest; NNG in which EADS in conjunction with Dornier has a 42% interest; and Embraer in which EADS has a 5.7% interest. The formation of partnerships and alliances with other market players is an integral strategy of EADS and the proportion of sales generated from consortia, joint ventures and equity holdings may rise in future years. This strategy may from time to time lead to changes in the organizational structure or realignment in the control of EADS' existing joint ventures.

EADS exercises varying and evolving degrees of control in the consortia, joint ventures and equity holdings in which it participates. While EADS seeks to participate only in ventures in which its interests are aligned with those of its partners, the risk of disagreement or deadlock is inherent in a jointly controlled entity, particularly in those entities that require the unanimous consent of all members with regard to major decisions and specify limited exit rights. The other parties in these entities may also be competitors of EADS, and thus may have interests which differ from those of EADS.

In addition, in those holdings in which EADS is a minority partner or shareholder (notably Dassault Aviation and Embraer), EADS' access to the entity's books and records, and as a consequence, EADS' knowledge of the entity's operations and results, is generally limited as compared to entities in which EADS is a majority holder or is involved in the day-to-day management.

Integration and Rationalization Process

The EADS combination entails integration and rationalization of substantial and complex businesses which involve inherent uncertainties such as the effect of a new organization and the availability of management to oversee operations and manage human resources of the combined businesses as well as to develop and capitalize on potential synergies between these businesses. There can be no assurance that EADS will not encounter difficulties in integrating its operations or that EADS will be able to improve its margins and reduce its costs. The integration and rationalization process presents many challenges such as the development of EADS-wide internal controls, the renewal of collective bargaining agreements upon their expiration, the harmonizing of retirement plans and employee benefits and the mixing of corporate and national cultures. Any material delays or unexpected costs incurred in connection with such integration and rationalization could have a material adverse effect upon EADS' financial condition and results of operations.

Control of EADS — Controlling Shareholding

60.58% of the share capital of EADS is held equally by DaimlerChrysler and SOGEADE, who jointly control EADS, through a Dutch Contractual Partnership. Under the terms of an agreement, no major decision may be taken without the cooperation of both of these shareholders. In addition, the French State has been granted the right to block certain strategic decisions regarding the transfer of or the creation of a security interest over the assets related to the prime contractor status, design, development, or integration of ballistic missiles or EADS' majority interest in Cilas, Sodern, Nuclétudes and GIE Cosyde. In addition, SEPI has been granted the right to block any decisions relating to any major change to the CASA Industrial Plan and/or its implementation during a three year period following Completion. The goal of these and other similar provisions contained in the agreements governing the relationship between the principal shareholders is to establish a stable group of shareholders controlling EADS for a period of at least three years following Completion.

Research and Development

The business environment in many of EADS' principal operating business segments is characterized by extensive research and development costs requiring significant upfront investment. Business plans underlying such investment contemplate a long payback period before this investment is recouped. There can be no assurances that the market assumptions will be met and consequently the payback period or returns contemplated by such business plans achieved.

Environmental Regulations and Liabilities

Together with other companies in the principal industries in which it operates, EADS is subject to numerous European Union, national, regional and local environmental laws and regulations concerning emissions into the environment, discharges to surface and subsurface water and the disposal and treatment of waste materials. EADS undertakes considerable efforts to comply with these laws and regulations, and incurs capital and operating expenditures in connection therewith. EADS believes that its current operations are in substantial compliance with all applicable environmental regulations. Furthermore, EADS believes that it is currently capable of meeting the expected elevation of environmental standards imposed by current laws or regulations, including increasingly stringent environmental product quality standards which will be implemented over the next few years, without incurring significant capital expenditure. However, there can be no assurance that increased capital expenditures and operating costs resulting from future environmental regulations will not adversely affect EADS results of operations and financial condition.

5.1 Management's Discussion and Analysis of Financial Condition and Results of Operations — Unaudited Pro Forma Consolidated Financial Statements

Introduction

The following discussion is based upon the unaudited pro forma consolidated financial statements of EADS for 1999 and for 2000, which have been prepared on the basis of the following:

- the consolidated financial statements of Aerospatiale Matra for 1999 and of EADS for 2000, restated under IAS as adopted by EADS;
- the pro forma effects of the 1999 transactions combining Aerospatiale and MHT and accounting for the 45.8% interest in Dassault Aviation under the equity method, and the pro forma effects of the 2000 transactions combining Aerospatiale Matra, Dasa and CASA (hereinafter, the "transactions"); and
- the pro forma financial statements of Dasa and the pro forma financial statements of CASA for 1999, as well as for the period in 2000 prior to the creation of EADS on July 10, as reconciled to IAS as adopted by EADS and net of the cash amounts distributed by Dasa and CASA to their respective shareholders prior to the creation of EADS.

The unaudited pro forma consolidated statements of income and statements of cash flows included herein give effect to the transactions as if they had occurred on January 1, 1999. The unaudited pro forma consolidated balance sheet as of December 31, 1999 gives effect to the transactions as if they had occurred on December 31, 1999. The unaudited pro forma consolidated balance sheet as of December 31, 2000 gives effect to the transactions as if they had occurred on July 1, 2000.

The unaudited pro forma consolidated financial information of EADS included herein is provided for illustrative purposes only and does not purport to represent what the financial position, results of operations or cash flows of EADS would actually have been if the transactions had occurred as of the dates indicated or to project the consolidated financial position, results of operations, or cash flows for any future date or period.

Financial Statement Adjustments

Following the creation of EADS and as part of the consolidation process, the Company re-examined the value of certain of its assets and liabilities. This led to an upward revision of the value of the Company's net assets of Euro 1,254 million over what was disclosed in the 1999 pro forma balance sheet prepared by the Company in the context of the public offering of its shares in July 2000.

This re-assessment resulted in revisions in the fair value adjustments of certain items of property, plant and equipment, inventories and receivables, as well as the goodwill arising from the excess of the purchase prices of Dasa and CASA over the fair market values of their respective assets and liabilities as estimated at the time of the initial public offering. As a result, the value of goodwill was increased by Euro 619 million and inventories and receivables together were increased by Euro 130 million, while property, plant and equipment was reduced by Euro 257 million. Furthermore, the harmonization of deferred income tax accounting methodologies led to an increase of Euro 1,087 million in deferred tax assets, due to a better estimated recovery for loss carryforwards under the Company's current tax strategy. The effect of these adjustments was a Euro 53 million increase in minority interest and a Euro 272 million increase in liabilities, which resulted in a Euro 1,254 million increase in stockholders equity over what was disclosed in the 1999 pro forma balance sheet prepared by the Company in the context of the public offering of its shares in July 2000.

These adjustments impacted the adjusted 1999 pro forma statement of income through increases in cost of sales and goodwill depreciation totaling Euro 46 million (before taxes) as compared with the pro forma statement of income prepared by the Company in the context of the public offering of its shares in July 2000.

Accounting Considerations

Changes In Consolidated Entities

Interests sold or acquired in 1999 and in 2000 include the following:

- ***ATEV.*** In early 1999, Aerospatiale Matra transferred its interest in ATEV, the parent company of Sextant Avionique. The pre-tax gain resulting from the sale of this interest in 1999 amounted to Euro 182 million and was reflected in the income statement under other income.

- ***Telecommunications.*** Following Nortel's contribution of Bay Network's French and German businesses to Matra Nortel Communications ("**MNC**") and to Nortel Networks Germany ("**NNG**") in the first half of 2000, Aerospatiale Matra reduced its interest in MNC from 50% to 45% and Dasa reduced its interest in NNG from 50% to 42%; consequently, MNC and NNG were accounted for under the equity method throughout 2000. In addition, on June 1, 2000, MNC contributed its secured mobile networks and military communication activities to EADS Defence and Security Networks ("**EDSN**"), of which EADS owns 55% following a capital increase; as a result, EDSN was fully consolidated during the final seven months of 2000.

None of the sales described above constitutes a "discontinuing operation" according to IAS.

Research and Development Expenses

EADS recognizes internally-financed research and development costs as an expense in the year incurred. When research and development expenses are financed in whole or in part by the customer, the externally-financed portion is recognized as revenues using the percentage-of-completion method. While EADS' internally-financed research and development costs are reflected in the income statement under research and development, the costs of externally-financed research and development are reflected in the income statement under cost of sales.

The accounting treatment for research and development costs adopted by EADS does not conform with IAS, which the Company otherwise follows in the preparation of its consolidated financial statements. IAS requires that development costs be capitalized as an intangible asset in the period in which incurred if certain criteria for asset recognition are met. This departure from IAS makes EADS more directly comparable with U.S. companies in the same sector, and reflects a more conservative approach towards the accounting treatment of research and development costs than that provided by IAS.

Currency Hedging Accounting

Consistent with IAS, when hedges form a valuation unit with customer orders to which they specifically relate they are referred to as "micro" hedges. Revenues from such customer orders, upon delivery of the products, are recorded in Euros at the exchange rate of the associated hedge, which impacts gross margin and operating income.

Hedges that do not relate to a specific customer order are referred to as "macro" hedges. Upon maturing, they are accounted for in financial income separately from revenues recognized upon delivery of products, even though they were intended to hedge corresponding cash flows. At the end of each accounting period, the value of the portfolio of outstanding macro hedges is marked-to-market on the basis of the forward exchange rate estimated at the end of the relevant financial period. The change in value from the previous accounting period is recorded in financial income.

Revenues in currencies other than the Euro that are not included in a valuation unit are translated into Euros at the spot exchange rate at the date the underlying sales occur.

Beginning on January 1, 2001, and in compliance with IAS 39, most macro hedges then outstanding have been tied to specific customer orders and included in valuation units as micro hedges, with an implicit conversion rate corresponding to the relevant forward dollar-Euro exchange rate at December 31, 2000. As a result, EADS expects that the significant variations in financial income that were experienced in prior years will be significantly reduced and that changes in net income will be more in line with variations in operating income than they have been in the past.

Exchange Rate Management Policy

EADS' revenues are primarily denominated in dollars. A strong dollar *vis a vis* the euro, therefore, has a positive effect on EADS' results, while a weakening of the dollar exchange rate with respect to the Euro can have a negative impact.

While EADS' revenues are primarily denominated in dollars, a substantial portion of its costs are incurred in Euro. Consequently, to the extent that EADS does not use financial instruments to hedge its exchange rate exposure from the time of a customer order to the time of delivery, its profits will be affected by changes in the dollar-Euro exchange rate. Consistent with EADS' policy to generate profits principally from its operations, EADS uses hedging strategies to manage and minimize the impact on these profits of a weakening of the dollar with respect to the Euro.

EADS currently manages a long-term hedging portfolio with maturities ranging up to 2008, mainly from the activities of Airbus. EADS only hedges actual net dollar exposure with respect to firm orders, primarily using currency forwards and option contracts. The option strategy implemented by EADS mainly utilizes synthetic forwards, which involve the purchase of a dollar put and the sale of a dollar call of the same notional amount and maturity.

Given that hedges over longer-term periods are more expensive to implement, EADS intends to hedge less of that portion of its net currency exposure that is more distant in time. Coverage ratios may be adjusted to take into account macroeconomic movements affecting spot rates and interest rates, as applicable.

In 2000, hedges covering approximately $7.2 billion of EADS' dollar-denominated revenues matured. As of March 2001, EADS has hedged the following approximate proportion of existing firm orders: 98% for 2001, 98% for 2002, 82% for 2003 and 62% for 2004, representing $8.1 billion, $8.0 billion, $6.1 billion and $3.4 billion of revenues, respectively. EADS has hedged a substantially smaller percentage of firm orders beyond 2004. Taking into account provisions that were accrued for as a result of marking to market the portfolio of macro hedges outstanding as of December 31, 2000, the portion of revenues to which the above hedges apply will be accounted for at the following conversion rates: (1) 0.99 dollars per Euro for 2001; (2) 1.00 dollars per Euro for 2002; (3) 0.98 dollars per Euro for 2003; and (4) 0.95 dollars per Euro for 2004. In 2000, the conversion rate at which dollar-denominated revenues were accounted for was 0.98 dollars per Euro.

Off Balance Sheet Commitments

Certain sales contracts for Airbus and ATR aircraft have generated financial commitments on the Airbus Industrie and ATR GIE that may be borne jointly and severally among the consortium partners, specifically allocated to defined third parties (such as engine suppliers) or capped in amount.

Such commitments consist of three principal types: (1) guarantees of lease payments, (2) guarantees of aircraft residual values or reimbursement of outstanding loans and (3) agreements to participate in financing the purchase of aircraft by customers.

While commitments to provide financial guarantees related to orders on Airbus' and ATR's backlog are also given, such guarantees are not accounted for as off balance sheet commitments until the guarantee is issued, which occurs when the aircraft is delivered. This is due to (1) the fact that it is unlikely that all such guarantees will be issued, (2) that, until the aircraft has been delivered, Airbus or ATR retain the asset and do not issue the guarantee and (3) that third parties may provide part of the guarantee.

Provisions are established to cover likely future costs, whether the aircraft financing have been guaranteed by the consortia or by one of their subsidiaries.

EADS' net commitments under these financial guarantees are recorded as contingent liabilities and correspond to its share (80% for Airbus and 50% for ATR) of (1) the total amount of the guarantee provided by GIE, less (2) a percentage of the market value of the aircraft (which is determined using independent market value data) to which the guarantee pertains and less (3) reserves already recorded. A large majority of these guarantees, and all of the net exposure relating to them, correspond to Airbus guarantees.

At December 31, 2000, EADS' net off balance sheet commitments with respect to delivered aircraft totaled Euro 313 million, compared with Euro 496 million at December 31, 1999. The table below describes such liabilities as of December 31, 2000.

	Total (in millions of Euro)
EADS share in financial guarantees	3,868
Portion of market value of related aircraft	(2,607)
EADS commitments, net	1,261
Reserves established	(948)
Contingent liabilities (net of reserves)	313

Restructuring and Other Costs

Following the creation of EADS, restructuring plans, resulting in part from the integration of the various companies and from certain structural changes in some of the Company's major markets, were implemented. Total restructuring charges of Euro 152 million were recorded in 2000, relating to headcount reductions totalling approximately 3,000 people across the Company between 2000 and 2002. This includes an accrued expense of Euro 52 million that was recorded following the decision to streamline functions as a result of redundancies following the merger of the Company's three headquarters, and to oursource certain activities. Charges of Euro 37 million in the Space Division related to headcount reductions at Astrium and at EADS Launch Vehicles, and provisions of Euro 63 million in the Defence and Civil Systems Division are intended for rationalization of Defence Electronics, LFK and SST.

In addition, a non-recurring provision of Euro 28 million was recorded for the Space Division in connection with vendor financing to Globalstar, while another provision of Euro 82 million was recorded in connection with the write-off of the equity investments in Globalstar.

Overview

EADS is Europe's premier aerospace and defense company and the third largest aerospace and defense company in the world. In terms of market share, EADS is either the largest or second-largest manufacturer of commercial aircraft, civil helicopters, commercial space launch vehicles and missiles in the world. EADS is also a recognized supplier of military aircraft, satellites and electronics.

EADS organizes its businesses into the following five operating divisions and around the following five markets:

- ***Airbus:*** commercial jet aircraft of more than 100 seats;
- ***Military Transport Aircraft:*** military transport and mission aircraft;
- ***Aeronautics:*** civil and military helicopters, military combat and trainer aircraft, regional turboprop aircraft and light commercial aircraft; and civil and military aircraft conversion and maintenance services;
- ***Space:*** satellites, orbital infrastructure and launch vehicles and launch services; and
- ***Defence and Civil Systems:*** missile systems, defense electronics and military and commercial telecommunications solutions; and logistics, training, testing, engineering and other related services.

In general, these manufacturing businesses are characterized by long-term production cycles and are subject to medium-term and long-term trends in the civil aviation, aerospace, defense and telecommunications industries. Another important characteristic of many of these businesses is the extent of their dependence on national budgets.

Results of Operations

The following table sets forth the unaudited pro forma consolidated income statement of EADS for the twelve-month periods indicated.

Unaudited Pro Forma Statements of Income for the Years Ended December 31, 1999 and 2000

	Year ended December 31,	
	1999	2000
	(in millions of Euro)	
Revenues	22,553	24,208
Cost of sales	(18,298)	(20,072)
Gross margin	4,255	4,136
Selling, administrative and other expenses	(2,213)	(2,510)
Research and development expenses	(1,324)	(1,339)
Other income	475	342
Goodwill amortization	(424)	(429)
Income before financial income and income taxes	769	200
Financial income (expense), net	(1,846)	(1,315)
Income (loss) before income taxes	(1,077)	(1,115)
Income taxes	33	220
Minority interests	(2)	(14)
Net income (loss)	(1,046)	(909)

Set forth below is a table reconciling EADS' income before financial income and income taxes with EADS' EBIT pre-goodwill amortization and exceptionals. Management considers the latter an illustrative measure of EADS' performance.

	Year ended December 31,	
	1999	2000
	(in millions of Euro)	
Income before financial income and income taxes	769	200
Non-recurring charge for fair value adjustments on:		
fixed assets	169	176
inventories	0	483
Goodwill amortization	424	429
Income from equity investments	83	111
EBIT pre-goodwill amortization and exceptionals	1,445	1,399

Pro Forma Consolidated Revenues and EBIT by Division

Set forth below is a breakdown of EADS' pro forma consolidated revenues by division for the past two years, as well as pro forma consolidated R&D expenditures and pro forma consolidated EBIT pre-goodwill amortization and exceptionals.

	Year ended December 31, 1999				Year ended December 31, 2000			
	Revenues	Percentages of Revenues(1)	R&D	EBIT PGE(2)	Revenues	Percentages of Revenues(1)	R&D	EBIT PGE(2)
Airbus	12,639	53.8	870	925	14,856	58.7	920	1,412
Military Transport Aircraft	241	1.0	15	(20)	316	1.2	59	(63)
Aeronautics	4,280	18.2	121	202	4,704	18.6	128	296
Space	2,518	10.7	69	97	2,535	10.0	61	67
Defence and Civil Systems	3,830	16.3	197	86	2,909	11.5	161	(110)
Subtotal	23,508	100.0	1,272	1,290	25,320	100.0	1,329	1,602
Eliminations and others(3)	(955)		52	155	(1,112)		10	(203)
EADS	22,553		1,324	1,445	24,208		1,339	1,399

(1) Prior to eliminations and others.

(2) "EBIT PGE" refers to EBIT pre-goodwill amortization and exceptionals.

(3) Includes, in particular, pro forma adjustments and eliminations for intercompany transactions, and revenues from leases of office space.

Airbus

Pro forma consolidated revenues of the Airbus Division increased by 17.5% from Euro 12,639 million to Euro 14,856 million from 1999 to 2000, principally as a consequence of increases in aircraft deliveries from year to year. Most of this increase occurred in the relatively lower-priced, single-aisle A319/A320/A321 aircraft family. Airbus Industrie delivered 241 units of this type of aircraft in 2000, compared with 222 in 1999. In addition, between 1999 and 2000 deliveries of twin-aisle A330/A340 aircraft decreased slightly from 64 to 62, while deliveries of twin-aisle A300/A310 aircraft remained stable. Revenues from 1999 to 2000 were also positively affected by the strengthening of the dollar against the Euro. Also significant was the impact of an upward revision of price escalation indices, which allow EADS to increase the price of aircraft between the time orders are placed and delivery to reflect increases in the costs of labor and materials during the intervening period. For a discussion of the impact of exchange rate variations on EADS' results of operations and EADS' hedging policy, see "— Accounting Considerations — Currency Hedging Accounting" and "— Exchange Rate Management Policy".

Pro forma consolidated R&D expenses increased by 5.7% from Euro 870 million in 1999 to Euro 920 million in 2000, principally as a consequence of the continuation of the A340-500 and A340-600 program and the preliminary stages of the A380 development program.

Pro forma consolidated EBIT pre-goodwill amortization and exceptionals increased by approximately 52.6% from Euro 925 million in 1999 to Euro 1,412 million in 2000. This increase was principally a consequence of the increase in aircraft deliveries, the positive impact of the dollar-Euro exchange rate, the revision of price escalation indices and productivity improvements, offset in part by an unfavorable product mix.

Military Transport Aircraft

Pro forma consolidated revenues in the MTA Division increased by 31.1% from Euro 241 million in 1999 to Euro 316 million in 2000, due principally to increased sales to the Airbus Division.

Pro forma consolidated R&D expenses increased by approximately 290% from Euro 15 million in 1999 to Euro 59 million in 2000, principally as a consequence of pre-development expenses for the A400M program and the continuation of the C-295 development program.

Pro forma consolidated EBIT pre-goodwill amortization and exceptionals went from a loss of Euro 20 million in 1999 to a loss of Euro 63 million in 2000, principally resulting from an unfavorable product mix and lower military aircraft deliveries.

Aeronautics

Pro forma consolidated revenues in the Aeronautics Division increased by 9.9% from Euro 4,280 million in 1999 to Euro 4,704 million in 2000, primarily due to an increase in revenues from Eurocopter and from other military aircraft programs, including the Eurofighter development program and the establishment of Eurofighter production facilities.

Pro forma R&D consolidated expenses increased by 5.8% from Euro 121 million in 1999 to Euro 128 million in 2000.

Pro forma consolidated EBIT pre-goodwill amortization and exceptionals increased by 46.5% from Euro 202 million in 1999 to Euro 296 million in 2000, due to increased deliveries of aircraft, margin improvements and positive exchange rate effects.

Space

Pro forma consolidated revenues in the Space Division increased by 0.7% from Euro 2,518 million in 1999 to Euro 2,535 million in 2000, primarily due to Ariane V, ATV and telecommunications satellite deliveries, offset in part by the deconsolidation of Sodern, a satellite optical sensing equipment company.

Pro forma consolidated R&D expenses decreased by 11.6% from Euro 69 million in 1999 to Euro 61 million in 2000.

Pro forma consolidated EBIT pre-goodwill amortization and exceptionals decreased by 30.9% from Euro 97 million in 1999 to Euro 67 million in 2000, due primarily to restructuring costs associated with EADS Launch Vehicles and with Astrium, as well as to a provision relating to a vendor financing to Globalstar, offset in part by productivity improvements.

Defence and Civil Systems

Pro forma consolidated revenues in the Defence and Civil Systems Division decreased by 24.0% from Euro 3,830 million in 1999 to Euro 2,909 million in 2000. This was due primarily to the change in the consolidation method for MNC and NNG, offset in part by the consolidation of EDSN, which became effective mid-2000, and to the impact of decreasing German military budgets.

Pro forma consolidated R&D expenses decreased by 18.3% from Euro 197 million in 1999 to Euro 161 million in 2000, principally as a consequence of the factors mentioned above.

Pro forma consolidated EBIT pre-goodwill amortization and exceptionals went from a profit of Euro 86 million in 1999 to a loss of Euro 110 million in 2000, reflecting decreased sales and restructuring provisions. Also affecting the results for 1999 was a one-time effect associated with the sale of Nortel Matra Cellular and certain other assets.

Results of Operations of EADS: Fiscal Year 2000 Compared with 1999

Pro Forma Consolidated Revenues

Total pro forma consolidated revenues of EADS increased by 7.3% from Euro 22,553 million in 1999 to Euro 24,208 million in 2000. This increase was primarily attributable to an increase in revenues from deliveries of commercial aircraft by Airbus, from 294 aircraft delivered in 1999 to 311 aircraft in 2000, as well as the effects of revised price escalation indices. Also significant was the increase in revenues in the Aeronautics Division. These factors were offset in part by lower revenues from the Defence and Civil Systems Division.

An additional factor that had a significant positive effect on EADS' revenue stream in 2000, given the importance of EADS' dollar-denominated sales, was the strengthening of the dollar against the Euro over the course of 2000.

For a discussion of the impact of exchange rate variations on EADS' results of operations and EADS' hedging policy, see "— Exchange Rate Management Policy" and "— Accounting Considerations — Currency Hedging Accounting".

Pro Forma Consolidated Cost of Sales

Pro forma consolidated cost of sales for EADS increased 9.7% from Euro 18,298 million in 1999 to Euro 20,072 million in 2000. This increase was due in large part to higher deliveries of Airbus aircraft, as well as to a one-time charge of Euro 483 million resulting from the depreciation of fair value adjustments related to inventories and accounted for in connection with the integration of EADS. Also significant were charges associated with restructurings in the Defence and Civil Systems Division and the Space Division.

Pro Forma Consolidated Selling, Administrative and Other Expenses

Pro forma consolidated selling, administrative and other expenses for EADS increased 13.4% from Euro 2,213 million in 1999 to Euro 2,510 million in 2000. This was attributable to increased operating activities at the Company, as well as provisions associated with the streamlining of Headquarters' functions and a one-time charge associated with a vendor financing to Globalstar.

Pro Forma Consolidated Research and Development

EADS' pro forma consolidated research and development expenses increased 1.1% from Euro 1,324 million in 1999 to Euro 1,339 million in 2000, primarily due to an increase in expenses associated with the A340-500, A340-600 and A380 programs, offset in part by the change of consolidation method for MNC and NNG.

Pro Forma Consolidated Other Income

Pro forma consolidated other income represents principally gains on sales of investments and fixed assets and rental income. EADS had pro forma other income in 1999 of Euro 475 million compared with Euro 342 million in 2000, representing a decrease of 28.0%. Much of this decrease is associated with the non-recurring effect of the sale of ATEV, the parent company of Sextant Avionique, in 1999.

Pro Forma Consolidated Income Before Financial Income and Income Taxes

Pro forma consolidated income before financial income and income taxes of EADS decreased by 74.0% from Euro 769 million in 1999 to Euro 200 million in 2000, which resulted from the factors discussed above, and in particular the non-recurring charge in relation to the fair value adjustments.

Pro Forma Consolidated Financial Income (Expense), Net

Pro forma consolidated financial income (expense), net includes principally investment income (including gains or losses of companies accounted for under the equity method), net interest expense and exchange rate gains or losses. Financial income (expense) of EADS determined on a pro forma basis for 1999 consisted of a net loss of Euro 1,846 million compared to a net loss of Euro 1,315 million in 2000. Much of this variation was associated with the marked-to-market valuation of the Company's financial instrument portfolio, which resulted from the Company's application of macro hedge accounting. During 2000, the dollar strengthened against the Euro in a smaller proportion than it did in 1999, and, furthermore, the Company's macro hedge portfolio was partly used during 2000, both of which effects contributed to the overall decrease in financial losses. Beginning in 2001, most macro hedges then outstanding will be tied with specific orders in the backlog to form valuation units and will be recorded as micro hedges as required by IAS 39. See "— Accounting Considerations — Currency Hedging Accounting".

Pro Forma Consolidated Income (Loss) Before Income Taxes

Pro forma consolidated loss before income taxes increased by 3.5% from Euro 1,077 million in 1999 to a loss of Euro 1,115 million in 2000.

Pro Forma Consolidated Income Taxes

In 1999, EADS reported a pro forma consolidated income tax benefit of Euro 33 million, compared to a benefit of Euro 220 million in 2000, mainly related to changes in income tax rates enacted in 2000.

Pro Forma Consolidated Net Income

As a result of the factors discussed above, EADS incurred a pro forma consolidated net loss of Euro 909 million in 2000, compared to a pro forma consolidated net loss of Euro 1,046 million in 1999.

Liquidity and Capital Resources

The following table sets forth a summary of the unaudited pro forma consolidated statements of cash flows for the years ended December 31, 1999 and 2000.

	Year ended December 31,	
	1999	2000
	(in millions of Euro)	(in millions of Euro)
Net cash flows provided by operating activities	1,538	3,159
Including changes in working capital	785	1,460
Net cash flows generated by (used in) investing activities	(1,340)	(1,628)
Pro forma free cash flows	198	1,531
Net cash flows generated by (used in) financing activities	(275)	1,635
Including capital increase	69	1,540
Effect of foreign exchange rate changes on cash and cash equivalents	(27)	6
Net increase (decrease) in pro forma cash	(104)	3,172

Pro forma cash flows provided by operating activities of Euro 3,159 million were primarily generated from the sales of aircraft by Airbus Industrie, improved operating performance and a decrease in working capital requirements due in large part to higher amounts of customers' advance payments.

Pro forma cash flows used in investing activities of Euro 1,628 million were principally due to continued high levels of capital expenditures associated with modernizing and enlarging technical plant and equipment.

Pro forma cash flows generated by financing activities of Euro 1,635 million were principally derived from the capital increase that took place at the time of the offering of the Company's shares in July 2000.

Capital Expenditures

Pro forma capital expenditures incurred during the year ended December 31, 2000 were funded by net cash flows from operations and through external financings, notably the capital increase of July 2000. These capital expenditures related principally to various aircraft development programs.

For the period 2001 to 2003, it is estimated that more than one-half of EADS' capital expenditures will be made in connection with Airbus activities, such as the establishment and expansion of production facilities for Airbus aircraft. In particular, the development program for the A380 ultra-large aircraft will require substantial capital expenditures. See "Information on EADS Activities — Airbus — Products and Services". Other capital expenditures will be made in connection with the expansion and completion of production facilities for existing Airbus models, as part of the planned ramp-up of Airbus production rates through 2003.

Capital Resources and Other Financing

EADS generally finances its manufacturing activities and product development programs, and in particular the development of new commercial aircraft, through a combination of funds generated by operating activities, customers' advance payments, risk-sharing partnerships with sub-contractors and reimbursable launch investments. In addition, EADS' military activities benefit from government-financed research and development contracts. In July 2000, EADS carried out a capital increase the proceeds of which have contributed significantly to the Company's improved net cash position. Due to its strong net cash position, amounting to 2,143 million euros as of December 31, 2000, and to high expected cash flow from operations, EADS has no current plans to increase borrowing or to issue new capital in the financial markets over the coming years. Nevertheless, EADS recently received ratings from Standard & Poor's (A/A1) and from Moody (A2), which could facilitate its access to the financial markets if it chose to do so. All of this should have the effect of providing the Company with added flexibility for future strategic initiatives.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS FOR THE FINANCIAL YEARS 1999 AND 2000

Pro Forma Consolidated Income Statements

	2000 Pro Forma Unaudited	1999 Pro Forma Unaudited
	Mio. €	Mio. €
Revenues	24,208	22,553
Cost of sales	(20,072)	(18,298)
Gross margin	4,136	4,255
Selling, gen. adm. & other expenses	(2,510)	(2,213)
Research and development costs	(1,339)	(1,324)
Other operating income	342	475
Amortization of Goodwill	(429)	(424)
Result before financial inc. and income tax	200	769
Financial expenses, net	(1,315)	(1,846)
Income (loss) before income taxes	(1,115)	(1,077)
Income taxes	220	33
Minority interest	(14)	(2)
Net income	(909)	(1,046)

Pro Forma Consolidated Balance Sheets

	December 31, 2000 Pro Forma Unaudited Mio. €	December 31, 1999 Pro Forma Unaudited Mio. €
CONSOLIDATED ASSETS		
Fixed assets	20,894	19,952
Intangible assets	8,165	8,329
Property, Plant and Equipment	8,120	7,693
Financial Assets	4,609	3,930
Current Assets	16,745	13,794
Inventory (net)	2,081	1,218
Trade receivables	4,118	4,509
Other receivables & other assets	2,624	3,317
Securities	4,682	1,575
Cash	3,240	3,175
Deferred tax assets	3,151	2,821
Prepaid expenses	654	651
Total Assets	41,444	37,218
CONSOLIDATED LIABILITIES AND STOCKHOLDERS' EQUITY		
Stockholders'equity	10,250	9,377
Capital stock	807	1,317
Reserves	9,359	8,003
Accumulated other comprehensive income	84	57
Minority interest	221	212
Provisions	8,684	7,432
Total liabilities	18,247	16,117
Financial liabilities	5,779	5,696
Trade liabilities	4,268	3,856
Other liabilities	8,200	6,565
Deferred tax liabilities	1,128	1,345
Deferred income	2,914	2,735
Total liabilities and stockholders' equity	41,444	37,218

Pro Forma Consolidated Cash Flow Statements

	2000 Pro Forma Unaudited	1999 Pro Forma Unaudited
	(in mill. EUR)	
Net Income (loss) before absorb agreement	(909)	(1,046)
Income (loss) applicable to minority interest	14	2
Gain (loss) on disposal of non-current assets	(77)	(290)
Depreciation and amortization of fixed assets	1,540	1,272
Valuation adjustment to inventories	483	0
Change in accrued liabilities	1,259	838
Change in deferred taxes	(611)	(23)
Variation in Working Capital	1,460	785
Cash provided by operating activities	3,159	1,538
Investments (net) in intangible, fixed and financial assets	(1,590)	(1,456)
Change in consolidation concerning cash	(38)	116
Cash used for investing activities	(1,628)	(1,340)
Transfer of profits/dividends to shareholders	0	(1,305)
Dividends to third parties	(31)	0
Capital increase from third parties	1,540	69
Increase in financial liabilities	83	1,012
Other activities	43	(51)
Cash used for financing activities	1,635	(275)
Effect of foreign exchange rate changes on cash and cash equivalents	6	(27)
Decrease/increase in cash and cash equivalents	3,172	(104)
CASH POSITION		
Cash and cash equivalents at beginning of year	4,750	4,854
Cash and cash equivalents at end of year	7,922	4,750

5.2.1 Consolidated Financial Statements

EADS N.V. (formerly Aerospatiale Matra S.A.)

Consolidated Statements of Income
for the years 2000 and 1999

	Note	2000	1999
		(in millions of €)	
Revenues	3,21	19,427	12,236
Cost of sales	4	(16,004)	(9,624)
Gross margin		3,423	2,612
Selling, administrative and other expenses	4	(2,144)	(1,358)
Research and development expenses		(1,077)	(689)
Other income	5	251	312
Amortization of goodwill		(277)	(127)
Income before financial income, income taxes and minority interests		176	750
Financial expense, net	6	(1,320)	(1,724)
Loss before income taxes and minority interests		(1,144)	(974)
Income taxes	7	264	352
Minority interests		(23)	(22)
Net loss		(903)	(644)

The accompanying notes are an integral part of these Consolidated Financial Statements.

1999 balances have been restated from French Francs into Euros using the Official Fixed Conversion Rate.

EADS N.V. (formerly Aerospatiale Matra S.A.)

Consolidated Balance Sheets
at December 31, 2000 and 1999

	Note	2000	1999
		(in millions of €)	
Assets			
Intangible assets	8	8,165	2,446
Property, plant and equipment, net	8	8,120	3,428
Investments and long-term financial assets	9	4,609	2,401
Fixed assets		20,894	8,275
Inventories	10	2,081	142
Trade receivables	11	4,118	2,915
Other receivables and other assets	12	2,624	1,251
Securities	13	4,682	1,574
Cash and cash equivalents		3,240	759
Non-fixed assets		16,745	6,641
Deferred taxes	7	3,151	1,379
Prepaid expenses		654	635
Total assets		41,444	16,930
Liabilities and stockholders' equity			
Capital stock		807	1,231
Reserves		9,359	992
Accumulated other comprehensive income		84	87
Stockholders' equity	14	10,250	2,310
Minority interests		221	196
Provisions	15	8,684	2,399
Financial liabilities	16	5,779	3,681
Trade liabilities	17	4,268	2,439
Other liabilities	17	8,200	3,947
Liabilities		18,247	10,067
Deferred taxes	7	1,128	16
Deferred income		2,914	1,942
Total liabilities and equity		41,444	16,930

The accompanying notes are an integral part of these Consolidated Financial Statements.

1999 balances have been restated from French Francs into Euros using the Official Fixed Conversion Rate.

EADS N.V. (formerly Aerospatiale Matra S.A.)

Consolidated Statements of Cash Flows for the years 2000 and 1999

	2000	1999
	(in millions of €)	
Net loss	(903)	(644)
Income applicable to minority interests	23	22
Adjustments to reconcile net loss to cash provided by operating activities:		
Depreciation and amortization of fixed assets	1,121	523
Valuation adjustments to inventories	483	0
Change in deferred taxes	(694)	(423)
Results on disposals of fixed assets/businesses	48	(267)
Change in provisions	1,019	316
Result of companies accounted for by the equity method	(110)	(56)
Change in other operating assets and liabilities	1,594	1,309
Cash provided by operating activities	2,581	780
Investments:		
Purchases of fixed assets/businesses	(1,546)	(1,092)
Proceeds from disposals of fixed assets/businesses	487	833
Change in cash from changes in consolidation	2,671	35
Cash provided by (used for) investing activities	1,612	(224)
Change in financial liabilities	(103)	329
Dividends paid	(31)	0
Capital increase	1,540	0
Other	(16)	(17)
Cash provided by financing activities	1,390	312
Effect of foreign exchange rate changes on cash and cash equivalents	6	(27)
Increase in cash and cash equivalents	5,589	841
Cash and cash equivalents		
At beginning of period	2,333	1,492
At end of period	7,922	2,333

The accompanying notes are an integral part of these Consolidated Financial Statements.

1999 balances have been restated from French Francs into Euros using the Official Fixed Conversion Rate.

Cash and cash equivalents also comprise securities.

The following represents supplemental information with respect to cash flows from operating activities:

	2000	1999
Interest paid	239	121
Income taxes paid	206	4

EADS N.V. (formerly Aerospatiale Matra S.A.)

Consolidated Statements of Changes in Stockholders' Equity for the years 2000 and 1999

	Capital stock	Reserves	Accumulated other comprehensive income	Total
	(in millions of €)			
Balance at January 1, 1999	703	(1,131)	82	(346)
Distribution of the Thomson-CSF shares		(203)		(203)
Dassault Aviation shares contribution by French State (fair value)	141	842		983
MHT shares contribution by Lagardère SCA (fair value)	387	2,128		2,515
Net loss		(644)		(644)
Other comprehensive income			5	5
Balance at December 31, 1999	1,231	992	87	2,310
EADS N.V. (fifty thousand €)				
Contribution of ASM to EADS N.V. (book value)	(827)	827		0
Contribution of DASA to EADS N.V. (fair value)	266	5,969		6,235
Contribution of CASA to EADS N.V. (fair value)	45	1,002		1,047
Capital increase	80	1,366		1,446
Capital increase ESOP (incl. discount)	12	193		205
IPO-Costs		(56)		(56)
Net loss		(903)		(903)
Dividend		(31)		(31)
Other comprehensive income			(3)	(3)
Balance at December 31, 2000	807	9,359	84	10,250

The accompanying notes are an integral part of these Consolidated Financial Statements.

1999 balances have been restated from French Francs into Euros using the Official Fixed Conversion Rate.

(in million of €)

FORMATION OF EADS IN 2000

The European Aeronautic Defence and Space Company EADS N.V. ("EADS" or the "Group"), a Dutch public company legally seated in Amsterdam, is one of the leading manufacturers of commercial aircraft, civil helicopters, commercial space launch vehicles, missiles, military aircraft, satellites and defence electronics. The Group is the result of the merger of the operations of Aerospatiale Matra S.A. ("ASM"), the aerospace and defence activities of DaimlerChrysler AG ("Dasa") and Construcciones Aeronauticas S.A. ("Casa").

Pursuant to business combination agreements dated October 14, 1999 and December 2, 1999 (the "Business Combination Agreements"), the accounts of ASM were liquidated on July 8, 2000 through the contribution of its assets and liabilities to EADS. In connection with the liquidation of ASM, each of its 403,687,775 outstanding shares was exchanged for one share of EADS. Because no operating activities occurred at EADS N.V. prior to the contribution, the financial statements of the Group prior to July 8, 2000 represent the historical, consolidated financial statements of ASM. A description of the transactions concerning the formation of ASM is contained in Note 2.

In accordance with the Business Combination Agreements, on July 10, 2000, EADS issued 266,625,182 shares for all of the assets and liabilities of Dasa and 44,690,871 shares for all of the assets and liabilities of Casa. Concurrent with the acquisitions of Dasa and Casa, the Group and its shareholders offered 146,454,136 ordinary shares (including 11,769,259 shares in the employee offering) in an initial public offering at € 19.00 (retail: € 18.00) per share.

For accounting purposes, the transactions were treated as business combinations using the purchase method with ASM as the acquirer. Adjustments have been made to allocate the excess of the fair values of Dasa and Casa over their historical costs amounting to € 5,860 and € 1,095, respectively, to specifically identifiable assets acquired and liabilities assumed based upon a final determination of fair values as follows:

Dasa:	July 2000
Fixed assets	1,347
Non-fixed assets	408
Goodwill	5,002
Deferred taxes and liabilities assumed	(897)
	5,860

Casa:	July 2000
Fixed assets	208
Non-fixed assets	185
Goodwill	839
Deferred taxes and liabilities assumed	(137)
	1,095

Goodwill resulting from the acquisitions is amortized over 20 years, the expected period of benefit. The accompanying consolidated financial statements of EADS include the results of ASM for all periods presented and the results of Dasa and Casa since the date of their acquisition.

For the formation of ASM in 1999, please refer to Note 2.

(in million of €)

BASIS OF PRESENTATION

The consolidated financial statements of the Group have been prepared for the first time in accordance with the accounting standards issued by the International Accounting Standards Committee ("**IASC**") and the interpretations issued by the Standing Interpretations Committee of the IASC, except that the Group expenses all development costs as incurred (see note 1). EADS has applied certain simplifications as allowed under SIC-8. These simplifications principally relate to 1999 disclosures about cash flow, leasing and the development of fixed assets. The following International Accounting Standards ("**IAS**") have been adopted in the 1999 consolidated financial statements before their effective dates:

— IAS 16 (revised 1998) Property, Plant and Equipment

— IAS 22 (revised 1998) Business Combinations

— IAS 28 (revised 1998) Accounting for Investments in Associates

— IAS 31 (revised 1998) Financial Reporting of Interests in Joint Ventures

— IAS 36 Impairment of Assets

— IAS 37 Provisions, Contingent Liabilities and Contingent Assets

— IAS 38 Intangible Assets

Prior to the business combination which resulted in the formation of EADS, the consolidated financial statements of ASM were prepared in accordance with French generally accepted accounting principles ("**French GAAP**"). In connection with the business combination, the consolidated financial statements of ASM for 1999 and for the period in 2000 prior to the business combination were restated from French GAAP into IAS.

1. Summary of significant accounting policies

Consolidation — The consolidated financial statements include all of the material subsidiaries under the control of EADS. Significant investments in which EADS has a 20% to 50% ownership ("associated companies") are generally accounted for using the equity method. For investments in material joint ventures, EADS uses the proportionate method of consolidation (see Note 2). Other investments are accounted for at cost.

For business combinations accounted for under the purchase accounting method, all assets acquired and liabilities assumed are recorded at fair value. An excess of the purchase price over the fair value of net assets acquired is capitalized as goodwill and amortized over the estimated period of benefit on a straight-line basis.

The effects of intercompany transactions have been eliminated.

Foreign Currencies

Foreign currency transactions — Transactions in foreign currencies are translated to euro at the foreign exchange rate in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to euro at the foreign exchange rate in effect at that date. Foreign exchange gains and losses arising from translation are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated to euro at the foreign exchange rate in effect at the date of the transaction.

Financial statements of foreign operations — The assets and liabilities of foreign entities, where the local currency is other than euro, are generally translated using period-end exchange rates while the statements of income are translated using average exchange rates during the period. Differences arising from the translation of assets and liabilities in comparison with the translation of the previous periods are included as a separate component of stockholders' equity ("Accumulated other comprehensive income", net of applicable deferred income taxes).

Revenue Recognition — Revenues are recognized upon the transfer of risk or the rendering of a service. For construction contracts, revenues are recognized according to the percentage-of-completion method as contractually agreed-upon milestones are reached or the work progresses. Changes in profit rates are reflected in current earnings as identified. Contracts are reviewed for possible losses at each reporting period and provisions for estimated losses on contracts are recorded when identified.

Incentives applicable to performance on contracts are considered in estimated profit rates and are recorded when there is sufficient information to assess anticipated contract performance. Contract penalties are charged to expense in the period it becomes probable that the Group will be subject to the penalties.

Sales of aircraft that include value guarantee commitments are accounted for as operating leases when the risk associated with the value guarantee is considered material.

Product-Related Expenses — Expenses for advertising and sales promotion and other sales-related expenses are charged to expense as incurred. Provisions for warranties are made at the time the related sale is recorded.

Research and Development Expenses — Research and development funded by the Group is expensed as incurred. Financed research and development contracts are recorded as revenues.

Income Taxes — Deferred income taxes are recorded in the consolidated financial statements of EADS in accordance with IAS 12 — Income Taxes. Deferred tax assets and liabilities reflect lower or higher future tax impacts that result for certain assets and liabilities from temporary valuation differences between their carrying amounts and the tax bases as well as from net operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

As deferred tax assets anticipate potential future tax benefits, they are recorded in the consolidated financial statements of EADS only when the likelihood that the tax benefits will be realized is more than 50%. A valuation allowance is recorded to reduce deferred tax assets to amounts, which will more likely than not be realized.

Treatment of IPO-costs — Incremental external costs directly attributable to the IPO of EADS were accounted for as a deduction from the reserves, net of related income tax benefit.

Intangible Assets — Purchased intangible assets, other than goodwill, are valued at acquisition cost and are generally amortized over their respective useful lives (3 to 10 years) on a straight line basis. Goodwill is capitalized and amortized over 5 to 20 years. The Group periodically assesses the recoverability of its goodwill based upon projected future cash flows.

Property, Plant and Equipment — Property, plant and equipment is valued at acquisition or manufacturing costs less accumulated depreciation. Depreciation expense is recognized principally using the straight-line method. The costs of internally produced equipment and facilities include direct material and labour costs and applicable manufacturing overheads, including depreciation charges. The following useful lives are assumed: buildings 6 to 50 years; site improvements 6 to 20 years; technical equipment and machinery 3 to 20 years; and other equipment, factory and office equipment 2 to 10 years. The cost of specialized tooling for commercial production is capitalized and amortized over five years using the straight-line method.

Impairment of Long-lived Assets — The Group reviews long-lived assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Lease — The Group is a lessee of property, plant and equipment. All leases that meet specified criteria intended to represent situations where the substantive risks and rewards of ownership have been transferred to the lessee are accounted for as finance leases. All other leases are accounted for as operating leases.

Aircraft leasing — EADS is engaged in various aircraft leasing activities being either finance or operate lease as lessor or lessee (headlease, sublease), which are accounted for respectively.

Non-fixed Assets — Non-fixed assets represent the Group's inventories, receivables, securities and cash, including amounts to be realized in excess of one year. In the accompanying notes, the portion of assets and liabilities to be realized and settled in excess of one year has been disclosed.

Inventories — Inventories are valued at the lower of acquisition or manufacturing cost or market price. Manufacturing costs comprise direct material and labour and applicable manufacturing overheads, including depreciation charges.

Securities — Securities are accounted for at fair values, if readily determinable. Unrealized gains and losses on these investments are included within a separate component of stockholders' equity ("**Accumulated other comprehensive income**"), net of applicable income taxes. All other securities are recorded at cost.

Cash and cash equivalents — Cash consists of cash on hand, cash in bank, checks, and fixed deposits having a maturity of three months or less.

Financial Instruments — EADS uses derivative financial instruments for hedging purposes. Financial instruments used in micro-hedging strategies to offset the Group's exposure to identifiable and committed transactions are accounted for together with the underlying business transactions ("**hedge accounting**"). Gains and losses on forward contracts and options hedging firm foreign currency commitments are deferred off-balance sheet and are recognized as a component of the related transactions, when recorded (the "**deferral method**").

In the event of an early termination of a currency exchange agreement designated as a hedge, the gain or loss is realized.

Financial instruments that have been previously used by EADS in macro-hedging strategies do not qualify for hedge accounting and are accordingly marked to market at each reporting period with unrealized gains and losses recognized in other financial result.

By the time the Group meets the requirements for hedge accounting and designates the derivative financial instrument as a hedge of a committed transaction, subsequent unrealized gains and losses would be deferred and recognized along with the effects of the underlying transaction.

Refundable Advances

Refundable advances are recorded as "**Other Liabilities**".

Accrued Liabilities

Provisions for losses on completion of contracts — Provisions for losses on uncompleted contracts are recorded when it becomes probable that total estimated contract costs will exceed total contract revenues. Such provisions are recorded as write-downs of work-in-process for that portion of the work, which has already been completed, and as provisions for risks for the remainder.

Losses are determined on the basis of estimated results on completion of contracts and regularly updated.

Provisions for financial guarantees corresponding to aircraft sales — Sales contracts for aircraft may stipulate financial guarantees for lease payments, for the residual values of aircraft, for the repayment of the balance of outstanding borrowings and for the financing of the sales of certain aircraft on behalf of the Group. Guarantees may be sole, joint (e.g., with engine manufacturers) or restricted to a ceiling defined in the contract. Provisions are recorded in the case management considers the guarantees likely to be called upon.

Retirement indemnities — When Group employees retire, they receive indemnities as stipulated in retirement or collective agreements, in accordance with regulations and practices of the countries (principally Germany and France) in which the Group operates.

French law stipulates that employees are paid retirement indemnities on the basis of the length of service. In Germany, retirement indemnities are principally based upon years of service. Certain pension plans are based on salary earned in the last year or on an average of the last three years of employment while others are fixed plans depending on ranking (both salary level and position).

Actuarial assessments are regularly made to determine the amount of the Group's commitments with regard to retirement indemnities. This assessment includes an assumption concerning changes in salaries, retirement ages and long-term interest rates. It comprises all the expenses the Group will be required to pay to meet these commitments.

The resulting obligation is recorded in the balance sheet as a liability. Actuarial gains and losses are deferred and recorded progressively over the remaining service life of employees.

(in million of €)

Use of Estimates — The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements — In March 1999, the International Accounting Standards Committee issued International Accounting Standard (IAS) 39, "**Financial Instruments: Recognition and Measurement**". This Standard is effective for fiscal years beginning on or after January 1, 2001. Under the new standard, the Group will apply hedge accounting for certain foreign currency derivative contracts on qualifying forecasted transactions.

For the vast majority of derivative hedging instruments that existed at December 31, 2000, EADS fulfils the qualifying criteria of IAS 39 concerning hedge accounting. Any future fluctuations in foreign currency exchange rates therefore will only be recognized in the balance sheet as a separate component of stockholders' equity, not affecting the consolidated income statement. Accordingly, application of IAS 39 for these existing derivative instruments as well as for new derivative instruments will result in a lower volatility of net profit and loss in future periods.

Up to December 31, 2000, certain of the Group's hedging instruments have been accounted for as macro hedges. In order to achieve the same treatment as for the existing micro hedges, EADS was able to document for most of these instruments that from the date of designation, a hedging relationship existed between each position being hedged and each hedging instrument. EADS presented the existence of the necessary requirements for formal designation of hedging relationships as well as the application of the rules on hedge effectiveness.

The provision established for the mark to market valuation of the derivative financial instruments as of December 31, 2000 will remain in existence until the contractual term of the related financial instruments.

Earnings Per Share — Due to the significant increase in the number of shares in relation with the initial public offering on July 10, 2000 and to the concurrent acquisition of Dasa and Casa, whose revenues and expenses for the period January 1 to June 30, 2000, were not included in the EADS profit and loss statement, earnings per share have not been disclosed for the year 2000 in light of the lack of comparability and relevance of these figures.

2. Scope of consolidation

Perimeter of consolidation (December 31, 2000) — The consolidated financial statement include, in addition to EADS N.V.:

- 151 companies which are fully consolidated,
- 76 companies which are proportionately consolidated,
- 24 companies, which are investments in associates and are accounted for using the equity method.

The significant subsidiaries, associates, and joint ventures are listed in the appendix entitled "**Information on principal investments**".

CREATION OF EADS

EADS was created as of July 10, 2000. For accounting purposes, the combination of ASM, Dasa, and Casa was treated as a business combination using the purchase method of accounting. As a result, the balance sheets of Dasa and Casa were revalued to reflect fair market value of acquired assets and liabilities, while the balance sheet of ASM was included in the EADS at historical cost.

FORMATION OF ASM IN 1999

In December 1998, the French State transferred to Aerospatiale (the predecessor to ASM) a 45.76% participation in Dassault Aviation, which designs, develops and produces military aircraft (including the Rafale and the Mirage 2000) and the Falcon business jet family. At the time of delivery of shares in this transaction, Lagardère contributed Matra Hautes Technologies ("**MHT**") to Aerospatiale. MHT is a global provider of complex space and defence systems and is also active in the fields of telecommunications, information technology and imagery.

(in million of €)

The Dassault Aviation Transaction

On December 24, 1998, the French State entered into an agreement to contribute its 45.76% shareholding in Dassault Aviation to Aerospatiale. Pursuant to this agreement, the French State's shareholding in Dassault Aviation was definitely transferred to Aerospatiale on December 30, 1998, in exchange for 9,267,094 new shares of Aerospatiale issued on May 6, 1999.

The MHT Transaction

On March 26, 1999, Lagardère and Aerospatiale entered into an agreement (the "**Contribution Agreement**") pursuant to which Lagardère contributed to Aerospatiale 100% of the share capital of MHT. In exchange for this contribution Aerospatiale issued 126,959,805 new shares to Lagardère representing 31.45% of Aerospatiale's shares outstanding. In addition, Lagardère purchased, for a price of € 130, additional shares from the French State representing 1.55% of Aerospatiale's shares outstanding, bringing Lagardère's total holding to 33%.

Other significant changes

On May 18, 1999, ASM redistributed to the French State the Thomson-CSF shares it had received on June 22, 1998 in payment for the transfer of its previously spun-off satellite business. The fair value of this distribution, amounting to € 203, was allocated to reserves. With the agreement of the French Direction Générale des Impôts, this distribution fell under the provisions of article 115-2 of the general tax code (CGI), and was tax-free.

In February 1999, ASM transferred to Thomson-CSF its 50% stake in ATEV (which owns 99.71% of Avionique Sextant) for € 340, recording a pre-tax capital gain of € 182.

NOTES TO THE CONSOLIDATED STATEMENTS OF INCOME

3. Revenues

Revenues associated with construction contracts accounted for under the percentage-of-completion-method amount to € 2,856 in 2000.

4. Functional costs and other expenses

Cost of sales and other functional costs include cost of materials as follows:

	Year ended December 31, 2000	Year ended December 31, 1999
Cost of raw materials, supplies and resale products	8,759	6,303
Cost of purchased services	3,268	2,161
	12,027	8,464

Selling, administrative and other expenses in 2000 are comprised of selling expenses (€ 567), administration expenses (€ 1,001) and other expenses (€ 576). Other expenses in 2000 comprise losses from sales of fixed assets (€ 49) and additions to other accruals (€ 112).

Personnel expenses are comprised of:

	Year ended December 31, 2000	Year ended December 31, 1999
Wages, salaries and social contributions	3,971	2,769
Net periodic pension cost (see Note 15 a)	144	46
	4,115	2,815

The Group's workforce totals 88,879 at December 31, 2000.

(in million of €)

5. Other income

Other income mainly comprises in 2000 of rental income (€ 32) and others (€ 219), in 1999 of gains on sales of property, plant & equipment including the disposal of the investment in Sextant (€ 287).

6. Financial expense

	Year ended December 31, 2000	Year ended December 31, 1999
Income from investments	110	56
Interest expense	(42)	(96)
Other financial loss	(1,388)	(1,684)
	(1,320)	(1,724)

In 2000, the income from investments mainly includes the equity investments in Dassault Aviation (€ 116), Matra Nortel Holding (€ 35) and Nortel Dasa Network Systems (€ 10), partly offset by Globalstar (€ -68).

Other financial loss mainly results from mark-to-market revaluation of financial instruments. Additionally, in 1999, the restructuring of the foreign exchange risk management resulted in a € (401) loss.

7. Income taxes

Loss before income taxes and minority interests amounted to € (1,144) for the year ended December 31, 2000

(1999: € (974)) The (expense) benefit for income taxes consists of the following:

	Year ended December 31, 2000	Year ended December 31, 1999
Current tax expense	(430)	(55)
Deferred tax benefit	694	407
	264	352

In 2000, the German government enacted new tax legislation which will reduce the Group's statutory corporate tax rate for its German subsidiaries from 40% on retained earnings and 30% on distributed earnings to a uniform 25%, effective beginning January 1, 2001. Deferred tax assets and liabilities for the Group's German subsidiaries were calculated using the enacted income tax rate of 26.375% (including a solidarity surcharge of 5.5% on the federal corporate tax) plus the after federal tax benefit rate for trade tax of 12.125%. The effects of the tax rate reduction on the year-end 2000 deferred tax assets and liabilities are reflected in the reconciliation presented below.

(in million of €)

In France, the corporate tax rate in effect for 2000 was 33⅓% plus a surcharge of 10%. The French government has established for the years 2001 and 2002 a reduced surcharge of 6% in 2001 and 3% in 2002. Accordingly, deferred tax assets and liabilities for the Group's French subsidiaries were calculated using the enacted tax rate of 36.43% for timing differences expected to reverse in 2001 and 35.43% for timing differences expected to reverse after 2002. The effects of the tax rate reduction on the year-end 2000 deferred tax assets and liabilities are reflected in the reconciliation presented below.

A reconciliation of income taxes in 2000 using the Dutch corporate tax rate of 35% (in 1999: the French corporate tax rate of 40.00%) to the reported tax benefit is as follows:

	Year ended December 31,	
	2000	1999
Expected benefit for income taxes	400	390
Effect of changes in tax laws	88	(20)
Foreign tax rate differential	15	0
Goodwill amortization	(123)	(47)
Changes in valuation allowances on deferred taxes	(133)	27
Tax credit for R&D expenses	25	0
Other	(8)	2
Reported tax benefit	264	352

Deferred income tax assets and liabilities are summarized as follows:

	December 31,	
	2000	1999
Intangible assets	20	0
Investments and long-term financial assets	12	0
Inventories	193	20
Prepaid expenses	203	33
Net operating loss and tax credit carryforwards	343	133
Retirement plans	473	0
Other accrued liabilities	1,059	381
Liabilities	743	787
Deferred income	594	307
	3,640	1,661
Valuation allowances	(360)	(282)
Deferred tax assets	3,280	1,379
Property, plant and equipment	975	0
Receivables	259	0
Other	23	16
Deferred tax liabilities	1,257	16
Deferred tax assets, net	2,023	1,363

(in million of €)

At December 31, 2000, the Group had domestic corporate tax net operating losses ("NOLs") amounting to € 91, foreign NOLs and credit carryforwards amounting to € 791, and foreign trade tax NOLs amounting to € 478. The amount of the Group's deferred tax valuation allowances is based upon management's estimate of the level of deferred tax assets that will be realized. In future periods, depending upon the Group's financial results, management's estimate of the amount of the deferred tax assets considered realizable may change, and hence the valuation allowances may increase or decrease.

Net deferred income tax assets and liabilities in the consolidated balance sheets are as follows:

	December 31, 2000		December 31, 1999	
	Total	thereof non-current	Total	thereof non-current
Deferred tax assets	3,151	2,419	1,379	86
Deferred tax liabilities	(1,128)	(691)	(16)	(16)
Deferred tax assets, net	2,023	1,728	1,363	70

An income tax benefit of € 30 relating to the Group's IPO costs was recognized directly as reserves during the year ended December 31, 2000.

NOTES TO THE CONSOLIDATED BALANCE SHEETS

8. Intangible assets and property, plant and equipment, net

Intangible assets

Intangible assets principally represent goodwill. Schedules detailing gross and net values of intangible assets are as follows:

	December 31, 2000		
	Gross	Depreciation or Amortization	Net
Goodwill	8,442	(393)	8,049
Other intangible assets	305	(189)	116
	8,747	(582)	8,165
Net at December 31, 1999			2,446
Acquisitions			140
Disposals			(13)
Depreciation and amortization			(324)
Changes in consolidation scope and exchange differences			5,916
Net at December 31, 2000			8,165

Changes in consolidation scope and exchange differences mainly comprise the respective goodwill of Dasa and Casa.

(in million of €)

Property, plant and equipment

Schedules detailing gross and net values of property, plant and equipment show the following:

	December 31, 2000		
	Gross	Depreciation or Amortization	Net
Land, leasehold improvements and buildings including buildings on land owned by others	3,523	(1,038)	2,485
Technical equipment and machinery	3,295	(1,875)	1,420
Other equipment, factory and office equipment	5,279	(1,496)	3,783
Advance payments relating to plant and equipment and construction in progress	443	(11)	432
	12,540	(4,420)	8,120
Net at December 31, 1999			3,428
Acquisitions			816
Disposals			(268)
Depreciation and amortization			(687)
Changes in consolidation scope and exchange differences			4,831
Net at December 31, 2000			8,120

Changes in consolidation scope and exchange differences mainly comprise the respective fair values of the fixed assets acquired from Dasa and Casa.

Leased aircraft classified as operating leases are included in the position "Other equipment, factory and office equipment".

Property, plant and equipment include buildings, technical equipment and other equipment capitalized under finance lease agreements of € 195 (1999: € 198).

The equipment leased out in operating leases amounts to € 2,816, thereof an amount of € 610 is financed under finance lease-in contracts. Also included in these positions are aircraft sold with residual value guarantees which do not qualify as sales.

Non-cancellable future lease payments due from customers for equipment on operating leases at December 31, 2000 are as follows:

2001	195
2002	191
2003	190
2004	153
2005	130
thereafter	279

9. Investments and long-term financial assets

Included in this amount are investments in associated companies of € 1,318. The Group's investments in associates mainly relate to the 45.76% interest in Dassault Aviation, to the 42% interest in Nortel Dasa Network Systems and to the 45% interest in Matra Nortel Communications. A list of the investments in associates is included in Appendix "Information on principal investments". All significant investments in associates have been accounted for using the equity method.

(in million of €)

The components of investment in finance leases are as follows:

	At December 31, 2000
Minimum lease payments	921
Unguaranteed residual value	121
Unearned finance income	(312)
	730

Future lease payments to be received under finance leases:

2001	93
2002	109
2003	104
2004	100
2005	120
thereafter	395

10. Inventories

	At December 31,	
	2000	1999
Raw materials and manufacturing supplies	749	406
Work in progress	5,045	2,661
Finished goods, parts and products held for resale	2,027	1,289
Advance payments to suppliers	1,125	711
	8,946	5,067
Less: Advance payments received	(6,865)	(4,925)
	2,081	142

11. Trade receivables

	At December 31,	
	2000	1999
Receivables from sales of goods and services	4,494	3,165
Allowance for doubtful accounts	(376)	(250)
	4,118	2,915

As of December 31, 2000, € 940 of the trade receivables mature after more than one year.

12. Other receivables and other assets

Other receivables and other assets include an amount of € 771 corresponding to the remaining capitalized settlement payment to the German Government with respect to refundable advances which is amortized through the income statement at the delivery pace of the corresponding planes. They further comprise receivables from affiliated companies (€ 183) and receivables from related companies (€ 398), net of allowance (€ -25).

As of December 31, 2000, € 681 of other receivables and other assets mature after more than one year.

13. Securities

The securities (€ 4,682) comprise mainly "Available-for-Sales Securities" (€ 4,655).

(in million of €)

14. Stockholders' equity

The issued share capital of the Group consists of 807,157,667 shares as at December 31, 2000. The authorized share capital consists of 3,000,000,000 shares. The shares have a par value of € 1.00.

15. Provisions

	At December 31, 2000	At December 31, 1999
Retirement plans (see Note 15a) and similar obligations	2,986	468
Other provisions (see Note 15b)	5,698	1,931
	8,684	2,399

€ 2,836 of retirement plans and similar obligations and € 2,894 of other provisions have a maturity of more than 1 year.

Development of provisions	Total
as of 12/31/1999	2,399
Change in consolidation scope	4,720
Additions/Utilization	1,565
as of 12/31/2000	8,684

a) Retirement plans

When Group employees retire, they receive indemnities as stipulated in retirement agreements, in accordance with regulations and practices of the countries (principally France and Germany) in which the Group operates. French law stipulates that employees are paid retirement indemnities on the basis of the length of service. In Germany, retirement indemnities are paid on the basis of salaries and seniority.

The following provides information with respect to the Group's pension liabilities.

	At December 31, 2000	At December 31, 1999
Change in defined benefit obligations:		
Defined benefit obligations at beginning of year	589	521
Service cost	55	21
Interest cost	114	25
Plan amendments	2	0
Actuarial (gains) losses	(10)	6
Acquisitions and other	2,845	34
Benefits paid	(83)	(18)
Defined benefit obligations at end of year	3,512	589
Change in plan assets:		
Fair value of plan assets at beginning of year	0	0
Actual return on plan assets	29	0
Contributions	19	0
Acquisitions and other	653	0
Benefits paid	(19)	0
Fair value of plan assets at end of year	682	0

In 1999, ASM did not have any plan assets.

(in million of €)

A reconciliation of the funded status to the amounts recognized in the consolidated balance sheets is as follows:

	At December 31,	
	2000	1999
Funded status[1]	2,830	589
Unrecognized actuarial net gain/(losses)	129	(121)
Net amount recognized	2,959	468

(1) Difference between the defined benefit obligations and the fair value of plan assets.

The weighted-average assumptions used in calculating the actuarial values of the retirement plans were as follows:

Assumptions as of December 31:	2000	1999
	%	%
Discount rate	5.0-6.0	5.0
Rate of compensation increase	1.5-2.5	3.0
Inflation rate	2.0-2.5	1.2

The components of the net periodic pension cost were as follows:

	2000	1999
Service cost	55	21
Interest cost	114	25
Expected return on plan assets	(25)	0
Net periodic pension cost	144	46

b) Other provisions

Other provisions consisted of the following:

	At December 31,	
	2000	1999
Aircraft financial risks	981	352
Services to be supplied	918	266
Contract losses	338	168
Warranties	263	228
Other risks and charges	3,198	917
	5,698	1,931

Other risks and charges include provisions for mark-to-market financial instruments and provisions for restructuring. They comprise certain employee termination benefits and costs which are directly associated with reductions in capacities.

16. Financial liabilities

Financial liabilities include bonds (€ 869; thereof € 599 mature after more than one year), liabilities to financial institutions (€ 1,826; thereof € 1,447 mature after more than one year of which € 1,031 are due in more than five years), liabilities to affiliated companies (€ 182), loans (€ 1,052; thereof € 955 mature after more than one year of which € 713 are due in more than five years), liabilities from finance leases (€ 1,636; thereof € 1,561 mature after more than one year of which € 1,150 are due in more than five years) and treasury notes, notes payable and other (€ 214 that all mature after more than one year). As of December 31, 2000, € 1,002 of financial liabilities are due within one year (1999: € 553).

(in million of €)

Aggregate amounts of financial liabilities maturing during the next five years and thereafter are as follows:

	2001	2002	2003	2004	2005	there-after
Financial liabilities	1,002	710	438	250	269	3,110

17. Trade and other liabilities

	At December 31,	
	2000	1999
Trade liabilities	4,268	2,439
Other liabilities	8,200	3,947
	12,468	6,386

In the trade liabilities as of December 31, 2000, € 202 mature after more than one year. Included in "other liabilities" are € 1,136 maturing after more than five years.

At December 31, 2000, other liabilities mainly comprise advance payments of € 3,811, as well as refundable advances of € 2,088. They also include further liabilities to related parties (€ 103) and to affiliated parties (€ 39).

OTHER NOTES

18. Litigation and claims

Various legal actions, governmental investigations, proceedings and other claims are pending or may be instituted or asserted in the future against the Group. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. It is reasonably possible that the final resolution of some of these matters may require the Group to make expenditures, in excess of established reserves, over an extended period of time and in a range of amounts that cannot be reasonably estimated. The term "reasonably possible" is used herein to mean that the chance of a future transaction or event occurring is more than remote but less than likely. Although the final resolution of any such matters could have a material effect on the Group's consolidated operating results for the particular reporting period in which an adjustment of the estimated reserve is recorded, the Group believes that any resulting adjustment should not materially affect its consolidated financial position.

19. Commitments and contingencies

At December 31, 2000, in connection with EADS's participation in the Airbus and ATR consortia, EADS was contingently liable related to the consortia's irrevocable financing commitments in respect of aircraft on order, including options, for delivery in the future. In addition, EADS was also contingently liable related to credit guarantees and participations in financing receivables of the consortia under certain customer finance programs. When entering into such customer financing commitments, the consortia have generally established a secured position in the aircraft being financed. The consortia and EADS believe that the estimated fair value of the aircraft securing such commitments would substantially offset any potential losses from the commitments. Based on experience, the probability of material losses from such customer financing commitments is considered remote.

EADS's obligations under the foregoing financing commitments of the consortia are joint and several with its partners in the consortium. In the event that Airbus or ATR, despite the underlying collateral, should be unable to honor its obligations, each consortium partner would be jointly and severally liable to third parties without limitation. Between the consortium partners, the liability is limited to each partner's proportionate share in Airbus or ATR.

Commitments (€ 299; 1999: € 283) include contingent liabilities principally representing guarantees of indebtedness, contractual guarantees and commitments as to contractual performances.

In addition, the Group has granted some European governments performance bonds in connection with orders.

(in million of €)

Operating lease commitments

Future lease payments under rental and lease agreements which have initial or remaining terms in excess of one year at December 31, 2000 are as follows:

	Operating leases
2001	301
2002	309
2003	273
2004	278
2005	271
thereafter	2,107

The majority of the operating lease commitments is due to aircraft headlease activities with corresponding sublease activities.

As of December 31, 2000, purchase of tangible and intangible assets commitments amounts to € 48.

20. Information about financial instruments

a) Use of financial instruments

Exchange rate risks — EADS' revenues are mainly denominated in US dollars, whereas the major portion of its costs are incurred in euros. Consequently, to the extent that EADS does not use financial instruments to cover its exchange rate exposure from the time of a customer order of equipment to the time of its delivery, its profits will be affected by changes in the euro-US dollar exchange rate. As the Group intends to generate profits only from its operations and not through speculation on exchange rate movements, EADS uses hedging strategies to manage and minimize the impact of exchange rate fluctuations on these profits. EADS' foreign exchange hedge position at inception was the result of the combination of the outstanding hedging portfolio of ASM, Dasa and CASA.

EADS manages a long-term hedging portfolio with a maturity of several years covering US dollar receivables, mainly from the activities of Airbus. EADS hedges its net US dollar exposure, primarily using currency forwards and option contracts. The main currency strategy in place as of December 31, 2000 uses synthetic forwards, which are a combination of purchases of US dollar puts and sales of US dollar calls, each with the same notional amount and maturity.

EADS endeavours to hedge the majority of its firm exposure, as soon as firm commitments are recognized but with a decreasing hedging proportion according to time. The coverage ratio may be adjusted to take into account macroeconomic movements affecting the spot and interest rates, as applicable.

Interest rate risk — The Group uses several types of instruments to manage interest rate risk and thus to minimize its financial expenses and achieve a better balance between fixed and variable rate debt.

Hedging instruments that are specifically designated to debt instruments have at the maximum the same nominal amounts as well as the same maturity dates compared to the hedged item, with the exception of a few residual positions with non-material positive mark-to-market effects.

b) Notional amounts and credit risk

The contract or notional amounts of derivative financial instruments shown below do not always represent amounts exchanged by the parties and, thus, are not necessarily a measure for the exposure of the Group through its use of derivatives.

(in million of €)

The notional amounts of derivative financial instruments are as follows:

	At December 31, 2000	At December 31, 1999
Exchange rate (in USD)		
Net forward sales contracts	16,705	3,176
Purchase of firm put options	4,807	4,817
Purchase of puts spread	3,065	3,065
Sale of call options (in 1999: with or without knock-out options), net	9,236	11,208
Interest rate (in EUR)		
Rate swap	963	717
CAP purchases	144	85
CAP sales	90	0
Floor purchases	15	0
Floor sales	69	48

EADS may be exposed to credit-related losses to the extent of non-performance by counterparts to financial instruments. EADS has, however, set up a credit line system, where every authorized counterpart (chosen among international financial institutions and corporations) is granted a ceiling for outstanding market transactions. The ceilings are based on the ratings given by established rating agencies and on the equity and profit figures of each counterpart. Exposure with respect to credit lines is regularly checked by the relevant control officers. Due to the quality of the selected counterparts, EADS believes that the overall credit risk related to financial instruments is very low.

c) Fair value of financial instruments

The fair value of a financial instrument is the price at which one party would assume the rights and/or duties of another party. Fair values of financial instruments have been determined with reference to available market information at the balance sheet date and the valuation methodologies discussed below. Considering the variability of their value-determining factors, the fair values presented herein may not be indicative of the amounts that the Group could realize in a current market exchange.

The carrying amounts and fair values of the Group's financial instruments are as follows:

	At December 31, 2000		At December 31, 1999	
	Carrying amount	Fair value	Carrying amount	Fair value
Balance Sheet Treasury Instruments				
Assets:				
Financial assets	4,609	4,609	2,401	2,401
Securities	4,682	4,682	1,574	1,574
Cash and cash equivalents	3,240	3,240	759	759
Liabilities:				
Financial liabilities	5,779	5,779	3,681	3,681
Derivative Financial Instruments				
Currency contracts	(1,746)	(2,352)	(1,275)	(1,275)
Interest contracts	0	0	15	15

Financial Liabilities — Fair values are based on estimates using various valuations techniques, such as present value of future cash flows. However, methods and assumptions followed to disclose data presented herein are inherently judgmental and involve various limitations, including the following:

- fair values presented do not take into consideration the effects of future interest rate and currency fluctuations,

- estimates as of December 31, 2000 and 1999 are not necessarily indicative of the amounts that the Company would record upon further disposal/termination of the financial instruments.

The methodologies used are as follows:

Short-term investments, cash, short-term loans, suppliers

The carrying amounts reflected in the annual accounts are reasonable estimates of fair value because of the relatively short period of time between the origination of the instruments and its expected realization.

Long-term debt; short-term debt

There is no fair value computation.

Currency Contracts — The fair value of the instruments is the estimated amount that the Company would receive or pay to settle the related agreements as of December 31, 2000 and 1999.

21. Segment Reporting

The Group operates in 5 divisions; a description of the products and services, from which each segment derives its revenues, follows:

- *Airbus* — Development, manufacturing, marketing and sale of commercial jet aircraft of more than 100 seats.
- *Military Transport* — Development, manufacturing, marketing and sale of light and medium military transport aircraft and special mission aircraft.
- *Aeronautics* — Development, manufacturing, marketing and sale of civil and military helicopters, military combat and trainer aircraft, regional turboprop aircraft and light commercial aircraft; and civil and military aircraft conversion and maintenance services.
- *Space* — Development, manufacturing, marketing and sale of satellites, orbital infrastructures and launchers; and provision of launch services.
- *Defence and Civil systems* — Development, manufacturing, marketing and sale of missiles systems; and provision of defence electronics, military and commercial telecommunications solutions; and logistics, training, testing, engineering and other related services.

The Group measures the performance of its operating segments through EBIT pre goodwill amortization and exceptional items on the same basis as described in the summary of significant accounting policies. Segment EBIT is defined as income before financial income and income taxes included in the consolidated statement of income, modified to exclude goodwill amortization and exceptional items and to include income from investments.

Revenues are allocated to countries based on the location of the customer. Segment assets are allocated based on the location of the respective units. Capital expenditures represent the purchase of property, plant and equipment.

(in million of €)

Information with respect to the Group's industry segments follows:

	Airbus	Military Transport	Aeronautics	Space	Defence and Civil Systems	HQ/ Elimin.	Consolidated
2000							
Total revenues	11,398	249	4,254	2,183	2,463	(1120)	19,427
Share of net profit of associates	0	0	0	(1)	45	48	92
EBIT pre goodwill amortization/exceptional	1,173	(28)	238	64	(79)	(230)	1,138
Identifiable segment assets	18,042	435	5,492	2,365	3,263	11,847	41,444
Investments in equity method associates	0	0	0	29	125	1,164	1,318
Segment total liabilities	19,094	269	5,176	1,951	2,983	1,500	30,973
Capital expenditures	378	35	247	94	78	47	879
Depreciation and amortization	388	12	149	116	79	377	1,121
1999							
Total revenues	6,194	0	2,834	1,499	2,090	(381)	12,236
EBIT pre goodwill amortization/exceptional	559	0	106	11	38	219	933
Identifiable segment assets	5,822	0	4,200	901	1,710	4,297	16,930

Depreciation and amortization for 1999 amount to € 523.

Intercompany sales are principally realized on an arm's length basis and are mainly between Aeronautics and Airbus.

A reconciliation of income before financial income and income taxes to EBIT pre goodwill amortization and exceptional items follows:

	2000	1999
Income before financial income, income taxes and minority interests	176	750
Goodwill amortization and exceptional items	852	127
Income from investments	110	56
EBIT pre goodwill and exceptional items	1,138	933

The revenues in 2000 according to destination are mainly realized in Europe (10,275), thereof 2,778 in Germany and 2,735 in France. North America contributes 5,339, Latin America 798 to the revenues.

22. Stock-based compensation

Stock Option Plan

The Board of Directors of EADS approved the establishment of a stock option plan for the 11 members of the Executive Committee and senior managers of the Group. Stock options for the purchase of 5,214,884 EADS shares were granted on July 8, 2000 of which 720,000 were granted to the members of the Executive Committee. Approximately 850 employees of the Group were granted options, which are only exercisable after a vesting period. The vesting period amounts to two years and four weeks from the date of granting with respect to 50% of the options and three years for the remaining options. The options expire ten years after their grant.

The exercise price is equal to 110% of the price to institutional investors in the global offering (€ 19.00). The options may not be exercised during the period of three weeks before either the annual general meeting or the announcement of annual or semi-annual results or quarterly figures.

On October 20, 2000, the board of directors granted an additional 350,000 options to employees with an exercise price of € 20.90 (102.53% of the market price of the Group's ordinary shares on the date of grant).

(in million of €)

The following table summarizes stock option plan activity for the year ended December 31, 2000:

	Number of Options
Granted	5,564,884
Exercised	—
Forfeited	(189,484)
Balance at December 31, 2000	5,375,400

No compensation expense was recognized in 2000 in connection with the Group's stock option grants.

Employee Stock Ownership Plans

In connection with the initial public offering, EADS established an employee share ownership plan under two types of formulae: ESOP Classic and ESOP Plus. Under the terms of ESOP Classic, eligible employees were able to purchase previously unissued shares at a 15% discount from the initial public offering retail price of € 18.00. During a vesting period (of 18 months, 3 years, 5 years or 6 years), employees are restricted from selling the shares, but receive all dividends paid on each share and have the ability to vote at the annual shareholder meeting. EADS sold 2,500,505 ordinary shares under the ESOP Classic formula. No compensation expense was recognized in 2000 in connection with the ESOP Classic.

Under the terms of ESOP Plus, employees were able to invest in a Mutual Fund managed by a third party bank. Concurrently with this contribution, the bank financed an additional contribution under a swap contract (equivalent to 9 times the employee contribution). The total amount was used by the Mutual funds to purchase previously unissued shares from EADS at a 15% discount from the initial public offering retail price. The purchased shares are held in Mutual Funds, employees owning mutual fund shares. All dividends are retained by the bank. A Supervisory Board represents the fund at the annual shareholder meeting.

At the end of the lock-up period of five years, employees receive their initial investment and a portion of gains from the appreciation of EADS shares in excess to the initial public offering price. ESOP Plus Mutual Funds subscribed to 9,268,754 ordinary shares of EADS. Compensation expense of € 2.5 was recognized in 2000 in connection with ESOP Plus.

23. Related party transactions

Related parties — The Group has entered into various transactions with related companies in 2000 that have all been carried out in the normal course of business at arm's length. Transactions with related parties include the French State, DaimlerChrysler, Lagardère, and SEPI (Spanish State). Except for the transactions with the French State the transactions are not considered material to the Group either individually or in the aggregate. The transactions with the French State include mainly sales from the Aeronautic, Defence, and Space divisions.

Remuneration — The remuneration of statutory directors and pensions of/ other contributions to retired statutory directors amount to € 2.41 (1999: € 1.59). Additionally exist accruals for pension obligations of € 1.52. The remuneration of supervisory directors and pension of/ other contributions to retired supervisory directors amount to € 0.16 (1999: € 0.14).

The above remuneration does not include any amounts for the value of options to subscribe for the ordinary shares in the company granted to or held by the statutory directors nor the supervisory directors. Reference is made to note 22 of the financial statements.

The company has not provided any loans to/ advances to/ guarantees on behalf of (retired) statutory directors or supervisory directors.

Appendix "Information on principal investments" — Consolidation Scope

		1999	2000	Company	Head office
Airbus					
	Addition		F	EADS Airbus S.A.S.	Toulouse (France)
		F	F	EADS Airbus S.A.	Toulouse (France)
	Addition		F	EADS CASA S.A. (Unit: EADS CASA AIRBUS)	Madrid (Spain)
		P	F	SATIC G.I.E.	Colomiers (France)
		E	F	Airbus Finance Company Holdings BV	Amsterdam (Netherlands)
		E	F	Airbus Finance Company	Dublin (Ireland)
	Addition		F	EADS Airbus GmbH	Hamburg (Germany)
	Addition		F	KID-Systeme GmbH	Buxtehude (Germany)
	Addition		F	Aircabin GmbH	Laupheim (Germany)
	Addition		F	DEX Beteiligungs- und Verwaltungs GmbH	Ottobrunn (Germany)
	Addition		F	ZDW Beteiligungs- und Verwaltungs GmbH	Munich (Germany)
	Addition		F	EADS Airbus Beteiligungs GmbH	Ottobrunn (Germany)
		P	P	Airbus Industrie G.I.E.	Blagnac (France)
		P	P	AVSA SARL	Blagnac (France)
		P	P	AI Participations S.A.R.L.	Blagnac (France)
		P	P	Société Commerciale A-300 S.A.SOCA	Blagnac (France)
		P	P	Airbus Simulators Services S.N.C. (ASS)	Blagnac (France)
		P	P	Airbus Transport International S.N.C. (ATI)	Blagnac (France)
		P	P	Airbus Military Company S.A.S.	Toulouse (France)
		P	P	Groupemente Immobilier Aéronautique S.A. (GIA)	France
		P	P	Airbus Mauritius limited	Mauritius
		E	E	Alexandra Bail G.I.E.	France
		P	P	Airbus China limited	Hong-Kong
		P	P	Aircelle S.A.S.	France
		P	P	Airbus Ré S.A.	Luxemburg
		P	P	AVSA Canada Inc.	Canada
		P	P	Airbus North American Holdings Inc. (AINA)	U.S.A.
		P	P	Airbus Service Company Inc. (ASCO)	U.S.A.
		P	P	AI leasing Inc.	U.S.A.
		P	P	Norbus	U.S.A.
		P	P	AINA Inc.	U.S.A.
		P	P	128829 Canada Inc.	Canada
		P	P	Airbus industrie B.V.	Netherlands
		P	P	Air bus Industrie Financial Service Holdings B.V. (AIFS)	Netherlands
		P	P	Airbus Industrie Financial Service Holdings ltd. (AIFS)	Ireland
		P	P	Airbus Industrie Financial Service Ltd. (AIFS)	Ireland
		P	P	AIFS (Cayman) ltd.	Cayman Isle
		P	P	AIFS Cayman Liquidity ltd.	Cayman Isle
		P	P	A 320 Financing limited	Ireland
		P	P	AIFI LLC	Isle Of Man
	Disposal	P		Frusco limited	Ireland
	Disposal	P		Shadyac Limited	Ireland
Additionally are consolidated 30 SPCs.					
Defence & Civil Systems					
	Addition		F	EADS Deutschland GmbH — Verkehrsleittechnik TB 67	Unterschleißheim (Germany)
	Addition		F	FmElo Elektronik- und Luftfahrtgeräte GmbH	Ulm (Germany)
	Addition		F	Hagenuk Marinekommunikation GmbH	Flintbek (Germany)
	Addition		F	EUROBRIDGE Mobile Brücken GmbH	Friedrichshafen (Germany)
	Addition		F	EADS Deutschland GmbH — Verteidigung und Zivile Systeme	Unterschleißheim (Germany)

EADS N.V. (formerly Aerospatiale Matra S.A.)

Notes to Consolidated Financial Statements
(in million of €)

	1999	2000	Company	Head office
Addition		F	EADS Deutschland GmbH — Verteidigung und Zivile Systeme	Ulm (Germany)
Addition		F	Dornier Verteidigung und Zivile Systeme	Friedrichshafen (Germany)
Addition		F	EADS Funkkommunikation GmbH	Ulm (Germany)
Addition		F	Ewiation GmbH	Ulm (Germany)
Addition		E	Nortel Networks Germany GmbH & Co KG	Friedrichshafen (Germany)
Addition		F	EADS Services + Telecom S.A.	Boulogne (France)
	F	F	Aerospatiale Matra Test & Services S.A.	Velizy (France)
	F	F	Matra Systemes & Information	Velizy (France)
	F	F	APIC	Aiceuil (France)
	F	F	Matra Global Netservices	Boulogne (France)
	F	F	MATRAnet	Velizy (France)
Addition		F	MATRAnet Inc	Redwood shores, CA (USA)
	F	F	M.C.N. SAT HOLDING	Velizy (France)
	F	F	MULTICOMS	Sèvres (France)
	F	F	Matra Communication USA Inc	Dallas, Texas (USA)
	F	F	Intecom Inc	Dallas, Texas (USA)
Addition		F	Pyderion Contact Technologies Inc	Saint-Laurent (Quebec-Canada)
	F	F	G 2 I	Velizy (France)
	F	F	M.P. 13	Paris (France)
	F	F	EADS Matra Datavision S.A.	Paris (France)
	F	F	EADS Matra Datavision International	Les Ulis (France)
	F	F	EADS Matra Datavision Ltd	Coventry (UK)
	F	F	EADS Matra Datavision AG	Danges (Suisse)
	F	F	EADS Matra Datavision Benelux	Brussels (Belgium)
	F	F	EADS Matra Datavision Asia Pacific	Wanchai (Hong Kong)
	F	F	EADS Matra Datavision B.V.	Leiden (Netherlands)
	F	F	EADS Matra Datavision GmbH	Munich (Germany)
	F	F	EADS Matra Datavision Iberia	Madrid (Spain)
	F	F	EADS Matra Datavision Inc	Andover (USA)
	F	F	EADS Matra Datavision Kk	Tokyo (Japan)
	F	F	EADS Matra Datavision SpA	Turin (Italy)
Addition		F	Open Cas Cade SA	Paris (France)
	F	F	Matra Nortel Holding (MNH)	Paris (France)
	P	E	Matra Nortel Communications SAS	Bois d'Arcy (France)
	P	E	Matra Communication EGT N.V.	Bruxelles (Belgique)
Disposal	P		MNC Distribution Europe	Quimper (France)
	P	E	MNCD Paris Ile-de-France	Malakoff (France)
Disposal	P		MNCD Nord-Ouest	La Madeleine (France)
Disposal	P		MNCD Centre-Est	Bron (France)
Disposal	P		MNCD Sud	Toulouse (France)
	P	E	Matra Communication Cellular Terminals	Ulm (Germany)
	P	E	Matra Communication SPA	Milan (Italy)
	P	E	Matra Communication Business Systems GmbH	Francfort (Germany)
	P	E	Matra Communication Danemark	Brondy (Denmark)
	P	E	Matra de Comunicaciones Espana	Madrid (Spain)
Disposal	F		Matra Hautes Technologies	Paris (France)
Disposal	E		CMC	Montigny (France)
Disposal	F		Sofrimat 5	Les Ulis (France)
Disposal	E		Office General de l'Air (OGA)	Paris (France)
Disposal	E		Sofema	Paris (France)
	F	F	Matra Defense	Velizy (France)
	F	F	Matra Holding GmbH	Frankfurt (Germany)
	F	F	Matra Aerospace Inc. (M.A.I.)	Frederick Maryland (USA)
	F	F	Fairchild Controls Corporation	Frederick Maryland (USA)
	F	F	Germantown Holding Company	Frederick Maryland (USA)

Notes to Consolidated Financial Statements
(in million of €)

	1999	2000	Company	Head office
	F	F	Manhattan Beach Holdings Co	Frederick Maryland (USA)
	P	P	Matra BAe Dynamics SAS	Velizy (France)
	P	P	Matra BAe Dynamics Management	Paris (France)
	P	P	ALKAN	Valenton (France)
	P	P	Matra BAe Dynamics France	Velizy (France)
	P	P	Matra Bae Dynamics UK Ltd.	Stevenage, Herts (UK)
	P	P	Matra Electronique	Paris (France)
	E	E	Bodenseewerk Gerätetechnik (B.G.T.)	Überlingen (Germany)
	F	F	Aerospatiale Matra Missiles	Chatillon sur Bagneux (France)
	P	P	Celerg	Le Plessis-Robinson (France)
	P	P	Celerg international	Le Plessis-Robinson (France)
	P	P	International de systemes propulsifs	Paris (France)
Disposal	P		GIE Euromissile	Fontenay-aux-Roses (France)
Addition	E	F	LFK — Lenkflugkörpersysteme GmbH	Unterschleißheim (Germany)
Addition		F	TDW- Ges. für verteidigungstechnische Wirksysteme GmbH	Schrobenhausen (Germany)
Addition		F	EADS Deutschland GmbH — VA (Restaktivitäten)	Unterschleißheim (Germany)
Addition		F	TAURUS Systems GmbH	Schrobenhausen (Germany)
Addition		P	Bayern-Chemie Gesellschaft für flugchemische Antriebe mbH	Aschau/Inn
Addition		P	Propulsion Tactique S.A.	La Ferte Saint Aubin (France)
Addition		P	TDA — Armements S.A.S.	La Ferte Saint Aubin (France)
Addition		P	Forges de Zeebrugge S.A.	Herstal-Liege (Belgium)
Addition		F	EADS Defence & Security Networks (EDSN)	Bois d'Arcy (France)
	P	F	Matra Radio Systems	Madrid (Spain)
	P	F	AEG Mobile Communication	Ulm (Germany)
	P	F	Matra Communications Mexico	Mexico city (Mexico)
Space				
Addition		F	Amanthea Holding B.V.	(Netherlands)
	P	P	MMS Space Holdings N.V.	The Hague (Netherlands)
Addition		F	EADS Dornier Raumfahrt Holding GmbH	Munich (Germany)
Addition		E	Loral Dasa Globalstar L.P.	New York (USA)
	P	P	ASTRIUM N.V.	The Hague (Netherlands)
Addition		P	ASTRIUM GmbH	Friedrichshafen (Germany)
Addition		P	ASTRIUM Ltd.	Huffordshire (Great Britain)
	P	P	ASTRIUM SAS	Velizy (France)
Addition		F	EADS CASA S.A. (Unit: EADS CASA Space)	Madrid (Spain)
Addition		F	EADS Deutschland GmbH — Space Services	Munich (Germany)
Addition		F	Global DASA LLC	New York (USA)
Addition		E	Nahuelsat S.A.	Buenos Aires (Argentina)
	F	F	EADS Launch Vehicles	Paris (France)
Disposal	P		Matra Space Systems Participations BV	The Hague (Netherlands)
Disposal	E		Spot Image	Toulouse (France)
	F		Sodern	Limeil-Brevannes (France)
Military Transport Aircraft				
Addition		F	EADS CASA S.A. (Unit: EADS CASA Military Transport Aircraft)	Madrid (Spain)
Aeronautics				
Addition		F	Elbe Flugzeugwerke GmbH	Dresden (Germany)
	F	F	EADS Sogerma S.A.	Mérignac (France)
	F	F	EADS Seca S.A.	Le Bourget (France)
	F	F	Barfield B.C.	Miami, Florida (USA)
	F	F	EADS Revima S.A.	Tremblay en France (France)
	F	F	Composites Aquitaine S.A.	Salaunes (France)
	F	F	Maroc Aviation S.A.	Casablanca (Morocco)
	F	F	Noise Reduction Engineering B.C.	Washington D.C. (USA)
Addition		F	Aerobail GIE	Paris (France)
Addition		F	EADS Aeroframe services LLC	Lake Charles, Louisiana (USA)

	1999	2000	Company	Head office
	F	F	Eurocopter Holding S.A.	Paris (France)
	F	F	Eurocopter S.A.	Marignane (France)
	F	F	Eurocopter Deutschland GmbH	Munich (Germany)
	F	F	American Eurocopter Corp.	Dallas, Texas (USA)
	F	F	Eurocopter Canada Ltd.	Ontario (Canada)
	F	F	Eurocopter South East Asia	Singapore
	F	F	Helibras — Helicopteros do Brasil S.A.	Itajuba (Brazil)
	F	F	EADS Socata S.A.	Le Bourget (France)
Addition		F	EADS Deutschland GmbH — Military Aircraft	Munich (Germany)
Addition		F	Dornier Flugzeugwerft GmbH	Manching (Germany)
Addition		F	EADS CASA S.A. (Unit: EADS CASA Military Aircraft)	Madrid (Spain)
	F	F	EADS ATR S.A.	Toulouse (France)
	P	P	ATR GIE	Toulouse (France)

Additionally are consolidated 49 SPCs.

Headquarters

	1999	2000	Company	Head office
	F	F	EADS France	Paris (France)
Addition		F	EADS Deutschland GmbH — Zentrale	Munich (Germany)
Addition		F	EADS Deutschland GmbH, LO — Liegenschaften OTN	Munich (Germany)
Addition		F	EADS Deutschland GmbH, FO — Forschung	Munich (Germany)
Addition		F	EADS Raumfahrt Beteiligungs GmbH	Ottobrunn (Germany)
Addition		F	DADC Luft- und Raumfahrt Beteiligungs AG	Munich (Germany)
Addition		F	Dornier Zentrale	Friedrichshafen (Germany)
Addition		F	EADS CASA S.A. (Headquarters)	Madrid (Spain)
	P	E	Dassault Aviation	Paris (France)
	P	E	Dassault International France	Vaucresson (France)
	P	E	Dassault Falcon Jet and subsidiaries	Teterboro NJ (USA)
	P	E	Sogitec Industries	Suresnes (France)
	P	E	Dassault Falcon Service	
	P	E	IPS	
	E	E	Dassault Aero Service	
	E	E	Dassault Assurances Courtage	
	E	E	Dassault International Inc	Paramus NJ (USA)
	E	E	Société Toulouse Colomiers	
Addition		E	Fairchild Dornier Luftfahrt Beteiligungs GmbH	Oberpfaffenhofen (Germany)
	F	F	S.C.I. Matra Toulouse	Toulouse (France)

F: Fully consolidated

P: Proportionate

E: Equity method

Notes to Consolidated Financial Statements (in million of €)

	1999	2000	%	Company	Head office
	F	F	100.0	EADS Airbus S.A.	Toulouse (France)
	F	F	100.0	EADS France	Paris (France)
Addition		F	100.0	EADS Deutschland GmbH	Munich (Germany)
Addition		F	100.0	EADS CASA S.A.	Madrid (Spain)
Addition		F	100.0	EADS Airbus GmbH	Hamburg (Germany)
	F	F	100.0	Eurocopter Holding S.A.	Paris (France)
	F	F	100.0	Eurocopter S.A.	Marignane (France)
	F	F	100.0	Eurocopter Deutschland GmbH	Munich (Germany)
	F	F	100.0	Aerospatiale Matra Missiles	Chatillon sur Bagneux (France)
	F	F	100.0	EADS Launch Vehicles	Paris (France)
	P	F	100.0	SATIC G.I.E.	Colomiers (France)
Addition		F	100.0	KID-Systeme GmbH	Buxtehude (Germany)
Addition		F	100.0	Aircabin GmbH	Laupheim (Germany)
Addition		F	100.0	Elbe Flugzeugwerke GmbH	Dresden (Germany)
	F	F	100.0	EADS Sogerma S.A.	Mérignac (France)
	F	F	100.0	EADS Socata S.A.	Le Bourget (France)
	F	F	100.0	EADS ATR S.A.	Toulouse (France)
	E	F	80.0	Airbus Finance Company Holdings BV	Amsterdam (Netherlands)
Addition		F	75.0	DADC Luft- und Raumfahrt Beteiligungs AG	Munich (Germany)
Addition	E	F	74.3	LFK — Lenkflugkörpersysteme GmbH	Unterschleißheim (Germany)
Addition		F	55.0	EADS Defence & Security Networks (EDSN)	Bois d'Arcy (France)
Addition		F	43.8	Dornier GmbH	Friedrichshafen (Germany)
	P	P	80.0	Airbus Industrie G.I.E.	Blagnac (France)
	P	P	75.0	ASTRIUM N.V.	The Hague (Netherlands)
	P	P	50.0	Matra BAe Dynamics SAS	Velizy (France)
	P	P	50.0	MMS Space Holdings N.V.	The Hague (Netherlands)
	P	P	50.0	ATR GIE	Toulouse (France)
	E	E	45.8	Dassault Aviation	Paris (France)
	P	E	45.0	Matra Nortel Communications SAS	Bois d Arcy (France)
Addition		E	42.0	Nortel Networks Germany GmbH & Co KG	Friedrichshafen (Germany)

F: Fully consolidated

P: Proportionate

E: Equity method

5.2.2 Statutory Financial Statements

Financial Statements of EADS N.V.

Balance Sheet

	Note	At December 31, 2000	At December 31, 1999
		(in millions of €)	
Assets			
Intangible assets	3	5,695	—
Financial assets	3	3,130	—
Fixed assets		8,825	—
Receivables and other assets	4	254	—
Securities	5	2,482	—
Cash and cash equivalents		2,081	—
Non-fixed assets		4,817	—
Deferred taxes		32	—
Total assets		13,674	—
Liabilities and stockholders' equity			
Capital stock		807	—
Other reserves		9,443	—
Stockholders' equity	6	10,250	—
Other liabilities	7	3,424	—
Liabilities		3,424	—
Total liabilities and stockholders' equity		13,674	—

Statements of Income

	Note	2000	1999
		(in millions of €)	
Income from investments		(401)	—
Other results		(149)	—
Net loss	8	(550)	—

Notes to EADS N.V. Financial Statements
(in millions of €)

1. General

On April 3, 2000 the company changed its statutory name from European Aerospace and Defence Company N.V. to European Aeronautic Defence and Space Company EADS N.V..

In 1999, EADS N.V. did not perform any activities. The stockholders' equity of the company amounted to € 44 thousand at December 31, 1999.

EADS N.V., having its legal seat in Amsterdam, the Netherlands, is engaged in the holding, coordinating and managing of participations or other interests in and to finance and assume liabilities, provide for security and/or guarantee debts of legal entities, partnerships, business associations and undertakings that are involved in the aeronautic, defence, space and/or communication industry or activities that are complementary, supportive or ancillary thereto.

The description of the company's activities and the group structure, as included in the notes to the consolidated financial statements, also apply to the company-only financial statements. In accordance with article 402 Book 2 of the Dutch Civil Code the statement of income is presented in abbreviated form.

2. Accounting principles

The accounting principles as described in the notes to the financial statements also apply to the company-only financial statements, unless indicated otherwise.

3. Fixed assets

The movement in fixed assets is as follows:

	Goodwill	Participating Interests	Total
Balance at December 31, 1999	—	—	—
Goodwill from the acquisition of Dasa and Casa	5,841	—	5,841
Contribution of ASM, Dasa and Casa	—	3,679	3,679
Amortization Goodwill	(146)	—	(146)
Net loss from investments	—	(401)	(401)
Translation differences/Others	—	33	33
Dividend received	—	(181)	(181)
Balance at December 31, 2000	5,695	3,130	8,825

Further information with respect to the goodwill is included in the note "Formation of EADS in 2000" to the consolidated financial statements.

4. Receivables and other assets

	2000	1999
Receivables from affiliated companies	159	—
Receivables from related companies	21	—
Other assets	74	—
Total receivables and other assets	254	—

5. Securities

The securities comprise mainly Available-for-Sales Securities.

Notes to EADS N.V. Financial Statements (in millions of €)

6. Stockholders' equity

	Capital Stock	Reserves from contributions	Other reserves	Total
Balance at December 31, 1999	—	—	—	—
Contribution ASM, Dasa, Casa	715	8,459	—	9,174
Capital increase, IPO	92	—	1,503	1,595
Net loss	—	—	(550)	(550)
Others	—	—	31	31
Balance at December 31, 2000	807	8,459	984	10,250

For further information to the Stockholders' equity, please see note 14 of the consolidated financial statements.

In the reserves, a non-distributable amount of € 340 is included, relating to minority interest. The cumulative foreign exchange translation adjustments are part of the accumulated other comprehensive income and included in others.

7. Other liabilities

	2000	1999
Liabilities to affiliated companies	3,399	—
Other liabilities	25	—
Total	3,424	—

The liabilities to affiliated companies include mainly liabilities in connection with the cash pooling in the EADS N.V..

8. Net loss

The net loss of € 550 is the result of the second half year of the EADS group and includes the goodwill amortization as well as the depreciation of fair value adjustments as a result of the contribution of Dasa and Casa at fair value.

9. Commitments and contingent liabilities

Guarantees totaling € 789 have been given on behalf of other group companies.

10. Remuneration

See note 23 of "Consolidated Financial Statements" of EADS.

(in millions of €)

SUPPLEMENTARY INFORMATION

1. Auditors' report

We have audited the financial statements of EADS N.V., Amsterdam for the year 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with auditing standards generally accepted in the Netherlands and with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

For business reasons pertaining to Dassault Aviation's management, our access to the statutory auditors' working papers of this company has been remote. As a result, we have not been able to perform the audit procedures we normally would have performed in relation with the Dassault Aviation investment, which is accounted for under the equity method. The level of net income from equity investment accounted for by EADS in 2000 represented € 116 million and the equity investment of EADS in Dassault Aviation as of December 31, 2000 amounted to € 1,164 million.

EADS has prepared its financial statements in accordance with accounting principles generally accepted in the Netherlands. These financial statements also comply with International Accounting Standards ("**IAS**"), except that all development costs have been expensed as incurred. When certain criteria for asset recognition are met, IAS require that development costs be capitalized as an intangible asset in the period in which they are incurred. The Company believes it to be more prudent to expense these costs as incurred.

Due to the lack of comfort relating to the accounting for the investment in Dassault Aviation, we do not express an opinion thereon. In all other respects, in our opinion, except for the effect of the departure from IAS noted here above, the financial statements give a true and fair view of the company as at December 31, 2000 and of the result for year then ended in accordance with accounting principles generally accepted in the Netherlands and with accounting principles promulgated by the International Accounting Standards Committee and they comply with the legal requirements in the Netherlands regarding annual accounts.

The Hague, March 9, 2001 — Rotterdam, March 9, 2001

KPMG Accountants N.V. — Arthur Andersen

2. Appropriation of result

Articles 30 and 31 of the Articles of Association provide that the board of directors shall determine which part of the result shall be attributed to the reserves. The general meeting of shareholders may dispose of a reserve only upon a proposal of the Board of Directors and to the extent it is permitted by law and the Articles of Association. Dividends may only be paid after adoption of the annual accounts from which it appears that the shareholders' equity of the company is more than the amount of the paid and called-up part of the capital increased by the reserves that must be maintained by law.

It will be proposed at the Annual General Meeting of Shareholders that the net loss is to be deducted from the other reserves and a dividend payment will be made out of distributable reserves on the issued shares of 0.50 Euro per share.

Notes to EADS N.V. Financial Statements (in millions of €)

3. Subsequent events

In 2001, EADS and BAe Systems have announced that all conditions precedent (including regulatory approvals) required for the Airbus integration to take place have been fulfilled and an agreement on common decisions, including the future Airbus Business Plan, have been reached. The Airbus Integrated Company will be established during the 1st half year of 2001 (with effect from January 1, 2001).

Airbus is now operating as an integrated enterprise, owned 80% by EADS and 20% by BAE Systems.

5.3 Aerospatiale Consolidated Financial Statements for the Financial Year 1998

Pursuant to *Règlement* No. 98-01 of the COB and for information purposes only, below are the Aerospatiale consolidated financial statements for the financial year 1998, as approved by Aerospatiale shareholders in their general meeting dated May 6, 1999. These consolidated financial statements have not been restated under the accounting standards adopted by EADS.

AEROSPATIALE

Consolidated balance sheet

	December 31, 1998 Net (in millions of French francs)
ASSETS	
Fixed assets	
Intangible assets	587
Tangible assets	9,080
Companies accounted for by the equity method	1,706
Loans and investments	2,972
	14,345
Current assets	
Inventories and work-in-process	29,639
Advances and payments on account	3,513
Accounts receivable	17,230
Sundry receivables	7,523
Prepaid expenses	2,841
Marketable securities	7,918
Cash and equivalents	2,939
	71,603
Total assets	85,948
LIABILITIES AND SHAREHOLDERS' EQUITY	
Shareholders' equity	
Capital stock	4,608
Reserves	551
Currency translation adjustment	78
Income for the year	1,037
Shareholders' equity: Group share	6,274
Other shareholders' equity	
Deferred share consideration	2,658
	8,932
Minority interests	1,144
Total shareholders' equity	10,076
Provisions for contingencies	9,069
Liabilities	
Borrowings	10,813
Advances and payments on account	29,585
Operating payables	20,191
Sundry payables	4,493
Deferred income	1,721
	66,803
Total liabilities and shareholders' equity	85,948

AEROSPATIALE

Consolidated statement of income

	1998 (in millions of French francs)
Sales	54,869
Other operating revenues	1,226
Consumption of supplies and services and changes in inventories	(38,432)
Value added	17,663
Sundry taxes and related charges	(1,217)
Payroll costs	(12,892)
Gross operating margin	3,554
Depreciation of fixed assets	(1,603)
Increases to and reversals of provisions	(1,417)
Other income and expenses	(125)
Operating income	409
Dividends and share of income from joint ventures	29
Net financial expenses	(94)
Exchange differences	7
Increases to and reversals of financial provisions, expense transfers	(6)
Financial income (loss)	(64)
Pretax income before exceptional items	345
Exceptional items	572
Pretax net income	917
Income tax	152
Net income of consolidated companies	1,069
Results of companies accounted for by the equity method	100
Depreciation and amortization of goodwill	(19)
Total net income	1,150
Group share	1,037
Minority interests	113

AEROSPATIALE

Statement of consolidated cash flows

	1998 (in millions of French francs)
Net cash flows from operations	
Net income	1,150
Less income from companies accounted for by the equity method, net of dividends received	(89)
Less proceeds from the sale of fixed assets	(1,115)
Net of depreciation and provisions written back	2,621
Cash flow	2,567
Changes in inventories and work-in-process	(1,483)
Changes in advances and payments on account to suppliers	(326)
Changes in operating receivables	(1,849)
Changes in sundry receivables	(2,099)
Changes in advances and payments on account from customers	(822)
Changes in operating payables	1,486
Changes in sundry payables	1,690
Changes in provisions for depreciation of assets	190
Expenses to be amortized over several years	6
(Increase)/decrease (+) in working capital requirements	(3,207)
	(640)
Net cash flows from investing activities	
Acquisitions of tangible and intangible assets	(2,479)
Equity investments	(2,172)
Disposals of or reductions in fixed assets	2,983
Impact of changes in cash position	75
	(1,593)
Net cash flows from financing operations	
Funds from long-term loans	86
Repayments of long-term loans	(820)
Distribution of dividends for the year	(734)
Net change in cash position	(2,967)
Cash position at January 1, 1998	8,864
Net change in cash position	(2,967)
Impact on changes in the scope of consolidation (Dassault Aviation at December 31, 1998) and non-monetary movements	3,446
Cash position at December 31, 1998	9,343

Definition of Cash Position

	December 31, 1998
Marketable securities	7,918
Cash and cash equivalents (including loans to non-consolidated subsidiaries covered by liquidity agreements: FF 100 million)	3,039
less:	
current borrowings	(1,404)
advances to non-consolidated entities covered by the treasury agreement	(210)
Net cash position	9,343

AEROSPATIALE

Statement of changes in consolidated equity
(Group share)
(FF millions)

	Capital	Statutory reserve	Premiums	Consolidated reserves	Income for the year	Exchange differences	Total shareholders' equity	Number of shares
Shareholders' equity at December 31, 1997 before distribution	4,608	375	0	(1,242)	1,418	112	5,271	46,078,500
Distribution of income for 1997		86		1,332	(1,418)		0	
Changes in exchange differences						(34)	(34)	
Income for 1998					1,037		1,037	
Shareholders' equity at December 31, 1998 before distribution	4,608	461	0	90	1,037	78	6,274	46,078,500

CHAPTER 6 — SUPERVISION OF THE COMPANY

6.1 Management and Control

6.1.1 Board of Directors, Chairmen and Chief Executive Officers

Pursuant to the Articles of Association of the Company, the Board of Directors is responsible for the affairs of the Company.

The Board of Directors consists of a maximum of eleven members appointed and removed by the shareholders' meeting. The Board may adopt rules governing its internal affairs. Such rules (the "**Rules**") were adopted in their current form at a Board meeting held on July 7, 2000. The parties to the Participation Agreement have agreed that the voting rights attached to the Indirect EADS Shares shall be exercised by EADS Participations B.V. to ensure that the Board of Directors of EADS comprises the Directors of EADS Participations B.V. and two additional independent Directors who have no connection with the DaimlerChrysler, SOGEPA or Lagardère groups or the French State. Pursuant to the Participation Agreement, the initial Board of Directors comprises eleven members of whom:

— four nominated by DaimlerChrysler;

— four nominated by SOGEADE;

— one nominated by SEPI;

— two independent Directors, one nominated by DaimlerChrysler and one nominated by SOGEADE.

Pursuant to the Articles of Association, each Board member of the first Board of Directors holds office for a term expiring at the annual general meeting of the Company to be held in 2005. Members of the Board will be elected at such meeting and at each fifth annual general meeting thereafter.

The general meeting of shareholders may at all times suspend or dismiss any member of the Board of Directors. There is no limitation on the number of terms that a Director may serve.

The initial Board of Directors appoints two Chairmen, one to be chosen from the DaimlerChrysler-nominated Directors and one to be chosen from the SOGEADE-nominated Directors.

The Chairmen ensure the smooth functioning of the Board of Directors in particular with respect to its relations with the Chief Executive Officers whose efforts they will support with regard to top level strategic discussions with outside partners.

The Board of Directors also appoints two Chief Executive Officers to be responsible for the day-to-day management of the Company, one to be chosen from the DaimlerChrysler-nominated Directors and one to be chosen from the SOGEADE-nominated Directors.

The Company is represented by the Board of Directors or by the Chief Executive Officers acting jointly. Furthermore, the Company has granted general powers to each of the Chief Executive Officers, authorizing them to each individually represent the Company.

In the event of a deadlock between the two Chief Executive Officers, the matter shall be referred to the two Chairmen.

The Chief Executive Officers shall not enter into transactions which form part of the key responsibilities of the Board of Directors unless these transactions have been approved by the Board of Directors.

The key responsibilities of the Board of Directors include amongst others:

— approving any change in the nature and scope of the activities of the EADS group;

— approving the overall strategy and the strategic plan of the EADS group;

— approving the business plan and the yearly budget of the EADS group;

— setting the major performance targets of the EADS group;

— appointing the members of the Executive Committee (see below);

— approving material changes to the organizational structure of the EADS group;

— approving major investments, projects or product decisions or divestments of the EADS group contemplated in the business plan with a value exceeding EUR 200,000,000;

— approving major strategic alliances and cooperations of the EADS group;

— approving any material decision affecting the ballistic missiles activity of the EADS group;

— approving matters of shareholder policy, major actions or major announcements to the capital markets;

— approving other measures and business of fundamental significance for the EADS group or which involve an abnormal level of risk.

Philippe Camus and Rainer Hertrich were appointed Directors by the general meeting of shareholders of EADS held on May 10, 2000 and Chief Executive Officers at the Board meeting held the same day. Manfred Bischoff and Jean-Luc Lagardère were appointed Directors by the general meeting of shareholders of EADS held on June 19, 2000 and their appointment became effective on July 7, 2000; they were appointed Chairmen at the Board meeting held on July 7, 2000.

Each director shall have one vote, provided that if there is a vacancy on the Board in respect of a DaimlerChrysler-nominated Director or a SOGEADE-nominated Director, the DaimlerChrysler-nominated Directors being present or represented at the meeting can jointly exercise the same number of votes that the SOGEADE-nominated Directors who are present or represented at the meeting can exercise and vice versa. All decisions of the Board, except for CASA Matters (as defined in 3.3.2), require a vote in favor by at least seven Directors voting in person or by proxy. A CASA Matter requires a vote in favor of at least seven Directors including the SEPI-nominated Director.

The quorum for the transaction of business at meetings of the Board of Directors requires the presence of at least one of the SOGEADE-nominated Directors and one of the DaimlerChrysler-nominated Directors unless a CASA Matter is to be decided in which case the SEPI-nominated Director must also be present or represented.

The special majority and quorum requirements in respect of CASA Matters shall end on the third anniversary of the date of the Completion or the date on which SEPI shall cease to hold any Indirect EADS Shares, whichever is earlier.

In the event of a deadlock in the Board of Directors, other than a deadlock giving DaimlerChrysler the right to exercise the put option granted to it by SOGEADE (see paragraph 3.3.2), the matter shall be referred to Jean-Luc Lagardère (or such person as shall be nominated by Lagardère) as representative of SOGEADE and to the Chief Executive Officer of DaimlerChrysler. In the event that the matter in question, including a deadlock giving DaimlerChrysler the right to exercise the put option (but in this case with the agreement of SOGEPA and DaimlerChrysler) is a matter within the competence of the general meeting of EADS, a resolution on the issue shall be put to the general meeting, with the voting rights of SOGEADE, DaimlerChrysler and SEPI being negated.

Pursuant to the Rules, the Board of Directors is empowered to form committees from its members. In addition to the Audit Committee and the Personnel Committee, the Board may form other committees to which it may transfer certain minor or ancillary decision-making functions although such assignment does not negate the joint responsibility of all Directors. The quorum for the transaction of business at any meeting of a committee shall be at least one Director appointed by SOGEADE and at least one Director appointed by DaimlerChrysler. All decisions of a committee require the simple majority of the members. If the business transacted at the meeting relates to CASA Matters the presence and the positive vote of the SEPI-nominated Director will also be required.

6.1.2 Audit Committee

The Audit Committee makes recommendations to the Board of Directors on the appointment of auditors, the approval of the annual financial statements and the interim accounts and monitors the adequacy of the EADS group's internal controls, accounting policies and financial reporting. The Audit Committee is chaired by Manfred Bischoff and Jean-Luc Lagardère and also includes Eckhard Cordes and Louis Gallois. It met once during 2000 to review the half-yearly pro forma accounts of the Company.

6.1.3 Personnel Committee

The Personnel Committee makes recommendations to the Board of Directors regarding appointments to the Executive Committee, remuneration strategies and long-term remuneration plans and decides the service contracts and other contractual matters in relation to the Board and Executive Committee members. The Audit Committee is chaired by Manfred Bischoff and Jean-Luc Lagardère and also includes Philippe Camus, Rainer Hertrich, Eckhard Cordes and Louis Gallois. It met twice during 2000 to review the remuneration terms of the Directors and top-executives of the Company.

Composition of the Board of Directors

Name	Age	Term expires	Principal Occupation
Manfred Bischoff	59	2005	Member of Management Board of DaimlerChrysler
Jean-Luc Lagardère	73	2005	General and Managing Partner of Lagardère
Philippe Camus	52	2005	Chief Executive Officer of EADS
Rainer Hertrich	51	2005	Chief Executive Officer of EADS
Axel Arendt	51	2005	Chief Financial Officer of EADS
Eckhard Cordes	50	2005	Member of Management Board of DaimlerChrysler
Pedro Ferreras	46	2005	President of SEPI
Noël Forgeard	54	2005	Airbus Chief Executive Officer
Louis Gallois	57	2005	President of SNCF
Jean-René Fourtou	61	2005	Vice President of Aventis S.A.
Michael Rogowski	62	2005	Chairman of the Supervisory Board of J.M. Voith AG

6.1.4 Executive Committee

The Chief Executive Officers, supported by an Executive Committee (the "**Executive Committee**"), are responsible for managing the day-to-day operations of the Company. The Executive Committee, chaired by the Chief Executive Officers, also comprises the heads of the major and functional divisions of the EADS group.

The following matters are discussed, amongst others, at the Executive Committee meetings:

— setting up and control of the implementation of the strategy for EADS businesses;

— management, organizational and legal structure of the EADS group; and

— performance level of the EADS group's businesses and support functions.

The internal organization of the Executive Committee is defined by the business allocation among the members under the supervision of the Chief Executive Officers. Notwithstanding the joint responsibilities as defined above, each member of the Executive Committee is individually responsible for the management of his portfolio and must abide by decisions taken by the Chief Executive Officers and the Executive Committee, as the case may be.

The Chief Executive Officers endeavour to reach consensus among the members of the Executive Committee on the matters discussed at the Executive Committee meetings. In the event of consensus not being reached, the Chief Executive Officers are entitled to decide the matter. If there is a fundamental or significant disagreement with respect to any undecided matter, the dissenting Executive Committee member may request that the Chief Executive Officers submit such matter to the Chairmen for their opinion.

The term of office for the Executive Committee members is five years.

Composition of the Executive Committee

Name	Age	Term expires	Principal Occupation
Philippe Camus	52	2005	Chief Executive Officer
Rainer Hertrich	51	2005	Chief Executive Officer
Axel Arendt	51	2005	Chief Financial Officer
François Auque	44	2005	Head of Space Division
Thomas Enders	42	2005	Head of Defense and Civil Systems Division
Alberto Fernández	52	2005	Head of Military Transport Aircraft Division
Noël Forgeard	54	2005	Airbus Chief Executive Officer
Jean-Louis Gergorin	55	2005	Head of Strategic Coordination Unit
Jean-Paul Gut	49	2005	Head of Marketing Unit
Gustav Humbert	51	2005	Airbus Chief Operating Officer
Dietrich Russell	59	2005	Head of Aeronautics Division

Philippe Camus was appointed Chief Executive Officer of EADS on May 10, 2000. Mr. Camus has been Chairman of the Aerospatiale Matra Management Board since December 1999. He joined the Lagardère group in 1982 as Director with the Senior Management, and Chairman of the Financial Committee of the Matra group. In May 1998, he was appointed General Partner and Co-Chief Executive Officer of Lagardère. Mr. Camus is a graduate from the Ecole Normale Supérieure and has a degree in Economics and Finance from the Institut d'Etudes Politiques in Paris. He also holds an Agrégation degree in Physics and an Agrégation degree in actuarial sciences.

Rainer Hertrich was appointed Chief Executive Officer of EADS on May 10, 2000. Since March 2000, Mr. Hertrich has been Chief Executive Officer of Dasa AG. Prior to this appointment, Mr. Hertrich was Head of the Aeroengines business unit of Dasa AG and Chief Executive Officer of MTU since January 1996, and Member of Dasa's Executive Committee since April 1996. Mr. Hertrich joined Messerschmitt-Bölkow-Blohm in 1977. After several appointments as Head of Controlling and Chief Financial Officer in divisions of MBB, he became Head of Controlling at Dasa AG in 1990. Mr. Hertrich studied economics at the Technical University of Berlin and the University of Nuremberg and holds a degree in economics.

Axel Arendt, Chief Financial Officer of EADS. Mr. Arendt has been Chief Financial Officer of Dasa AG since February 2000. He joined Daimler-Benz in 1979 as Human Resources Coordinator. After several management positions he was appointed President of Mercedes-Benz Argentina in 1994 and became President of Mercedes-Benz in Turkey in 1998. Mr. Arendt has a degree in mechanical engineering from the Technical University of Hanover. He completed post graduate studies in economics at the Technical University of Munich.

François Auque, head of the Space Division. Mr. Auque was appointed Aerospatiale Matra group Managing Director responsible for Space in January 2000. He joined the Group in 1991 as Corporate Vice President responsible for Finance and Economics. He has been Chief Financial Officer and Group Managing Director in charge of Satellites at Aerospatiale Matra since June 1999 and a Member of the Aerospatiale Matra Management Board since December 1999. Mr. Auque holds a degree from the Ecole des Hautes Etudes Commerciales (HEC), the Institut d'Etudes Politiques of Paris and is a graduate of the French National School of Administration (ENA).

Thomas Enders, head of the Defense and Civil Systems Division. Mr. Enders has been Senior Vice President in charge of Corporate Development and Technology at Dasa since 1996. He joined Dasa AG in 1991 as a Member of the Corporate Concept and Study Group. Between 1992 and 1995, he was Assistant to the Director of Marketing and Vice President responsible for Marketing Strategy Europe. He then became General Secretary of Dasa AG. Mr. Enders is a graduate in economics, history and politics from the University of Bonn and from UCLA in California and holds a Doctorate.

Alberto Fernández, head of the Military Transport Aircraft Division. Mr. Fernández has been Chairman and Chief Executive Officer of CASA since July 1997. He joined CASA in 1973 where he has occupied the positions of Director of Production, Director of the Aircraft Division and Director of Programs. Between 1989 and 1997 he was senior Vice President responsible for Administration, Finance and Purchasing in Airbus Industrie and has been a member of the Supervisory Board of Airbus Industrie since July 1997. Mr. Fernández is a graduate from the Spanish Official School for Aeronautical Engineers (ETSIA).

Noël Forgeard, Chief Executive Officer of the Airbus Division. Mr. Forgeard has been Chief Executive Officer of Airbus Industrie since April 1998. Mr. Forgeard joined Matra in 1987 as Senior Vice-President of the Defense and Space activities. In 1992, he was appointed Managing Director of Lagardère and Chief Executive Officer of Matra Hautes Technologies. Mr. Forgeard is a graduate of the Ecole Polytechnique and the Ecole des Mines in Paris.

Jean-Louis Gergorin, head of the Strategic Coordination Unit. Mr. Gergorin has been Managing Director, responsible for the Strategic Coordination of Aerospatiale Matra since June 1999. He joined Matra in 1984 as Director of Industrial and International Strategy. Since 1998, he has been Group Managing Director in charge of strategic coordination and the High-Tech Sector of Lagardère. Before joining Matra, he was Deputy Head and Head of the Policy Planning Staff (CAP) of the French Ministry of Foreign Affairs and a member of the French Conseil d'Etat. Mr. Gergorin is a graduate of the Ecole Polytechnique (Paris) and of the French National School of Administration (ENA).

Jean-Paul Gut, head of the Marketing Unit. Mr. Gut has been Executive Chairman of Aerospatiale Matra Lagardère International and responsible at Aerospatiale Matra for Defense and Space Transport since June 1999. He joined Matra Defense in 1983 as responsible for the Export Division. In 1998, he became Managing Director in charge of the management of international affairs and the High Tech sector in the Lagardère Group. In January 2000, he was appointed Managing Director for Defense, Military Aircraft and Space Transport of Aerospatiale Matra. Mr. Gut graduated from the Institut d'Etudes Politiques of Paris and holds a Bachelor of Arts degree in Economics.

Gustav Humbert, Chief Operating Officer of the Airbus Division. Mr. Humbert has been a Member of the Dasa AG Management Board responsible for the Commercial Aircraft Division since 1998. Mr. Humbert joined Messerschmidt Boolkow Blohm in 1980. After several management positions he was appointed President and Chief Executive Officer of Daimler Benz Aerospace Airbus GmbH in 1994. Mr. Humbert holds a degree in mechanics and production technology from the Hanover Technical University and a Doctorate in engineering from the Department of Mechanical Engineering of the University of Hanover.

Dietrich Russell, head of the Aeronautics Division. Mr. Russell has been Chief Operating Officer of Airbus Industrie since April 1998. Mr. Russell joined Dasa AG in 1995 where he was appointed Member of the Board responsible for the Aircraft division. Mr. Russell graduated from the Departments of Economics and Civil Engineering and holds a Doctorate in Engineering from the Technical University RWTH of Aachen.

6.2 Interests of Directors and Principal Executive Officers

6.2.1 Compensation Granted to Directors and Principal Executive Officers

Compensation of the Directors

The Non-Executive Directors are entitled to receive a total target compensation on a full year basis of Euro 900,000. This target compensation includes a fixed part plus a fee for participation in board meetings (on a basis of 4 meetings per year) plus a bonus calculated according to EBIT results of the EADS group.

The Executive Directors, who are also members of the Executive Committee, do not receive any direct compensation as members of the Board of Directors in addition to their compensation as members of the Executive Committee.

Compensation of the Members of the Executive Committee

The Executive Committee members are entitled to receive a total target compensation on a full year basis of Euro 9,183,000. This target compensation includes a fixed part plus a bonus calculated according to individual achievements and to EBIT results of EADS Group.

As of April 10, 2001, the members of the Board of Directors (including those being also members of the Executive Committee) held a total of 27,222 EADS shares, and the members of the Executive Committee (excluding those being also members of the Board of Directors) held a total of 14,453 EADS shares.

EADS has not granted any loans to its Directors or members of the Executive Committee.

6.2.2 Options Granted to Directors and Principal Executive Officers

See below 6.3.3.

6.2.3 Transactions Concluded with Directors

Not applicable.

6.2.4 Loans and Guarantees Granted to Directors

Not applicable.

6.3 Employee Profit Sharing and Incentive Plans

6.3.1 Employee Profit Sharing and Incentive Agreements

EADS' remuneration policy is strongly linked to the achievement of individual and Company's objectives, both for each division and for the overall group. A stock option plan has been established for the senior management of the group (see 6.3.3. below) and employees were offered shares at favorable conditions at the time of the public offering and listing of EADS (see 6.3.2 below).

EADS France has profit sharing plans (*accords de participation*), in accordance with French law, and specific incentive plans (*accords d'intéressement*), which provide bonuses to employees based on the achievement of productivity, technical or administrative milestones.

EADS Deutschland GmbH's remuneration policy is, to a large extent, flexible and strongly linked to the operating profit of the company, the increase in value of the company and the achievement of individual objectives.

EADS CASA, which does not have a profit sharing policy, allows technicians and management to receive profit-related pay, subject to the achievement of the general company objectives and individual performance.

6.3.2 Employee Share Offering

As part of its initial public offering, EADS has offered to qualifying employees approximately 1.5% of its total share capital after the global offering. This employee offering of up to 12,222,385 shares included an option allowing qualifying employees to leverage their investment in the shares they purchased. Under this option, the investment consisted of the amount paid plus an amount resulting from a swap agreement of the investment management company for this option, that equalled 9 times such amount paid. Qualifying employees were offered shares at a price of Euro 15.30, being the price for the retail offering, less a discount of 15%.

The employee offering was open only to employees who:

- had at least three months' seniority;
- had French, German or Spanish employment contracts; and
- were employed by companies incorporated under French, German or Spanish law in which EADS held (i) the majority of the share capital or (ii) at least 10% of the share capital, provided such minority-owned companies were designated as eligible by EADS.

Depending on whether the employee purchased shares through a French, German or Spanish plan, directly or via a mutual fund, the employee is restricted from selling the shares for one of the following lock-up periods: 18 months, 3 years, 5 years or 6 years.

A total number of 11,769,259 shares were subscribed for in the employee offering. Shares were delivered on September 21, 2000.

6.3.3 Options Granted to Employees

At its May 26, 2000 and October 20, 2000 meetings, the Board of Directors of the Company, using the authorization given to it by the shareholders' meeting of May 24, 2000, approved the granting of stock options for subscription of shares in the Company. The principal characteristics of these options are summarized in the table below:

	First Tranche	*Second Tranche*
Date of general meeting	May 24, 2000	May 24, 2000
Date of board meeting	May 26, 2000	October 20, 2000
Number of shares that may be subscribed	5,135,400	240,000
Of which: shares that may be subscribed by directors and officers	720,000	60,000
Total number of eligible employees	Approximately 850	34
Of which: directors and officers	Members of the Executive Committee (11 members)	1
Date from which the options may be exercised	50% of options may be exercised after a period of two years and four weeks from the date of grant of the options; 50% of options may be exercised as of the third anniversary of the date of grant of the options; moreover, the options may not be exercised during a period of 3 weeks preceding each annual general meeting of shareholders or the date of announcement of annual or semi-annual results or quarterly figures.	50% of options may be exercised after a period of two years and four weeks from the date of grant of the options; 50% of options may be exercised as of the third anniversary of the date of grant of the options; moreover, the options may not be exercised during a period of 3 weeks preceding each annual general meeting of shareholders or the date of announcement of annual or semi-annual results or quarterly figures.
Date of expiration	Tenth anniversary of the date of grant of the options	Tenth anniversary of the date of grant of the options
Exercise price	Euro 20.90	Euro 20.90
Number of options exercised	0	0

Management believes that EADS' backlog of Euro 131.9 billion[4] as of December 31, 2000, representing more than 5 years of pro forma consolidated revenues at current levels, lays the foundation for EADS to meet its medium-term profitability targets and enables it to concentrate on the restructuring and streamlining of its operations as already undertaken at headquarters and in the Space and the Defence and Civil Systems Divisions.

In view of the promising integration accomplishments that followed the creation of EADS, and of the visibility provided by the record backlog, Management has raised its EBIT target (pre-goodwill amortization and exceptional charges, and net of the A380 development costs) from 8% to 10% of consolidated revenues by the year 2004.

As part of this improvement, Management expects that synergies arising from the combination of its businesses will result in value creation in an amount totaling at least Euro 600 million per year by 2004 (after the formation and full consolidation of the Airbus integrated group in the EADS accounts). This value creation target is defined net of associated costs. Management expects that an initial Euro 60 million of value creation will begin accruing by the end of 2001, over half of which is expected to arise from the implementation of EADS' new harmonized sourcing strategy.

Management anticipates revenue growth in 2001 to be in the range of 15-20%, assuming the full consolidation of the Airbus group and depending on the dollar-Euro exchange rate during the period. The low end of the range is based on a conservative expectation of the dollar-Euro exchange rate of 1.03 dollars per Euro for the non-hedged part of EADS' revenues, while the high end assumes the average dollar-Euro exchange rate for 2000 will remain unchanged in 2001. In the following years, Management expects yearly growth to be in the range of 6-7% (assuming a dollar-Euro exchange rate of 1.09 dollars per Euro in 2002 and 1.19 dollars per Euro in 2003) or 10% assuming a constant dollar-Euro exchange rate.

In spite of substantial increases in research and development expenditures, primarily resulting from the launch of the Airbus A380 program, Management expects EBIT pre-goodwill amortization and exceptionals for 2001 to grow by approximately 15%, assuming the full consolidation of the Airbus group.

Management estimates that free cash flow in 2001 and 2002 will remain approximately at a break-even point, reflecting heavy expected outflows relating to the A380 development program. In 2003, EADS is expected to generate substantial free cash flows resulting from the combined ramp-up of deliveries under several major programs currently in the backlog, such as the A340-500/600, the Eurofighter, the Tiger attack helicopter and the PAAMS and Storm Shadow missiles, in spite of the fact that A380 development outflows are expected to peak during that year. In subsequent years, further deliveries under the above mentioned programs and new ones, such as NH90 helicopters and the Meteor missiles, are expected to favorably impact EADS' results of operations and cash flows.

(4) Based on catalog prices in the case of the Airbus division.